UNITED STATES **SECURITIES AND EXCHANGE COMMISSION** **Washington, D.C.; 20548**	OMB APPROVAL OMB Number: 3235-0381 Expires: April 30, 2006 Estimated average burden hours per response 427

FORM 40-F

[Check one]

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13(A) OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005 Commission File Number: **001-32267**

DESERT SUN MINING CORP.

(Exact name of registrant as specified in its charter)

CANADA	**1000**	**N/A**
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number (if applicable))	(I.R.S. Employer Identification Number (if applicable))

65 Queen Street West, Suite 810 **Toronto, ON, Canada M5H 2M5** **(416) 861-0341**	**65 Queen Street West, Suite 810** **Toronto, ON, Canada M5H 2M5** **(416) 861-0341**
(Address and telephone number of Registrant's principal executive offices)	(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act: **None**

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Shares Without Par Value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: **None**

For annual reports, indicate by check mark the information filed with this Form:

[X] Annual information form **[X] Audited annual financial statements**

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: **The number of shares outstanding of the issuer's common shares as of December 31, 2005 was 103,788,894.**

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

Yes [ ] **NO [X]**

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes [X] NO [ ]

SEC 2285 (03-05) **Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

TABLE OF CONTENTS

EXPLANATORY NOTE 3

FORWARD LOOKING STATEMENTS 3

RESOURCE AND RESERVE ESTIMATES 3

DOCUMENTS INCLUDED 3

    Annual Information Form 4

    Audited Annual Financial Statements for the financial year ended December 31, 2005 4

    Management Discussion and Analysis of the financial year ended December 31, 2005 4

    Certifications of Management 4

CONTROLS AND PROCEDURES 5

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING 5

CODE OF ETHICS AND CONDUCT FOR OFFICERS, DIRECTORS AND EMPLOYEES 5

CORPORATE GOVERNANCE GUIDELINES 5

AUDIT COMMITTEE FINANCIAL EXPERT 5

PRINCIPAL ACCOUNTANT FEES AND SERVICES 6

OFF-BALANCE SHEET ARRANGEMENTS 6

DISCLOSURE OF CONTRACTUAL OBLIGATIONS 6

UNDERTAKINGS 7

CONSENT TO SERVICE OF PROCESS 7

DOCUMENTS INCORPORATED BY REFERENCE 7

    Information Circular dated March 1, 2006 7

APPENDIX A 8

    Annual Information Form 8

APPENDIX B 108

    Audited Annual Consolidated Financial Statements, December 31, 2005 108

APPENDIX C 141

    Management's Discussion and Analysis 141

APPENDIX D 176

    Certifications of Officers 176

SIGNATURES 179

INDEX OF EXHIBITS 179

EXPLANATORY NOTE

Desert Sun Mining Corp. (the Company) is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Exchange Act on Form 40-F. The Company is a "foreign private issuer" as defined in Rule 3b-4 under the Exchange Act. Accordingly, the Company's equity securities are exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

FORWARD LOOKING STATEMENTS

This report contains forward-looking statements concerning anticipated developments in the operations of the Company in future periods, planned exploration and development activities, the adequacy of the Company's financial resources and other events or conditions that may occur in the future. Forward-looking statements are frequently, but not always, identified by words such as "expects," "anticipates," "believes," "intends," "estimates," "potential," "possible" and similar expressions, or statements that events, conditions or results "will," "may," "could" or "should" occur or be achieved. Information concerning the interpretation of drill results and mineral resource estimates also may be deemed to be forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in the Renewal Annual Information Form of the Company included in this report as Appendix A.

The Company's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

RESOURCE AND RESERVE ESTIMATES

The Company is permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare this annual report on Form 40-F in accordance with Canadian disclosure requirements, which are different from those of the United States. In particular, all mineral resource and reserve estimates included in this report and the documents incorporated herein by reference are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Standards on Mineral Resource and Mineral Reserves, adopted by the CIM Council on November 14, 2004 as they may be amended from time to time by the CIM. CIM standards differ significantly from the requirements adopted by the United States Securities and Exchange Commission (the "Commission") in Industry Guide 7. As such, information contained or incorporated in this report regarding mineralization and resources may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the Commission. "Mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of a "mineral resource" will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

DOCUMENTS INCLUDED

The following documents are filed as part of this Annual Report on Form 40-F:

Annual Information Form

The Company's Renewal Annual Information Form for the fiscal year ended December 31, 2005 is included herein as Appendix A.

Audited Annual Financial Statements for the financial year ended December 31, 2005

The audited consolidated financial statements of the Company as at December 31, 2005 and 2004, including the consolidated statements of shareholders' equity, operations and deficit and cash flows for the twelve month period ended December 31, 2005, the sixteen month period ended December 31, 2004 and the twelve month period ended August 31, 2003, including the report of the auditors with respect thereto, are filed as part of this Annual Report on Form 40-F as Appendix B. Consent of the auditors for the inclusion of their report is attached hereto as Exhibit 99.1.

The Company prepares its consolidated financial statements in accordance with Canadian generally accepted accounting practices ("GAAP"), and they may be subject to Canadian auditing and auditor independence standards. Accordingly, consolidated the financial statements of the Company included in this report may not be comparable to financial statements of United States companies. Significant differences between Canadian GAAP and United States GAAP are described in Note 21 to the Company's audited consolidated financial statements.

Currency

Unless otherwise indicated, all dollar amounts in the audited consolidated financial statements and elsewhere in this report on Form 40-F are in Canadian dollars. The exchange rate of Canadian dollars into United States dollars on December 31, 2005, based upon the noon buying rate in Toronto per the Bank of Canada, was U.S.$1.00 = CDN $1.16.

Management Discussion and Analysis of the financial year ended December 31, 2005

The Company's Management's Discussion and Analysis ("MD&A") is included herein as Appendix C.

Certifications of Management

Canadian Form 52-109FM1, Modified Certification of Annual Filings During Transition Period, as completed by the Company's Chief Executive and Chief Financial Officers, Bruce Humphrey and Stephen Woodhead respectively, are attached hereto as Appendix D. In addition the respective certifications required by Form 40-F are attached hereto as Exhibits 99.2 through 99.5.

CONTROLS AND PROCEDURES

The Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's President and Chief Financial Officer, of the effectiveness of the design and operation of the Company's "disclosure controls and procedures" [as defined in the Exchange Act Rule 13a-15(e)] as of the end of the period covered by this report. Based upon that evaluation, the President and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective in timely alerting them to material information relating to the Company required to be included in the Company's periodic SEC filings, and that information is recorded, processed, summarized and reported as and when required.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

There was no significant change in the Company's internal control over financial reporting that occurred during the Company's most recently completed fiscal period that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

CODE OF ETHICS AND CONDUCT FOR OFFICERS, DIRECTORS AND EMPLOYEES

The Company has adopted a Code of Conduct for its Officers, Directors, and Employees. A copy of the Code was included as Exhibit 5 with the Form-40 filed with the Securities Exchange Commission on June 30, 2005.

CORPORATE GOVERNANCE GUIDELINES

The Company has adopted Corporate Governance Guidelines and established a Corporate Governance Committee of unrelated directors. The Committee currently consists of chair Peter Bojtos, Nancy E. McInerney-Lacombe and Ken Taylor. A copy of the Guidelines was included in the Company's Management Information Circular dated March 7, 2005 which was been filed as an exhibit to the Company's Form 40-F filed with the Securities Exchange Commission on June 30, 2005.

AUDIT COMMITTEE FINANCIAL EXPERT

The Company's Audit Committee consists of three unrelated directors, all of whom are financially literate and very knowledgeable about the Company's affairs. The audit committee is directly responsible for the appointment, compensation and oversight of auditors; the audit committee has in place procedures for receiving complaints and concerns about accounting and auditing matters; and has the authority and the funding to engage independent counsel and other outside advisors.

The Audit Committee may delegate to one or more designated members of the Audit Committee the authority to grant pre-approvals required by this policy/procedure. The decisions of any Audit Committee member to whom authority is delegated to pre-approve a service shall be presented to the full Audit Committee at its next scheduled meeting. A copy of the Audit Committee Charter was included in the Company's Management Information Circular dated March 7, 2005 which which was been filed as an exhibit to the Company's Form 40-F filed with the Securities Exchange Commission on June 30, 2005. The Company's audit committee currently consists of Nancy McInerney-Lacombe, Peter Bojtos, and Kenneth Taylor.

The chair of the Audit Committee, Nancy E. McInerney-Lacombe, is the "audit committee's financial expert". She is a senior executive with close to 30 years of domestic and international experience in the financial sector. Her career has spanned three key areas of the sector including: banking, banking regulation and financial sector restructuring in the developing world. Ms McInerney-Lacombe's previous roles included Senior Vice President, Royal Bank of Canada; Director, Deposit Taking Institutions, The Office of the Superintendent of Financial Institutions; Financial Sector Specialist for the World Bank and consultant to the Central Bank of Trinidad & Tobago.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees, including reimbursements for expenses, for professional services rendered by McGovern, Hurley, Cunningham, LLP paid in the years ended December 31, 2005 and 2004 are detailed in the following table:

	Year ended December 31, 2005	Year Ended December 31, 2004
Audit Fees	$ 64,100	$ 12,000
Audit Related Fees	86,275	nil
Tax Fees	7,000	4,400
All Other Fees	8,425	17,900
TOTAL	$ 165,800	$34,300

Audit Fees were for professional services for the audits of the Company's annual financial statements.

Audit Related Fees were for assurance and related services related to the performance of the audit or review of the annual financial statements that are not reported under "Audit Fees" above.

Tax Fees were for tax compliance, tax advice and tax planning professional services. These services include tax compliance, review of tax returns, and tax planning and advisory services relating to domestic and international taxation.

All Other Fees consisted of fees not included in the above categories, including review of statutory and regulatory filings.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Discussion and disclosure of the Company's contractual obligations can be found in Notes 4, 13, 16(c) and 20(b) of the Audited Consolidated Financial Statements, page 20, attached hereto as Appendix B. The Company provides tablular disclosure of obligations on page 25 of the MD&A attached hereto as Appendix C.

UNDERTAKINGS

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the staff of the SEC, and to furnish promptly, when requested to do so by the SEC staff, information relating to the securities in relation to which the obligation to file an annual report on Form 40-F arises or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Company has previously filed an Appointment of Agent for Service of Process and Undertaking on Form F-X signed by the Company and its agent for service of process, as submitted to the Securities Exchange Commission on June 30, 2005, on Form FX. Said form is herein incorporated by reference.

DOCUMENTS INCORPORATED BY REFERENCE

Information Circular dated March 1, 2006

The Company's Information Circular with respect to the annual meeting scheduled to occur on or about March 31 2006, was filed via Form 6-K on March 24, 2006 and is herein incorporated by reference. Items expected to be discussed include presentation of the Company's annual report and audited consolidated financial statements for the financial year ended 2005, election of directors, appointment of auditors, and such other business as may be brought before the meeting.

As an item of special consideration, the stockholders of the Company will be asked to pass a special Arrangement Resolution to effect the amalgamation of the Company with Yamana Gold, Inc. and 6524338 Canada Inc., as detailed in the Arrangement Agreement, pursuant to an interim order of the Superior Court of Justice (Ontario) dated March 1, 2006. The Arrangement Resolution is presented in full, and the Arrangement Agreement is attached to the Information Circular as Exhibit F.

APPENDIX A

Annual Information Form

DESERT SUN MINING CORP.

RENEWAL ANNUAL INFORMATION FORM
FOR THE FINANCIAL PERIOD ENDED
DECEMBER 31, 2005

March 20, 2006

65 Queen Street West, Suite 810
Toronto, ON   M5H 2M5
Tel : 416-861-0341
Fax : 416-861-8165
www.desertsunmining.com
E-mail : info@desertsunmining.com

TABLE OF CONTENTS

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS..................................i

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION ii

INCORPORATED BY REFERENCE..ii

ITEM 2: CORPORATE STRUCTURE **1**
    2.1 Name and Incorporation...1
    2.2 Intercorporate Relationships 1

ITEM 3: GENERAL DEVELOPMENT OF THE BUSINESS..**2**
    3.1 Three Year History...2
    3.2 Trends 6

ITEM 4: NARRATIVE DESCRIPTION OF THE BUSINESS...**10**
    4.1 General..10
    4.2 Mineral Properties..11

ITEM 5: SELECTED CONSOLIDATED FINANCIAL INFORMATION **90**
    5.1 Annual Information...90
    5.2 Dividends..90

ITEM 6: MANAGEMENT'S DISCUSSION AND ANALYSIS **90**

ITEM 7: MARKET FOR SECURITIES **90**

ITEM 8: DIRECTORS AND OFFICERS **91**
    8.1 Name, Address, Occupation and Security Holding..91
    8.2 Corporate Cease Trade Orders Or Bankruptcies 92
    8.3 Penalties or Sanctions 92
    8.4 Personal Bankruptcies..92
    8.5 Conflicts Of Interest 92

ITEM 9: ADDITIONAL INFORMATION **93**

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Except for statements of historical fact relating to Desert Sun Mining Corp. (the "Company"), certain information contained herein constitutes ''forward-looking statements'', within the meaning of the United States Private Securities Litigation Reform Act of 1995, and ''forward-looking information'' under similar Canadian legislation, which are prospective and reflect management's expectations regarding Desert Sun's future growth, business, results of operations and financial performance and condition of Desert Sun. Forward-looking statements and forward-looking information include, but are not limited to, statements with respect to estimated production, the development potential of Desert Sun's properties; the future price of gold; the estimation of mineral reserves and mineral resources; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; capital expenditures; success of exploration activities; permitting time lines and permitting, mining or processing issues; currency exchange rate fluctuations; government regulation of mining operations; environmental risks; unanticipated reclamation expenses; title disputes or claims; litigation liabilities; and limitations on insurance coverage. Generally, forward-looking statements and forward-looking information can be identified by the use of forward-looking terminology such as ''plans'', ''expects'' or ''does not expect'', ''is expected'', ''budget'', ''scheduled'', ''estimates'', ''forecasts'', ''intends'', ''anticipates'' or ''does not anticipate'', or ''believes'', or variations of such words and phrases or statements that certain actions, events or results ''may'', ''could'', ''would'', ''might'' or ''will be taken'', ''occur'' or ''be achieved''. Forward-looking statements and forward-looking information are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Desert Sun to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including but not limited to risks related to: unexpected events during construction, expansion and start-up; variations in ore grade, tonnes mined, crushed or milled; variations in relative amounts of refractory, non-refractory and transition ores; delay or failure to receive board or government approvals; timing and availability of external financing on acceptable terms; risks related to international operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in the completion of development or construction activities, as well as those factors discussed in or referred to in the current annual Management's Discussion and Analysis of Desert Sun filed with the securities regulatory authorities in Canada and available at www.sedar.com and Desert Sun's Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Although management of Desert Sun has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Desert Sun does not undertake to update any forward-looking statements or forward-looking information that are incorporated by reference herein, except in accordance with applicable securities laws.

Readers are advised that National Instrument 43-101 of the Canadian Securities Administrators requires that each category of mineral reserves and mineral resources be reported separately. Readers should refer to the other continuous disclosure documents filed by Desert Sun since January 1, 2005, available at www.sedar.com, for this detailed information, which is subject to the qualifications and notes set forth therein. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Readers should refer to the other continuous disclosure documents filed by Desert Sun since January 1, 2005 available at www.sedar.com, for further information relating to the mineral resources and mineral reserves of Desert Sun.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

This annual information form contains references to United States dollars and Canadian dollars. All dollar amounts referenced, unless otherwise indicated, are expressed in Canadian dollars and United States dollars are referred to as "United States dollars" or "US$".

The closing, high, low and average exchange rates for the Canadian dollar in terms of United States dollars for the twelve month period ended December 31, 2005, the sixteen month period ended December 31, 2004 and the twelve months ended August 31, 2003, as reported by the Bank of Canada, were as follows.

	Year ended		
	2005	**2004**	**2003**
Closing...	Cdn$1.17	Cdn$1.20	Cdn$1.40
High...	1.27	1.40	1.59
Low..	1.15	1.18	1.34
Average[1]..	1.21	1.31	1.48

(1)   Calculated as an average of the daily noon rates for each period.

On March 21, 2005, the Bank of Canada noon rate of exchange was US$1.00 = Cdn$1.21 or Cdn.$1.00 = US$0.83.

Gold Prices

The closing, high, low and average afternoon gold fixing prices in United States dollars per troy ounce for each of the three years ended December 31, as quoted on the London Bullion Market, were as follows.

	Year ended December 31		
	2005	**2004**	**2003**
Closing...	US$513.00	US$438	US$416
High...	536.50	454	416
Low..	411.10	370	320
Average[1]..	444.45	404	363

(1)   Calculated as an average of the daily noon rates for each period.

INCORPORATED BY REFERENCE

The following documents are specifically incorporated by reference in this annual information form:

1.   The Company's Management Information Circular for 2005 (the "Circular") including the consolidated financial statements of the Company for the twelve months ended December 31, 2005 and the auditors' report thereon, (the "Consolidated Financial Statements") as well as Management's Discussion and Analysis of these results.

ITEM 2: CORPORATE STRUCTURE

2.1 Name and Incorporation

Desert Sun Mining Corp. (the "Company") was originally incorporated under the name Fredonia Oil & Gas Ltd. under the laws of British Columbia on May 21, 1980 by registration of its Memorandum and Articles with the British Columbia Registrar of Companies. On August 20, 1984, the Company changed its name to Consolidated Fredonia Oil & Gas Ltd., consolidated its common shares on a four to one basis and altered its post consolidation capital to consist of 10,000,000 common shares without par value. On February 20, 1986, the Company changed its name to Sun River Gold Corp. and adopted new Articles by filing a special resolution with the Registrar of Companies for British Columbia. On March 14, 1990, the Company increased its authorized share capital from 10,000,000 to 25,000,000. On March 11, 1991, the Company changed its name to Yellow Point Mining Corp., consolidated its common shares on a six to one basis and altered its post consolidation capital to consist of 25,000,000 common shares without par value. On August 26, 1994, the Company changed its name to Desert Sun Mining Corp., consolidated its common shares on a five to one basis and altered its post consolidation capital to consist of 25,000,000 common shares without par value. On May 9, 1996, the Company subdivided its 25,000,000 common shares without par value into 50,000,000 common shares without par value, each share being subdivided into two shares and altered its authorized capital to consist of 50,000,000 common shares without par value. On May 19, 2000, the Company reduced its authorized share capital to 49,978,344 common shares without par value. During the first quarter of the 2003 financial year, the Company adjusted the number of common shares outstanding, decreasing such number by 66. On March 20, 2003, the Company filed Articles of Continuance pursuant to section 187 of the *Canada Business Company's Act* ("CBCA") to continue the company from British Columbia under the provisions of the CBCA. Also on March 20, 2003, the Company amended its Articles to increase its authorized share capital to an unlimited number of common shares without par value. On February 22, 2006, the Company announced that it had into an Arrangement Agreement that will, subject to the terms and conditions of the Arrangement Agreement, result in the business combination of Desert Sun and Yamana Gold Inc. ("Yamana") by way of a Court-approved plan of arrangement under the CBCA. As a result of the Combination, among other things, Desert Sun will become a wholly-owned subsidiary of Yamana and each Desert Sun shareholder (other than dissenting shareholders, Yamana and its affiliates) will be entitled to receive common shares of Yamana in exchange for common shares of Desert Sun held by such shareholder of Desert Sun on the basis of 0.6 of a common share of Yamana for each common share of Desert Sun held by such shareholder of Desert Sun, all pursuant to the provisions of a Plan of Arrangement. For further details on the Plan of Arrangement, readers are directed to the Circular that is available at www.sedar.com. As of the date of this Annual Information Form, there were 105,360,082 common shares without par value issued and outstanding.

The head office and registered office of the Company is located at 65 Queen Street West, Suite 810, Toronto, Ontario, M5H 2M5, Canada.

2.2 Intercorporate Relationships

The following chart sets forth the names of the subsidiaries of the Company, their respective jurisdictions of existence and the Company's current voting and equity interest therein. As used in this annual information form, except as otherwise required by the context, reference to the "Company" means Desert Sun Mining Corp. and its subsidiaries.



ITEM 3: GENERAL DEVELOPMENT OF THE BUSINESS

3.1 Three Year History

The following is a summary of the general development of the business of the Company over the most recently completed three fiscal years (the 2004 fiscal year was a sixteen month period due to a change in year-end).

Fiscal 2003

The Company completed two equity financings in the 2003 fiscal year for total gross proceeds of $9.7 million.

In February 2003, the Company issued 4,701,065 units at a price of $1.00 per unit for total gross proceeds to the Company of $4.7 million. Each unit consisted of one common share in the capital of the Company and one-half of one common share purchase warrant. Each whole common share purchase warrant entitled the holder to purchase an additional common share of the Issuer at a price of $1.25 until August 2004.

In July 2003, the Company issued 4,545,455 units at a price of $1.10 per unit for total gross proceeds to the Company of $5 million. Each unit consisted of one common share in the capital of the Company and one-half of one common share purchase warrant. Each whole common share purchase warrant entitled the holder to purchase an additional common share of the Issuer at a price of $1.35 until July 2005.

Following the completion of its July 2003 private placement financing, the common shares of the Company were listed and began trading on the Toronto Stock Exchange ("TSX"), under the symbol "DSM".

In August 2003, the Company announced that Micon International through its independent qualified person Terry Hennessey, P.Geo., had reviewed and confirmed the updated mineral resource estimate prepared by the Company for Jacobina. Total measured and indicated mineral resources were 14,802,000 tonnes at 2.86 g Au/t containing 1,362,300 ounces of gold primarily in the Joao Belo and Itapicuru areas. These mineral resources, which were similar to the 1998 historical estimate, formed the basis for the feasibility study in progress at that time by SNC Lavalin Engineers & Constructors. Inferred mineral resources totaled 29,487,000 at 2.62 g Au/t containing 2,479,500 ounces of gold. This was an increase of almost 200,000 ounces from the May 1998 historical estimate reflecting additions from drilling by the Company and re-interpretations at Morro do Vento and Serra do Córrego.

Fiscal 2004

In September 2003, the Company completed its expenditure commitment, vested its 51% interest, and exercised its option to acquire the remaining 49% interest of the Jacobina property from Valencia Ventures Inc. (formerly, William Multi-Tech Inc.) ("VVI"). The purchase price of $5 million was satisfied through a cash payment of $2 million and the issuance of 1,851,852 common shares in the capital of the Company to VVI at a price of $1.62 per common share. As a result of the exercise of its option, the Company owns 100% of the Jacobina property.

In September 2003, the Company issued 8,115,000 common shares in the capital of the Company at a price of $1.38 per share for total gross proceeds to the Company of $11.2 million. Proceeds from the financings have been used to advance the exploration and development of the Jacobina property.

Also in September 2003, SNC Lavalin Engineers & Constructors (SNC) completed the feasibility study, which confirmed the economics of bringing the Jacobina Mine back into production and outlined a mineral reserve of 10,746,000 tonnes grading 2.20 g Au/t, containing 758,600 ounces of gold. SNC prepared design criteria for the process plant for a throughput of 4,200 tpd to meet planned production requirements. As a result of metallurgical tests by Lakefield Research, SNC concluded that a leach time of 24 hours would increase the recovery rate to 96.5% as compared to the historic rate of 92.3%. The capital cost was estimated by SNC to be US$33,857,000 million, excluding sustaining capital and mine closure costs. Net of revenue from pre-production, the capital cost was estimated to be $30,668,000. The financial analysis by SNC at a gold price of US$350/oz and an exchange rate of R$:$US of 3:1 estimated that the average cash cost would be US$189/oz over the 7-year life of the mine, excluding preproduction ore. The average amount of gold produced, excluding preproduction ore, was estimated to be approximately 102,500 ounces per year.

In November 2003, the Company completed a bought deal financing pursuant to which it raised $20 million through the issuance of 11,764,707 units at a price of $1.70 per unit. Each unit consisted of one common share and one-half of a common share purchase warrant. Each whole warrant will be exercisable at a price of $2.50 for a period of five years. The warrants were listed on the TSX, under the symbol "DSM.WT".

In December 2003, SRK Consulting (Canada) Inc. ("SRK") assessed the achievability and economics of higher underground production rates (the "Expanded Production Rate Assessment") on all categories of mineral resources, including inferred mineral resources, to assess increased gold production rates and preliminary "order of magnitude" economics for the Jacobina mine. In the study dated December 2003, SRK concluded that it is reasonable for the Company to pursue a higher production rate at the Jacobina mine, in the range of 5,200 tonnes per day. SRK concluded that at this rate, Jacobina could produce an average of 154,000 mined ounces annually, based on a metallurgical recovery of 96.5%, at an estimated cash cost of US$165 per recovered ounce. A 5,200 tonne per day production rate would involve additional risk because a higher production rate is required, more capital is required up front, and the payback period is one year longer. SRK stated that the data used in the study is preliminary in nature with a high level of uncertainty, and also that if a higher Jacobina production rate is adopted as a goal of the Company, SRK recommended that a feasibility study be completed to verify the economics and the Company has this under consideration. The Expanded Production Rate Assessment is not adequate to definitively confirm the economics of the Jacobina property extended life-of-mine production scenarios. SRK cautioned that the results presented in the study were preliminary in nature and based on inferred mineral resources, which could not be converted to mineral reserves due to their uncertainty. There is no guarantee that further exploration will upgrade any of these inferred mineral resources.

As noted above, the Company changed its financial year end from August 31 to December 31 to coincide with the year end of its Brazilian subsidiaries. Under Brazilian law, the Brazilian companies are required to have a year end of December 31. The Company believed that it would be more cost efficient and in the best interest of the Company and its shareholders for both companies to have the same financial year end. The Company implemented this change by having a transition financial year of 16 months, the last day of which was December 31, 2004.

In July 2004, the Company received all operating and environmental permits required to re-start operations at the Jacobina Mine.

In August 2004, the common shares of the Company began trading on the American Stock Exchange, under the symbol "DEZ".

In October 2004, Bruce Humphrey, P.Eng, was appointed the President, Chief Executive Officer and a member of the Board of Directors of the Company. Stan Bharti, P.Eng., was appointed Chairman of the Board of Directors and Gerry McCarvill was appointed Vice Chairman of the Company.

Also in October 2004, the Company completed an equity financing pursuant to which it raised $20 million through the issuance of 13,793,103 units at a price of $1.45 per unit. Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole warrant will be exercisable at a price of $2.50 until November 20, 2008. The warrants were listed on the TSX, under the symbol "DSM.WT".

In November and December 2004, the Company reported increases in the estimate of total measured and indicated mineral resources at the Jacobina mine. The revised estimate of total measured and indicated mineral resources is 24.8 million tonnes, grading 2.53 grams of gold per tonne, containing approximately 2.05 million ounces of gold. The inferred mineral resource estimate is 22.2 million tonnes, grading 2.61 grams of gold per tonne, containing approximately 1.9 million ounces of gold. Mineral resources that are not mineral reserves do not have demonstrated economic viability. In preparing the revised mineral resource estimate, the Company used methods similar to those outlined by Micon International in its report entitled "A Mineral Resource Estimate for the Jacobina Property, Bahia State, Brazil" dated August 2003.

Based upon the increased estimate of mineral resources, the Company revised its mineral reserve estimate for the Jacobina mine (Joao Belo zone) to 11,102,000 tonnes, grading 2.04 grams of gold per tonne, containing 727,000 ounces of gold. The revised estimate represents an increase of 44% from the estimate of 505,000 contained ounces of gold in the feasibility study completed by SNC Lavalin Engineers & Constructors, Inc. dated September 2003 (the "SNC Feasibility Study"). The conversion rate of the new indicated mineral resource to mineral reserve is approximately 75%, which is comparable to the historical experience at the mine and to the conversion rate in the SNC Feasibility Study. The key parameters used to determine the mineral reserve estimate include: mining recovery rate of 80%; gold price of US$350 per ounce; dilution of one metre on both the hanging wall and on the footwall at grades indicated by diamond drilling; mineral resources and mineral reserves were estimated using the polygonal method on vertical longitudinal sections; assay cutting factor of 30 grams of gold per tonne; and a block cut-off grade of 1.33 grams of gold per tonne.

A technical report entitled ''An Updated Mineral Resource and Mineral Reserve Estimate and Results of 2004 Exploration Program for the Jacobina and Bahia Gold Belt Property, Bahia State, Brazil'' relating to the revised mineral resource and mineral reserve estimates was prepared by the Company and filed via SEDAR on March 8, 2005. The authors of the report were Dr. William Pearson, P.Geo., the Vice President, Exploration of the Company and a qualified person under National Instrument 43-101, and Peter Tagliamonte, P.Eng., the Vice President, Operations and Chief Operating Officer of the Company and a qualified person under NI 43-101. The mineral resource and mineral reserve estimates are based on the Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Reserves Definitions and Guidelines.

Fiscal 2005

On March 3, 2005, the Company entered into agreements with BankBoston to purchase an average of 3 million Brazilian Real monthly in 2006 at a price of US$1 million per month. The amount under this agreement represents approximately 60% of the projected local currency 2006 operating budgets of the Jacobina mine and the exchange rate under the agreements was in line with the exchange rate assumptions used in the SNC Feasibility Study.

On March 22, 2005, the Company completed a bought deal financing pursuant to which it raised $25 million through the issuance of 10,729,614 units at a price of $2.33 per unit. Each unit consisted of one common share and one-quarter of one common share purchase warrant. Each whole warrant will be exercisable at a price of $2.50 until November 20, 2008. The warrants were listed on the TSX, under the symbol "DSM.WT".

On March 30, 2005, the Company announced that the first gold had been poured from its reactivated Jacobina Mine using ore from mine development. The processing of development ore began in early March with approximately 50,000 tonnes milled to the end of March 2005. Gold from production ore is planned to begin later in the second quarter.

On July 14 2005, the Corporation announced that commercial gold production had been achieved at its reactivated Jacobina Mine. The Jacobina Mine produced at approximately 75% of operating capacity during the three months ending September 30, 2005 as part of the planned ramp up to full production. During the three months ended September 30, 2005, the mill at Jacobina processed approximately 300,000 tonnes with an average grade of 2.03 grams of gold per tonne resulting in the production of approximately 18,683 ounces of gold. The metallurgical recovery rate was 95.4%.

Some of the highlights from the third and fourth quarters of 2005, since the commencement of commercial production, are reproduced below:

	THIRD QUARTER	FOURTH QUARTER

Results for the three months ended September 30 and December 31, 2005, respectively

Revenues (*in thousands of Canadian dollars*)	$	8,962	$	11,266
Net loss for the period (*in thousands of Canadian dollars*)	$	(503)	$	(1,058)
Cash flow from operating activities (*in thousands of Canadian dollars*)	$	566	$	5,191

Gold production

Number of ounces produced (*in ounces*)	18,683	ounces	22,550	ounces
Number of ounces sold (*in ounces*)	16,400	ounces	20,399	ounces
Realized gold price (*in United States dollars per ounce*)	US$	442	US$	484
Total cash costs (*in United States dollars per ounce*)	US$	292	US$	265

Financial position at December 31, 2005

Cash and equivalents (*in thousands of Canadian dollars*)	$	40,717
Total assets (*in thousands of Canadian dollars*)	$	142,614
Shareholders' equity (*in thousands of Canadian dollars*)	$	121,958
Total number of shares outstanding (*number*)	103,788,894	shares

	THIRD QUARTER	FOURTH QUARTER	SIX MONTHS
Gold production costs (non-GAAP measures) for the six months ended December 31, 2005			
(United States dollars per ounce, unaudited)			
Direct mining costs	**279**	**252**	**265**
Selling, transportation and refining	9	9	9
Mine operating costs	**288**	**261**	**274**
Royalties	4	4	4
Total operating costs	**292**	**265**	**278**
Depreciation, depletion and amortization	67	90	79
Total production costs	**359**	**355**	**357**
Operating statistics for the six months ended December 31, 2005			
Tonnes mined	340,038	380,304	720,342
Tonnes milled	300,505	327,329	627,834
Gold ore grade (*grams per tonne*)	2.03	2.23	2.13
Gold recovery rate (*%*)	95.4%	96.0%	95.7%

The Company anticipates that total operating costs should decrease as production levels increase to full capacity and the protection of operating costs from the current strength of the Brazilian Real, through the Company's currency hedge program, is realized.

In December 2005, the Company completed a bought deal financing pursuant to which it raised $40 million through the issuance of 16,000,000 units at a price of $2.50 per unit. Each unit consisted of one common share and one-quarter of one common share purchase warrant. Each whole warrant is exercisable at a price of $2.50 until November 20, 2008.

Subsequent Events

A technical report entitled ''An Updated Mineral Resource and Mineral Reserve Estimate and Results of 2005 Exploration Program for the Jacobina and Bahia Gold Belt Property, Bahia State, Brazil'' relating to the revised mineral resource and mineral reserve estimates has been prepared by the Company and was filed via SEDAR on February 1, 2006. The authors of the report were Dr. William Pearson, P.Geo., the Vice President, Exploration of the Company and a qualified person under National Instrument 43-101, and Peter Tagliamonte, P.Eng., the Vice President, Operations and Chief Operating Officer of the Company and a qualified person under NI 43-101. The mineral resource and mineral reserve estimates are based on the Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Reserves Definitions and Guidelines.

On February 21, 2006, Desert Sun and Yamana Gold Inc. ("Yamana") (TSX: YRI; AMEX: AUY; LSE (AIM): YAU) announced the acquisition of the Company by Yamana by way of plan of arrangement. Desert Sun shareholders will receive 0.6 of a Yamana common share for each Desert Sun common share held. Based on the 5-Day weighted average of Yamana's share price, the transaction price is $5.47 per Desert Sun common share, representing a premium of 21.1% over the 5-Day weighted average price of the Company's common shares. Desert Sun's Jacobina gold mine in Bahia, Brazil is near Yamana's Fazenda Brasileiro mine and its C1 Santa Luz development-stage project. The total net cost of the transaction is US$450 million, or US$85 per resource ounce based on Desert Sun's latest reserve and resource estimate.

The acquisition of Desert Sun will be completed by way of a court approved Plan of Arrangement whereby each common share in the Company will be exchanged for 0.6 of a Yamana common share. All Desert Sun options and warrants will become exercisable for common shares of Yamana based on the exchange ratio. As a result of the proposed transaction, the combined company will be held approximately 76% by existing Yamana shareholders and 24% by existing Desert Sun shareholders. The total number of Yamana common shares outstanding would be approximately 261.5 million, on a pro forma basis.

The acquisition has the unanimous approval of the boards of directors of Yamana and Desert Sun. The board of directors of Desert Sun, having received the recommendation of a special committee of directors, is recommending that share holders vote in favour of the transaction. GMP Securities provided an opinion to the special committee of the board of directors of Desert Sun that the business combination is fair, from a financial point of view, to the holders of common shares of the Company. Desert Sun's financial advisor is Sprott Securities Corporation.

Yamana's board of directors will remain in place and Yamana has indicated that it will supplement its Board with the addition of Bruce Humphrey (current President and Chief Executive Officer of Desert Sun) and Stan Bharti (current Chairman of Desert Sun). Yamana's management team will be supplemented with the addition of certain officers from Desert Sun to whom Yamana intends to extend offers of employment.

The transaction is subject to all requisite regulatory and court approvals, third party consents and other conditions customary in transactions of this nature. The combination must be approved by at least two-thirds of the votes cast by the shareholders of Desert Sun at a meeting of holders of common shares. The shareholder meeting is expected to be held on March 31, 2006, with the transaction anticipated to close shortly thereafter. If the combination does not occur under certain circumstances, Desert Sun has agreed to pay Yamana a break-fee of CDN$21.5 million. If the combination does occur, the Company could be subject to certain severance, termination and other possible payments relating to its employees and consultants. Any such amount will be expensed as incurred.

The transaction results in the following company profile:

- Estimated annualized gold production of 450,000 ounces in 2006, increasing to 700,000 ounces in 2007 and to more than 800,000 ounces in 2008 from operating mines and mines under construction (includes expansion plan for Jacobina Mine proposed by Desert Sun and excludes near development stage projects held by Yamana);

- Total resource base of approximately 11.6 million ounces of measured and indicated resources, plus inferred resources of approximately 6.1 million ounces;

- Proven and probable reserves of approximately 7.6 million gold ounces (included in above measured and indicated resource total above);

- Proven and probable copper reserves of approximately 2.3 billion pounds; and

- One of the largest Brazilian exploration land holdings with a significant and dominant presence in three major gold belts.

3.2 Trends

The business of the Company is subject to a number of uncertainties including, but not limited, to the following.

Nature of Mining, Mineral Exploration and Development Projects

Desert Sun's mining operations, and exploration and development projects are subject to conditions beyond its control, which can affect the cost of mining for varying lengths of time. Such conditions include environmental hazards, explosions, unusual or unexpected geological formations or pressures, pillar collapses, and periodic interruptions in both production and transportation due to inclement or hazardous weather conditions. Such risks could result in damage to, or destruction of, mineral properties or producing facilities, personal injury, environmental damage, delays in mining, monetary losses and possible legal liability. Desert Sun maintains insurance to cover normal business risks.

Mineral exploration is highly speculative in nature, involves many risks and frequently is non-productive. There is no assurance that exploration efforts will continue to be successful. Success in establishing reserves is a result of a number of factors, including the quality of management, Desert Sun's level of geological and technical expertise, the quality of land available for exploration and other factors. Once mineralization is discovered, it may take several years in the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable mineral reserves through drilling, to determine the optimal metallurgical process to extract the metals from the ore and, in the case of new properties, to construct mining and processing facilities. Because of these uncertainties, no assurance can be given that exploration programs will result in the establishment or expansion of mineral resources or mineral reserves. Whether a resource deposit will ultimately be commercially viable depends on a number of factors, including the particular attributes of the deposit such as the deposit's size, its proximity to existing infrastructure, financing costs and the prevailing prices for the applicable resource. Also of key importance are government regulations, including those relating to prices, taxes, royalties, land tenure, land use, the importing and exporting of resource and production plant and equipment, and environmental protection.

Development projects have no operating history upon which to base estimates of future cash operating costs. Particularly for development projects, resource estimates and estimates of cash operating costs are, to a large extent, based upon the interpretation of geologic data obtained from drill holes and other sampling techniques, and feasibility studies, which derive estimates of cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed, ground conditions, the configuration of the ore body, expected recovery rates of minerals from the ore, estimated operating costs, anticipated climatic conditions and other factors. As a result, it is possible that actual cash operating costs and economic returns could differ significantly from those estimated for a project before production. It is not unusual for new mining operations to experience problems during the start-up phase, and delays in the commencement of production often can occur.

Gold Price

The principal business of Desert Sun is the production of gold. Desert Sun's future profitability is largely dependent on movements in the price of gold. Gold prices are affected by numerous factors beyond Desert Sun's control, including central bank sales, producer hedging activities, the relative exchange rate of the United States dollar with other major currencies, global and regional demand, political and economic conditions and production costs and levels in major gold producing regions. In addition, the price of gold has on occasion been subject to rapid short-term changes due to speculative activities. If as a result of a sustained decline in gold prices, revenues from gold sales were to fall below cash operating costs, the feasibility of continuing operations would be evaluated and if warranted, could be discontinued. Desert Sun does not enter into gold price hedging programs, which it would only consider to the extent necessary to satisfy any lender requirements for project finance transactions.

Currency Fluctuations

Desert Sun holds cash reserves in both Canadian and United States dollars, and in Brazilian Reais. By virtue of its international operations, Desert Sun incurs costs and expenses in a number of foreign currencies other than the Canadian dollar. The exchange rates covering such currencies have varied substantially and accordingly, could significantly affect the results of the operations of Desert Sun. Desert Sun's future operating results and cash flow will be primarily affected by changes in the United States dollar / Brazilian Real exchange rate as substantially all revenues will be earned in United States dollars, while a substantial portion of the operating (75%) and capital (50%) expenditures are expected to be incurred in Brazilian Reals.

The appreciation of the Brazilian Real against the United States dollar continues to be largely dependent on high interest rates in Brazil, which continue to attract significant inflows of foreign capital. Desert Sun believes that as interest rates begin to move lower, the Brazilian Real will begin to weaken. If considered appropriate, Desert Sun may hold surplus cash balances in Brazil in order to take advantage of high local interest rates as an offset to the strength of the Brazilian Real.

Mineral Resource and Mineral Reserve Estimates

The estimates for mineral resources and mineral reserves are determined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects, issued by the Canadian Securities Administrators and CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions, adopted by the CIM Council on August 20, 2000 and modified on December 11, 2005. There are numerous uncertainties inherent in estimating mineral resources and mineral reserves, including many factors beyond Desert Sun's control. Such estimation is a subjective process, and the accuracy of any mineral resources and mineral reserves estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation.

Differences between management's assumptions, including economic assumptions such as metal prices and market conditions, could have a material effect in the future on Desert Sun's financial position and results of operation.

Risk of Contingent Liabilities

Desert Sun owns 100% of Jacobina Mineracao e Comercio Ltda. (''JMC''), the Brazilian company that holds the mining and exploration licences, fixed property, and associated plant and equipment at the Jacobina project. In terms of the agreement under which Desert Sun acquired JMC, Valencia Ventures Inc. (''Valencia'') provided certain indemnities to Desert Sun for outstanding liabilities. These amounts include taxes payable to the Brazilian Federal and State authorities, liabilities to third parties, as well as labour and health related claims by former employees. Claims relating to silicosis, for the period prior to Desert Sun's acquisition of JMC, for which Valencia has indemnified Desert Sun could amount to approximately $8 to $11.5 million. It is management's belief that the majority of the health related claims are substantially without merit and Desert Sun and Valencia intend to defend the actions vigorously. Valencia did not meet its obligations to Desert Sun under the terms of its indemnity in a consistent manner during the 2005 fiscal year and as a result Desert Sun has written down the value of the balance that it expects to recover from Valencia.

Country Risk, Associated with Desert Sun's Operational Focus on Brazil

All of Desert Sun's property interests are located in Brazil and consequently Desert Sun is subject to certain risks, including currency fluctuations and possible political or economic instability in that country. Mineral exploration and mining activities may be affected to varying degrees by political stability and government regulations relating to the mining industry, including restrictions on production, price controls, export controls, foreign exchange controls, income taxes, expropriation of property, environmental legislation, employment practices and mine safety. Any changes in regulations or shifts in political attitudes are beyond Desert Sun's control and may adversely affect Desert Sun's business. Desert Sun, at present, does not maintain political risk insurance for its foreign operations.

Licenses and Permits, Laws and Regulations

Desert Sun's mining operations and exploration activities require permits from various government authorities, and are subject to extensive federal, state and local laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health and safety, mine safety and other matters. Such laws and regulations are subject to change, can become more stringent and compliance can therefore become more costly. Desert Sun draws on the expertise and commitment of its management team, their advisors, its employees and contractors to ensure compliance with current laws and fosters a climate of open communication and co-operation with regulatory bodies.

Desert Sun believes that it holds all necessary licences and permits under applicable laws and regulations and believes it is presently complying in all material respects with the terms of such licences and permits. However, such licences and permits are subject to change in various circumstances. There can be no guarantee that Desert Sun will be able to maintain or obtain all necessary licences and permits that may be required to explore and develop its properties, commence construction or continue operation of mining facilities.

The acquisition of title to mineral concessions in Brazil is a detailed and time consuming process. Title to, and the area of, mining concessions may be disputed. Desert Sun has diligently investigated title to all mineral concessions and obtained title opinions with respect thereto and, based upon such opinions, Desert Sun believes that title to all properties covering the mineral resources and reserves at the Jacobina property is in good standing; however, the foregoing should not be construed as a guarantee of title to those properties.

Environmental

Desert Sun's activities are subject to extensive federal, state and local laws and regulations governing environmental protection and employee health and safety. Environmental legislation is evolving in a manner that is creating stricter standards, while enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations.

Desert Sun is also subject to various reclamation-related conditions imposed under federal or state rules and permits. While Desert Sun has budgeted for future capital and operating expenditures to maintain compliance with environmental laws and permits, there can be no assurance that they will not change in the future in a manner that could have a material adverse effect on Desert Sun's financial condition, liquidity or results of operations.

Uninsured Risks

In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fire, flooding and earthquakes may occur. It is not always possible to fully insure against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of Desert Sun's securities.

Competition

Desert Sun competes with many international companies that have substantially greater financial and technical resources than it has for the acquisition of mineral concessions as well as for the recruitment and retention of qualified employees.

Share Price Fluctuations

In recent years, the securities markets in Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered development stage companies, have experienced wide fluctuations in price that would have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that fluctuations in price will not occur.

Enforcement of Civil Liabilities

As substantially all of Desert Sun's assets and the assets of its subsidiaries are located outside of Canada, and certain of its directors and officers are resident outside of Canada, it may be difficult or impossible to enforce judgments granted by a court in Canada against Desert Sun's assets or the assets of its subsidiaries or its directors and officers residing outside of Canada.

Dependence on Outside Parties

Desert Sun has relied upon consultants, engineers and others and intends to rely on these parties for development, construction and operating expertise. Substantial expenditures are required to construct mines, to establish mineral reserves through drilling, to carry out environmental and social impact assessments, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties, to develop the exploration and plant infrastructure at any particular site. If such parties' work is deficient or negligent or is not completed in a timely manner, it could have a material adverse effect on Desert Sun.

Conflicts Of Interest

Certain of Desert Sun's directors and officers serve or may agree to serve as directors or officers of other reporting companies or have significant shareholdings in other reporting companies and, to the extent that such other companies may participate in ventures in which Desert Sun may participate, the directors of Desert Sun may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of Desert Sun directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular Company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the Company making the assignment. In determining whether or not Desert Sun will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which Desert Sun may be exposed and its financial position at that time.

ITEM 4: NARRATIVE DESCRIPTION OF THE BUSINESS

4.1 General

Desert Sun is a gold mining company, engaged in gold production and the acquisition, exploration and development of mineral properties for the purpose of producing precious metals. The Corporation's principal asset is its 100% interest in the Jacobina gold project located in the State of Bahia, in northeastern Brazil.   Commercial production at the Jacobina gold project recommenced in July 2005. The Company is further developing the Jacobina property.

Principal Products

The Company's principal product is gold. There is a worldwide gold market into which the Company sells and, as a result, the Company is not dependent on a particular purchaser with regard to the sale of the gold.

Operations

Environmental Protection

The current and future operations of the Company, including development activities on its properties or areas in which it has an interest, are subject to extensive federal, state and local laws and regulations governing environmental protection, employee health and safety, exploration, development, tenure, production, taxes, labour standards, occupational health, wastes disposal, greenhouse gas emissions, protection and remediation of environment, reclamation, mine safety, toxic substances and other matters. Compliance with such laws and regulations increases the costs of and delays planning, designing, drilling and developing the Company's properties. Desert Sun is also subject to various reclamation-related conditions imposed under federal or state rules and permits.

The Company has planned and budgeted to apply technically proven and economically feasible measures to advance protection of the environment throughout the exploration and development process. Current costs associated with compliance are considered to be normal.

Employees

At the end of December 2005 the Company employed 556 (September 30, 2005: 468; June 30, 2005: 390; March 31, 2005: 293) personnel on site at the Jacobina Mine and at the various exploration projects. This staff complement was supplemented by temporary contractors for a total of 873 (September: 754; June 30, 2005: 713; March 31, 2005: 618) individuals on site. As required, the Company also retains geologists, engineers, geophysicists and other consultants on a per diem basis. The Company has not experienced, and does not expect to experience, significant difficulty in attracting and retaining qualified personnel.

Foreign Operations

The Company's activities in foreign jurisdictions may be affected by possible political or economic instability and government regulations relating to the mining industry and foreign investors therein. The risks created by this political and economic instability include, but are not limited to: military repression, extreme fluctuations in currency exchange rates and high rates of inflation. Changes in exploration or investment policies or shifts in political attitude in such jurisdictions may adversely affect the Company's business. Mineral exploration and mining activities may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, maintenance of property, environmental legislation, land use, land claims of local people, water use and property safety. The effect of these factors on the Company cannot be accurately predicted.

4.2 Mineral Properties

Jacobina Project, Bahia, Brazil

A technical report entitled ''An Updated Mineral Resource and Mineral Reserve Estimate and Results of 2005 Exploration Program for the Jacobina and Bahia Gold Belt Property, Bahia State, Brazil'' (the "2005 Desert Sun Report") relating to the revised mineral resource and mineral reserve estimates has been prepared by the Company and was filed via SEDAR on February 1, 2006. The authors of the report were Dr. William Pearson, P.Geo., the Vice President, Exploration of the Company and a qualified person under National Instrument 43-101, and Peter Tagliamonte, P.Eng., the Vice President, Operations and Chief Operating Officer of the Company and a qualified person under NI 43-101. The mineral resource and mineral reserve estimates are based on the Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Reserves Definitions and Guidelines. Indicated portions of the description of the Jacobina project in this annual information form were derived from and, in some cases, excerpted from the 2005 Desert Sun Report.

Property Description and Location

The Jacobina property is located in the state of Bahia in northeastern Brazil approximately 340 km northwest of the city of Salvador. Salvador, the state capital of Bahia, has a population of 2.5 million.

The property is comprised of 5,996 ha of mining concessions, 129,572 ha of granted exploration concessions and 6,012 ha of filed exploration claims for a total of 141,580 ha. Table 1 below is a complete list of all exploration concessions and claims, with their current status. The leases and granted exploration concessions were surveyed a number of years ago and are marked by concrete monuments at each corner which remain in place.

The Jacobina property forms a contiguous elongated rectangle extending 155 km in a north-south direction, and varying from 2.5 to 4 km in width. This shape is a reflection of the underlying geology with the gold-mineralized host rocks trending along the property's north-south axis. Desert Sun has a full computerized claim management system in place to closely monitor its land holdings.

The Brazilian government department responsible for mining lands (DNPM) has recently introduced an internet-based system for accessing information on exploration concessions granted in Brazil.   Desert Sun monitors this site regularly and updates its claim data as appropriate as well as monitoring the DIÁRIO OFICIAL DA UNIÃO (Official Diary) which is published daily with legal details on issuance of claims.

Table 1

Exploration Permits	Processo	JMC	Protocolo	Área_ha	Ano	DOU	Venc_Alv
5507	870505	128J	3/14/2003	143.76	2003	7/16/2003	7/16/2006
5506	870504	127J	3/14/2003	41.67	2003	7/16/2003	7/16/2006
5008	870208	122J	2/10/2003	1706.20	2003	6/18/2003	6/18/2006
5007	870207	121J	2/10/2003	1261.23	2003	6/18/2003	6/18/2006
5006	870205	119J	2/10/2003	1874.92	2003	6/18/2003	6/18/2006
5003	870202	116J	2/10/2003	1449.83	2003	6/18/2003	6/18/2006
5002	870201	115J	2/13/2003	1863.82	2003	6/18/2003	6/18/2006
5001	870199	113J	2/10/2003	1014.24	2003	6/18/2003	6/18/2006
5000	870196	110J	2/10/2003	1680.25	2003	6/18/2003	6/18/2006
6506	870192	106J	2/10/2003	2000.00	2003	8/19/2003	8/19/2006
4999	870191	105J	2/10/2003	2000.00	2003	6/18/2003	6/18/2006
4997	870189	103J	2/10/2003	1999.50	2003	6/18/2003	6/18/2006
4996	870188	102J	2/10/2003	1695.54	2003	6/18/2003	6/18/2006
9002	870184	98J	2/10/2003	1405.97	2003	6/18/2003	6/18/2006
4994	870181	95J	2/10/2003	598.40	2003	6/18/2003	6/18/2006

Exploration Permits	Processo	JMC	Protocolo	Área_ha	Ano	DOU	Venc_Alv
2891	871683	91J	12/12/2002	1168.71	2002	4/23/2003	4/26/2006
2890	871682	90J	12/12/2002	1686.85	2002	4/23/2003	4/23/2006
2889	871681	89J	12/12/2002	1985.85	2002	4/23/2003	4/23/2006
4295	871660	88J	12/4/2002	313.73	2002	5/27/2003	5/27/2006
3612	871648	87J	12/2/2002	1104.57	2002	5/27/2003	5/27/2006
3611	871646	85J	12/2/2002	1895.30	2002	5/27/2003	5/27/2006
3610	871645	84J	12/2/2002	1990.59	2002	5/27/2003	5/27/2006
2888	871644	83J	12/2/2002	1982.74	2002	4/14/2003	4/14/2006
2887	871643	82J	12/2/2002	1576.53	2002	4/14/2003	4/14/2006
7585	870857	81J	6/20/2002	854.00	2002	11/10/2005	11/10/2008
9848	870824	80J	9/5/2001	219.46	2001	3/30/2005	3/30/2006
5439	871119	79J	6/9/1997	684.00	1997	8/28/2002	8/28/2005
5438	871118	78J	6/9/1997	636.84	1997	8/28/2002	8/28/2005
5437	871117	77J	6/9/1997	750.00	1997	8/28/2002	8/28/2005
5436	871116	76J	6/9/1997	441.50	1997	8/28/2002	8/28/2005
6692	872127	74J	11/21/1995	833.17	1995	11/12/2003	11/12/2006
6703	872126	73J	11/21/1995	779.86	1995	11/25/1999	11/12/2006
6951	872125	72J	11/21/1995	712.54	1995	11/12/2003	11/12/2006
3137	874853	70J	11/24/1993	659.80	1993	5/5/2003	5/5/2006
10162	870825	69Ja	9/5/2001	581.59	2001	3/30/2005	3/30/2006
7117	870890	56J	8/25/1987	1000.00	1987	11/12/2003	11/12/2006
4297	871662	49J	12/4/2002	94.11	2002	5/23/2003	5/27/2006
7584	870856	71J	6/20/2002	968.38	2002	11/10/2005	11/10/2008
4296	871661	45J	12/4/2002	36.46	2002	5/27/2003	5/27/2006
2893	870020	93J	1/9/2003	706.31	2003	4/23/2003	4/23/2006
2892	871684	92J	12/12/2002	229.87	2002	4/23/2003	4/23/2006
6507	870193	107J	2/10/2003	1825.45	2003	8/19/2003	8/19/2006
6508	870194	108J	2/10/2003	1911.29	2003	8/19/2003	8/19/2006
6509	870195	109J	2/10/2003	1988.81	2003	8/19/2003	8/19/2006
6504	871647	86J	12/2/2002	1350.50	2002	8/19/2003	8/19/2006
5004	870203	117J	2/10/2003	1336.60	2003	6/18/2003	6/18/2006
3083	870928	53J	10/21/1986	165.10	1986	11/12/2003	11/12/2005
4993	870180	94J	2/10/2003	1076.81	2003	6/18/2003	6/18/2006
6367	870190	104J	2/10/2003	1025.83	2003	7/13/2004	7/13/2007
5005	870204	118J	2/10/2003	1393.82	2003	6/18/2003	6/18/2006
950	871614	140J	8/13/2003	83.96	2003	2/10/2004	2/10/2007
2039	872470	169J	12/22/2003	454.80	2003	3/16/2004	3/16/2007
2040	872471	170J	12/22/2003	1721.03	2003	3/16/2004	3/16/2007
2041	872472	171J	12/22/2003	1618.06	2003	3/16/2004	3/16/2007
2042	872473	172J	12/22/2003	1614.03	2003	3/16/2004	3/16/2007
2043	872474	173J	12/22/2003	1422.51	2003	3/16/2004	3/16/2007

Exploration Permits	Processo	JMC	Protocolo	Área_ha	Ano	DOU	Venc_Alv
10786	871431	221 J	8/23/2004	4.24	2004	12/17/2004	12/17/2007
10787	871432	222 J	8/23/2004	138.71	2004	12/17/2004	12/17/2007
10788	871433	223 J	8/23/2004	9.98	2004	12/17/2004	12/17/2007
10829	871488	224 J	8/27/2004	331.15	2004	12/17/2004	12/17/2007
2044	872475	174J	12/22/2003	688.31	2003	3/16/2004	3/16/2007
2045	872476	175J	12/22/2003	1401.17	2003	3/16/2004	3/16/2007
2046	872477	176J	12/22/2003	1420.56	2003	3/16/2004	3/16/2007
2047	872480	179J	12/22/2003	1641.00	2003	3/16/2004	3/16/2007
2028	871958	153J	10/7/2003	56.89	2003	3/16/2004	3/16/2007
2027	871956	151J	10/7/2003	335.60	2003	3/16/2004	3/16/2007
2029	871959	154J	10/7/2003	1687.56	2003	3/16/2004	3/16/2007
2030	871960	155J	10/7/2003	1205.72	2003	3/16/2004	3/16/2007
2031	871961	156J	10/7/2003	41.77	2003	3/16/2004	3/16/2007
2032	871964	159J	10/7/2003	143.67	2003	3/16/2004	3/16/2007
2033	871965	160J	10/7/2003	250.99	2003	3/16/2004	3/16/2007
2034	871967	162J	10/7/2003	596.28	2003	3/16/2004	3/16/2007
2035	871968	163J	10/7/2003	61.25	2003	3/16/2004	3/16/2007
4281	871512	138J	7/25/2003	119.67	2003	4/27/2005	4/27/2008
331	871519	137J	7/28/2003	475.00	2003	1/5/2204	1/8/2007
336	871584	139J	8/11/2003	1099.74	2003	1/8/2004	1/8/2007
951	871615	141J	8/13/2003	49.99	2003	2/10/2004	2/10/2007
337	871736	147J	8/29/2003	450.58	2003	1/5/2004	1/5/2007
338	871737	148J	8/29/2003	583.49	2003	1/8/2004	1/5/2007
332	871520	136J	7/28/2003	500.00	2003	1/8/2004	1/8/2007
326	871328	134J	7/4/2002	517.00	2003	1/8/2004	1/8/2007
325	871327	133J	7/4/2003	26.38	2003	1/8/2004	1/8/2007
2726	870249	124J	10/17/2003	100.00	2003	3/30/2004	3/30/2007
3707	870094	187J	1/19/2004	367.26	2004	4/30/2004	4/30/2007
3710	870097	190J	1/19/2004	234.35	2004	4/30/2004	4/30/2007
3704	870091	184J	1/19/2004	16.09	2004	4/30/2004	4/30/2007
3705	870092	185J	1/19/2004	98.60	2004	4/30/2004	4/30/2007
3702	870089	182J	1/19/2004	501.70	2004	4/30/2004	4/30/2007
3711	870128	191J	1/26/2004	315.27	2004	4/30/2004	4/30/2007
3708	870095	188J	1/19/2004	27.51	2004	4/30/2004	4/30/2007
3709	870096	201J	1/19/2004	34.70	2004	4/30/2004	4/30/2007
3676	872469	168J	12/22/2003	1642.27	2003	4/30/2004	4/30/2007
3703	870090	183J	1/19/2004	70.02	2004	4/30/2004	4/30/2007
3677	872478	177J	12/22/2003	1724.28	2003	4/30/2004	4/30/2007
3706	870093	186J	1/19/2004	132.39	2004	4/30/2004	4/30/2007
3675	872468	167J	12/22/2003	1760.56	2003	4/30/2004	4/30/2007
4608	872479	178J	12/22/2003	572.02	2003	5/18/2004	5/18/2007

Exploration Permits	Processo	JMC	Protocolo	Área_ha	Ano	DOU	Venc_Alv
4610	872481	180J	12/22/2003	658.85	2003	5/18/2004	5/18/2007
4012	870200	114J	2/10/2003	1079.23	2003	5/5/2004	5/5/2007
4011	870197	111J	2/10/2003	817.99	2003	5/5/2004	5/5/2007
4207	870183	97J	2/10/2003	593.66	2003	5/5/2004	5/5/2007
4008	870182	96J	2/10/2003	1134.49	2003	5/5/2004	5/5/2007
4009	870186	100J	2/10/2003	437.12	2003	5/5/2004	5/5/2007
4674	870294	194J	3/9/2004	142.46	2004	5/21/2004	5/21/2007
3257	870086	47J	2/21/1986	41.13	1986	4/14/2004	4/16/2007
3260	870100	62J	2/3/1992	894.00	1992	4/14/2004	4/16/2007
3261	870101	63J	2/3/1992	980.00	1992	4/14/2004	4/16/2007
3258	870555	50J	8/12/1986	232.91	1986	4/14/2004	4/16/2007
3256	870309	MN_62	4/27/1984	389.24	1984	4/14/2004	4/16/2007
3268	870730	125J	8/3/2001	1695.03	2001	4/14/2004	4/16/2007
4010	870187	101J	2/10/2003	2000.00	2003	5/5/2004	5/5/2007
3272	871957	152J	10/7/2003	962.69	2003	4/17/2004	4/17/2007
4675	870295	195J	3/9/2004	42.26	2004	21/05/2004	5/21/2007
4673	870293	193J / 196	3/9/2004	44.46	2004	21/05/2004	5/21/2007
7658	870847	39J	5/20/2004	821.40	1985	8/17/2004	8/17/2007
7698	871617	143J	6/3/2004	892.61	2004	8/23/2004	8/23/2007
7723	870591	202J	5/3/2004	1000.00	2004	8/17/2004	8/17/2007
7103	871618	144 J	8/13/2003	4.19	2003	2/10/2004	2/10/2007
7167	870080	181J	1/15/2004	456.68	2004	8/11/2004	8/11/2007
7994	870701	55J	5/20/2004	1000.00	1987	8/30/2004	8/30/2007
9028	870893	205 J	6/11/2004	34.70	2004	9/17/2004	9/17/2007
9098	871068	220 J	7/5/2004	1164.46	2004	9/17/2004	9/17/2007
9010	870858	204 J	6/3/2004	93.64	2004	9/17/2004	9/17/2007
9009	870857	203 J	9/15/2004	259.19	2004	9/17/2004	9/17/2007
9089	871056	208J	7/5/2004	1081.63	2004	9/17/2004	9/17/2007
9091	871059	211J	7/5/2004	1131.29	2004	9/17/2004	9/17/2007
9092	871061	213J	7/5/2004	1119.15	2004	9/17/2004	9/17/2007
9093	871062	214 J	7/5/2004	1982.43	2004	9/17/2004	9/17/2007
9094	871063	215J	7/5/2004	1976.42	2004	9/17/2004	9/17/2007
9095	871065	217J	7/5/2004	1400.74	2004	9/17/2004	9/17/2007
9096	871066	218J	7/5/2004	1828.54	2004	9/17/2004	9/17/2007
9029	870894	206 J	6/11/2004	1552.72	2004	17.09.2004	9/17/2007
1236	800602	Area G	2/13/1978	1000.00	1978	´---------	9/17/2007
9097	871067	219 J	7/5/2004	1.34	2004	9/17/2004	9/17/2007
8850	870198	112 J	2/10/2003	1776.72	2003	9/17/2004	9/17/2007
368	871513	129 J	7/25/2003	769.65	2003	1/11/2005	1/11/2008
2836	871908	226 J	12/6/2004	1.02	2004	3/24/2005	3/24/2008
2660	871064	216 J	7/5/2004	325.07	2004	3/21/2005	3/21/2008

Exploration Permits	Processo	JMC	Protocolo	Área_ha	Ano	DOU	Venc_Alv
2775	870782		1/10/2005	123.18	2001	7/13/2005	9/21/2006
2734	872072	229 J	12/10/2004	16.48	2004	3/21/2005	3/21/2008
2837	871909	227 J	12/6/2004	1207.80	2004	3/24/2005	3/24/2008
2735	872073	230 J	12/10/2004	75.68	2004	3/21/2005	3/21/2006
2736	872074	231 J	12/10/2004	55.79	2004	3/21/2005	3/21/2008
3641	870895	207_J	6/11/2004	43.25	2004	4/12/2005	4/12/2008
3699	871910	228_J	12/6/2004	878.14	2004	4/12/2005	4/12/2008
6688	871706	59_J	12/20/1998	837.00	1988	6/16/2005	6/16/2008
6708	871057	209_J	7/5/2004	193.00	2004	6/16/2005	6/16/2008
6709	871060	212_J	7/5/2004	180.68	2004	6/16/2005	6/16/2008
7452	870713	238_J	3/29/2005	874.75	2005	4/16/2004	4/16/2007
11047	870950	237 J	1/10/2005	950.71	2001	7/1/2005	9/21/2006
9090	871058	210 J	7/5/2004	714.59	2004	9/17/2004	9/17/2007
14435	872833		10/24/2005	909.52	2005	12/27/2005	12/27/2008
10456	870129	54_J	1/7/2005	1000.00	1987	9/20/2005	9/20/2008
10553	871299	236_J	6/13/2005	99.93	2005	9/20/2005	9/20/2008
13335	870179	232_J	1/21/2005	381.76	2005	12/16/2005	12/16/2008
10452	870298	131_J	3/1/2005	173.81	1984	9/20/2005	9/20/2008
10453	870300	MN53	2/28/2005	49.84	1984	9/20/2005	9/20/2008
10455	870595	51_J	2/28/2005	25.36	1986	9/20/2005	9/20/2008
11154	871054	240_J	7/8/1996	999.86	1996	10/6/2005	10/6/2008
11156	870374	241_J	10/8/2004	911.02	2001	10/6/2005	10/6/2008
Total de Alvarás:	160		Total em ha:	129571.66			

Grupamento Mineiro					
Alvará	N°_ processos	Ident_JMC	Área_ha	Município	Ano
416 (manifesto)	4951	28_J	889.14	Jacobina - BA	1935
608 (portaria)	815715	13_J	807.5	Miguel Calmon - BA	1972
157 (portaria)	815714	12_J	903.75	Miguel Calmon - BA	1972
1461 (portaria)	815712	10_J	1000	Jacobina - BA	1972
1128 (portaria)	815710	8_J	1000	Jacobina - BA	1972
206	815708	6_J	532.85	Jacobina - BA	1972
539	815706	4_J	863.08	Jacobina - BA	1972
	7		5996.32		

Requerimentos

Processo	Ident_JMC	Protocolo	Área_ha	Ano	Município
870910	233_J	5/20/2005	880.96	1999	Jaguarari - BA
870850	234_J	5/20/2005	575.01	1999	Mirangaba - BA
870556	235_J	5/20/2005	462.55	2000	Jaguarari - BA
872012	165_J	10/10/2003	1704.25	2003	Pindobaçú - BA
871620	145_J	8/14/2003	737.25	2003	Pindobaçú - Ba
870295	67_J/A	4/27/1984	770.80	1984	Mirangaba - BA
870297	130 J	4/27/1984	881.50	1984	Mirangaba / Saúde - BA
7			6012.32		

Em análise pelo DNPM

Ident_JMC	Protocolo	Alvará	N°_Process	Ano	Área_ha	Município
60_J	8/30/1990	646	870524	1990	202.62	Jacobina - BA

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Salvador is a key commercial centre in Brazil and is serviced by an international airport with numerous daily flights, as well as by a large port facility. It is one of the oldest cities in the country and, until about two centuries ago, was the capital. Access to the property from Salvador is via paved secondary highway to the town of Jacobina approximately 340km north-northwest and by a well-maintained paved road from the town to the mine site and the Jacobina mine (Joao Belo zone) and processing plant. Travel times are typically 4 to 5 hours from the mine to Salvador and less than 20 minutes from the mine to Jacobina. A second field exploration office has also been established at the town of Pindobaçu located 50km north of Jacobina. Pindobaçu is accessible by a well-maintained paved road with access to various working areas by secondary unpaved roads.

The town of Jacobina was founded in 1722 and is a regional agricultural centre with an official population of 76,484 as reported in 2003 by the INSTITUTO BRASILEIRO DE GEOGRAFIA E ESTATÍSTICA (IBGE). It provides all the accommodation, shopping and social amenities necessary for the mine's labour force. As part of the re-development of the Jacobina Mine, electrical services were re-established to the mine by COELBA – Companhia de Eletricidade da Bahia. Telephone and high speed internet service are available in Jacobina and these services have been installed at both the mine site and at the exploration offices in the town of Jacobina. High speed service is not yet available in Pindobaçu but is expected to be installed sometime in 2006.

The Jacobina project is located in a region of sub-tropical, semi-arid climate with generally flat to low rolling hills. Precipitation at Jacobina is somewhat higher that the regional average, likely due to the mountain range which hosts the deposits. Average annual precipitation is 84 cm with the May to October period being somewhat drier than the rest of the year. Temperatures vary little throughout the year. July is the coldest month with average daytime highs of 26° and nightly lows of 17°. February is the warmest month with average daily highs of 32° and nightly lows of 20° (Weather Underground website at www.wunderground.com).

The Jacobina mine itself is located within the heart of the Serra do Jacobina mountain chain, a local exception to the regional topography. The mountains exist due to the resistant weathering of the quartzite and quartz pebble conglomerate of the Serra do Córrego and Rio do Ouro Formations from which they are formed and which have been thrust faulted to surface at this location. The mountains have resulted in a local micro-climate of highly variable but somewhat greater rainfall amounts than the surrounding region.

History

The Serra do Jacobina mountains have been mined for gold since the late 17th century. Numerous old workings (garimpos) from artisanal miners (garimpeiros) can be seen along a 15 km strike length, following the ridges of the mountain chain. Garimpeiro activity, on a small scale, has taken place sporadically up to the present day, mining mostly weathered ores.

From 1889 to 1896, Companhia Minas do Jacobina operated the Gomes Costa Mine in the Morro do Vento area. Total reported production is 84 kg of gold from a 130-m long drift. In the 1930's, when the price of gold rose, the garimpeiro activity increased until the easily accessible weathered surface ore was mostly exhausted.

In the 1950's three mines opened, Canavieiras, João Belo, and Serra Branca. Canavieiras was the largest of these operations, and, at a capacity of 30 tonnes per day (t/d), it produced 115,653 t with an average recovered grade of 18.13 g Au/t. By the 1960's all three of these operations were shut down due to political circumstances.

The modern history of the Jacobina mining camp began in the early 1970's with extensive geological studies and exploration carried out by Anglo American. The company was attracted to the Jacobina area because of the apparent strong similarity of the local gold-bearing conglomerates to the well-known Witwatersrand reefs in South Africa. This work, which was carried out from 1973 to 1978, provided the basis for proceeding with a feasibility study in 1979-80.

The feasibility study recommended that a mine be developed at Itapicurú (now covered by the Morro do Vento and Morro do Vento Extension areas) with an initial plant capacity of 20,000 tonnes per month (t/m). Development of the Itapicurú mine to access the Main Reef commenced in October, 1980. The processing plant was commissioned in November, 1982. In 1983, the first full year of production, production was 242,550 tonnes with a recovered grade of 4.88 g Au/t yielding 38,055 ounces of gold.

From 1984 to 1987, exploration focussed on evaluating the mineralized conglomerates of the João Belo Norte Hill, located about two kilometres south of the Itapicurú mine. This work outlined sufficient reserves to warrant an open pit operation, development of which commenced in August, 1989. Concurrently, the processing plant capacity was increased to 75,000 t/m. In 1990, 538,000 tonnes grading 1.44 g Au/t were produced, mainly from the open pit. Total production at Jacobina in 1990 was 45,482 ounces of gold from 680,114 tonnes milled for a recovered grade of 2.08 g Au/t. Underground development at João Belo commenced in 1990, as open pit reserves were limited.

William Resources Inc. (now Valencia Ventures Inc.) acquired 100% of the Jacobina gold mine and assumed management effective August 1, 1996, by purchasing JMC from subsidiaries of Minorco of Luxembourg and Banque Paribas de France.

William operated the João Belo and Itapicurú mines from August, 1996 until December, 1998 when the mines were closed due to depressed gold prices and the strong Brazilian currency. The Canavieiras mine was also dewatered and rehabilitated during this period with a small amount of production. William did considerable work on optimizing the operations, increasing plant capacity and it began an evaluation of the exploration potential however only limited exploration drilling was carried out due to a lack of funds.

From 1983 to 1998 JMC processed 7.96 million tonnes of ore at a recovered grade of 2.62 g Au/t to produce approximately 670,000 ounces of gold as shown in Table 2. The bulk of historic production came from the Itapicurú (Morro do Vento and Morro do Vento Extension) and João Belo areas. João Belo production during 1989 to 1993 was predominantly from open pit reserves whereas Itapicurú and post-1993 João Belo production was from underground.

TABLE 2   JACOBINA ANNUAL PRODUCTION HISTORY 1983-1998

Year	Itapicurú		Canavieiras		João Belo		Stockpile		Total		
	Tonnes	g Au/t[1]	Tonnes	g Au/t[1]	Tonnes	g Au/t[1]	Tonnes	g Au/t[1]	Tonnes	g Au/t[1]	Ounces
1983	218,117	4.68	24,433	6.67					242,550	4.88	38,055
1984	233,059	4.73	60,490	5.26	8,397	2.97			301,946	4.79	46,500
1985	202,088	4.48	46,470	4.88	34,319	1.78			282,877	4.22	38,380
1986	246,500	3.91	34,506	3.20	30,128	1.58			311,134	3.61	36,111
1987	290,322	3.98	30,271	4.57	866	1.71			321,459	4.03	41,651
1988	267,076	3.82	32,370	4.93	23,819	2.71			323,265	3.85	40,014
1989	116,713	3.61	23,908	4.09	58,259	2.26	82,024	0.90	280,904	2.58	23,301
1990	113,726	4.36	27,960	5.19	538,428	1.44			680,114	2.08	45,482
1991	142,160	3.99	29,371	6.22	604,069	1.75			775,600	2.33	58,101
1992	105,750	4.50	2,802	5.64	485,629	1.81			594,181	2.31	44,129
1993	7,532	3.62			511,355	2.14			518,887	2.16	36,035
1994	105,167	3.94			445,974	1.90			551,141	2.29	40,578
1995	105,865	3.82			474,048	2.15			579,913	2.45	45,679
1996	105,683	3.63			447,745	2.00	34,741	0.93	588,169	2.23	42,380
1997	107,732	3.38			540,283	2.07	217,666	0.84	865,681	1.92	53,562
1998[2]	82,728	2.09	30,013	2.27	593,957	1.68	34,391	1.61	741,089	1.76	39,695
Total	**2,450,218**	**4.04**	**342,594**	**4.75**	**4,797,276**	**1.88**	**368,822**	**0.93**	**7,958,910**	**2.62**	**669,653**

[1] Recovered.
[2] To November 30, 1988

DESERT SUN MINING (2002 – PRESENT)

On January 8, 2002, Desert Sun entered into a letter of intent with William Multi-Tech Inc. (formerly William Resources Inc. and now Valencia Ventures) ("William") whereby William agreed to option its Jacobina gold property in Brazil to Desert Sun.

On May 1, 2002, the Company entered into a revised agreement with William, whereby William granted the Company the option to earn a 51% interest in William's wholly owned subsidiary, Jacobina Mineração e Comércio Ltda. ("JMC"), which owned the mineral rights, mines and a 4,000 tonne per day plant located on the Jacobina Mine paleoplacer gold property in Brazil. The total land position at that time was approximately 64 kilometres long and two to four kilometres wide. To earn the 51% interest in JMC, the Company was required to spend US$2,000,000 exploring the Jacobina property prior to December 31, 2004.

On September 20, 2002, Desert Sun entered into a Memorandum of Understanding ("MOU"), pursuant to which William granted the Company an option to acquire the remaining 49% interest of the mine and related mineral concessions by making an option payment of $100,000 at the time of execution of the MOU and a further $5 million in cash within 90 days of earning the initial 51% interest, of which up to $2,500,000 could be satisfied in equivalent value of shares in the Company.

In September 2003, Desert Sun completed the required exploration expenditures to earn a 51% interest in the property and then exercised its option to acquire the remaining 49% interest of the Jacobina property. As a result of the exercise of its option, the Company owns 100% of the Jacobina property.

EXPLORATION (2002-PRESENT)

Desert Sun initiated exploration in the Jacobina Mine in the fall of 2002. This program was substantially expanded in September 2003 and has continued at the rate of 25,000m of drilling per year since that time. The original property holdings have been expanded considerably so that the current property covers a strike length of 155km. The term "Bahia Gold Belt" was coined by Desert Sun to describe the overall gold mineralized belt of Proterozoic sediments. In the last three years, exploration has outlined five development projects (Joao Belo extension, Serra do Córrego, Morro do Vento, Morro do Vento Extension and Canavieiras) as well as outlined a promising target at Pindobaçu located 50km north of the town of Jacobina.

Results of the 2002-2003 exploration program are discussed in Hennessey (2003b) and for the 2004 program in Pearson and Tagliamonte (2005). This report discusses results of the 2005 exploration program and updated mineral resource and mineral reserve estimates for each of the major target zones.

RESOURCE AND RESERVE ESTIMATION (2003-PRESENT)

Prior to Desert Sun's involvement, the most recent mineral resource and reserve statement issued by the mine was produced in May 1998 by the BLM Engineering Group for William Resources. The mineral resources and reserves from this statement were reviewed in Hennessey (2002, 2003a). Micon was of the opinion in these reports that the historical mineral resources were relevant at that time and that it was reasonable for Desert Sun to rely on them as justification for its proposed exploration program (Hennessey, 2002). This information was superseded by an updated mineral resource estimate incorporating diamond drilling results in 2002-2003 by Desert Sun and reviewed by Micon in August 2003 (Hennessey, 2003b). The August 2003 resource estimate was further updated to include diamond drilling results in 2004 by Desert Sun (Pearson and Tagliamonte, 2005) in a report dated March 2005. This resource estimate was also reviewed by Micon. The current report presents an updated mineral resource estimate, reviewed by Micon, incorporating results of the 2005 exploration program.

The original feasibility study completed by SNC-Lavalin and Dynatec in September 2003, established a new mineral reserve for Jacobina and was based on the resource estimate of August 2003 reviewed by Micon (Hennessey, 2003b). The Pre-Feasibility study completed by Devpro Mining in association with Micon International and AMEC Americas Inc. in August 2005 established a mineral reserve at Morro do Vento (Adams et al., 2005). An updated mineral reserve including an adjustment for production since March 2005 was released by Desert Sun in August 2005. The current report updates the mineral reserves in the Jacobina Mine area based on the updated 2005 mineral resource estimate, results of production and new engineering work presented in this report.

MINING (2004-PRESENT)

Reactivation of the Jacobina Mine started in earnest in April 2004. By May 2004, the underground mine was de-watered, by June 2004 the antiquated rail haulage system was removed, the drifts enlarged to accommodate mechanized equipment and new ramp development started, and in July 2004 ore development commenced. A complete fleet of new equipment was purchased from Atlas Copco and Volvo, which included 15-tonne LHDs (Load Haul Dump), 33-tonne haulage trucks, electric hydraulic 2-boom jumbos, and electric hydraulic ITH (in-the-hole) production drills. New ventilation, compressed air, and electrical systems were installed. Mine offices, heavy equipment mechanical shops, warehouses, staff facilities and a haulage road were completed by October 2004.

The plant has been completely refurbished and modernized, with four additional leach tanks installed to increase leach time and gold recovery from the historical 92% to 96.5%. A new regeneration kiln has been installed and the CIP (carbon-in-pulp) circuit has been upgraded with a 100% increase in the screen capacity. A new crushing plant has been constructed with a throughput capacity of 386 tonnes per hour. The production plant has been fully automated with Siemens technology and is now operating with 40% less manpower.

The capital project, including development of the Jacobina Mine, refurbishment of the mill facilities and the purchase of all machinery, equipment and vehicles, cost approximately US$37 million. The original 2003 SNC Lavalin Feasibility Study projected costs of US$34 million. Lower development costs were offset by later than expected pre-operational revenue, as a result of the delayed delivery of the long hole drills.

Desert Sun poured the first gold bar at the Jacobina Mine in March 2005 and declared commercial production effective July 1, 2005. The mine produced at 75% of operating capacity during the third quarter and at 85% of operating capacity in the fourth quarter as part of the planned ramp-up to full production. By the end of December 2005, the plant was operating consistently at its design capacity of 4,200 tonnes per day.

Ore mined in the third quarter ended September 30, 2005 was 340,913 tonnes and ore milled was 300,505 tonnes at an average grade of 2.03 g Au/t. In the fourth quarter ended December 31, 2005, 380,304 tonnes of ore was mined and 327,329 tonnes of ore was milled. Gold production in the fourth quarter was 22,550 ounces at an average total cash cost of US$278 per ounce, compared with 18,683 ounces at an average total cash cost of US$292 per ounce in the third quarter. The average recovery rate at the mill was 95.7%, with a high of 96.5% reached in the month of November 2005.

Total production for 2005 was 53,168 ounces, including production of 11,935 ounces in the preproduction phase. Average head grade at full production is projected to be 2.27g Au/t for 2006 with an average recovery rate expected at the plant of 96.5%. The production forecast is based on milling 4,200 tonnes per day.

In August 2005, the Company issued the results of a positive pre-feasibility study prepared by Devpro Mining in association with Micon International and AMEC Americas on the Morro do Vento target area located 1.5 kilometers north of the processing plant. The Morro do Vento mine will be the second production area at Jacobina and will add an additional 50,000 ounces per year bringing overall production to 150,000 ounces per year. The mining method and equipment will be similar to that currently used at the Jacobina Mine operations. AMEC Americas has been retained to carry out a feasibility study for the plant expansion.

The Company has started work at Morro do Vento, reaching the ore on the 720 Level at the end of December 2005. The first items of mining equipment have arrived on site and the Company plans to develop the mine reaching full production capacity by the end of 2006. A strong mine development team has been assembled, which will oversee all work on the project.

Geological Setting

The Precambrian terrains of the northeastern part of the São Francisco Craton (Almeida, 1977), in the state of Bahia show evidence of a prolonged terrain accretion history. The three major Archean crustal units, the Gavião, Serrinha and Jequié blocks, underwent several episodes of tectonism that culminated in a continental-continental collision during the Paleoproterozoic, when the consolidation of the craton took place along a main orogenic belt named the Salvador-Curaçá mobile belt.

A prominent zone of crustal weakness within this portion of the craton is the Contendas-Jacobina lineament, a 500 km long and approximately north-trending suture zone, located close to the eastern margin of the Gavião block (Fig. 7.1). The first evidence of activation of the Contendas-Jacobina lineament was in Archean times when the volcano-sedimentary rocks of the Mundo Novo Greenstone Belt were deposited. The Mundo Novo Greenstone Belt is thought to have been deposited in a back-arc extensional setting and deformed by an early collision (Mascarenhas et al., 1994). A re-activation of the Contendas-Jacobina lineament during the Paleoproterozoic, prior to, and during the continental-continental collision, gave rise to a continental margin rift-type basin where the siliciclastic sediments of the Jacobina rift were deposited.

Regional Geology

The following sections present a brief description of the main geological units within the Bahia Gold Belt and its neighborhood.

ARCHEAN BASEMENT ROCKS

Basement rocks of Archean-age in the Bahia Gold Belt include the Mairi Complex, Saude Complex and the Mundo Novo Greenstone Belt.

Mairi Complex

The Mairi Complex (Melo, 1991), which corresponds to the eastern portion of the Gavião block, comprises tonalitic, trondhjemitic, and granodioritic gneiss-dominated basement, of Archean age, and remnants of Archean supracrustal rocks, including quartzites, schists, calc-silicate rocks, banded iron formations, amphibolites and mafic-ultramafic bodies. The complex crops out on both flat to slightly hilly sides of the Jacobina range. The complex underwent multiple deformation events, and displays a marked northeast-southwest foliation, with a regional amphibolite facies metamorphism paragenesis. The Mairi Complex constitutes, together with the Mundo Novo Greenstone Belt and the Campo Formoso Mafic-Ultramafic Complex, the basement for the detritic Jacobina sequence.

Saúde Complex

The Saúde Complex, as re-defined by Melo (1993), represents a volcano-sedimentary association comprised predominantly of aluminum-rich gneisses, quartzites, calc-silicate rocks, biotite gneisses, mafic and ultramafic rocks, banded iron formations, and aluminum-micaceous schists, which exhibit a regional amphibolite facies metamorphism, and evidence of granitization and migmatization. Pearson et al. (in press) consider the term Saúde Complex to refer only to the characteristic fine-grained biotite gneisses, locally exhibiting porphyroblasts of garnet, which outcrop between the towns of Caém and Antônio Gonçalves (Fig. 7.3). The supracrustal remnants, which were previously considered part of this complex, are interpreted as slices of an Archean greenstone belt type association, intimately related to the surrounding gneissic and migmatized basement (Mairi Complex). These rocks are thought to represent higher grade metamorphosed equivalents of the Mundo Novo Greenstone belt.

Mundo Novo Greenstone Belt

The Mundo Novo Greenstone Belt, according to Mascarenhas et al. (1994 and 1998) and Souza et al. (2002), comprises an Archean greenschist facies volcano-sedimentary sequence bounded to the west by the Jacobina Group, along the Pindobaçu-West fault (Fig. 7.3). To the east, the Mundo Novo Greenstone Belt is in contact with the Saúde gneisses, and supracrustal rocks and gneisses of the basement, along the Pindobaçu fault. To the west of Pindobaçu and Antônio Gonçalves, and to the north of Carnaíba, the Mundo Novo Greenstone Belt has its widest east-west outcropping exposure, occupying the low-lands among the hills made up of the Serra da Paciência Formation rocks.

In the central part of the Bahia Gold Belt, the Mundo Novo Greenstone Belt is subdivided in two major units: (1) a lower unit, represented by massive to pillowed, mafic metabasalts, displaying locally variolitic and amygdaloidal textures, and minor intercalations of banded iron formation, and metagreywackes; and, (2) an upper unit, comprising a thick package of metagreywackes with subordinate conglomeratic horizons, which grades to a chemical-exhalative zone (banded iron formation and metachert), and pelitic sediments (pyrite-bearing, graphite schist). No evidence of intermediate, or felsic, metavolcanic rocks have been identified, thus far, in this central part of the Mundo Novo Greenstone Belt outcrops.

The Mundo Novo Greenstone Belt can also be divided in two metamorphic domains: an amphibolite facies domain, and a greenschist facies domain. The amphibolite facies domain is well exposed at the Serra do Cantagalo and Brejo dos Paulos hills, and to the east of the Itaitú village (Fig. 7.3). While the greenschist facies domain, corresponds to the classical Mundo Novo Greenstone Belt, as defined by Mascarenhas et al. (1994). These authors and Souza et al. (2002), considered the biotite gneisses of the Saúde Complex as a probable equivalent to felsic metavolcanic rocks related to the development of the Mundo Novo Greenstone Belt. This genetic discussion is still however, an open question, hence the Saúde biotite gneisses have been left separated from the supracrustal rocks.

CAMPO FORMOSO MAFIC-ULTRAMAFIC COMPLEX

The chromite-bearing Campo Formoso Mafic-Ultramafic Complex occurs in the northern portion of the mapped area as a 40 km long by 0.1 to 1.0 km wide northeast-southwest elongated body dipping 50º-60º to the south-southeast. The complex overlies gneisses of the Mairi Complex, is intruded by the Campo Formoso granite, and underlies the Jacobina Group metasediments. It comprises metamorphic rocks (actinolite gneisses, tremolite-actinolite serpentinite and serpentine-chlorite-carbonate-talc schists) derived from peridotites and pyroxenites. This complex is interpreted as a layered intrusion (Couto et al., 1978), or a thick differentiated peridotite dike of komatiitic affinity (Topitsch, 1993).

JACOBINA GROUP

The stratigraphic subdivisions of the Jacobina Group (Leo et al., 1964; Griffon, 1967; Mascarenhas et al., 1998) have long been controversial. While the stratigraphy in the Jacobina mine area has been well documented, the most difficult task is to develop a usable nomenclature to define the eastern formations within the Jacobina Group, specifically the Cruz das Almas, Serra do Meio, and the Serra da Paciência Formations.

Pearson et al. (in press) considers that the Jacobina Group comprises basically the lower Serra do Córrego, and the upper Rio do Ouro Formations, characterized below, according to sedimentary and stratigraphic studies carried out by Oram (1975), Minter (1975), Strydom and Minter (1976), Couto et al. (1978), and Molinari et al. (1986). The stratigraphic nomenclature developed by these writers has been successfully employed within the Jacobina Mine area for over 25 years and its usage has been continued by Desert Sun.

The Cruz das Almas Formation, which was previously interpreted as the uppermost part of the Jacobina Group (Leo et al., 1964), is correlated by Pearson et al. (in press) with the upper sedimentary unit of the Mundo Novo Greenstone Belt. The Serra do Meio and Serra da Paciência formations are assumed by Pearson et al. to be part of one thick package of fine- to coarse-grained quartzites with minor metaconglomerates, and andalusite schists, and metapelites, which are interpreted as time-equivalent to the Serra do Córrego and lower Rio do Ouro Formations, tectonically imbricated with slices of Mundo Novo Greenstone Belt lithologies, along the eastern border of the Jacobina range (Fig. 7.3).

Serra do Córrego Formation

The Serra do Córrego Formation forms the western ridge of the Serra da Jacobina and is exposed for a strike length of about 85 km from 18 km south of Jacobina to 67 km to the north. It consists of an interbedded series of orthoquartzites and oligomictic conglomerates that collectively range in total thickness from 500 to 1,000 m. The conglomerate pebbles are composed of polycrystalline quartz with rare, fine-grained, fuchsite and rutile-bearing quartzite, with a matrix of quartz, sericite and fuchsite with detrital zircon, non-chromiferous rutile, tourmaline, and chromite grains (Ledru et al., 1997). The three Al_2SiO_5 polymorphs occur within the matrix with poikiloblastic grains of andalusite and sillimanite, with aggregates of acicular fibrolite being the most common (Ledru et al., 1997; Teixeira et al., 1999 and 2001). Rare kyanite is restricted to major thrust faults indicating that pressures higher than 4 kb were reached during thrusting (Teixeira et al., 1999 and 2001).

The formation in the Jacobina mine area is divided into three major units as follows:

1) **Lower Conglomerate (40 - 200 m)**
   This lower zone outcrops along the lower parts of the western slopes of the Serra do Córrego, Morro do Vento, and Morro do Vento Extension areas (Fig. 7.3), and is composed of interbedded quartzites and pebbly quartzites and conglomerates. The reef zones are oligomictic conglomerates with pebble sizes ranging from 35 mm to 60 mm that are interbedded with orthoquartzites. This unit hosts the gold orebodies of the Basal Reef and the Main Reef (Fig. 7.5).

2) **Intermediate Quartzite (130 - 425 m)**
   This unit is primarily orthoquartzites with little or no conglomerate. In the upper part of this unit is a distinct horizon known as the "marker schist" which is highly sheared quartz-sericite-chlorite schist that appears to represent a hiatus in the typical sedimentation pattern.

3) **Upper Conglomerate (120 – 400 m)**
   This zone forms the most extensive division, and occurs from the Serra Branca block, in the north, to the Campo Limpo block, in the south (Fig. 6). The sequence is comprised of quartzites, and pebbly quartzites with a number of conglomerate layers. The reef zones are interbedded conglomerates and orthoquartzites with pebble sizes ranging from 50 mm at Canavieiras in the north to 100 mm at the João Belo Mine in the south. The Upper Conglomerate Zone hosts the main gold orebodies of the Canavieiras, Morro do Vento and João Belo mines, as well as, the Serra Branca and Serra do Córrego gold mineralization.

Oram (1975), Minter (1975), and Strydom and Minter (1976) concluded, based on isopachs and pebble size data, that the paleoslope during the sedimentation of the Serra do Córrego Formation was inclined to the west. The westerly paleocurrent direction, indicated by the vectoral data, drained a provenance area to the east of the present outcrop area, and deposited these sediments in a fluvial environment.

Rio do Ouro Formation

The Rio do Ouro Formation crops out on the central ridges of the Serra de Jacobina Range and extends further to the north and south than does the Serra do Córrego Formation. The Rio do Ouro Formation comprises orthoquartzites, generally finer grained than the Serra do Córrego, that in places reach a high degree of purity.

According to Minter (1975), the Rio do Ouro Formation quartzites were transported from the west direction, diametrically opposed to the source of the Serra do Córrego Formation. A vectoral mean of 126º, measured from small scale trough crossbedding, is substantiated by asymmetrical ripple marks. Consequently, the Rio do Ouro Formation has transgressively buried the Serra do Córrego Formation.

The contact between the Serra do Córrego and Rio do Ouro formations, is transitional and represents a continuance of the transgression evident towards the top of the Serra do Córrego Formation. Consequently, the Rio do Ouro Formation may represent a shallow marine overlap.

Serra do Paciencia Formation

The Serra do Paciencia Formation is exposed along the eastern margin of the Jacobina basin and comprises thick packages of orthoquartzites with local andalusite-quartz-graphite schist beds and minor polymictic metaconglomerate. A recent exposure at a newly constructed water dam at the Itapicuru river, southwest from Pindobaçu, indicates that the andalusite schist units are original pelitic layers interbedded with fine-grained quartzites. Pebbles in the conglomerates comprise black metachert, metagraywacke, and polycrystalline quartz suggesting the Mundo Novo Greenstone Belt as the source area.

The Jacobina metasediments on the eastern flank of the Jacobina Basin appear to form an overturned and east-dipping limb of a regional syncline which is better preserved to the east of Campo Formoso (Pearson et al. in press). This limb has been fragmented in several up-thrown blocks that are apparently intercalated with metapelites, metacherts and metagreywackes of the Mundo Novo Greenstone Belt. These pelitic and immature sediments are considered by Pearson et al. to correspond to slices of the upper unit of the Mundo Novo Greenstone Belt imbricated within these Jacobina metasediments, which corresponds to the Serra do Meio Formation which is group by Pearson et al. with the Serra da Paciência Formation.

The eastern-most Jacobina blocks comprise fine- to coarse-grained quartzites, microconglomeratic quartzites, grit, and minor metaconglomerates, with characteristic blue-quartz grains of possible volcanic/sub-volcanic origin (Serra da Paciência, Santa Cruz and Guardanapos). Locally these are intercalated with fine-grained quartzites (displaying herringbone crossbedding and small-sized ripple-marks), and coarse-grained andalusite-quart-graphite schists, previously referred as the Serra do Meio Formation (Griffon, 1967; Mascarenhas et al., 1992 and 1998). This package of metasediments is considered by Pearson et al. to be part of the Serra da Paciência Formation, due to the overall sedimentological characteristics it shows along the eastern border of the Serra de Jacobina.

Pearson et al. (in press) further note that the poorly-sorted, poorly-rounded, and cobble/pebble-supported conglomerates and sedimentary breccias that are well exposed eight km southwest and one km northwest of the town of Saúde, may represent proximal entry-points for the Jacobina basin. In addition, the occurrences of sedimentary breccias and conglomerates at apparently different stratigraphic horizons (west of Saúde area, Pindobaçu, Fumaça, Cercadinho) in the vicinity of the Pindobaçu-West fault, on the eastern border of the Jacobina range, are thought to be evidence of long-lived periods of movement on the Pindobaçu fault system.

ULTRAMAFIC SILLS AND DIKES

The deep and longitudinal valleys bordering the mountains which form the Jacobina range, correspond to weathered pre- to syn-tectonic ultramafic sills and dikes. These intrusives include dark-green metaperidotite and metapyroxenite, which acquire a brownish stain where weathered (Teixeira et al., 2001). According to these authors, deformation and metamorphism, coupled with hydrothermal alteration, have transformed these rocks into fine-grained, protocataclastic schists containing talc, serpentine, chlorite, tremolite, and carbonate. These intrusive rocks are known to host high grade pyritic gold-bearing quartz veins in the Jacobina mine area, and at several other places like Rio Coxo, Jaqueira, Mina Velha and Várzea Comprida. The age of these sills and dikes is still unknown.

Field evidence by Desert Sun reported by Pearson et al. (in press) indicates that these rocks are intrusive bodies and not tectonic slices of Mundo Novo Greenstone Belt ultramafic rocks, as suggested by Mascarenhas et al. (1992, 1994 and 1998) and Topitsch (1993). In the Jacobina mine area, the ultramafic rocks, which were emplaced along north-trending structures, affected and reacted with the host rocks (quartzites and conglomerates of the Serra do Córrego and Rio do Ouro Formations) producing metre-scale mottled zones in the hosts. The ultramafic rocks display textural variation from aphanitic borders to a porphyroblastic core, textures typical of the chill margins of an intrusion.

LATE- TO POST-TECTONIC GRANITES

According to Teixeira et al (2001), several Paleoproterozoic, two-mica- (sillimanite-bearing) and muscovite-bearing granitoid massifs are exposed along the 500-km long Contendas-Jacobina lineament, and particularly in the Campo Formoso, Carnaíba and Jacobina regions (Fig. 7.3). Trace element and REE data indicate that these leucogranites crystallized from peraluminous magmas during syn-collisional tectonism at 1.97 to 1.88 Ga (Sabaté et al., 1990 and 1992). This probably represents an episode of S-type granitoid generation along the sutures between the Gavião block, the Jequié block, and the Salvador-Curaçá mobile belt. Important occurrences of beryl (emerald), molybdenite, and scheelite mineralization in the Campo Formoso and Carnaíba regions are related to the hydrothermal alteration associated with these peraluminous granitoids. However, there is no direct evidence to suggest a correlation between the gold mineralization with this episode of igneous activity.

Field mapping and interpretation of airborne geophysical data by Desert Sun indicates that the Carnaíba and the Mirangaba granites, are part of one continuous intrusive body in which there are a large number of zenoliths of basement rocks (gneisses, migmatites, amphibolites), and not two separate intrusive bodies as represented by Couto et al. (1978).

MAFIC DIKES

Distinct from the ultramafic intrusions, there is a set of east-west oriented mafic to intermediate dikes that are typically weathered and marked by valleys. These dikes correspond to a late-tectonic intrusive event, which affected the Serra de Jacobina range. These metamorphosed intrusive rocks are a distinctly later phase of intrusion cross-cutting the ultramafic sills, and the metasediments of the Serra do Córrego, Rio do Ouro and Serra da Paciência formations. The main rock types are metagabbro and metadiorite. Locally, these dikes host restricted gold mineralization.

CHAPADA DIAMANTINA AND UNA GROUPS

Meso- and Neo-Proterozoic, low metamorphic grade, detritic-carbonatic and carbonatic-detritic metasediments occur to the west from the Jacobina range, grouped in the Chapada Diamantina and Una groups, respectively (Fig. 7.3). The former comprises conglomerates, deposited directly over Archean gneisses and supracrustal rocks, conglomeratic sandstones, sandstones, siltstones, shales and carbonatic shales. The latter is constituted by diamictites, slates, limestones, dolomites, and carbonaceous shales and quartzites.

STRUCTURAL GEOLOGY

Different styles of deformation are recognized within the Jacobina Group and surrounding Archean rocks, along and across the northern portion of the 500 km long, and north-trending Contendas-Jacobina lineament. Thrust-faults, sinistral strike-slip faults with reverse components, followed by regional open and tight folding, were developed in response to the strong westward-verging mass transport event, caused by the Paleoproterozoic continental-continental collision. Regional mapping by Desert Sun has lead to a re-interpretation of several major structural elements as discussed below.

To the west, the Jacobina Group is thrust over the Archean Mairi Complex metamorphic terrain, the chromium-bearing Campo Formoso Mafic-Ultramafic Complex, and the late- to post-tectonic granites (Miguel Calmon-Itapicuru, Mirangaba-Carnaíba and Campo Formoso intrusives), along a thrust-fault named the Jacobina fault. This pattern changes progressively eastwards, to a series of steeply east dipping blocks, bounded by several sub-parallel reverse-faults, such as, the Maravilha, the Pindobaçu-West and the Pindobaçu faults, producing a domino structural style of blocks.

The Serra do Córrego Formation exposed on the west side of the basin forms part of an extensive homocline that dips consistently 50 to 70˚ to the east with top indicators to the east. It appears that this orientation is the result of tilting during the intrusion of the late to post-tectonic Mirangaba / Carnaíba granite.

The total thickness of the Rio do Ouro Formation is probably less than previously stated (2,000 m) due to partial repetition of the stratigraphy caused by the up-throw of successively more easterly blocks.

Most of the apparent intercalations of phyllites/schists with quartzites, and minor metaconglomerates and andalusite schists, known along the eastern portion of the Jacobina range, were previously considered part of the Cruz das Almas and Serra do Meio formations (Griffon, 1967; Mascarenhas et al., 1992). However, regional and detailed mapping by Desert Sun has shown that they are slices of metapelites and metagreywackes of the Mundo Novo Greenstone Belt, tectonically imbricated with coarse-grained quartzites, metaconglomerates and sedimentary breccias and andalusite schists.

As previously noted, these rocks are herein interpreted to be part of the Serra da Paciência Formation and a probable time-equivalent to the Serra do Córrego and the lower part of the Rio do Ouro formations. These coarse sediments appear to represent the east-dipping and overturned limb of a regional syncline, part of which is preserved along the road linking Campo Formoso and Antônio Gonçalves in the north. Evidence of imbrications of Mundo Novo Greenstone Belt rocks with the Serra da Paciência Formation is found along the Rio das Pedras and Rio Paiaiás sections, located eight km south-southwest and four km north-northwest, respectively, from the Saúde town, and in the Serra de Santa Cruz, and Serra da Paciência areas, to the west of Pindobaçu.

The phyllites and schists found at the base of the Serra da Paciência, west of Pindobaçu, are considered to be part of the Mundo Novo Greenstone Belt. They comprise carbon-rich metapelites and metagreywackes, with local metachert and banded iron formation intercalations. The thick sedimentary package of quartzite and minor conglomerate, with local andalusite schist, exposed at the Serra de Santa Cruz and Serra da Paciência, corresponds to a "nappe" front, thrusted over Mundo Novo Greenstone Belt rocks. In this sense, these clastic metasediments are correlated with the Serra do Córrego and Rio do Ouro Formations.

A conspicuous structural feature of the Mundo Novo Greenstone Belt, along the eastern border of the Serra de Jacobina, is the presence of elongated and imbricated slices of metagraywacke of its upper unit into orthoquartzites of the Serra da Paciência Formation.

Deposit Types

Anglo American was attracted to the Jacobina area in the early 1970's by what it felt was the remarkable similarity of the local gold-bearing conglomerates to the well-known Witwatersrand reefs in South Africa. More recently, Goldfields' success at Tarkwa in Ghana highlighted the unique gold-bearing quartz pebble conglomerates in the lower Proterozoic of Africa and South America.

Africa and South America were originally part of a supercontinent known as Gondwanaland. Gondwanaland was originally part of an even greater land mass known as Pangea, but separated from that continent about 180 million years ago. Later, Africa and South America broke apart and drifted to their present positions.

Africa and South America have large Precambrian shield areas which underlie significant portions of both continents. The shields are composed of ancient rocks such as granite, gneiss, schist, and greenstone which were part of the primordial surface of the Earth. Sedimentary and metamorphic rocks of younger Precambrian age overlie the older rocks. The younger Precambrian rocks contain gold-bearing conglomerates. These include the Roraima, Tarkwa, and Witwatersrand sequences in South America and Africa, which are many thousands of metres in thickness (Heylmun, 2000).

WITWATERSRAND BASIN

The Witwatersrand Basin lies within the Kaapvaal Craton of southern Africa, formed 3.7 to 2.7 Ga. The strata of the basin lie unconformably on the Archean cratonic basement. The basal sequence, the Dominion Group, is a sequence of thin conglomerates and thick lava flows containing only one known gold-bearing zone and a uranium-rich stratum. The basal sequence was deposited approximately 3.0 to 2.7 Ga. After a hiatus of 100 million years, the Witwatersrand Supergroup was deposited. The Supergroup is divided into two units, the lower West Rand Group and the upper Central Rand Group. The West Rand Group was deposited at approximately 2,970 Ma and consists of shales, quartzites, grits and conglomerates and only one gold-rich conglomerate bed. In contrast, the Central Rand Group, deposited from approximately 2,914 Ma on, consists of quartzites (90%), grits and rare shale and, most importantly, numerous gold-bearing conglomerate horizons (Minter and Loen, 1991 and Karpeta et al., 1991).

The exceptional gold reefs of the Witwatersrand Basin dip at 20 to 25° towards the centre of the basin and are found to persist over areas of 10 to 100 km^2, maintaining consistent gold grades (approximately 15 g/t) and reef mineralogy. The auriferous reefs are commonly no more than one metre in thickness, although some of the richest reefs within the mid-fan facies are only centimetres thick. These reefs are conglomeratic units commonly overlying "interformational" unconformities in the alluvial fan deposits (Barnicoat et al., 1997). The conglomerate units are typically pebble-supported, mature (free of clays and silts) and tightly cemented.

There are two families of thought on the formation of the Witwatersrand deposits, the modified paleoplacer group and the hydrothermal group. There is some evidence supporting both models. While all writers today accept that there is a hydrothermal component to the mineralization, there is no agreement on whether the hydrothermal activity was directly responsible for formation of the deposits or only reflects re-mobilization of original paleo-placer gold.

The Witwatersrand has produced over 46,000 tonnes (1,500 Moz ounces) of gold and the remaining reserves are known to contain another 40,000 tonnes (1,300Moz), making it, by well over an order of magnitude, the greatest gold producing area in the world.

TARKWA

The Tarkwa mine is located in south central Ghana. In Ghana, the Birimian greenstone belt sequence occurs as irregular basins of predominantly metasedimentary strata, separated by a series of north-east trending belts of metavolcanics, on which the majority of the major gold deposits are clustered, and a north-northwest striking belt, the Lawra belt, which extends northwards into Burkina Faso. The Birimian greenstone belts in Ghana are unconformably overlain by Proterozoic age Tarkwaian metasediments, which are host to the gold mineralization at the Tarkwa mine. The style of the gold mineralization is similar to that found in the Witwatersrand Basin, concentrated in conglomerate reefs.

The deposits at Tarkwa are composed of a succession of stacked tabular palaeoplacer units, consisting of quartz pebble conglomerates, developed within Tarkwaian sedimentary rocks. Approximately ten such separate economic units occur in the concession area within a sedimentary package ranging between 40 m and 110 m in thickness. Low grade to barren quartzite units are interlayered between the separate reef units. A second important deposit type that occurs in the Tarkwa belt is found at Damang. In contrast to the quartz pebble conglomerate-hosted deposits, gold ore at Damang occurs within sheet quartz veins cutting sedimentary rocks.

Five separate production areas are located on and around the Pepe Anticline at Tarkwa, a gently north-plunging fold structure that outcrops as a whaleback hill. The sedimentary sequence and the interlayered waste zones between the mineralized units thicken to the west. In 2005, Goldfields reported mineral reserves of 324.1 million tonnes grading 1.3 g Au/t containing 13.41 million ounces (Moz) of gold at Tarkwa and. total mineral resources, which include the mineral reserves, of 409.5 million tonnes grading 1.5 g Au/t containing 20.16 Moz of gold. At Damang mineral reserves are reported as 23.5 million tonnes grading 1.8 g Au/t containing 1.34 Moz and total mineral resources of 37.1 million tonnes grading 1.8 g Au/t containing 2.09 Moz of gold 23.5 million tonnes grading 1.8 g Au/t containing 1.34 Moz. (Goldfields Annual Report 2005).

THE RORAIMA GROUP

The Roraima group in northern Brazil, southern Venezuela and the Guyanas contains conglomerate beds in which gold and diamonds are found. Most of the placer gold and diamonds found in Venezuela and northern Brazil are thought to have been derived from gold deposits in the Roraima (Heylmun, 2000). The gold-bearing quartz pebble conglomerates of the Serra do Córrego Formation at Jacobina are the most significant known deposit of this type in South America.

JACOBINA

Anglo American proposed a Witwatersrand-type paleoplacer model for the deposits of the Jacobina area and operated its mines on this principle, concentrating on stratigraphic mapping and correlation. Desert Sun is of the view as summarized by Pearson et al. (in press), however, that the majority of gold mineralization formed as a result of extensive hydrothermal alteration related to fluid flow along the Pindobaçu Fault system which forms the eastern margin of the Jacobina basin. Fuchsite, which is widespread and often associated with gold, is a hydrothermal alteration mineral. Gold mineralization is associated with strong silicification and pyritization and occurs both within the conglomerates in the Jacobina mine area as well as strongly fractured and brecciated quartzites in the Pindobaçu area, 50km north of Jacobina. In addition, the highest-grade mineralization known to exist in the area occurs at Canavieiras where the most extensive structural deformation occurs.

Desert Sun has employed a hydrothermal model for mineralization in its exploration but stratigraphy is nonetheless very important because the conglomerates are the most permeable units in the package and are prime sites for deposition of hydrothermal mineralization.

COMPARISONS BETWEEN JACOBINA, TARKWA AND WITWATERSRAND

Dr. Paul Karpeta, an expert on Precambrian quartz pebble conglomerate gold deposits who has worked extensively in all three major gold belts compares and contrasts the characteristics of each of the areas in Pearson et al. (in press). The following section is drawn from this paper.

The Witwatersrand, Tarkwa and Jacobina basins are the three conglomerate-hosted gold deposits that have been mined extensively. Historically, the Witwatersrand has produced at least 1,500 million ounces, the Tarkwa belt 10 million ounces from conglomerates plus 3 million ounces from quartz veins, and Jacobina has produced 0.7 million ounces. Whether the conglomerate-hosted gold mineralization is paleo-placer, or hydrothermal, or both, a number of paleo-factors appear to control the extent of gold mineralization in such basins. These factors are the depositional basin style, the type, number, and lateral extent of the auriferous conglomerates ("reefs"), and their subsequent structural, metamorphic and hydrothermal histories. A summary of the characteristics of gold deposits in each of these areas is given in Table 3.

The Tarkwa and Jacobina basins both probably originated as linear rift basins (Karpeta et al., 2002; Teixeira et al., 2001), whereas the Witwatersrand is thought to represent a foreland basin (Burke et al., 1986; Winter, 1987). Whereas the Tarkwa basin sits on early Proterozoic Birimian volcanics and volcaniclastics (Pohl and Carlson, 1993; Hirdes and Nunoo, 1994) in what was probably an oceanic back-arc rift setting, Jacobina sits on Archaean gneisses and greenstones (Teixeira et al., 2001) possibly representing rifted continental crust. The Witwatersrand basin, like Jacobina, rests on an Archaean granite-greenstone basement (Tainton, 1994; Robb and Meyer, 1995). Although Jacobina resembles Tarkwa in that it is a rift basin, it resembles the Witwatersrand more with its continental basement. Continental basement would result in the development of larger fluvial catchments producing more extensive river systems, and hence potentially auriferous fluvial conglomerates ("reefs"). Foreland basins, such as the Witwatersrand, typically have greater areas than rifts, and hence have more entry points. Therefore, if auriferous, they should produce more gold. As expected the Witwatersrand has at least six (Minter and Loen, 1991; Tainton, 1994; Robb and Meyer, 1995), whereas Tarkwa has four entry points (Strogen, 1988), and Jacobina has one so far (Molinari and Scarpelli, 1988). However, the length of the Jacobina basin indicates that more entry points, and therefore, more undiscovered gold-bearing conglomerates could be present.

The richest reefs in the Witwatersrand and Tarkwa are the oligomictic conglomerates comprising predominantly of well-packed, well-sorted, well-rounded pebbles mainly of quartz with minor amounts of chert and non-durable pebbles (Tainton, 1994; Robb and Meyer, 1995). The conglomerates at Jacobina show identical characteristics reflecting both source area rock types and a high degree of reworking during deposition. The Witwatersrand appears to have a larger variety of reef depositional environments (alluvial fan, gravelly braided river, carbon seam and estuarine-submarine channel) than Tarkwa and Jacobina (alluvial fan and braided river only) but this may be due to the foreland-basin setting and the strong marine influence in Witwatersrand deposition. The estuarine-submarine channel reefs may be related to sea-level fluctuations (Karpeta, 1994; Karpeta et al., 1991). The marine shales in the Witwatersrand could also have acted as a source rock for the hydrocarbons in the rich carbon seam reefs (Gray et al., 1998). The carbon granules locally present in the Jacobina conglomerates (Horscroft, 1986) and the more extensive graphitic sediments in the Serra do Paciencia Formation could indicate the presence of such organic-rich marine shales in the associated sediments, which could have acted as a hydrocarbon source rock similar to the Witwatersrand.

TABLE 3   A COMPARISON BETWEEN JACOBINA, TARKWA AND THE WITWATERSRAND GOLD DEPOSITS

FEATURE	JACOBINA	TARKWA	WITWATERSRAND
AGE	2.0 By	2.1 By	2.7 By
DIMENSIONS	200km by 25km	220km by 40km	300km by 150km
BASEMENT	Archaean gneiss and greenstones	Proterozoic greenstones	Archaean granites and greenstones
SHAPE	Linear	Linear	Arcuate
SETTING	Inverted rift	Inverted rift	Inverted foreland or escape basin
BASIN FILL SEQUENCE	Conglomerate to quartzite to phyllite (fining up)	Conglomerate to quartzite to phyllite (fining up)	Quartzite to phyllite to quartzite to conglomerate (coarsening up)
FILL THICKNESS	2,500m	2,600m	7,000m
ENVIRONMENTS	Alluvial fan to marginal marine	Alluvial fan to fluvial to lacustrine, no marine	Fluvial to marine marginal to deep marine to fluvial to alluvial fan
ENTRY POINTS	Two known	Four known	Six known
REEF TYPES	Braided river, alluvial fan	Braided river, alluvial fan	Braided river, alluvial fan, estuarine-submarine fan?
MAGMATISM	Post-depositional. mafic, ultramafic sills and dikes, late granitoids	Post-depositional felsic and mafic sills and dikes, late granitoids	Syn-depositional granitoids, post depositional mafic sills, dikes and lavas
METAMORPHIC GRADE	Medium grade	Low grade occasionally medium	Low Grade
MAIN MINERALS	Au, minor U	Au, no U	Au, U
GANGUE MINERALS	Pyrite, hematite	Hematite, magnetite	Pyrite, pyrrhotite

FEATURE	JACOBINA	TARKWA	WITWATERSRAND
OTHER MINERALS	Much fuchsite, tourmaline	Spessartine, tourmaline, local fuchsite	"Carbon", fuchsite, little tourmaline
QUARTZ VEIN DEPOSITS	Yes (Pindobaçu)	Yes (Damang)	Yes but small (e.g. Wilgespruit)
HISTORICAL PRODUCTION	0.7 Moz (1745-1998)	10 Moz (1880-2000)	1500 Moz (1886-2000)
SURFACE MINING GRADE	1.9g/t	1.2g/t	1.1g/t
UNDERGROUND MINING GRADE	2.5-9.5 g/t	>6g/t	>6g/t

The number of reefs in a given basin greatly affects the productivity and the Witwatersrand has a significantly greater number (over 40 reefs), than Tarkwa (seven), or Jacobina (at least seven), and is a reflection of the number of entry points. In the East Rand alone there are at least twenty-four gold-bearing conglomerates (including the Nigel Reef, the Next-Aboves, the Next-Belows, the Kimberley Reefs, and the Black Reef) though only the Nigel Reef was mined everywhere.

The structural deformation history subsequent to the deposition of the sediments of the Tarkwa and Jacobina basins is similar as they both appear to be inverted rifts that underwent compression and thrusting (Teixeira et al, 2001; Karpeta et al., 2002; Tunks et al., 2004), whereas the Witwatersrand is probably an inverted foreland basin (Burke et al., 1986; Winter, 1987; Coward et al., 1995) that underwent extensional faulting after thrusting. Since rift basins have higher heat flows potentially creating more hydrothermal fluids, epigenetic (disseminated and quartz vein hosted) gold mineralization should be more extensively developed in them. It has also been argued that inverted normal faults develop the geometries necessary for the creation of fault-valves in quartz vein formation (Gibson, 1995). In the Tarkwa belt at least a third of gold production has come from quartz veins (Tunks et al., 2004), whereas the Witwatersrand has produced very little quartz vein hosted gold. Present drilling in the Jacobina belt has also indicated that significant quartz-vein hosted gold mineralization may be present.

The metamorphic grade of the three basins varies from low in the Witwatersrand (Barnicoat et al., 1997; Jolley et al., 2004), through low and medium in Tarkwa (Sestini, 1973; Pigois et al., 2003) to medium at Jacobina (Teixeira et al., 2001). It is interesting that in the Tarkwa belt, Damang-style quartz vein-hosted gold mineralization occurs in an area of medium grade metamorphism (Pigois et al., 2003), whereas similar stacked quartz veins associated with low grade metamorphic rocks in the same belt lack gold mineralization. Similarly, the presence of low grade metamorphism may explain the very small amount of gold recorded from quartz veins in the Witwatersrand. This suggests that medium grade metamorphism may be one of the factors necessary to form quartz vein-hosted deposits. Since the Jacobina belt shows medium grade metamorphism it has definite potential for quartz vein-hosted mineralization, as shown by recent drilling results.

Hydrothermal alteration in the three basins (Barnicoat et al., 1997; Jolley et al., 2004; Pigois et al., 2003; Milesi et al., 2002) is quite variable having silicification and sericitization (muscovite in the Witwatersrand and Tarkwa, but chrome-muscovite at Jacobina) in common in all three. However, in the Witwatersrand and Jacobina the presence of pyrite suggests reducing fluids, whereas tourmaline in Tarkwa and Jacobina suggests boron-rich, intrusive-related (?) fluids, and specularite indicates oxidizing fluids at Tarkwa and Jacobina. It should be noted that locally reducing hydrothermal fluids have been recorded from the Tarkwa belt associated with auriferous quartz veins. The apparent pervasive migration of both oxidizing and reducing hydrothermal fluids through the Jacobina sediments suggests that repeated post-depositional movement of hydrothermal fluids took place in the Jacobina basin, resulting in the enhanced potential for epigenetic gold mineralization in this basin.

Mineralization

Gold Mineralization

In the Jacobina area the important gold-bearing units known thus far occur along the southern 40 km of the 85 km long conglomeratic and quartzitic Serra do Córrego Formation, which is overlain by the quartzitic Rio do Ouro Formation. Together, these formations comprise the Jacobina Group. To the east and north of the project, quartzites, metaconglomerates and andalusite schists of the Serra da Paciência Formation, here interpreted as equivalents to the Serra do Córrego and Rio do Ouro Formations, and metacherts, metagreywackes, banded iron formations, and metapelites, of the Mundo Novo Greenstone Belt, are strongly affected by the north-northeast-trending strike-slip faults with reverse components of the Pindobaçu fault system. Along these structures significant structurally-controlled and epigenetic gold occurrences, like the Pindobaçu and Fumaça garimpos (artisanal gold workings), are related to kilometer-sized hydrothermal alteration zones. The main hydrothermal alteration types are: fuchsitization; silicification; pyritization; tourmalinization; sericitization; and, hematitization. Gold occurrences are found in areas displaying a regional fuchsitization, followed by local silicification and pyritization, and sometimes, localized tourmalinization. Hematitization is a late alteration.

In the southern part of the belt, gold is predominantly hosted in pyritic or hematitic, silicified and fuchsite- altered quartz pebble conglomerates of the Serra do Córrego Formation. However, as one moves to the north along the belt, the focus of gold mineralization appears to shift eastward. The bulk of occurrences in the northern part of the belt occur within quartz veins and silicified zones in orthoquartzites, andalusite schists and minor conglomerates of the Jacobina Group that are tectonically imbricated with slices of Mundo Novo Greenstone Belt lithologies. Hydrothermal alteration shows a strong relationship to major faults, particularly the Pindobaçu fault system.

Teixeira et al. (1999 and 2001), classified the gold deposit/occurrences of the Jacobina range into four groups, mainly based on the nature of the host rock. These groups are: (1) conglomerate-hosted gold deposits – encompasses the pyritic, gold-bearing, quartz-pebble conglomerates and quartzites of the Serra do Córrego Formation, which host the gold deposits of the Jacobina gold district (the Jacobina Mine (Joao Belo Zone), Itapicurú (Morro do Vento/Morro do Vento Extension) and Canavieiras mines and other smaller occurrences); (2) mafic-hosted gold deposits - represented by small gold workings where gold is associated with disseminated hydrothermal pyrite near tension gashes and quartz-pyrite veins and veinlets, hosted by late-tectonic gabbroic and dioritic dikes, which cut the Serra do Córrego and the Rio do Ouro Formations; (3) ultramafic-hosted gold deposits – represented by narrow quartz veins with pyrite and arsenopyrite developed along the sheared footwall contact between metamorphosed peridotite and pyroxenite dikes and quartzites of the Serra do Córrego or Rio do Ouro Formations (e.g. Mina Velha and Jacinto); and (4) quartzite-hosted gold deposits – represented by shear zone-related quartz veins hosted by quartzite of the Rio do Ouro and "Cruz das Almas" Formations (e.g. Maravilha and Goela da Ema).

A fifth group has been defined by Desert Sun (Pearson et al., in press) and corresponds to gold mineralization related to strongly, hydrothermally altered zones, which occur along the Pindobaçu fault system, which also affects the Mundo Novo Greenstone Belt rocks (e.g. Pindobaçu, Santa Cruz and Fumaça garimpos).

Desert Sun recently concluded an inventory on primary gold showings throughout the Bahia Gold Belt. A total of 69 gold workings, occurrences and deposits were visited and described in detail. The inventory allowed further additions to Teixeira´s classification, taking into account the host-rocks, the local structural setting, and the type/degree of hydrothermal alteration in the Jacobina Group Domain and Mundo Novo Greenstone Belt terrains as described below.

JACOBINA GROUP DOMAIN

The Jacobina Group Domain hosted four different major types of gold deposits; conglomerate-hosted; quartzite, andalusite schist- and metaconglomerates-hosted; Ultramafic-hosted; and mafic/intermediate dike-hosted. The characteristics of each of these principal types of gold deposits are described in the following section:

Conglomerate-hosted gold deposits

These deposits comprise sheared and micro-fractured, gold-bearing, recrystallized, silicified and pyritic metaconglomerates with a greenish, fuchsitic matrix, of the Serra do Córrego Formation, Jacobina Group. These rocks often show overprints of hematite coatings along shear-plane, joint and fracture surfaces, which post-date gold-mineralized fabrics. The best examples of this group are found within the 40 km long Jacobina gold district (Canavieiras, Itapicurú (Morro do Vento and Morro do Vento Extension) and João Belo mines, Serra Branca and other minor occurrences), which extends from Campo Limpo, in the south, to Santa Cruz do Coqueiro, in the north.

In the mine area, stratigraphy dips consistently eastward at 50° to 70°. Cross bedding and ripple marks indicate that the sequence is right-side-up. Table 4 summarizes the principal characteristics of the main gold mineralized reefs at Jacobina. Economically, the most important past producers have been the Basal and Main reefs in the Lower Conglomerate Unit and the lower part of the Upper Conglomerates. The majority of current mineral resources are in the lower unit of the Upper Conglomerates. It is important to note, however, that only certain reefs within a particular package will be mineralized. Other sub-parallel reefs with similar sedimentalogical features may be unmineralized.

TABLE 4 CHARACTERISTICS OF PRINCIPAL MINERALIZED REEFS, JACOBINA MINE AREA

MINE	ZONE	LOCATION	STRIKE (m)	THICKNESS	AVG. GRADE (g Au/t)	DESCRIPTION
MORRO DO VENTO/MORRO DO VENTO EXTENSION (ITAPICURÚ)						
	LVLPC	Morro de Vento	400	2 m	4.8	Large and very large pebbles, only locally mineralized.
	MU (Superior) Reef	Morro de Vento	1700	3 to 10	2.0	Medium to small pebbles
	LU (Inferior) Reef	Morro de Vento	1700	3 to 10	2.4	Medium to large pebbles.
	Main Reef	60 to 90 m above basement Itapicurú	3000	Beds of 0.1 to 3, Zone up to 12	6.0	Pyritic, small to medium pebble conglomerate beds. Three channels of deposition, broken by faults.
	Basal Reef	At or very near basement contact - Itapicurú	1600	3 to 10	4.0	Small to medium pebble, enrichment of gold at its upper and lower portions.
CANAVIEIRAS						
	Maneira	Canavieiras	600+	Beds of 0.4 to 7, Zone up to 70	1.7	Large to very large pebbles
	Holandez	Canavieiras	600+	Beds of 0.9 to 6, Zone up to 30	1.7	Large to medium pebble
	Piritoso	Canavieiras	600+	1 to 3	9.5	Medium size pebbles with abundant pyrite
	Liberino	Canavieiras	600+	1 to 3	6.1	10 metres above Piritoso; medium to large pebbles.
	MU	Canavieiras	400+	10 to 25	3.2	Pyritic, medium to large pebble conglomerates.
	LU	Canavieiras	400+	1 to 10	2.2	Pyritic, large pebble conglomerate.
JACOBINA MINE (JOÃO BELO)						
	LVLPC	João Belo North	1000+	1 to 3	4.4	Large to very large pebbles.
	LMPC	João Belo North	1000+	10 to 25	2.2	Large to medium pebbles.
	MPC	João Belo North	1000+	1 to 4	3.6	Medium sized pebbles; locally contains gold values.

ANGLO AMERICAN CLASSIFICATION TERMINOLOGY FOR CONGLOMERATES OF THE JACOBINA GROUP

SIZE	< 4mm	4 – 16 mm	16 – 32mm	32 – 64mm	> 64mm
SYMBOLOGY	VSPC	SPC	MPC	LPC	VLPC
NAME	Very Small Pebble Conglomerate	Small Pebble Conglomerate	Medium Pebble Conglomerate	Large Pebble Conglomerate	Very Large Pebble Conglomerate

The vast majority of significant gold mineralization occurs within the matrix of the conglomerates. Gold occurs as very fine grains of native gold typically 20 to 50 microns in size. Gold mineralization rarely occurs in the pebbles but when it does, it is along fractures. Interbedded quartzites host gold mineralization almost exclusively along fractures especially near late mafic dikes. Fracture-controlled mineralization in the quartzites is rare in the absence of late mafic dikes in the Jacobina mine area, however structurally controlled gold mineralization in pyrite-tourmaline-bearing quartz veins is abundant in the Pindobaçu area, 50km north of Jacobina.

Fuchsite is far more extensive than gold mineralization. Conglomerates with white quartz pebbles and a green matrix dominated by fuchsite, generally contain only low or erratic gold values. Gold mineralized conglomerates typically have grayish-blue pebbles and fine, disseminated pyrite and/or hematite in the matrix with strong silicification.

Within particular reefs, there is considerable local grade variation with higher grade zones concentrated along shear zones parallel to stratigraphy as noted by Milesi et al. (2002) at João Belo. In the Basal Reef, previous mining was concentrated at the base of the conglomerate with stopes typically 2-2.5m wide although the actual mineralized zone is 10 to 12 m wide. Despite this local grade variation, the overall grade of different reefs based on production records is remarkably consistent both along strike and down-dip.

Fluvial channels are important controls on the distribution of gold mineralization as documented by Oram (1975), Minter (1975), and Strydom and Minter (1976), in the Main Reef. Recent drilling indicates that the mineralized zone in the reef at João Belo has a 150º azimuth/44º south plunge, whereas the plunge at Morro do Vento in both main mineralized reefs the MU and LU plunges to the north at 55º.

In comparing different gold mineralized reefs, those with larger pebbles tend to have higher grades and greater potential to host gold mineralization, as at João Belo and Morro do Vento, however, this is not always the case, for example at Canavieiras (Pearson et al., in press).

The Canavieiras mine is in a distinct thrust slice separate from the main conglomerate trend that is bounded on all sides by ultramafic intrusions. Sinistral shearing in this block has resulted in in a greater concentration of gold along dilation zones. Previously it was thought the open folding may have influenced controls on higher grade gold mineralization however work by Desert Sun shows that the folding is a later buckling event and does not have a major influence on the distribution of gold mineralization. Zones of hydrothermal quartz with fine, disseminated, native gold and pyrite have been intersected in several holes attesting to the importance of hydrothermal mineralization in forming this deposit.

The gold occurrences which are related to disseminations of pyrite in a fuchsitic matrix of coarse-grained quartzites and minor metaconglomerates of the Serra da Paciência Formation, which is considered herein to be equivalent to the Serra do Córrego Formation, are also likely genetically related to this group. Such examples are found at Biquinha, Cercadinho, Samburá, Pindobaçu and Fumaça gold workings, which are distributed along or close to the Pindobaçu fault system. At these localities the gold mineralization is also intimately associated with gold-bearing quartz veins deposited in tension gashes classified as Group 2, below.

Quartzite, andalusite schist- and metaconglomerates-hosted gold deposits

This group encompasses gold-bearing quartz veins and veinlets, which fill tension gashes and open fractures, related to semi-concordant shear zones hosted by quartzites and andalusite-graphite-quartz schist, and local metaconglomerates of the Rio do Ouro and Serra da Paciência formations (e.g. Goela da Ema, Biquinha, Cercadinho and Guardanapo gold workings). The main hydrothermal alterations associated with these are: silicification, sericitization, chloritization and pyritization, with minor chalcopyrite and tourmaline.

The gold-bearing quartz vein and veinlets deposited along shallow-angle, west-dipping shear zones, hosted by Rio do Ouro quartzites, are also included in this group, but it is emphasized that according to their specific positioning (situated in the west block of the Maravilhas fault and positioned at nearly 90º to the bedding of the quartzites), they are thought to represent vertical shear zones developed before tilting of the Jacobina Group. The best examples of this group are: Coxo, Jaqueira, Maravilha and Lajedo gold workings. The main related hydrothermal alterations for this group are: silicification, sericitization, chloritization, pyritization (locally with chalcopyrite), and local tourmalinization.

Ultramafic-hosted gold deposits

These deposits comprise narrow, up to 4 metres thick, shear zones developed in north-south oriented ultramafic sills and dikes, close to their footwall and hangingwall contacts with the hosting quartzites and metaconglomerates of the Serra do Córrego, Rio do Ouro, and Serra da Paciência Formations. This group of gold occurrences is strongly linked with those of Group 1 above. The mineralized shear zones are characterized by the development of gold-bearing quartz veins and/or stockworks. The main hydrothermal alteration types are: silicification, fuchsitization, pyritization, and sericitization, with local tourmalinization. A number of examples of this group are known at the mine sites and surrounding areas (Canavieiras, Itapicurú, Serra do Córrego, Morro do Vento and João Belo), and at the Serra da Paciência (Mina Velha, Várzea Comprida, Ciquenta e Um, Cabeça de Nego and Milagres gold workings), in the north.

Mafic/Intermediate Dike-hosted gold deposits

This type is the last developed, and least important, group of gold mineralization within the Jacobina area. It consists of gold-bearing quartz veins in tension gashes, with local pyrite remobilization, close to the contacts between late-tectonic gabbroic and dioritic dikes and metaconglomerates and quartzites of the Serra do Córrego and Rio do Ouro Formations. The dikes are emplaced along east-west and northwest-southeast-oriented fractures and faults. Pyrite is concentrated along the contact zone with hosting metasediments, where a hornfels texture is developed in the gabbroic or dioritic rocks.

MUNDO NOVO GREENSTONE BELT DOMAIN

Metasedimentary-hosted, shear-controlled gold deposits

Within the Mundo Novo Greenstone Belt Domain, gold mineralization occurs with disseminated pyrite and/or quartz veins in shear zones within metasedimentary rocks of the Mundo Novo Greenstone Belt. Host rocks are strongly altered chemical (metachert, banded iron/manganese formation), detritic (metagraywacke) and pelitic (graphite schist) metasediments of the Archean Mundo Novo Greenstone Belt (e.g. Santa Cruz, Pindobaçu and Fumaça/Guiné gold workings). In addition to gold, the Mundo Novo Greenstone Belt also hosts deposits of manganese oxides, Zn-Cu-Pb massive sulfides and barite.

Exploration

OVERVIEW

Anglo American conducted several decades of extensive exploration work on the Serra do Córrego Formation, principally in the area of the Itapicurú (Morro do Vento and Morro do Vento Extension), João Belo and Canavieiras mines, resulting in the discovery of these deposits. Once the mines were discovered however, regional exploration of the Serra do Jacobina was limited.

William completed a limited exploration program in 1997 to search for depth extensions to the Canavieiras mine and southerly extension to the João Belo mine. The results of this program are discussed below and in Section 19 of Desert Sun's previously filed Technical Report entitled "A Review of The Exploration Potential of, and A Proposed Exploration Program For, The Jacobina Property, Bahia State, Brazil" (Hennessey, 2002). Except for work by garimpeiros, most of the belt of Serra do Córrego Formation rocks outside the Jacobina mine area has been relatively unexplored with the exception of some drilling carried out by Montana Minerals in the mid-1980's in the Pindobaçu area which is described below.

Desert Sun has been carrying out systematic exploration of the Jacobina property since September 2002. In late 2003, as a result of positive results, the exploration program was substantially increased. The following sections summarize results of the exploration programs in 2002 to 2004 inclusive. The discussion of the results in each of the major target zones discussed in "2005 Exploration Program Results" incorporates results of the 2002 to 2004 program and therefore these are not discussed separately.

Assaying for the programs has been carried out by Lakefield Geosol, an ISO 9000-2001 certified laboratory based in Brazil, using fire assay on 50-g pulps. Check assaying was routinely carried out, by ALS Chemex in Vancouver, on 10% of sample pulps and 5% of sample rejects. External reference standards are also routinely added to monitor the quality of analyses by the laboratories. Security is maintained at the core logging and sampling facility. Dr. William N. Pearson, P.Geo., is Desert Sun's QP, as defined under NI 43-101, responsible for the scientific and technical work on the programs and has regularly visited the site from 2002 to the present.

2002 EXPLORATION PROGRAM

The results of Desert Sun's Phase I exploration program are described in Hennessey (2003a) a Technical Report which is available on SEDAR (www.sedar.com). The Phase I exploration drill program consisted primarily of 12 NQ-sized (47.6 mm core) diamond drill holes totalling 2,245 m however, additional work included a regional exploration program using remote sensing imagery, analysis of airborne geophysical data, geological data compilation using GIS (geographic information system software), and a program of prospecting, sampling and mapping using garimpeiros.

2003 EXPLORATION PROGRAM

The 2003 exploration program commenced in March, 2003 and included 8,988m of diamond drilling in 75 NQ-sized (47.6 mm core) holes, induced polarization (IP) geophysical surveys and continuation of the regional exploration program. The bulk of the drilling in this program tested the Serra do Córrego, Morro do Vento and Joao Belo Sul areas. The budget for the program was $US1.5 million. Upon completion of this work in September 2003 and the Feasibility study, Desert Sun earned a 51% interest in the Jacobina property and triggered its option to acquire the remaining 49% to own a 100% interest in the property. Results of this program are described in Hennessey (2003b)

2004 EXPLORATION PROGRAM

In 2004, the program was substantially expanded with a total of 28,866m of NQ diamond drilling in 125 holes being completed. The prime target areas drilled were Morro do Vento, Joao Belo Norte, Joao Belo Sul and Canavieiras. Included in this total was 2,000m of diamond drilling completed in the northern area of the Bahia gold belt property to test several targets outlined by geological mapping, sampling, soil geochemical surveys and induced polarization surveys. Results of this program are described in detail by Pearson and Tagliamonte (2005).

2005 EXPLORATION PROGRAM

OVERIEW

In 2005, the exploration program continued at high level of activity with a total of 25,676m of NQ diamond drilling completed in 130 holes. The prime target areas drilled were Canavieiras and Morro do Vento Extension in the Jacobina mine area and Pindobaçu in the northern Bahia Gold Belt, 50km north of the town of Jacobina. Overall two-thirds of the total drilling was completed in the Jacobina mine area with one-third allocated to the northern area.

An overview of the exploration program carried out in the Jacobina Mine area and the northern Bahia Gold Belt, is discussed below, as are results of the drilling in the Jacobina mine area and the results of drilling in targets in the northern Bahia Gold Belt .

Geological mapping, sampling, soil and rock geochemical sampling and geophysical (induced polarization) surveys were continued over much of the property especially in the northern Bahia Gold Belt in the Pindobaçu-Fumaça area.

EXPLORATION PROGRAM, JACOBINA MINE AREA

A total of 17,130m in 82 holes were drilled in targets in the Jacobina Mine area excluding the Jacobina Mine (Joao Belo Zone) with the bulk of meterage drilled at Canavieiras and Morro do Vento Extension as shown in Table 5

TABLE 5 EXPLORATION DIAMOND DRILLING IN JACOBINA MINE AREA BY DESERT SUN, 2005 EXPLORATION PROGRAM

TARGET AREA	Total Metres Drilled
Jacobina Mine Area	
Canavieiras (CAN)	8,309.40
Morro do Vento Extension (MCZ/MVT)	8,511.10
Serra do Córrego (SCO)	309.55
Total	**17,130.05**

Drilling was very successful at upgrading and expanding mineral resources at both Canavieiras and Morro do Vento Extension. Results and the updated mineral resource estimate for the areas are presented below.

In addition to the above diamond drilling, at the Joao Belo Mine (Joao Belo zone) two holes totalling 1,613 m were completed by the mine in a deep drilling program to test the downdip and along strike extension of the main (LMPC reef) ore zone. Definition drilling and development work continued to expand the geological knowledge of the deposit and outlined a new conglomerate reef in the footwall of the ore zone. Results of this program are described below and the updated mineral reserve estimate for the Joao Belo mine is presented below. The mining department also revised the mineral reserves previously defined at the Morro do Vento Extension as outlined below. No new drilling was completed at the Morro do Vento and Serra do Córrego zones, however the mineral reserves previously defined were reviewed.

EXPLORATION PROGRAM, BAHIA GOLD BELT (EXCLUDING JACOBINA MINE AREA)

Desert Sun holds property in the Bahia Gold Belt totaling 141,580 ha and essentially controls the entire Bahia Gold Belt which extends for some 155km along strike in a north-south direction. In 2004-2005, Desert Sun carried out a program of regional and detailed geological mapping, prospecting, rock and soil geochemical sampling that allowed the classification of the primary types of gold occurrences as discussed, previous and to define four major target areas across the belt outside of the Jacobina mine area.

These target areas are, from north to south:

- Gold-bearing quartz veins, stockworks and extensive silicified zones in a thick package of fuchsite-bearing, locally oxidized (after pyrite) quartzites and metaconglomerates in the Pindobaçu -Fumaça area which may be the northern and separate extension of the Serra do Córrego Formation. Ultramafic dikes and sills emplaced in these sediments also host gold-bearing pyritic quartz veins. This target zone extends along strike for at least 18km north from Pindobaçu, a small town located 55 km north-northeast of Jacobina. Gold-bearing shear zones related to the Pindobaçu West Fault, which marks the contact between the Jacobina Group and the Mundo Novo Greenstone Belt, have also been identified within greenstone rocks in the Pindobaçu-Fumaça area. These zones are characterized by strong silification and quartz veining typically with pyrite.

- Targets along the Serra do Guardanapo hill, which extends for 23km along strike starting about 25 km north-northeast of Jacobina. Gold mineralization in this target occurs in steeply dipping quartz veins and associated hydrothermal alteration (silicification, sericitization, chloritization and pyritization) in fine-grained quartzites and meta-pelites (andalusite schists) of the Serra da Paciência Formation;

- The Maravilha Fault zone the south end of which is located 4km east of Jacobina at the Rio Coxo garimpo and that extends for 60 km along strike northwards from there. A large number of gold occurrences are associated with this structure in shallow west dipping shear zones in Rio do Ouro Formation quartzites; and

- Gold-bearing quartz pebble conglomerate of the northern extension of the Serra do Córrego Formation that extends for 45km along strike, north from the town of Jacobina. This formation hosts the mineral resources and mineral reserves in the Jacobina mine area to the south.

Gold occurrences associated with transversal dikes of gabbroic or dioritic composition, due to their very local importance, are not outlined as a significant target area.

In addition to the work sited above, Fugro-LASA-Geomag was contracted by Desert Sun in both 2004 and 2005 to complete induced polarization (IP) surveys over a number of targets identified in these major areas. Results of this survey along with soil and rock chip sampling results and detailed geological mapping were used to outline drill targets. An initial drilling program totaling 2,000m was completed in late 2004 to test principally the Pindobaçu-Fumaça area and this program was expanded to 8,546m in 2005 as shown in Table 7 below. The total number of assay samples in the database is 12,823 as set out in Table 7.

The following provides a summary of the major target areas explored in 2005. Results of the 2005 drilling program are discussed in the sections that follow. Results of the 2004 drill program are summarized by Pearson and Tagliamonte (2005).

Pindobaçu

The Pindobaçu target, located 50km north of Jacobina, is accessible by paved road from Jacobina and is 2km west of the town of Pindobaçu. At Pindobaçu, there are a number of active garimpos (free miner workings) which extend along a strike length of 1.2km. Gold occurs as fine to locally coarse-grained native gold or associated with pyrite (or its weathered product, goethite) with tourmaline and fuchsite in quartz vein stockworks along low-angle thrust faults, high-angle reverse faults and fractures.

The host rocks are metagraywacke, banded iron formation and metachert of the Archean Mundo Novo Formation and strongly silicified and fuchsitic, fine to coarse-grained quartzite with minor metaconglomerates lenses of the Paleoproterozoic Jacobina Group. Alteration and mineralization occur along the contact zones of these major rock units associated with fault structures of the regional Pindobaçu Fault system which forms the eastern margin of the Jacobina Basin. These faults are westerly-directed thrusts which also have some sinistral strike slip component of movement.

Montana Minerals investigated this area during the mid-1980's by trenching and some shallow diamond drilling. After Montana, a number of garimpeiros starting mining some of the mineralized outcrops and carried out shallow underground mining, an activity that is locally and currently underway. Only partial information on the results of the Montana work is available from a report filed with the Departamento Nacional da Produçâo Mineral (DNPM).

Trenching and pitting by Montana was reported to outline a N10^{o}E trending mineralized zone 18 metres thick with an average grade of 1.91 g Au/t over a strike length of 800m. According to the DNPM report, Montana completed 18 shallow diamond drill holes of which only partial results are included in the report from which samples from 13 of these holes were selected for metallurgical testing. The head grade of the composite of core samples was reported to be 4.52 g Au/t with recovery after a 30 day bottle roll test reported to be 82.1%.

Geological mapping, IP surveys and rock/soil geochemical surveys by Desert Sun indicates that the hydrothermal alteration zone is much more extensive than indicated by the previous work. The zone has been traced for at least 3.2km along strike at Pindobaçu and it likely extends a further 15km along strike to the north through Fumaça. The alteration zone is up to 100m wide with the most intense portion characterized by intense silicification and quartz-tourmaline veining.

Results of diamond drilling at Pindobaçu are discussed below.

Fumaça

At Fumaça located 10km north of Pindobaçu, gold mineralization occurs in strongly silicified quartzites and minor metaconglomerates of the Jacobina Group in the western part of the area that are in fault contact with reddish clastic, chemical and pelitic metasediments and local pillowed basalt of the Archean Mundo Novo Group to the east.

Soil geochemical sampling by Desert Sun has identified several anomalies in the area with a collective strike length parallel to the main structural trend of 1.3km. An induced polarization geophysical survey by Fugro-LASA-Geomag in 2005 has outlined a linear zone of coincident chargeability and resistivity anomalies that extends over a strike length of 2 km, a width of approximately 300m and to an indicated depth extent of at least 200m. The strongest response is in a zone approximately 50m wide that is coincident with the Fumaça garimpo. Sampling from the garimpo by Desert Sun returned 7.36 g Au/t over 4.5m including a very high grade bluish

Results of diamond drilling at Fumaça are discussed in below.

Entry Point

Dr. Paul Karpeta, an expert on Precambrian quartz pebble conglomerate-hosted gold deposits with extensive experience working on deposits in Witwatersrand, South Africa and Tarkwa, Ghana, was retained by Desert Sun in 2005 to carry out a study of the Jacobina basin in an attempt to identify additional entry points outside of the Jacobina Mine area. Entry points are the areas in a basin where major streams carry and deposit sediments into the basin and are typically marked by the thickest conglomerates with the largest pebbles. This work, which was done in close collaboration with Desert Sun personnel led by senior geologist Pedro Moura de Macedo, identified a significant area of Jacobina Group sediments with quartz pebble conglomerate layers which are exposed in a large tectonic window across an area 5,000m long by 900m wide about 5km northwest of Pindobaçu. Gold garimpos (free miner workings) occur around this "window" near the contact with volcanic rocks of the Mundo Novo Formation which have been thrust over the conglomerates and then subsequently eroded. In contrast to the mine area, the sedimentary rocks here are relatively flat lying hence only a small portion of the overall stratigraphic sequence is actually exposed.

Dr. Karpeta concluded that the Jacobina Basin has been subdivided by cross structures into major compartments, which controlled sedimentation in those compartments. One such cross structure is marked by a prominent lineament about 6km south of the town of Pindobaçu, north of which is the Pindobaçu Compartment and to the south is the Jacobina Compartment. Each of these compartments will have a different stratigraphy and hence different auriferous conglomerates. Typically, within each compartment there is usually one entry point marked by the thickest conglomerates with the biggest pebbles and typically are the richest conglomerates. Dr. Karpeta concluded that these entry points occur around the Jacobina Mine Area in the Jacobina Compartment and potentially around Mina Velha, 5km northwest of Pindobaçu, in the Pindobaçu Compartment.

Induced polarization (IP) surveys completed by Fugro-LASA-Geomag in this newly recognized area outlined targets that appear to be strongly silicified rocks with disseminated sulphides. A limited diamond drilling program was completed in 2005 to complete a section of holes across this area and to test several of the IP survey anomalies. Results of this drilling program are discussed below.

Drilling

JMC

The original database, from which JMC estimated the mineral resources at the Jacobina project in 1998 (Hennessey 2002, 2003b) is comprised of two types of samples: diamond drill core and chip/channel samples. Until the mid 1990's, the database was strictly a paper one with holes and sample information plotted on plan, section and longitudinal sectional projections. JMC partially computerized the database after acquisition by William. Desert Sun later completed a detailed verification of all the old drill holes including the checking of original drill logs, assay certificates, survey data and maps and sections. All holes have now been verified and entered into the electronic database by Desert Sun.

The drill holes in the JMC database are a mixture of BQ-sized (core diameter = 36.5 mm) and TT-sized (slightly smaller than BQ) core. The BQ core was drilled from company-owned surface exploration drill rigs and the TT core from underground.

All drill hole setups were marked up underground, in paint, by a surveyor. The mark-up included a foresight and backsight in addition to the hole number, inclination and hole length. Drill holes were stopped by the driller at the specified footage, but the drill was not moved to the next hole without the permission of the geological technician in charge, who inspected the core prior to moving.

In addition to drill hole logging and sampling, all development headings were mapped at 1:200 scale and sampled when in, or near, conglomerate. The mapping and chip channel sampling were plotted on plans and is available for interpretation purposes during resource estimation. The chip/channel sampling was also sometimes composited into pseudo drill holes for use in resource estimation.

DESERT SUN

All Desert Sun drilling was conducted by contract diamond drillers using modern wireline surface drill rigs. The drills were aligned using foresights and backsights set up by Desert Sun geologists. All holes were stopped under geological control to ensure that target horizons had been reached.

Several of the current Desert Sun geological staff are former JMC employees. They are familiar with the local rock types, stratigraphic sequence, mineralization controls and rock codes previously used. Similar logging techniques and rock codes are being employed by Desert Sun to allow for ease of use with the previous data. The lithologic codes were developed after extensive study by Anglo American geologists and sedimentologists. More extensive sampling has been performed however compared with historical sampling. In addition logging of hydrothermal alteration minerals, structural features and geotechnical data is routinely done.

Logging was originally performed on paper and transferred to an Excel database. Gemcom was contracted to write a software entry program know as "Logger" for the electronic capture of data into a Gemcom format during logging.

This program was tested and implemented in September 2003. The logging process was fully automated in 2004 with all data captured directly in the Logger program.

DRILL HOLE DATABASE

JACOBINA MINE AREA

There are 1,461 drill holes totalling 185,565m of drilling in the Desert Sun database for the Jacobina Mine area as outlined in Table 6 below. This total includes all surface (approximately 50%) and underground (approximately 50%) diamond drill holes. Since commencing exploration in 2002, Desert Sun has drilled a total of 447 drill holes totalling 65,538m of which the bulk were drilled in the 2004 and 2005 exploration campaigns.

TABLE 6   SUMMARY OF DIAMOND DRILLING, JACOBINA MINE AREA
(AS OF DECEMBER 31, 2005)

Area	Holes in Data Base		Old Drill Holes		New Desert Sun Drill Holes	
	Number of Holes	Length (m)	Number of Holes	Length (m)	Number of Holes	Length (m)
Campo Limpo (CLP)	9	1,744.23	9	1,744.23	0	0.00
Canavieiras (CAN)	208	26,207.13	107	11,330.27	101	14,876.86
Rio Coxo (COX)	2	189.18	0	0.00	2	189.18
João Belo Norte (JBA)	537	47,193.12	340	29,780.17	196	17,412.95
João Belo Sul (JBS)	28	9,094.58	15	3,354.34	13	5,740.24
Lagedo Preto (LGP)	22	3,724.47	22	3,724.47	0	0.00
Serra da Lagartixa (LGX)	1	740.42	1	740.42	0	0.00
Morro do Vento Extension (MCZ)	113	19,730.98	88	11,209.88	25	8,521.10
Morro da Viuva (MVA)	8	1,257.98	8	1,257.98	0	0.00
Morro do Vento (MVT)	414	57,827.78	330	42,118.83	84	15708.95
Serra Branca (SBC)	7	2,050.71	7	2,050.71	0	0.00
Serra do Córrego (SCO)	111	15,299.61	85	12,210.52	26	3,089.09
Jacobina Sudeste (JSE)	1	505.36	1	505.36	0	0.00
TOTAL	**1461**	**185,565.55**	**1013**	**120,027.18**	**447**	**65,538.37**

Note: 1) From 2005 to 2006, there were 3 drill holes in progress (JBA450, JBA484 and JBA485);
2) Total for JBA includes drill holes for Mine evaluation;
3) Drill holes from João Belo Norte (JBA) and João Belo South (JBS) have been separated at coordinate N8,750,400;
4) Drill holes drilled from Morro do Vento to Basal Reef, FW Zone and MR Zone (Morro do Vento Extension Reefs) were located in Morro do Vento, see MVT374.

The total number of assay samples in the database is 209,032 as set out in Table 7 below.

TABLE 7
ASSAY SAMPLES IN DATABASE – JACOBINA MINE AREA
(AS OF DECEMBER 31, 2005)

Samples from Old Drill Holes	130,413
Samples from New Drill Holes - 2002	2,840
Samples from New Drill Holes - 2003	14,261
Samples from New Drill Holes - 2004	29,443
Samples from New Drill Holes - 2005	32,075
Total Samples in Data Base	**209,032**

Results of from drilling in the 2005 exploration program are described below.

NORTHERN BAHIA GOLD BELT

There are 59 drill holes totalling 10,547m of drilling in the Desert Sun database for Northern Bahia Gold Belt as outlined in Table 8 below. The number of assay samples in the database totals 12,823 as outlined in Table 9.

TABLE 8
SUMMARY OF DRILLING, NORTHERN BAHIA GOLD BELT
(AS OF DECEMBER 31, 2005)

Area	Number of Holes	Length (m)
2005 DRILLING NORTHERN AREA		
Pindobaçu	37	5942.12
Entry Point	6	1608.20
Fumaça	5	995.95
TOTAL	48	**8,546.27**
DRILLING BY TARGET AREA		
Biquinha	1	170.56
Cahoeira dos Alves	1	383.47
Entry Point	6	1608.20
Fumaça Norte	10	1575.60
Pindobaçu	39	6575.73
Samburá	1	198.91
Santa Cruz	1	34.94
TOTAL	**59**	**10,547.41**
DRILLING BY YEAR		
Drill Holes – 2004	12	2,000.69
Drill Holes – 2005	47	8,546.72
TOTAL	**59**	**10,547.41**

TABLE 9
ASSAY SAMPLES IN DATABASE - NORTHERN BAHIA GOLD BELT
(AS OF DECEMBER 31, 2005)

ASSAY SAMPLES IN DATABASE

Samples from New Drill Holes - 2004	2,091
Samples from New Drill Holes - 2005	10,732
TOTAL	**12,823**

DRILLING RESULTS – JACOBINA MINE AREA

Summary results of the targets tested in the Jacobina Mine area are provided in the sections below. Emphasis is on results from the 2005 drilling program however summaries of previous work especially the 2004 drilling program have been incorporated to present a full picture of all targets tested to date. Results of the 2002-2003 exploration programs are outlined in Hennessey (2003b) and for the 2004 program in Pearson and Tagliamonte (2005).

CANAVIEIRAS

The former Canavieiras mine is located 3 km north of the processing plant and is located in a block bounded by faults that is approximately 1.2 km long and 400 metres wide. In contrast to the main conglomerate trend, Canavieiras is characterized by moderate folding. The high grades at Canavieiras compared to the other zones in the Jacobina mine area appears to results from a later stage of hydrothermal activity characterized by hematite-gold that is related to sinistral shearing. Past production, primarily from the Piritoso and Liberino reefs, in the Canavieiras Mine is reported by Anglo American to total 458,247 tonnes at a grade of 8.65 g Au/t. Hole CAN-13 drilled in 1997 by William Resources intersected 7.0 g Au/t over a true width of 24.0m in the MU reef below the old workings but no further followup drilling was done at that time.

Work by Desert Sun has focused on evaluating the full stratigraphic package hosting the favourable conglomerate beds which is estimated to be over 300m thick. During 2005, the workings including drifts, raises, stope limits, old drill holes and major faults in the old mine was re-surveyed to eliminate survey errors that were found during data compilation and modeling. A new cross-cut, 92 m long was also driven from an old stope in the southeastern part of the old workings to provide access to more effectively drill potential extensions to the east and south.

In 2005, a total of 56 holes totalling 8,287.40 m were completed. The bulk of the program focussed on upgrading existing inferred mineral resources to the indicated category and exploring the potential extensions of the mineralized stratigraphy to the south and east. Several step out holes were completed up to 300m to the south of the old mine to explore the potential of the stratigraphy there.

- Major targets at Canavieiras include:

- MU and LU reefs about 50m below the Canavieiras mine workings.

- Potential high grade extension in the Piritoso-Liberino reefs adjacent to the old stope in the southern end of the mine.

- Hollandez-Maneira reefs above the old mine workings.

- Southern continuation of favourable mineralized stratigraphy based on geological compilation work and induced polarization surveys.

Table 10 lists significant drilling results at Canavieiras from the 2005 program. The following section discusses the results from these major targets at Canavieiras including the step-out drill holes to the south that indicated a major extension to the known mineralized zone. The area was also surveyed using induced polarization and results of this survey were very important in defining the overall target zone.

TABLE 10 SIGNIFICANT DRILLING RESULTS, CANAVIEIRAS

Hole No.*	From (m)	To (m)	Gold (g/t)	Interval (m)	True Width (m)	Reef	Depth Below 570 Adit Level*** (m)
CAN-59**	N8758382	E335062	El 577				
Dip -62º/Az 96°	no significant values						
CAN-60**	N8758412	E335060	El 568				
Dip -88º/Az62°	no significant values						
CAN-61**	N8758.467	E335045	El 562				
Dip -86º/Az217°	0.00	1.25	**4.72**	1.25	**1.2**	Piritoso	7
CAN-62**	N8758468	E335046	El 564				
Dip +46º/Az90°	0.00	17.78	**1.81**	17.78	**17.6**	N° 4?	9 above
incl.	0.00	7.10	**3.35**	7.10	**7.0**	N° 4?	2
CAN-63**	N8758488	E335036	El 563				
Dip -88º/Az226°	no significant values						
CAN-64**	N8758506	E335046	El 556				
Dip -86°/Az148°	0.78	1.34	**4.03**	0.56	**0.5**	Piritoso	15
CAN-65**	N8758586	E335040	El 550				
Dip -90º/Az194°	0.00	5.13	**1.15**	5.13	**4.8**	Piritoso	23
incl.	3.64	5.53	**1.88**	1.89	**1.8**	Piritoso	24
CAN-66**	N8758552	E335.048	El 547				
Dip -90°/Az172°	no significant values						
CAN-67**	N8758548	E335053	El 546				
Dip -45°/Az144°	1.20	2.41	**7.62**	1.21	**1.1**	Piritoso	26
CAN-68**	N8758586	E335041	El 548				
Dip -41º/az=91º	7.88	9.08	**2.30**	1.20	**0.9**	Liberino	15
CAN-69**	N 8758361	E335111	El 548				
Dip -62º/az=80º	Hole stopped due to stability issues. Target not reached.						
CAN-70	N 8758353	E335112	El 549				
Dip +59°/Az76°/	19.28	38.70	**2.65**	19.42	**18.3**	Liber+N°4+Pir	3 above
Incl.	27.46	38.70	**4.32**	11.24	**10.6**	Liber + N°4	6 above

TABLE 10 SIGNIFICANT DRILLING RESULTS, CANAVIEIRAS

Hole No.*	From (m)	To (m)	Gold (g/t)	Interval (m)	True Width (m)	Reef	Depth Below 570 Adit Level*** (m)
CAN-71**	N8758060	E335196	El 548				
Dip -74º/Az=261º	3.76	6.90	**4.49**	3.14	**3.0**	Piritoso	25
	52.83	72.90	**1.02**	20.07	**19.5**	MU	80
Incl.	65.87	72.90	**1.70**	7.03	**6.8**	MU	85
	97.40	101.90	**2.41**	4.50	**4.4**	LU	115
CAN-72	N8758148	E335052	El 596				
Dip -66º/Az=90º	76.48	105.3	**1.87**	28.82	**23.6**	MU	60
Incl.	76.48	91.3	**2.4**	14.82	**12.2**	MU	50
Incl.	96.2	105.3	**1.93**	9.10	**7.5**	MU	65
CAN-73*	N8758101	E335207	El 547				
Dip -74º/Az=261º	4.77	15.32	**3.90**	10.55	**10.3**	Lib + Piritoso	32
Incl.	4.77	8.20	**2.60**	3.43	**3.4**	Liberino	30
	12.09	15.32	**16.52**	3.23	**3.2**	Piritoso	35
	42.98	57.72	**2.38**	14.74	**14.4**	MU	70
Incl.	42.98	50.90	**3.64**	7.92	**7.8**	MU top	64
	109.35	110.38	**2.12**	1.03	**1.0**	LU	123
CAN-74	N8758037	E335191	El 548				
Dip 86º/Az=256º							
	59.40	67.00	**2.40**	7.60	**6.8**	MU	82
	89.40	97.59	**3.52**	8.19	**7.4**	MU	110
CAN-75	N8758195	E335048	El 596				
Dip -66º/Az=90º	83.74	84.21	**2.08**	0.47	**0.5**	MU	44
	92.36	94.23	**0.91**	1.87	**1.8**	MU	55
CAN76	N8758227	E335043	El 595				
Dip -63º/az=92º	93.92	97.78	**2.31**	3.86	**3.1**	MU	60
CAN-77	N8758088	E335206	El 546				
Dip 69º/Az=267º	4.95	15.04	**4.07**	10.09	**9.9**	Lib + Piritoso	30
Incl.	4.95	7.56	**4.30**	2.61	**2.6**	Liberino	20
Incl.	12.64	15.04	**11.94**	2.40	**2.4**	Piritoso	35
	66.72	71.50	**1.39**	4.78	**4.7**	MU	86
	115.65	118.16	**1.84**	2.51	**2.5**	LU	133

TABLE 10   SIGNIFICANT DRILLING RESULTS, CANAVIEIRAS

Hole No.*	From (m)	To (m)	Gold (g/t)	Interval (m)	True Width (m)	Reef	Depth Below 570 Adit Level*** (m)
CAN-78*	N8758074	E335073	El 607				
Dip -75º/Az=90º	No significant values – MU and LU Reefs not intersected						
CAN79	N8758114	E335061	El 607				
Dip -64º/Az=90º	80.23	161.13	**3.88**	80.90	**51.0**	LU +MU	75
	Highs cut to 30 g/t		**3.52**				
Incl.	80.23	92.90	**14.57**	12.67	**8.0**	MU	40
	Highs cut to 30 g/t		**13.50**				35
Incl.	80.23	104.32	**8.40**	24.09	**15.2**	MU	58
	Highs cut to 30 g/t		**7.84**				70
Incl.	151.03	161.13	**9.29**	10.10	**6.4**	LU	105
	Highs cut to 30 g/t		**7.75**				
CAN-80	N8758124	E335202	El 547				
Dip -60º/Az=269º	4.00	8.3	**4.82**	4.30	**4.0**	Piritoso	25
	31.99	67.00	**2.05**	35.01	**32.9**	MU	65
Incl.	31.99	51.50	**2.95**	19.51	**18.3**	MU	55
Incl.	40.78	51.5	**4.47**	10.72	**10.1**	MU	60
	100.67	102.1	**3.03**	1.43	**1.3**	LU	113
CAN-81	N8758037	E335191	El 548				
Dip 49º/Az=269º	0.00	2.40	**6.61**	2.40	**2.2**	Piritoso	20
	58.88	65.69	**4.83**	6.81	**6.1**	MU	70
CAN-82	N 8758257	E335041	El 602				
Dip -64º/Az=88º	86.54	92.29	**1.15**	5.75	**4.2**	MU	46
Incl.	86.54	89.41	**2.30**	2.87	**2.1**	MU	45
CAN-83	N8758254	E335161	El 547				
Dip -87º/az=89º	17.20	17.72	**2.35**	0.52	**0.5**	Piritoso	40
CAN-84	N8758025	E335181	El 548				
Dip -40º/az=268º	0.00	10.11	**7.04**	10.11	**9.9**	Lib + Pir	26
	highs cut to 30g/t		**6.49**				
incl.	0.00	2.69	**4.60**	2.69	**2.6**	Liberino	25
incl.	7.47	10.11	**21.62**	2.64	**2.6**	Piritoso	30
	highs cut to 30g/t		**19.49**				
	54.75	78.83	**2.49**	24.08	**20.9**	MU	68

TABLE 10 SIGNIFICANT DRILLING RESULTS, CANAVIEIRAS

Hole No.*	From (m)	To (m)	Gold (g/t)	Interval (m)	True Width (m)	Reef	Depth Below 570 Adit Level*** (m)
CAN-85	N8758091	E335064	El 607				
Dip -65º/az=92º	146.33	172.20	**1.55**	25.87	**21.0**	MU +LU	110
incl.	146.33	154.19	**3.28**	7.86	**6.4**	MU	100
incl.	166.83	168.77	**2.21**	1.94	**1.6**	LU	115
CAN-86	N8758003	E 335178	El 548				
Dip-70º/az=270º	1.23	2.14	**1.99**	0.91	**0.9**	Piritoso	20
	48.82	53.38	**2.44**	4.56	**4.4**	MU	72
incl.	48.82	50.86	**5.17**	2.04	**2.0**	MU	70
CAN-87	N 8758131	E335052	El 603				
Dip -63º/Az=90º	83.33	162.04	**8.20**	78.71	**59.0**	MU + LU	76
	Highs cut to 30 g/t		**5.52**				
Incl.	83.33	152.54	**8.82**	69.21	**51.9**	MU total	70
	Highs cut to 30 g/t		**5.92**				
Incl.	83.33	100.57	**23.68**	17.24	**12.9**	MU top	48
	Highs cut to 30 g/t		**14.66**				
Incl.	143.90	162.04	**11.02**	18.14	**13.6**	MU base + LU	105
	Highs cut to 30 g/t		**7.93**				
Incl.	156.83	162.04	**2.63**	5.21	**3.9**	LU	108
CAN-88	N8758309	E335117	El 548				
Dip +49º/az=88º	21.37	29.81	**4.06**	8.44	**8.4**	Pir +Lib	2
incl	21.37	22.41	**1.66**	1.04	**1.0**	Piritoso	5
incl	26.34	29.81	**7.31**	3.47	**3.4**	Liberino	1
CAN-89	N8758309	E335116	El 551				
Dip +60º/az=271º	11.58	13.89	**18.12**	16.35	**2.3**	Piritoso	10
CAN-90	N8758175	E335050	El 597				
Dip -64º/az=90º		MU not intersected - faulted					
	127.62	130.55	**1.67**	2.93	**1.6**	LU	83
CAN-91	N8758253	E335159	El 546				
Dip -53º/az=270º	32.40	52.84	**1.48**	20.44	**19.8**	MU	57
incl.	28.90	36.90	**3.16**	8.00	**7.8**	MU	50
incl.	32.40	36.90	**5.23**	4.50	**4.4**	MU	52

TABLE 10 SIGNIFICANT DRILLING RESULTS, CANAVIEIRAS

Hole No.*	From (m)	To (m)	Gold (g/t)	Interval (m)	True Width (m)	Reef	Depth Below 570 Adit Level*** (m)
CAN-92	N8758124	E335202	El 548				
Dip -30º/az=265º	3.50	7.66	**2.77**	4.16	**2.7**	Piritoso	20
Incl.	6.42	7.66	**4.56**	1.24	**0.8**	Piritoso	22
	48.77	52.02	**2.41**	3.25	**2.1**	MU	45
	79.37	96.47	**3.93**	17.10	**11.1**	MU	60
	50.30	96.47	**1.75**	46.17	**30.0**	MU Total	56
	132.57	138.25	**2.54**	5.68	**3.7**	LU	90
	79.37	138.25	**1.44**	58.88	**38.3**	LU+MU	73
CAN-93	N8758179	E335193	El 550				
Dip -45º/az=268º	48.20	67.56	**1.86**	19.36	**17.6**	MU	76
incl.	61.20	67.56	**4.26**	6.36	**5.8**	MU	70
	90.75	94.20	**4.95**	3.45	**3.1**	LU	90
CAN-94	N8758138	E335199	El 548				
Dip -16º/az=270º	5.60	7.99	**17.57**	2.39	**1.4**	Piritoso	25
	highs cut to 30g/t		**11.77**				
	63.67	117.10	**2.28**	53.43	**31.5**	MU	45
	highs cut to 30g/t		**1.96**				
incl.	91.06	117.10	**3.97**	26.04	**15.4**	MU	50
	highs cut to 30g/t		**3.31**				
CAN-95	N8758007	E335217	El 578				
Dip -63º/az=236º	30.99	51.00	**4.67**	20.01	**17.8**	Lib + Pir	30
incl.	30.99	35.85	**4.62**	4.86	**4.3**	Liberino	22
incl.	46.55	51.00	**15.28**	4.45	**4.0**	Piritoso	40
	MU/LU cut off by faults						
CAN-96	N8758197	E335191	El 547				
Dip -72º/az=264º	10.50	11.70	**0.11**	1.20	**0.9**	Piritoso	35
	61.38	66.45	**0.15**	5.07	**3.8**	MU	80
CAN-97	N8758009	E335220	El 578				
Dip -80º/az=72º	67.87	69.33	**4.25**	1.46	**0.7**	Liberino	60
	156.32	168.50	**1.43**	12.18	**6.1**	MU	160
	disrupted by faults and dykes						
CAN-98	N8758227	E335179	El 547				
Dip -71º/Az=267º	60.7	62.73	**0.60**	2.03	**1.6**	MU	80

TABLE 10   SIGNIFICANT DRILLING RESULTS, CANAVIEIRAS

Hole No.*	From (m)	To (m)	Gold (g/t)	Interval (m)	True Width (m)	Reef	Depth Below 570 Adit Level*** (m)
CAN-99	N8758147	E335198	El 547				
Dip -71º/Az=265º	5.67	6.44	**21.45**	0.77	**0.4**	Piritoso	28
	52.51	69.42	**3.14**	16.91	**9.5**	MU	80
Incl.	58.39	69.42	**4.44**	11.03	**6.2**	MU	82
	93.35	96.87	**0.60**	3.52	**2.0**	LU	110
CAN-100	N8758021	E335179	El 548				
Dip -54º/Az=268º	0.00	1.40	**1.49**	1.40	**1.1**	Piritoso	20
	46.00	50.91	**11.72**	4.91	**3.9**	MU	60
	highs cut to 30 g/t		**9.68**				
Incl.	48.55	50.91	**22.56**	2.36	**1.9**	MU	63
	highs cut to 30 g/t		**18.32**				
CAN-101	N8758010	E335218	El 578				
Dip -68/Az=330	7.91	8.9	**1.21**	0.99	**0.4**	Holandêz	5
	40.72	50.93	**1.89**	10.21	**4.5**	Liber+Piritoso	37
Incl.	40.72	41.62	**10.29**	0.90	**0.4**	Liberino	35
Incl.	49.16	50.93	**3.76**	1.77	**0.8**	Piritoso	43
	105.36	109.89	**0.15**	4.53	**2.0**	MU	95
	146.40	146.91	**0.01**	0.51	**0.2**	LU	135
CAN-102	N8758240	E335187	El 547				
Dip --65º/Az=10º		no significant values					
CAN-103	N8758245	E335177	El 247				
Dip -64º/Az=86º	17.57	19.69	**4.78**	2.12	**0.9**	Piritoso	38
Incl.	19.10	19.69	**17.05**	0.59	**0.2**	Piritoso	40
	96.30	101.00	**2.32**	4.70	**1.9**	MU	108
Incl.	96.30	99.04	**3.53**	2.74	**1.1**	MU	110
	128.42	129.50	**2.65**	1.08	**0.4**	MU	140
CAN-104	N8757996	E335251	El 578				
Dip -80º/Az=74º	167.82	168.34	**1.45**	0.52	**0.4**	MU	159
	236.50	237.02	**2.32**	0.52	**0.4**	MU	222

TABLE 10   SIGNIFICANT DRILLING RESULTS, CANAVIEIRAS

Hole No.*		From (m)	To (m)	Gold (g/t)	Interval (m)	True Width (m)	Reef	Depth Below 570 Adit Level*** (m)
CAN-105		N8757800	E335163	El 641				
Dip -82/az=91		182.50	204.03	**2.01**	21.53	**14.4**	Holandez	120
	incl.	182.50	195.10	**2.53**	12.60	**8.4**	Holandez	116
	incl.	193.10	195.10	**6.93**	2.00	**1.3**	Holandez	122
		229.57	237.04	**2.46**	7.47	**5.0**	Lib + Pir	160
	incl.	229.57	230.90	**10.72**	1.33	**0.9**	Liberino	157
		253.06	261.00	**11.71**	7.94	**5.3**	MU top	185
		highs cut to 30 g/t		**10.09**				
		334.30	336.50	**1.42**	2.20	**1.5**	MU	260
		381.46	386.50	**6.15**	5.04	**3.4**	LU	310
CAN-106		N8757730	E335172	El 645				
Dip -79/az=89		82.90	91.30	**2.60**	8.40	**5.3**	Holandez	9
		132.26	132.70	**37.45**	0.44	**0.3**	Holandez	55
		285.13	306.57	**1.86**	21.44	**13.5**	Lib+Pir	215
	incl.	285.13	294.47	**3.20**	9.34	**5.9**	Liberino	210
	incl.	304.50	306.57	**2.52**	2.07	**1.3**	Piritoso	225
		350.50	400.35	**2.36**	49.85	**31.4**	MU total	320
	incl.	350.50	368.50	**2.92**	18.00	**11.3**	MU top	280
	incl.	350.50	358.90	**5.00**	8.40	**5.3**	MU top	278
	incl.	385.10	400.35	**3.94**	15.25	**9.6**	MU base	311
	incl.	395.50	400.35	**7.02**	4.85	**3.1**	MU base	317
CAN-107		N8758309	E335119	El 548				
Dip -00º/Az=92º		No significant values						
CAN-108		N8757998	E335248	El 578				
Dip -66º/Az=326º		72.25	75.28	**3.82**	3.03	**1.7**	Liberino	60
		80.50	83.24	**1.72**	2.74	**1.5**	Piritoso	67
		72.25	83.24	**1.61**	10.99	**6.2**	Liber+Piritoso	65
		169.16	171.68	**1.05**	2.52	**1.4**	MU	152
		193.00	194.50	**0.85**	1.50	**0.8**	LU	172
CAN-109		N8758350	E335113	El 547				
Dip -70º/Az=92º		89.91	91.51	**1.77**	1.60	**1.2**	MU	92

CAN-110   Aborted Drill Hole – Stopped at 9.0 meters
* all holes are NQ diamond drill core size
** holes are LTK48 diamond drill core size
*** depth calculated based on midpoint of intersection

Target Reefs below Old Workings (MU and LU Reefs)

The MU (Middle Unit) and LU (Lower Unit) reefs are about 50 to 100 metres below the old workings. Hole CAN-13, drilled in 1997, intersected 7.0 g Au/t over 24.0m true width in these reefs. Initial surface drilling 40m south of this hole by Desert Sun in 2002-03 (CAN-14 and CAN-15) was not successful in confirming this intersection because of structural complications. However, once the mine was dewatered in late 2003 and underground drilling could be carried out, the results from MU and LU have been very positive in both the 2004 and especially, 2005, drill programs.

The strike length of the MU and LU reefs is now at least 600 m with the zones open along strike to the south. Thickness of the MU reef ranges from 8.8m to 27.5m with an average of 21.9m and that of the LU reef, from 0.9m to 22.3m with an average of 5.2m. Stratigraphically the two reefs are very close in the southern holes but become progressively more separated to the north by an interbedded quartzite unit. In the northernmost hole to intersect MU/LU, the quartzite unit separating these reefs is about 12m thick.

Drilling in 2005 intersected a number of very high grade intervals within the target reefs Highlights include:

- **8.40 g Au/t (7.84 g Au/t with highs cut to 30 g Au/t) over 15.2 metres in the MU reef and the LU (Lower Unit) zone grading 9.29 g Au/t (7.75 g Au/t with highs cut to 30 g Au/t) over 6.4 metres in CAN-79.**
- **23.88 g Au/t (14.66 g Au/t cut) over 12.9m in the top of the MU reef and 11.02g Au/t (7.93 g Au/t cut) over 13.6 in the base of the MU reef and the LU reef**
- **4.47g Au/t over a true width of 10.1m within a 32.9m (true width) section grading 2.05g Au/t in CAN-80**
- **4.83g Au/t over 6.1m true width in CAN-81**
- **3.52g Au/t over a true width of 7.4m in CAN-74**
- **3.97 g Au/t (3.31 cut) over 15.4m true width in 31.5m grading 2.28 g Au/t (1.96 cut) in CAN-94**
- **2.49 g Au/t over a true width of 20.9m in CAN-84**
- **4.26 g Au/t over a true width of 5.8m in CAN-93**
- **5.23 g Au/t over a true width of 4.4m in CAN-91**
- **3.28 g Au/t over a true width of 6.4m in CAN-85**

There is a very clear southwesterly plunge to the mineralized trend with areas of very grade gold values such as in holes 79 and 87 within this zone. The high grade areas have significant visible gold and there is in general a strong association with hydrothermal hematite alteration.

Target Reefs extending zones previously mined (Piritoso and Liberino Reefs)

The Piritoso and Liberino reefs were previously mined at Canavieiras over a strike length of about 600m and these were the richest reefs in the camp. Piritoso is a very pyritic medium sized quartz pebble conglomerate reef that is from 0.1m to 5.6m thick averaging about 2.6m thick. Average grade in the reef mined was 9.5 g Au/t. The Liberino reef is about 10m stratigraphically above the Piritoso reef with a thickness ranging from 0.1m to 3.2m with an average thickness of 1.2. Pebble size in Liberino ranges from medium to large with less packing as compared to Piritoso. Average grade in the reef mined was 6.1 g Au/t.

Highlights of drilling in 2005 in this target zone include:

- **16.52g Au/t over 3.2m true width within 10.3m true width grading 3.90g Au/t in CAN-73**
- **11.94g Au/t over 2.4m true width within 9.9m true width grading 4.07g Au/t in CAN-77**
- **4.82g Au/t over a true width of 4.0m in CAN-80**
- **6.61g Au/t over a true width of 2.2m in CAN-81**
- **21.62g Au/t (19.49 highs cut to 30g/t) over 2.6m true width with in 9.9m (true width section) grading 7.04g Au/t (6.49 g Au/t with highs cut to 30 g/t) in CAN-84**
- **15.28g Au/t over 4.0m true width in 17.8m true width grading 4.67g Au/t in CAN-95**
- **18.12g Au/t over a true width of 2.3m in CAN-89**
- **17.57g Au/t (11.77 cut) over a true width of 1.4m in CAN-94**
- **4.06g Au/t over a true width of 8.4m in CAN-88**

Results of the 2005 drilling are incorporated in the updated mineral resource estimate for these target reefs as outlined below.

Hollandez-Maneira Reefs

The **Hollandez Reef** is typically 15 to 20m thick, although in places is up to 40m thick, with significant gold mineralization occurring in the lower part of the reef. The reef extends along a north-south strike for at least 1km of which 500m of this strike length would be readily accessible from existing mine workings in the Canavieiras Mine. The most significant intersection in this reef in the old mine area was in Hole CAN-21, drilled in 2004, that intersected 8.47 g Au/t over a core length of 13.02m (8.07g Au/t with highs cut to 30 g/t; true width 5m – 10m) in a strongly silicified zone near the base of the Hollandez reef adjacent a steeply dipping fault zone filled with a mafic dyke. Mineralization occurs as disseminated pyrite and very fine native gold in a "silica gel" that is most likely the product of hydrothermal alteration. Hole CAN-88, drilled in 2005, that intersected 4.06g Au/t over 8.4 metres in the Piritoso and Liberino reefs is about 8 metres north of CAN-21. The mineralization in this hole also displays a classic hydrothermal silica texture with disseminated pyrite and very fine native gold.

These results combined with high grade holes (CAN-79 and CAN-87) strongly suggest that there is a hydrothermal feeder system responsible for the high grade gold mineralization. This structure is likely steeply dipping with a southeasterly strike. Wherever this structure cuts the conglomerate stratigraphy, high grade gold mineralization is very likely to occur.

The **Maneira Reef**, which is 30m stratigraphically above the Hollandez reef, comprises the upper sequence of conglomerates in the Serra do Córrego Formation. It is typically 70 metres thick dipping 55 degrees to the east, and comprises a very large quartz pebble conglomerate at the base which grades to a medium-sized quartz pebble conglomerate at the top. The conglomerates typically have a fuchsite-rich matrix, sometimes oxidized. Gold mineralization is presented at both the base and top.

This reef was only tested in a few holes in the 2005 program because it is the highest reef in the stratigraphy and is usually exposed above most surface drill sites and well above underground drill sites.

Step Out Holes south of old Mine area (Hollandez, Piritoso, Liberino, MU and LU reefs)

Historical diamond drilling, as summarized in Table 11 indicated that gold mineralized conglomerates were present on strike to the south of the old mine area however these holes did not test the full stratigraphic package and were drilled at less than favourable azimuths based on the new geological data generated by the drill program in the old mine   area.

TABLE 11 SIGNIFICANT HISTORICAL DRILLING RESULTS, SOUTH EXTENSION AREA, CANAVIEIRAS

Hole No.*	From (m)	To (m)	Gold (g/t)	Interval (m)	True Width (m)	Depth Below 640 Adit Level** (m)
CAN-5	N8757853	E335263	El 641m			
Dip=-90º/Az=0º	111.83	114.10	**3.65**	2.4	**1.4**	111
	128.74	131.56	**3.17**	2.8	**1.7**	131
	309.57	324.79	**1.91**	15.2	**7.6**	315
CAN-5D(wedge)	N8757853	E335263	El 641m			
Dip=-90º/Az=0º	296.78	308.38	**2.13**	11.6	**5.8**	300
	115.54					
		117.22	**3.48**	1.7	**0.8**	108
	307.56	308.91	**5.89**	1.4	**1.2**	297
	377.08	383.68	**3.14**	6.6	**3.3**	377
CAN-7	N335159	E8757918	El 640m			
Dip=-85º/Az=10º	185.61	191.09	**1.96**	5.5	**3.7**	187
	206.74	213.97	**10.42**	7.2	**4.8**	209
	Highs cut to 30 g/t		**7.57**			
CAN-8	N335165	E8757787	El 640m			
Dip=-60º/Az=168º	70.78	77.21	**2.12**	6.4	**3.2**	63
	283.72	289.87	**2.33**	6.2	**3.1**	247
	325.97	333.78	**2.83**	7.8	**3.4**	284
Incl.	325.97	327.89	**4.74**	1.9	**1.0**	281

* All drill holes BQ core size
* * depth calculated based on midpoint of intersection

Resampling of available core from the old drill holes as outlined in Table 12 below suggests that previous sampling may be underestimating grade.

TABLE 12   RESULTS FOR RE-SAMPLING OF CORE FROM OLD DRILL HOLES AT CANAVIEIRAS

Hole No.*	From (m)	To (m)	Gold (g/t) New	Gold (g/t) Old	Interval (m)	True Width (m)	Reef	Depth below 570 Adit Level (m)**
CAN-5	N8757853	E335262	El 640					
Dip -90/							Maneira	
az=0	0.19	4.31	**1.68**	**1.31**	4.12	**2.8**		70 above
	110.52	131.90	**1.24**	**0.89**	21.38	**14.8**	Holandêz	50
incl.	110.52	114.10	**4.49**	**2.38**	3.58	**2.5**	Holandêz	40
incl.	128.94	131.90	**2.75**	**2.83**	2.96	**2.0**	Holandêz	60
	279.34	285.18	**1.29**	**2.50**	5.84	**4.0**	Holandêz	213
							Liberino	
	309.57	324.47	**3.44**	**1.91**	14.90	**10.3**	+Piritoso	245
incl.	309.57	314.41	**5.46**	**4.37**	4.84	**3.3**	Liberino	236
incl.	320.65	324.47	**5.65**	**2.69**	3.82	**2.6**	Piritoso	255
CAN-8	N8757787	E335165	El 640					
Dip -60/							Holandêz	
az=0	285.46	290.81	**3.09**	**2.25**	5.35	**2.7**		180
	310.44	311.27	**4.12**	**0.99**	0.83	**0.4**	Holandêz	200
	325.55	327.89	**2.97**	**4.02**	2.34	**1.2**	Liberino	215

Note only partial core available from this hole

　　　* all holes are AQ diamond drill core size

　　　** depth calculated based on midpoint of intersection

Two step holes were completed in 2005 and both of these holes intersected high grade gold mineralization in the major reef targets (Hollandez, Piritoso-Liberino and MU and LU). The Maneira reef was not tested because it is exposed above where the holes were collared.

Highlights from the two step-out holes are as follows.

Hole CAN-105
- **11.71g Au/t (10.09 g Au/t with highs cut to 30g Au/t) over a true width of 5.3m (MU reef);**
- **6.15g Au/t over 3.4m true width Lower Unit (LU) reef**
- **2.53g Au/t over a true width of 8.4m in a wider zone grading 2.01 g Au/t over a 14.4m true width (Hollandez reef);**

Hole CAN-106
- **3.94 g Au/t over a true width of 9.6m in a wider section grading 2.36 g Au/t over a true width of 31.4m (MU reef) in CAN-106**
- **3.20 g Au/t over a true width of 5.9m (Liberino reef); 2.60 g Au/t over 5.3m and 37.45 over 0.3m true width (both Hollandez reef) in CAN-106**

In preparation for the 2006 drill program at Canavieiras, the old No. 6 adit located about 230m south of the south limit of the stoped area of the old mine was rehabilitated and services for drilling installed. Drilling from underground in the No. 6 adit will commence in January 2006.

MORRO DO VENTO EXTENSION

The Morro do Vento Extension target is located immediately north of the processing plant in the Jacobina Mine area. The former Itapicurú mine had workings in both the Morro do Vento and Morro do Vento Extension (Cuscuz) areas although most of the previous production came from the Basal and Main Reefs. These reefs are stratigraphically 350 m and 300 m, respectively, the Intermediate Reefs. Previous mining and exploration focused on the high-grade zones in these reefs which were mined in stopes that were typically 2 to 2.5 m wide although the full width of the mineralized conglomerates is typically 10 to 15m wide.

Past production from the Basal and Main Reefs in both the Morro do Vento and Morro do Vento Extension areas as reported by Anglo American data totalled 2,036,634 tonnes at a recovered grade of 4.14 g Au/tonne producing 271,046 ounces of gold. Of the total past production, about 72% came from the Main Reef zone, however no previous production is recorded from this reef in the Morro do Vento Extension area. Historic underground and surface diamond drill holes that tested the Basal Reef also intersected the Main Reef target zone area however most drill core in this zone was not previously assayed because of the predominantly structural style of the mineralization. This core was sampled as part of the current program.

At the Morro do Vento Extension area located immediately north of the processing plant, 24 drill holes totaling 8,511 metres were completed in 2005. This drilling focused on testing the downdip continuation of the Basal and Main reefs in the Morro do Vento Extension area as well as the exploring the southern continuation of the Basal and Main reefs into the Morro do Vento area which has a potential strike length of at least 600m. The Main Reef, which is stratigraphically about 50 metres above the Basal Reef, is a major target that was intersected in the new drill holes and is the northern extension of the same reef in the Morro do Vento area that was previously mined.

A limited underground drilling program was also carried out in the Morro do Vento Extension area from the 630-metre level to test the potential for the Main Reef at shallower levels. Surface drilling is continuing to complete drilling needed to outline additional indicated mineral resources and to continue to test the 600 metre long target area between the Morro do Vento Extension and the north end of Morro do Vento.

Highlights of drilling results are as follows:
- **Holes MCZ-88 and MCZ-85 returned significant intersections in the Main Reef of 3.25 g Au/t over a true width of 17.8m and 3.71 g Au/t over 5.3m true width, respectively.**
- **3.25g Au/t over 17.8m true width in Main Reef in MCZ-88**
- **3.71g Au/t over 5.3m true width in Main Reef in MCZ-85**
- **3.25 g Au/t over a true width of 17.8m in the Basal Reef in MCZ-88**
- **3.21g Au/t over 7.4m true width in Main Reef and 2.88g Au/t over 8.8m true width in Basal Reef in MCZ-89**
- **3.84g Au/t over a true width of 7.1m in 14.4m (true width) grading 2.54g Au/t in Basal Reef in MCZ-92**
- **5.94g Au/t over 3.8m true width in Main Reef in MCZ-91**
- **3.51g Au/t over 4.9m true width in Main Reef in MCZ-93**
- **3.66g Au/t over a true width of 4.8m in 14.5m true width grading 1.99g Au/t in Basal Reef in MCZ-95 (underground hole)**

- **2.26 g Au/t over 7.6m true width in Basal Reef in MCZ-96**
- **5.81g Au/t over 2.3 metres true width in the Main Reef and 4.47g Au/t over 1.8 metres true width in the Basal Reef in MVT-371.**
- **3.23 g Au/t over 3.5m true width in Basal Reef in MVT-373**

Significant drilling results from the 2005 program are listed in Table 13. These drill results have been incorporated in the updated resource estimate below.

TABLE 13   SIGNIFICANT DRILLING RESULTS, MORRO DO VENTO EXTENSION (MAIN/BASAL REEF)

Hole No.*	From (m)	To (m)	Gold (g/t)	Interval (m)	True Width (m)	Reef	Depth 630 Adit Level** (m)
MCZ-84	N 8755440	E334866	El 696				
Dip -60º/Az=270º	368.13	369.45	**2.34**	1.32	**1.2**	Main Reef	240
	398.50	409.02	**1.40**	10.52	**9.6**	Main Reef-FW	270
Incl.	398.50	402.10	**2.26**	3.60	**3.3**	Main Reef-FW	270
		Basal Reef not intersected due to faulting					
MCZ-85	N 8755380	E334870	El 687				
Dip -61º/Az=271º	414.85	420.98	**3.71**	6.13	**5.3**	Main Reef-FW	270
	439.37	449.20	**1.61**	9.83	**8.6**	Basal Reef	300
Incl.	439.37	442.22	**3.18**	2.85	**2.5**	Basal Reef	300
MCZ-86	N 8755305	E334879	El 669				
Dip -56º/Az=271º	426.04	428.80	**1.25**	2.76	**2.6**	Main Reef-FW	315
	454.10	456.37	**3.04**	2.27	**2.1**	Basal Reef	335
MCZ-87	N 8755305	E334879	El 669				
Dip -67º/Az=265º	Main Reef – no significant values						
	Basal Reef – not intersected due to faulting						
MCZ-88	N8755260	E334873	El 661				
Dip -53º/Az=269º	427.61	446.95	**3.25**	19.34	**17.8**	Main Reef-FW	455
	Basal Reef – not intersected due to faulting						
MCZ-89	N8755333	E334890	El 673				
Dip -51º/Az=269º	398.50	406.50	**3.21**	8.00	**7.4**	Main Reef-FW	270
	442.15	451.65	**2.88**	9.50	**8.8**	Basal Reef	305
MCZ-90	N8755261	E334873	El 661				
Dip -62º/az=270º	No significant values – Main Reef						
	Basal Reef - not intersected due to faulting						
MCZ-91	N8755110	E334850	El 639				
Dip -55º/az=268º	426.27	430.45	**5.94**	4.18	**3.8**	Main	330
MCZ-92	N8755412	E334879	El 690				
Dip -56º/az=265º	397.45	403.55	**1.00**	6.10	**5.5**	FW	259
	418.25	434.25	**2.54**	16.00	**14.4**	Basal	285
	Highs cut to 30 g/t		**2.50**				
incl.	426.35	434.25	**3.84**	7.90	**7.1**	Basal	280
	Highs cut to 30 g/t		**3.75**				

Hole No.*	From (m)	To (m)	Gold (g/t)	Interval (m)	True Width (m)	Reef	Depth 630 Adit Level** (m)
MCZ-93	N8755057	E334789	El 636				
Dip -50º/az=269º	299.96	316.74	**1.55**	16.78	**15.8**	Main+FW	120
incl.	299.96	305.15	**3.51**	5.19	**4.9**	Main	115
incl.	303.03	305.15	**5.21**	2.12	**2.0**	Main	115
	365.20	372.60	**2.19**	7.40	**7.0**	Basal	154
incl.	369.34	372.60	**4.56**	3.26	**3.1**	Basal	155
MCZ-94	Main Reef – no significant values						
	Basal Reef – no significant values						
MCZ-95	N8755343	E334508	El 630				
Dip -59º/az=271º	68.52	85.15	**2.00**	16.63	**14.5**	Basal	68
incl.	79.60	85.15	**3.66**	5.55	**4.8**	Basal	70
MCZ-96	N8755261	E334874	El 661				
Dip -52º/az=262º	433.02	444.75	**1.76**	11.73	**10.9**	Basal	295
incl.	436.62	444.75	**2.26**	8.13	**7.6**	Basal	297
MCZ-97	N8755343	E334508	El 662				
Dip -76º/az=273º	48.83	49.90	**1.09**	1.07	**0.7**	Main Reef	50
	139.40	141.00	**1.65**	1.60	**1.1**	Basal	134
MCZ-98	N8755341	E334498	El 663				
Dip -18º/az=268º	58.23	60.78	**1.90**	2.55	**2.5**	FW/Main Reef	20
	79.75	85.25	**3.51**	5.50	**5.3**	Basal	25
MCZ-99	N8755341	E334513	El 630				
Dip -51º/az=202º	93.85	95.05	**1.32**	1.20	**1.1**	Basal	75
	111.50	115.12	**1.17**	3.62	**3.4**	Basal	85
MCZ-100	N8755405	E334490	El 631				
Dip -16º/az=273º	Basal Reef – no significant values						
MCZ-101	N8755226	E334491	El 630				
Dip -21º/az=271º	0.00	6.72	**1.12**	6.72	**6.5**	FW/Main Reef	4
Incl.	0.00	1.60	**1.84**	1.60	**1.6**	FW/Main Reef	3
Incl.	5.21	6.72	**2.14**	1.51	**1.5**	FW/Main Reef	6
	54.24	56.92	**2.84**	2.68	**2.6**	Basal	32
MCZ-102	N8755650	E334432	El 678				
Dip -1º/az=88º	Basal Reef – no significant values						
	43.35	46.81	**1.99**	3.46	**3.0**	FW/Main Reef	48 above

Hole No.*		From (m)	To (m)	Gold (g/t)	Interval (m)	True Width (m)	Reef	Depth 630 Adit Level** (m)
MCZ-103								
Dip 0º/az=88º		N8755600	E334417	El 677				
		0.00	16.50	1.65	16.50	**14.4**	Basal	47 above
	Incl.	11.03	16.50	**3.26**	5.47	**4.8**	Basal	47 above
	Incl.	7.80	16.50	**2.50**	8.70	**7.6**	Basal	47 above
		70.75	74.15	**3.05**	3.40	**3.0**	FW/Main Reef	47 above
		98.05	100.15	**2.91**	2.10	**1.8**	HW/Main Reef	47 above
MVT-371		N8755000	E334860	el 642				
Dip -46º/az=270º		360.87	363.27	**5.81**	2.40	**2.3**	Main Reef	250
		424.35	432.40	**1.84**	8.05	**7.7**	Basal Reef	295
	Incl	424.35	425.90	**3.35**	1.55	**1.5**	Basal Reef	294
	Incl	430.55	432.40	**4.47**	1.85	**1.8**	Basal Reef	296
MVT-372		N8754884	E334897	El 653				
Dip -52º/az=254º		417.30	430.77	**1.19**	13.47	**12.7**	Main+FW	298
	incl.	417.30	418.50	**2.84**	1.2	**1.1**	Main	298
	incl.	426.70	430.77	**2.37**	4.07	**3.8**	FW	306
		497.05	501.80	**1.69**	4.75	**4.5**	Basal	360
	incl.	499.70	501.80	**2.96**	2.1	**2.0**	Basal	360
MVT-373		N8754938	E334897	El 649				
Dip -62º/az=267º		499.76	506.35	**1.35**	6.59	**5.7**	FW/Main Reef	415
		504.44	506.35	**2.13**	1.91	**1.6**	FW/Main Reef	420
		519.90	524.00	**3.23**	4.10	**3.5**	Basal	435
MVT374		N8754710	E334898	El 670				
Dip -57º/az=268º		429.90	439.83	**2.18**	9.93	9.2	FW+Main Reef	335
	Incl.	429.90	431.40	**7.26**	1.50	1.4	Main Reef	330
		Basal Reef – no significant values						

* all holes are NQ diamond drill core size
** depth calculated based on midpoint of intersection

JOAO BELO ZONE

Deep Drilling Program

A deep surface drilling program was initiated at the Jacobina Mine (João Belo Zone) to test the potential down dip extension of the ore zone to a depth of 600 metres the main haulage level and along strike to the south. A total of eight holes are planned totalling 6,700 metres of which two holes totalling 1,613 m were completed in 2005. The objective of this program is to significantly expand the inferred mineral resources. Historical and recent experience at the mine indicates that the conversion rate of inferred resources to indicated is generally very good. Knowledge the location and extent of the inferred resources will enable more effective mine exploration and development planning.

Significant results from the two holes completed to date are summarized in Table 14. The results from these holes have been incorporated in the updated resource estimated as discussed.

TABLE 14   SIGNIFICANT RESULTS OF DEEP DRILLING AT THE JACOBINA MINE (JOÃO BELO ZONE)

Hole No.[*]	From (m)	To (m)	Gold (g/t)	Interval (m)	True Width (m)	Reef	Depth 670 Adit Level (m)[*]
JBA-370	N 8750772	E 334418	El 834.3				
Dip -82/az=267	583.83	598.78	**2.77**	14.95	**9.4**	LMPC	412
	605.02	608.68	**2.82**	3.66	**2.3**	MPC	432
	628.49	635.25	**2.64**	6.76	**4.3**	FW	455
JBA-418	N 8750482	E 334450	El 834.6				
Dip -80/az=281	663.30	674.50	**4.24**	11.20	**7.3**	LMPC	484

MPC reef appears to have merged with LMPC reef

FW Reef was not intersected due to faulting

* all holes are NQ core size

** depth calculated based on midpoint of intersection

FW Reef

In November 2005, Desert Sun announced the discovery of a new conglomerate reef the Foot Wall Reef (FW reef), located approximately 40 meters in the footwall of the ore zone that is currently being mined. The new reef was encountered during main access ramp development at the 555 meter level and the 530 meter level. Work has included development of two cross-cuts to fully expose the reef on the 530 and 555meter levels, channel sampling and diamond drilling.

The ongoing development program has exposed the FW reef to date over a continuous strike length of 180 meters and a step-out drilling program is underway. Significant channel sampling results of 4.25g Au/t over a true width of 9.05m and 3.38g Au/t over a true width of 8.40m were returned in the 530 and 555 level cross cuts, respectively. Underground drill hole JBA-390 intersected 5.2g Au/t over 0.6m true width within a broader zone of low grade mineralization (0.58g Au/t over an 8.3m true width) in the FW reef 200 metres north of the 530 level cross cut, suggesting a potential strike length of over 300 metres.

The deep surface drill holes also tested the potential downdip and along strike extension of the new conglomerate reef. Hole JBA-370 (see Table 14 above) intersected 2.64 g Au/t over a 4.3m true width. In Hole JBA-418, collared 300m south of JBA-370, it appears that the FW reef may have merged with the main LMPC reef as the FW Reef was not present as a distinct unit in this hole.

Geological work by Desert Sun mine staff and a recent review of the new zone by Dr. Paul Karpeta, a well known expert on Precambrian conglomerate-hosted gold deposits, indicates that the FW Reef is probably a north-south oriented gravel channel fill which likely lenses out laterally before it reaches the surface. The reef is typically a very coarse conglomerate with fracturing and widespread hematite alteration. There appears to be two stages of gold mineralization – an earlier pyrite-gold stage which has been overprinted by a later hydrothermal hematite-gold stage related to cross-cutting fractures; the latter appears to be responsible for the elevated grades seen in several areas.

Dr. Karpeta commented "This is one of the conglomerate channels that trend along strike and hence do not necessarily crop out on surface. Where they are intersected by cross-cutting mineralizing fracture systems, they can be significantly upgraded. Other such "blind" conglomerate channels can be expected."

MORRO DO VENTO

The Morro do Vento target area is located about 1.5 km from the processing plant and approximately 9 km from the town of Jacobina. The Intermediate reef package here is consistently about 60-70m wide and extends along the full 2km strike length with extensive garimpos (free miners workings). This target was identified as a result of drilling in the adjacent Morro do Vento Extension (Cuscuz) area in 2002 and compilation of historical drilling data. The results of an induced polarization survey completed in 2003 at Morro do Vento indicated that the mineralized horizon likely extended over 400 metres down dip into the valley.

The former Itapicurú mine had workings in the Morro do Vento and Morro do Vento Extension (Cuscuz) areas although most of the previous production came from the Basal and Main Reefs. Past production from the Intermediate Reefs at Morro do Vento was 413,974 tonnes grading 3.87 g Au/t from one conglomerate layer 1.9 m thick at the north end of the area.

The Intermediate Reefs are stratigraphically 350 m and 300 m, respectively, above the Basal and Main Reefs. The package is exposed on the east flank of the Morro do Vento hill. The slope of the hill is a dip slope averaging about 55º E dip. The reefs extend from the top of the hill, at elevation 1,000 m, to the valley, at elevation 630 m, where they are truncated by a steeply dipping mafic intrusive. There are numerous garimpos along the entire strike. The largest garimpo on the north end extends for 230 m along strike and is 10 to 20 m wide.

At Morro do Vento, the Intermediate Reef package consists of quartz pebble conglomerate layers interbedded with quartzite that averages about 40 to 70 metres in width and extends along strike for 2 km. Conglomerates comprise approximately 25% to 40% of the package and have a distribution typical of a braided stream environment in contrast to the likely alluvial fan environment that the conglomerates in the main ore zone at the Jacobina mine were deposited in.

In 2003-2004, Desert Sun drilled a total of 14,000m in 80 drill holes which outlined a new indicated resource of 5,016,000 tonnes grading 2.08 g Au/t containing 335,000 ounces of gold above the 800 level as outlined in Adams et al. (2005). The majority of mineral resources are hosted within the LU and MU reefs. Details of drilling results at Morro do Vento are outlined in detail in Pearson and Tagliamonte (2005).

An internal mining study by Desert Sun in the first half of 2005 identified Morro do Vento as the next likely mine in the Jacobina mine area and concluded that development was best done from underground. A positive pre-feasibility study was subsequently completed on Morro do Vento in August 2005 by Devpro Mining (Adams et al., 2005) and slashing/development of the 720 level adit access had began in late 2005 with the LU and MU conglomerates expected to be intersected by the end of the year or in early January 2006.

SERRA DO CÓRREGO

The Serra do Córrego target area, located 2 kilometres north of the processing plant, is a 900 metre long target zone. Two reefs known as MU and LU which are equivalent to reefs of the same name in Morro do Vento to the south and Canavieiras to the north, are the principal targets. Extensive garimpos are found across the hillside following these conglomerates. The MU reef is best developed in the southern part of the target area and thins northward. In contrast, the LU reef continues across the majority of the hillside with characteristically deeply incised garimpos. Desert Sun has carried out resampling of available old core in the vicinity of the MU and LU Reefs which suggests that there may, in places, be underestimation of grade in lower grade areas such as the quartzites between reefs.

The drilling results have been incorporated into the mineral resource estimate completed in August 2003 reviewed by Hennessey (2003b).

OTHER TARGETS

Serra do Córrego – Maneira Reef

The Maneira reef is exposed at surface on the east side of the Serra do Córrego hillside for a strike length of about 700m. Inferred mineral resources in two blocks total 1,252,000 tonnes grading 3.53 g Au/t. Hole SCO-84 drilled in 2003 to followup a high grade intersection of 100 g Au/t over 2.0m in an old Anglo hole returned an excellent result of 4 g Au/t over 10.0m true width. Highlights from earlier Anglo holes also include 6.80 g Au/t over 5.70m true width in Hole SCO-55, 4.48 g Au/t over 5.81m true width in Hole SCO-57A and 3.36 g Au/t over a true width of 7.36 g Au/t in Hole SCO-54. This target is planned to be drilled in the 2006 program.

Serra do Córrego – Lagartixa/Viuva

This area is located on the west side of the Serra do Córrego hillside about 3 km (Lagartixa) to 4.5 km (Viuva) north of the processing plant. Geologically this is a complicated area with thrusting and repetition of stratigraphy. Lagartixa/Viuva appears to be potential extensions of the upper stratigraphy that hosts the gold-bearing conglomerates at Canavieiras. There is a 170m long garimpo in the Lagartixa portion of the target area. Limited drilling by Anglo at Viuva returned several significant intersections: Hole MVA intersected 12.00 g Au/t (10.38 g/t highs cut to 30 g/t) over a true width of 2.2m and Hole MVA-3A returned 12.25 g Au/t (7.49 g/t cut) over a true width of 1.8m. These two holes are about 50m apart along strike. Several other Anglo holes elsewhere in Viuva did not intersect significant values but this appears to reflect disruption of the mineralization by faulting. There is no previous drilling at Lagartixa. This target is planned to be drilled in the 2006 program.

Serra do Córrego – Maricota

At Maricota, which is located beside the main mine highway and entrance to the road to Serra do Córrego, garimpos have been mining high grade gold (5-6 g Au/t?) along fault structures cutting the Basal Reef very close to the basement contact. The target area here has at least a 100m strike length but may be more extensive. Two drill holes were completed in 2005 to test the potential of the Basal Reef here but both holes returned no significant results.

Joao Belo Sul

In 2003, two holes, totaling 266 metres, were drilled at Joao Belo Sul, located 2km south of the former Joao Belo Norte mine. Hole JBA-292 intersected 3.75 grams gold per tonne over a true width of 14.6 metres at a depth of about 69 metres surface. This intersection included a high-grade section of 10.62 grams gold per tonne over 3.6 metres true width. JBA-293 returned 1.69 grams gold per tonne over a true width of 11.4 meters at a depth of about 94 metres surface with a higher grade section of 3.68 grams gold per tonne over 2.8 metres true width.

In 2004, 10 holes totaling 4,754m were completed to followup the favourable results from 2003. These holes were successful in outlining a shallow zone of mineralization that is estimated to contain an inferred mineral resource of 3,890,000 tonnes grading 1.67g Au/t. However, this drilling did not confirm the depth extent of mineralization although the favourable stratigraphy was intersected. Faulting may be complicating the distribution of mineralization. The mineralized horizons intersected in the holes at Joao Belo Sul continue to the south for an additional 9 km of strike length to the Campo Limpo area.

Campo Limpo

This target is situated 11 km to the south of the mine plant. A total of ten wide-spaced drill holes were previously completed in the area over a strike length of 800m. Significant assay results include 3.58 g Au/t over a true width of 9.06m in Hole CLP-01; 2.16 g Au/t over 3.5m true width in CLP-03 and 1.18 g Au/t over 14.8m true width in LGP-4. There is potential for an open pittable resource as there are numerous garimpos along the entire strike length. In 1997, JMC estimated an inferred resource at Campo Limpo of 1,165,050 tonnes grading 2.10 g Au/t. The average width was reported to be 8.6m.

Serra Branca

This area is located 12km along strike to the north from the plant. The two zones are garimpos within the same stratigraphic package - the Intermediate Reefs of the Serra do Córrego Formation. As indicated in Table 15 below, there are several higher grade intersections within the target area that have the potential to be expanded upon, creating an opportunity to develop an new open pittable resource. JMC in 1997 estimated an inferred resource of 1,476,702 tonnes grading 4.10 g Au/t with an average width of 1.60m but did not consider a wider, bulk mineable, zone at the time due to lack of drill information. Garimpeiros are currently actively mining at Pingadiera and at Edvaldo, a garimpo approximately 100m north of Americano.

Rio Coxo

Rio Coxo is located 12 km north-northeast of the processing plant. Garimpeiros (free miners) are currently working at Rio Coxo in an area about 300m long using short adits and a decline. Two drill holes were completed in 2003 as well as a garimpo channel sampling program. Gold mineralization occurs in a shallowly dipping (25 to 40 degrees west dipping), north striking shear zone with highly altered ultramafics and quartz veins. Gold is hosted primarily within the quartz veins associated with pyrite.

No significant values were obtained in the drill holes although the host structure was intersected in both holes. Two garimpo workings (Galleria 1 and Galleria 2) approximately 30 metres apart were channel sampled which returned 4.23 g Au/t (4.11 g Au/t with highs cut to 60 g Au/t) over an average true thickness of 1.65 metres and a 15 metre horizontal width at Galleria 1. Galleria 2 returned 7.23 g Au/t (4.66 g Au/t with highs cut to 60 g Au/t) over an average true thickness of 1.69 metres and a 17 metre horizontal width.

DRILLING RESULTS – NORTHERN BAHIA GOLD BELT

The following sections outline drilling done in the Northern Bahia Gold Belt in 2005 and the latter part of 2004. The bulk of diamond drilling in the 2005 program was completed to test the Pindobaçu, Fumaça and Entry Point targets. A limited amount of drilling also tested other targets in the belt.

PINDOBAÇU

A total of 36 holes totaling 5,942 m were completed in 2005 to test the Pindobaçu target area located 50km north of Jacobina. These holes tested the zone over strike length of 1200m. The latter series of holes (PB 21-35) focused on testing the core area that extends at least 700m along strike at deeper level (100m to 150m) than the original series of 100m spaced holes (50-80m). In addition to geological information from detailed mapping and drilling, locations of holes were also optimized using results of the recently completed induced polarization geophysical survey that has been analyzed by John Buckle, P.Geo., consulting geophysicist. Significant results from drilling at Pindobaçu are given in Table 15.

Highlights from drilling at Pindobaçu are:

- **PB-02 which intersected 5.46 grams gold per tonne (g Au/t) over a true width of 21.9m including higher grade portions grading 12.27 g Au/t over a true width of 4.7m and 10.22 g Au/t over 5.5 m true width in PB-02;**
- **1.46 g Au/t over a true width of 24.4m in PB-03;**
- **7.20 g Au/t over a true width of 2.0m in PB-01**
- **4.40 g Au/t over a true width of 3.4m in PB-21**
- **2.61 g Au/t over a true width of 1.8m in PB-23**
- **23.63 (13.51 with highs cut to 30 g/t) over a true width of 2.5m in PB-30**
- **3.11g Au/t over a true width of 8.0m in PB-27**
- **3.02 g Au/t over a true width of 5.1m in PB-35**

In addition, assay results for chip sampling in a shaft located at N8,811,938/E348,876 in the Pindobaçu "garimpo" returned 3.27 g Au/t over 14.1m in a vertical section including 6.85 g Au/t over 5.0m.

The deeper series of holes has confirmed that the strong alteration zone extends downdip to at least 150m with significant assays in holes PB-27 and PB-35 as noted above. The most intense portion of the alteration is widening with depth from about 10m in the shallower holes to 20m in the deeper holes. Overall there is also more consistency in gold grades in the deeper holes although the centre of the hydrothermal system as yet to be intersected.

Based on drilling and detailed mapping at the Pindobaçu, Entry Point and Fumaça targets, which cover 18 km of strike length, a new model has been developed for the structural evolution and deposition of gold mineralization. Deformation is much stronger that previously recognized prior to drilling; gold mineralization occurs within fractured, faulted and brecciated quartzites in the hinge area of a major east dipping overturned anticline fold structure where the quartzites are capped by less permeable metavolcanic and metasedimentary rocks of the Archean Mundo Novo Formation. This folding occurred during a major tectonic event where rocks of the Mundo Novo Greenstone Belt were thrust westerly over quartzites and local conglomerates of the Jacobina Group which are equivalent in age to the quartzites and conglomerates of the Serra do Córrego Formation in the Jacobina mine area.

The mineralogy and geochemistry of this system is remarkably similar to the gold mineralization in the quartz pebble conglomerates in the Jacobina mine area to the south. The regional Pindobaçu Fault system which forms the eastern boundary of the Jacobina Basin is most likely a major focus of hydrothermal alteration and mineralization. It is possible that there could be a series of hydrothermal centres with significant gold mineralization along this extensive structure.

TABLE 15   SIGNIFICANT DRILLING RESULTS, NORTHERN AREA, BAHIA GOLD BELT

Hole No.*	From (m)	To (m)	Gold (g/t)	Interval (m)	True Width (m)	Depth Below Surface** (m)
Pindobaçu (50km north of Jacobina)						
PB 01	N8812051	E348976	El 597			
dip -50º/az=270º	1.00	1.40	**0.70**	0.40	**0.3**	1
	14.75	20.55	**0.54**	5.80	**3.7**	13
	98.55	101.60	**7.20**	3.05	**2.0**	81
	107.63	108.60	**0.59**	0.97	**0.3**	88
	113.58	115.35	**0.43**	1.77	**1.1**	91
	184.58	185.45	**5.21**	0.87	**0.6**	135
PB 02	N8811930	E348930	El 628			
dip -50º/az=270º	43.48	67.77	**5.46**	24.29	**21.9**	35
incl.	44.15	49.41	**12.27**	5.26	**4.7**	36
incl.	61.63	67.77	**10.22**	6.14	**5.5**	55
	86.40	87.40	**2.05**	1.00	**0.9**	79
PB 03	N8811676	E348938	El 649			
dip -50º/az=270º	24.05	30.58	**0.67**	6.53	**5.9**	28
	78.07	105.17	**1.46**	27.10	**24.4**	84
	145.00	146.90	**1.03**	1.90	**1.7**	134
PB-04	N8811849	E348920	El 641			
Dip -50º/Az=272º	43.07	62.50	**0.51**	19.43	**15.9**	47
incl.	43.07	46.07	**1.30**	3.00	**2.5**	39
incl.	61.13	62.50	**1.38**	1.37	**1.1**	59
PB-05	N8811952	E348905	El 633			
Dip -45º/'Az=268º	28.98	47.30	**0.78**	18.32	**18.1**	32
incl.	28.98	32.70	**1.00**	3.72	**3.7**	25
incl.	40.90	47.30	**1.17**	6.40	**6.3**	37
PB-06	N8811952	E348973	El 618			
Dip -48º/Az=269º	85.89	86.70	**23.07**	0.81	**0.6**	81
	105.40	105.85	**2.08**	0.45	**0.3**	99
	118.56	122.85	**4.16**	4.29	**3.0**	113
incl.	120.21	122.85	**6.57**	2.64	**1.9**	114
	Hole lost due to caving at 123.10					
PB-06A	N8811952	E348973	El 618			
Dip -50º/Az=270º	86.17	86.62	**1.57**	0.45	**0.3**	81
	98.95	100.98	**2.41**	2.03	**1.4**	94
incl.	99.99	100.98	**4.72**	0.99	**0.7**	94
	Hole lost due to caving at 114.00					
PB-06B	N8811952	E348974	El 619			
Dip 62º/az=270º		No significant values				

PB-07	N8811950	E349025	El 595			
Dip -50°/Az=270°	99.98	100.80	**1.35**	0.82	**0.8**	99
	132.52	132.98	**2.90**	0.46	**0.5**	128
	141.38	145.80	**2.65**	4.42	**4.4**	138
	155.76	156.07	**8.82**	0.31	**0.3**	150
	172.80	182.26	**0.52**	9.46	**9.4**	170
PB-08	N8812050	E348928	El 611			
Dip 50°/az=265°	67.31	76.90	**3.89**	9.59	**9.0**	58
Incl.	67.31	72.37	**7.13**	5.06	**4.8**	56
PB-09	N8812051	E349034	El 577			
Dip 50°/az=271°	136.90	142.90	**2.11**	6.00	**3.8**	135
Incl.	139.90	142.90	**4.08**	3.00	**1.9**	136
	154.90	156.23	**0.66**	1.33	**0.9**	149
	210.9	211.83	**2.61**	0.93	**0.6**	197
PB-10	N8812001	E348952	El 613			
Dip 51°/az=269°	110.68	113.94	**0.65**	3.26	**3.1**	100
	112.80	113.94	**1.13**	1.14	**1.1**	100
PB-11	N8811900	E348913	El 633			
Dip -51°/az=269°	52.85	63.83	**1.95**	10.98	**9.3**	55
incl.	57.24	60.85	**4.92**	3.61	**3.1**	55
PB-12	N8811749	E348926	El 650			
Dip -51°/az=269°	57.93	60.75	**1.41**	2.82	**2.7**	55
	84.37	86.00	**1.62**	1.63	**1.6**	78
PB-13	N8811552	E348915	El 657			
Dip -55°/az=270°		no significant values				
PB-14	N8811451	E348876	El 658			
Dip -48°/az=271°		no significant values				
PB-15	N8811450	E348922	El 639			
Dip -48°/az=271°	31.54	32.90	**0.58**	1.36	**1.1**	24
	47.36	48.48	**1.28**	1.12	**0.9**	40
	125.20	125.73	**20.12**	0.53	**0.4**	147
PB-16	N8811350	E348927	El 625			
Dip -51°/az=270°	32.15	32.74	**1.58**	0.59	**0.5**	31
	37.60	38.76	**1.61**	1.16	**0.9**	35
PB-17	N8811246	E348847	El 611			
Dip -49/az=268	103.87	107.99	**0.85**	4.12	**2.3**	104
incl.	103.87	104.73	**1.89**	0.86	**0.5**	102
PB-18	N8811249	E348928	El 599			
Dip -47/az=272	8.80	17.50	**0.89**	8.70	**8.4**	9.5
incl.	12.70	16.89	**1.49**	4.19	**4.1**	11

PB-19	N8811150	E348849	El 624			
Dip -50/az=270	136.17	138.55	**1.81**	2.38	**1.0**	122
PB-20A	N8811049	E348784	El 602			
Dip -50/az=270	34.31	37.14	**1.09**	2.83	**1.4**	45
PB-21	N8812149	E348945	El 587			
Dip -50/az=270	61.70	65.35	**4.04**	3.65	**3.4**	55
PB-22	N8812250	E348968	El 558			
Dip -50/az=273		No significant results				
PB-23	N8812350	E348997	El 533			
Dip -50/az=270	76.00	76.92	**1.69**	0.92	**0.8**	64
	84.08	86.23	**2.61**	2.15	**1.8**	71
PB-24	N8811552	E349007	El 619			
Dip -50/az=270	53.41	56.00	**1.30**	2.59	**2.4**	58
	63.50	64.58	**2.33**	1.08	**1.0**	69
PB-25	N8811899	E348978	El 617			
Dip -50/az=270	95.00	96.64	**0.91**	1.64	**1.5**	92
	101.84	102.75	**2.32**	0.91	**0.8**	98
	115.32	116.00	**2.03**	0.68	**0.6**	109
	122.42	123.40	**2.05**	0.98	**0.9**	117
PB-26	N8811800	E348972	El 612			
Dip -49/az=269	112.08	113.04	**2.34**	0.96	**0.9**	117
	121.20	121.65	**1.13**	0.45	**0.4**	126
PB-27	N8811700	E348972	El 636			
Dip -50/az=270	93.97	102.60	**3.11**	8.63	**8.0**	92
PB-28	N8811602	E348974	El 637			
Dip -48/az=270	68.00	74.26	**1.50**	6.26	**5.9**	71
	68.00	71.00	**2.49**	3.00	**2.9**	69
PB-29	N8811999	E348999	El 597			
Dip -50/az=269		No significant results				
PB-30	N8811603	E348917	El 661			
Dip -50/az=269	101.73	104.37	**23.63**	2.64	**2.5**	88
	Highs cut to 30 g/t		**13.51**			
PB-31	N8812100	E348975	El 585			
Dip -47/az=270	85.00	90.35	**1.21**	5.35	**5.0**	81
PB-32	N8812100	E349027	el 572			
Dip -50/az=270	137.67	138.62	**2.03**	0.95	**0.9**	131

PB-33	N8812150	E349000	el 572			
Dip -49/az=270	99.48	101.10	**1.80**	1.62	**1.6**	93
	106.62	110.66	**1.35**	4.04	**3.9**	100
incl.	106.62	108.13	**2.97**	1.51	**1.4**	99
PB-34	N8812200	E349025	el 558			
Dip -49/az=270	113.09	115.66	**1.59**	2.57	**2.3**	100
PB-35	N8812300	E349025	el 539			
	114.98	120.88	**3.02**	5.90	**5.1**	96

1 all holes are NQ diamond drill core size; dip and azimuth is measured in degrees
2 depth calculated based on midpoint of intersection

FUMAÇA

At Fumaça, nine (9) holes totaling 1,575 m were completed to test several targets outlined by geological mapping/sampling, soil geochemical surveys and induced polarization surveys. Hole FN-01 tested below a garimpo where sampling by Desert Sun had returned 7.36 g Au/t over 4.5m including a very high grade bluish-grey quartz vein 0.3m wide that returned 91 g Au/t. Although this hole intersected strongly silicified quartzites, it appears that faulting has offset the downdip extension of this zone. Hole FN-2A tested a coincident soil Au geochemical and geophysical anomaly and returned **0.72 g Au/t over a true width of 10.1m** including a higher grade portion grading 1.95 g Au/t over 2.2m. Hole FN-03, located 300m west of FN-04, tested a similar target but did not intersect any significant values. Hole FN-04 which tested a coincident soil and induced polarization anomaly located 700m east of Hole FN-1 returned 0.86 g Au/t over a true width of 1.0m.

Hole FN-05 tested the downdip extension of the intersection previously obtained in Hole FN-2A (0.7 g Au/t over a true width of 10.0m). This hole returned 1.37 g Au/t over 3.6m including a 1m interval grading 3.37 g Au/t. FN-06, 320m west of FN-02A on the same section returned 5.38 g Au/t over 1.4m true width. FN-07, 80m east of FN-02A, also on the same section, returned 1.53 g Au/t over a true width of 1.4m.

TABLE 16   SIGNIFICANT DRILLING RESULTS, FUMACA, NORTHERN AREA, BAHIA GOLD BELT

Hole No.*	From (m)	To (m)	Gold (g/t)	Interval (m)	True Width (m)	Depth Below Surface** (m)
Fumaça (10 km north of Pindobaçu)						
FN-01	N 8824660	E 351374	El 545			
dip -50º/az=275º	No significant values					
FN-02	N 8823700	E 351315	El 681			
dip -50º/az=275º	No significant values					
FN-02A	N 8823700	E 351316	El 681			
dip -60º/az=275º	38.75	52.90	**0.72**	14.15	**10.1**	37
incl.	38.75	41.90	**1.95**	3.15	**2.2**	37
	65.10	66.10	**0.59**	1.00	**0.7**	62
FN 03	N 8823801	E 351001	El 720			
dip -50º/az=275º	No significant values					
FN-04	N 8824427	E 352061	El 540			
Dip 50º/Az=275º	126.60	127.60	**0.86**	1.00	1.0	97

FN-05	N 8823700	E 351350	El 675			
Dip 60º/Az=270º	54.00	57.68	**1.37**	3.68	**3.6**	55
Incl.	54.00	54.97	**3.37**	0.97	**1.0**	53
FN-06	N8823700	E350996	El 727			
Dip -50º/az=270º	116.98	117.27	**1.07**	0.29	**0.2**	136
	125.20	127.26	**5.38**	2.06	**1.4**	147
incl.	125.20	125.73	**20.12**	0.53	**0.4**	147
FN-07	N8823700	E351396	El 664			
Dip -60º/az=270º	68.05	69.50	**1.53**	1.45	**1.4**	68
FN-08	N8823881	E351268	El 634			
Dip -50º/az=270º		no significant values				
FN-09	N8823013	E351299	El 636			
Dip -50º/az=270º		no significant values				

ENTRY POINT

The Entry Point Target is located 5.5 km north form the town of Pindobaçu, midway between the Pindobaçu (5 km south) and Fumaça (6 km north) targets. Six reconnaissance drill holes totaling 1,608 m were completed in 2005 to test the stratigraphy of the area and to test for the potential to host gold mineralization. Significant results from these holes are given in Table 17 below. Holes EP-01 and EP-02, drilled to lengths of 440 metres and 488 metres, respectively, intersected a package of interbedded pebbly quartzite and quartzite with several beds of conglomerates with small to medium-sized pebbles of quartz.

Widespread hydrothermal alteration including fuchsite and silicification was present in both holes with local disseminated pyrite. Anomalous gold values typically ranging from 100 to 300 ppb were returned with a best result of 0.57 g Au/t over 0.59 metres in Hole EP-01 (see Table 17). Hole EP-2 tested the area beneath a garimpos (local miner working area) and intersected a mafic dyke cut by quartz veins with geochemically anomalous (100-200 ppb) Au values. Holes EP-03 to EP-05 inclusive on the same section did not return any significant values.

Hole EP-06, collared 900 m to the south, tested an area where surface channel sampling had returned 1.0 g Au/t over a strike length of 14.0m in quartz pebble conglomerate. This hole intersected a medium pebble conglomerate which returned 1.55g Au/t over 5.4m.

The drill holes in the Entry Point area have confirmed the presence of quartz pebble conglomerates with hydrothermal alteration. The results from Hole EP-06 are the first significant quartz pebble conglomerate-hosted gold found outside the Jacobina mine area. The thin layers of conglomerate intersected in the holes indicate that the holes were likely drilled on the edge of the entry point system. Further work will focus on locating the centre of the entry point where the channels with the coarsest conglomerates that are the prime target for gold mineralization will likely be. Results of the IP surveys will also assist in locating this target.

TABLE 17   SIGNIFICANT DRILLING RESULTS, ENTRY POINT AREA, NORTHERN AREA, BAHIA GOLD BELT

Hole No.*	From (m)	To (m)	Gold (g/t)	Interval (m)	True Width (m)	Depth Below Surface** (m)
Entry Point (5km north of Pindobaçu)						
EP-01	N 8817800	E 350275	El 576			
	109.23	109.82	**0.58**	0.59	**0.59**	100
Dip 50º/Az=270º						
EP-02	N 8817800	E 349375	El 807			
Dip 50º/Az=270º	No significant values					
EP-03	N8817738	E349551	El 756			
Dip -50º/az=270º	No significant values					
EP-04	N8818000	E349364	El 854			
Dip -51º/az=268º	No significant values					
EP-05	N8816881	E349900	El 654			
Dip -51º/az=º	No significant values					
EP-06	N8816882	E349845	El 670			
Dip -49º/az=268º	180.30	186.27	**1.55**	5.39	**5.4**	160
Incl.	180.30	183.52	**2.40**	3.22	**3.2**	160

OTHER TARGETS

One drill hole was completed in each of two areas of garimpos 10km (Samburá) and 23km (Biquinha) south of Pindobaçu, respectively. Both of these areas are characterized by the presence of high grade (15-30 g Au/t) narrow (1-2cm wide) quartz veins cutting andalusite-graphite-quartz schists; neither hole returned significant values. Hole CA-01 tested the potential extension of the Serra do Córrego Formation conglomerates 10km north of Jacobina. This hole intersected green fuchsite-bearing conglomerates similar to those in the Jacobina mine area but did not return any significant values.

Other Targets

Samburá (10 km south of Pindobaçu)

SB 01	N 8802260	E 345257	El 729
dip -50º/az=270º	No significant values		

Biquinha (23 km south of Pindobaçu)

BQ-01	N 8789101	E 341655	El 949
dip -50º/az=270º	No significant values		

Serra do Córrego Extension (10 km north of Jacobina)

CA-01	N 8774422	E 335664	El 607
dip -50º/az=270º	No significant values		

* all holes are NQ diamond drill core size and have been drilled + perpendicular to the north-south strike of the zones.

** depth calculated based on midpoint of intersection

JMC EXPLORATION

JMC geologists lithologically logged and sampled all drill holes. Previous practice was to sample all conglomerates, but William staff changed this to a practice of sampling through the conglomerates into adjacent quartzites on both sides. Surface holes, which tend to be exploration drilling, were split, half-core sampled and then stored for future reference. Underground definition drill holes are whole-core sampled resulting in similar sample volumes to those taken from surface core. Generally, all samples were submitted to the mine's assay laboratory but, in later years, William began submitting samples from exploration holes to an outside laboratory.

JMC beat geologists collected chip panel samples at regular intervals from all underground development headings which were in, or near, mineralization. Samples were continuous chip/channel samples collected by hammer and moil onto a canvas mat. Historically the samples were collected over narrow widths, often less than 20 cm, however in 1996 this was modified to a standard 50 cm sample except when approaching a lithological contact when shorter samples were permitted.

DESERT SUN EXPLORATION

Desert Sun has followed similar drill core sampling procedures to those used by JMC with some modification. All drill core to be sampled was split in half and one half submitted for assay. In the early portions of the program a hand splitter was used. In the latter part, a diamond saw was obtained and sawing replaced most of the splitting except for lower priority samples. Sample lengths were selected based on lithology with the typical sample being about 0.5 m long and the longest being approximately 1.0 m. Much more extensive sampling of the surrounding quartzites is now being conducted because of the potential for low gold grades to affect potential open pit economics.

All samples were tagged with the sample tag stapled to the core box at the start of the sample and a second tag with the same number placed in the sample bag. Care was taken to thoroughly clean the splitter after each sample to avoid contamination of subsequent samples. All drill core, with the exception of some sections of barren intrusive, was split and sent for assay.

Sample Preparation, Analyses and Security

JMC

During its operation the Jacobina mine had a relatively modern, well-equipped assay laboratory on site, near the plant and metallurgical facility at the Itapicurú mine. The laboratory was equipped for performing both fire assay (FA) and atomic absorption spectrophotometry (AAS) analyses. AAS determinations of precious metals at Jacobina were used only for process control samples which contain soluble gold. All samples from the geology department were analysed by the FA method with gravimetric finish.

The sample preparation facility at the laboratory consisted of a sample drying and handling area and a crushing room. After drying, samples were crushed in stages using a jaw crusher and roll crusher. Samples were then split with a Jones riffle splitter to produce a large sample which was ground to minus 100 mesh pulp in a disk pulverizer. The final pulp was rolled on a rubber mat and then quartered. Sample increments were selected from opposite quarters to composite an analytical subsample or aliquot. This sample was then subjected to FA analysis.

Historically JMC used 100-g aliquots for its fire assays. After a study performed in 1996, which compared 50 g and 100 g samples, it was decided that all FA aliquots at Jacobina would continue to be 100 g in size. In Micon's experience this is a very large aliquot size and is likely to result in relatively little variability being introduced at the final sample preparation stage. The 100-g samples were fused in a single large crucible. Crucibles for metallurgical and geological samples were kept separate.

Micon's review in 1998 (Hennessey 1998) concluded that the sample preparation procedure described above is a conventional one used in the mining industry for decades. It was noted, however, that in recent years the use of disk pulverizers has been discouraged in the preparation of samples which may contain native gold, as these devices have a tendency to smear gold onto the plates and retain it, only to release the gold later in a following sample. Present best practice is considered to be a ring and puck (or puck and bowl) pulverizer. The practice of rolling a sample on a rubber mat was initiated to homogenize it before selecting a subsample for further preparation or analysis. In a situation where free gold grains exist in a matrix of pulverized silicate minerals, the extreme density contrast between them (19.3 for gold versus 2.7 to 3.1 for most minerals) means that the gold grains are very quickly sifted to the bottom of the pulp and left on the trailing edge as the sample is rolled. A sample processed this way has not been homogenized but, rather, has been segregated. As a result, adequate subsampling for analysis can become difficult. The practice of quartering the pulp to subsample, as used at Jacobina, tends to mitigate this effect somewhat. The preferred practice is to select multiple sample increments from a pulp, having disturbed it as little as possible, or to split a subsample using a very small riffle splitter.

In 1998, Micon expressed its opinion that both of the items outlined above should be generally discouraged given that they are not best analytical practice and tend to magnify problems associated with nugget effect. Nevertheless, given the relatively low and even gold grades of the mineralization at Jacobina, and the general lack of coarse or even visible gold, Micon believed that they have had a very limited effect on the accuracy of the resource estimation. The discussion on data quality below tends to support this view.

In Micon's view the Jacobina mine laboratory at that time was generally well-operated. and exhibited a high degree of general cleanliness and good housekeeping.

DESERT SUN

SECURITY

At the Jacobina mine, Desert Sun maintains a large covered storage facility (roof only), with office, for logging and racking of core. This facility was protected by wire mesh and had a locked gate to prevent unauthorized access. It has power and water and was located behind the mine's main gate. Desert Sun maintains a 24hr security presence at the mine and this has been the case since closure of the mine in 1998. Old core retained by the previous operators is intact and in relatively good condition.

Core is transported directly here, from the drill rigs, and is logged and sampled at the core logging facility. Bagged samples are stored in this secure environment at the mine until transported to the laboratory.

SAMPLE PREPARATION AND ANALYSES

SGS Lakefield Geosol

The primary analyses of all samples were performed by Lakefield Geosol Ltda. (Lakefield), an ISO 9001, 2000 certified laboratory located in Belo Horizonte, Brazil. Samples were routinely shipped each 2-3, in batches of 100 to 250, by truck to Salvador and then by air freight to Belo Horizonte. Turnaround time in the laboratory was approximately 7 to 10 days after receipt of samples. Lakefield regularly provides Desert Sun with a detailed status of all samples shipped to the laboratory, when samples were received and when analytical work is planned to be completed.

Lakefield Geosol employed the following method for sample preparation and analysis in Phase I:

- Core samples are initially crushed using a jaw crusher and then 250 g is split and pulverized using a "ring and puck" pulverizer to 95% passing 150 mesh. (Note: this procedure was changed early in the Phase II program, see below.)

- Prior to processing of samples from new projects, pilot samples are analyzed to determine the correct flux and flux composition for best analysis, as determined by the size of the lead button produced.

- Fifty grams of pulverized material is weighed and transferred to plastic bags containing 120 g (+/-) of the pre-mixed flux as indicated in the worksheet. The addition or omission of other fluxes such as flour and nitre is based upon the sample appearance and/or data gleaned from the pilot samples.

- The sample and fluxes are mixed, inquarted with AgNO3 and fused for approximately 45 minutes to 1 hour at 1,050°C.

- The samples are then removed from the furnace and poured into molds.

- Once cooled, the slag is separated from the lead button and the button is pounded into a cube to remove all remaining attached slag. A button weighing approximately 28 g is the ideal result. The button size is evaluated and any anomalies recorded.

- The buttons are then transferred to cupels that have been preheated for approximately 15 minutes. The cupels are placed in the cupellation furnace for approximately 50 minutes at 950°C, ensuring that all the lead is oxidized.

- The cupels are removed from the furnace and the remaining precious metal beads/prills separated for parting and acid digestion.

- The beads are digested in aqua regia and bulked to a predetermined volume prior to analysis by Atomic Absorption Spectrophotometer (AAS). All test tubes are calibrated to ensure equal bulk up volumes.

- Fire assay trays hold 24 samples always including one in-house reference sample, a blank, and one duplicate.

- Samples solutions are read by AAS with the data captured directly into the Laboratory Information Management System (LIMS). All sample data along with QC data are stored in the LIMS with a secure paper trail for traceability.

- The detection limit for the AUFA50 procedure is 5 parts per billion (ppb).

After completion of Desert Sun's 2003 exploration program an analysis of the QA/QC data was undertaken. Scatter plots of duplicate samples (both Lakefield vs. Lakefield and Lakefield vs. ALS Chemex) showed regression lines without strong biases but a lot of scatter within the data. A program of screen metallics fire assaying did not find any significant nugget effect so a "cluster nugget effect" problem was suspected. Cluster nugget effect is the tendency, in some deposits, of fine gold particles to be found near other fine gold particles, in small clusters, rather than more evenly distributed. If care is not taken in sample preparation this type of mineralization will behave like a nugget. The gold at Jacobina is known to be generally fine in size hence it was considered possible that there may be a "cluster nugget" effect.

Generally, the most effective method of dealing with cluster nugget effect is to crush/pulverize to a finer size before any splitting of the sample is done. This separates the clusters of fine gold particles and distributes them more evenly through the sample before splitting. Additionally, a larger aliquot may be used for assaying. Micon recommended to Desert Sun that it look into this phenomenon and a revised sample preparation protocol was introduced as of the end of April, 2004. One kilogram of sample was now pulverized (increased from 250 g) to 95% passing minus 200 mesh (increased from 150 mesh). Check samples on rejects assayed at the second laboratory used the same procedure. Desert Sun has retained coarse sample rejects for the program so any necessary reassays can be easily completed.

ALS Chemex

For all batches of samples, 10% of the pulps and 5% of the rejects were routinely sent to a second laboratory, ALS Chemex (Chemex) in Vancouver, B.C. Selected pulps and rejects are sent to ALS Brasil by Lakefield Geosol. ALS Brasil rebags and numbers the pulps and pulverizes the rejects to 95% passing 150 mesh (changed to 95% passing 200 mesh in April, 2004 as described above). These samples are shipped to Vancouver for analysis. This check procedure was continued for the 2005 exploration program. Due to significant cost increases and the large number of checks already done which indicate good agreement between checks, the number of pulps being re-checked in the 2006 program will be reduced to 5% from 10% so that overall results of 10% of samples will be routinely checked.

The fire assay procedure at Chemex is as follows:

- A prepared sample is fused with a mixture of lead oxide, sodium carbonate, borax, silica and other reagents as required, inquarted with 6 mg of gold-free silver and then cupelled to yield a precious metal bead.

- The bead is digested in 0.5 ml dilute nitric acid in a microwave oven.

- 0.5 ml concentrated hydrochloric acid is then added and the bead is further digested in the microwave at a lower power setting.

- The digested solution is cooled, diluted to a total volume of 4 millilitres (ml) with de-mineralized water, and analyzed by AAS against matrix-matched standards. The detection limit is 5 ppb.

Samples with greater than 10 parts per million (ppm) Au (10 g/t) are assayed by gravimetric finish as follows:

- A prepared sample is fused with a mixture of lead oxide, sodium carbonate, borax, silica and other reagents in order to produce a lead button.

- The lead button containing the precious metals is cupelled to remove the lead.

- The remaining gold and silver bead is parted in dilute nitric acid, annealed and weighed as gold. Silver, if requested, is then determined by the difference in weights.

Mine Laboratory

The mine laboratory in the Jacobina mine complex is operated for the mine under contract by SGS Lakefield. All core and rock samples from production drilling and channel sampling of development is analyzed on site by the mine laboratory. The laboratory also carries a number of analyses for process control in the plant as well as for environmental monitoring. The laboratory began operations on February 11, 2005.

Gold is analyzed by the conventional fire assay process as follows:

- Method: Gold in Solids / Fire Assay

- Parameter(s) measured: Gold

- Typical sample size: 30g, 50g

- Type of sample applicable (media): Ores, mill products, soils, and sediments

- Sample preparation technique used: Pilots
  Pilot samples are analyzed to determine the correct flux and flux composition for best analysis as determined by the size of the lead button produced.

- Weighing

- Sample weights are chosen based upon the known composition of the sample, pilot sample(s), and the required detection limit.

- Fusion and Cupelling
  Transfer the samples to plastic bags containing 150 – 170 g of the pre-determined flux as indicated in the worksheet. Add the necessary quantities of flour and nitre based upon the data gleaned from the pilots. Mix. Inquart with AgNO3. Fuse for approximately 1 hour at 1050+/-25°C. Remove from the furnace and pour the samples into the molds. Separate the slag from the lead button and pound the button into a cube. Transfer the buttons to cupels that have been heated for approximately 15 minutes. Place in the cupellation furnace for approximately 1hour at 950+/-25°C making sure all the lead is oxidized. Remove from the furnace and separate the beads for acid digestion.

- Acid Digestion and Quality Control
  The beads are digested in HNO3 and HCl and bulked to predetermined volume prior to analysis by AAS. Fire assay trays hold 50 samples always including one reference material, a blank, and usually two duplicates.

- Sample preservation required and holding time: No requirement

- Method of analysis used: Samples are analyzed by atomic absorption spectrophotometer.

- Data reduction by: Data is stored in the Laboratory Information Management System with a secure paper trail for traceability.

- Figures of Merit: Limit of Detection: 10 ppb (30g) ,5 ppb (50g)

External Reference Standards

In June 2004, Desert Sun introduced three (3) external analytical standards developed by Ore Research & Exploration Pty Ltd. of Australia and marketed in Canada by Analytical Solutions Ltd. The standards, which come in sealed foil packages containing 50g of material, were inserted into batches of samples at the rate of 1 per 75 samples. SGS Lakefield Geosol also employs external standards and blanks in each batch of samples as part of their standard laboratory procedures. Results of the standards inserted by Desert Sun were within acceptable analytical limits. Virtually all of the samples are with + or – 2 standard deviations of the recommended values and the Best Fit line in each graph is very close to the recommended value.

In the event that there is a deviation greater than 3 standard deviations in any result on the independent standard, 25% of the batch is rerun with a representative range of assays being selected. In the cases where this problem has occurred, results from the re-run have confirmed the validity of the original assay results. In addition, the results outside the range are almost always on the low side. It appears that occasionally the standard sample does not fuse properly resulting in much lower results relative to the recommended standard value.

Data Verification

JMC

The old Jacobina mine laboratory ran a quality assurance/quality control (QA/QC) program. This program consisted of introducing one sample duplicate and one blank sample with each tray of 35 fire assays. At the time of Micon's first visit in 1998 it was William's intention to expand the QA/QC program by purchasing and including an analytical standard and to involve the laboratory in a round-robin cross checking program with other laboratories in Brazil and/or elsewhere in South America.

William also performed an initial statistical analysis of a portion of the Jacobina database after its acquisition of JMC. The data used for the estimation of the resource at João Belo were studied and this study was reviewed by Micon in 1998. Frequency histograms and log probability curves were plotted for the raw data.

The plots of raw data from João Belo showed a single, lognormally distributed population from just above the 10th, out to beyond the 99th percentile, representing a gold grade range of about 0.1 to over 100 g Au/t. Below the 10th percentile, or approximately 0.1g Au/t, most of the data reported as having a value of 0.01 g Au/t. No analytical results were reported with values of 0.02 to 0.04 g Au/t and very few for 0.05 g/t to 0.09 g Au/t. This probably indicates an inability to discriminate between gold values in this concentration range and likely means that the mine laboratory has an accuracy of about ±0.1 g Au/t. The data also show very few outliers. Of the 39,664 assays in the database, only 32 were above 30.0 g Au/t.

It was Micon's opinion (Hennessey 2003b) that the portion of the database used by JMC to estimate the resources at João Belo was a "clean" and well-sampled one and was suitable for use in the accurate estimation of a resource. It is likely that the remainder of the database is of similar quality.

14.1.1 PRODUCTION RECONCILIATION

During its operation the Jacobina mine reconciled its annual production with the mineral resource estimates. Each year the portion of the mineral resource extracted by mining was determined and multiplied by planned recovery and dilution factors. The grade of this diluted mineral resource was reconciled to production figures, as determined by the mill, and a mine call factor (MCF) was calculated and used to adjust diluted resource grades to produce the reported mineral reserve grades. The MCF was calculated using the formula:

(Recovered Grade + Tails Grade)/Diluted Resource Grade

The MCF in use at mine closure was 0.954 indicating that the true head grade was 95.4% of the grade estimated from the mineral resources (prior to application of the MCF). Micon reviewed the methodology used for the resource reconciliation and found it to be appropriate.

The results of the reconciliation show that the diluted resource estimates were predicting the head grade of mill feed to within a discrepancy of less than 5%. This indicates that the assay data produced by the mine were, on average, producing an acceptable level of accuracy for the resource estimates. Micon considered this to be within the normal range for mines and an acceptable level of reconciliation, particularly once the MCF was applied (Hennessey 2003b).

At the time of preparing the year end 2005 mineral resource and mineral reserve update, the mine had only reached its full capacity of 4,200 tonnes per day by the end of the year. Mill reconciliation is currently being done based on comparison of results of daily belt feed samples and calculated head grade based on bullion produced and the grade of the tailings as determined by daily sampling. The initial data to the end of October 2005 indicated a very close agreement between belt sampling that predicted a plant head grade of 1.97 g/t versus an actual of 2.01 g/t, a difference of only 2% and a positive reconciliation.

As mine production continues, reconciliation will continue to be done on a regular basis and it is expected that stoped areas will also be able to be reconciled to production in the near futures. Preliminary data indicates that the SG being used may be low but further data is required to confirm this.

DESERT SUN

QA/QC

In Hennessey (2003a) Micon discussed the QA/QC results for Desert Sun's Phase I exploration program. Micon noted that scatter plots of pulp and reject duplicate assays showed that Chemex was biased high relative to Lakefield. At the time Micon speculated that this bias was likely caused by a few of the higher-grade assays and may be the result of nugget effect.

At the request of Desert Sun, Lakefield carried out a test program of metallic screen assays where, following pulverizing, the samples were screened at 200 mesh and the resulting size fractions analyzed separately. The metallics assays at Lakefield essentially confirmed the original assays and did not detect a significant amount of coarse gold, a result consistent with visual observations. However, another effect was noted. Graphs for results on both pulps and rejects examined by Micon (Hennessey 2003a) showed a fair amount of scatter between 500 and 1,500 ppb, even though the regression line showed relatively little bias. Micon felt at the time that this type of behaviour suggested the possible existence of "cluster nugget effect". As a consequence Desert Sun instituted a modified sample preparation protocol designed to deal with the cluster nugget effect, as of the end of April, 2003. Micon concluded (Hennessey 2003a) that the new sample preparation protocols have successfully dealt with the earlier problems noted.

The results between the two laboratories compare within acceptable limits and there is no evidence of systemic bias from one laboratory to another. Samples which do not correlate very well are routinely checked and results indicate that this problem is usually due to the nugget effect or in a few cases, misnumbering of samples when they are sent out for checks.

DATABASE CHECKS

All assay results are received electronically from the laboratories along with assay certificates, in paper form, which are mailed separately. These data are added into the Gemcom drill hole database as results become available. In the 2002 program drill hole logging was performed manually with information entered into Excel spreadsheets for importing into Gemcom. All JMC holes were also entered manually into spreadsheets. During 2003 exploration Gemcom was contracted to write a direct-entry software system which allowed data to be captured electronically as logging occurs. The logging software known as "Logger" was fully implemented in July, 2003.

Desert Sun felt it was necessary to fully check the manually entered database files for mistakes. For each drill log the original assay certificates were checked to ensure that the assays had been entered correctly. Data, once confirmed, were entered into a spreadsheet for importation into Gemcom. Once entry was complete, the spreadsheet was printed out and rechecked against the drill log. Survey data for the drill hole collars were also checked to ensure that they were located correctly. Once this stage of the checking was complete, plan maps and cross sections were plotted at the same scale as the historical archive. The new sections were overlain on the old and any discrepancies checked and corrected as necessary.   Desert Sun completed the data verification process for the historical data in July 2003 with every record checked. All data since that time has been directly entered digitally.

ADJACENT PROPERTIES

Desert Sun controls most of the Bahia Gold Belt including exposures of the Serra do Córrego Formation in the entire Serra do Jacobina range with the exception of a few small garimpeiro reservations. There are no known adjacent properties whose description or mineralization materially affects the value of Desert Sun's land holdings.

Mineral Processing and Metallurgical Testing

JACOBINA PROCESSING PLANT

The metallurgical process at the Jacobina Mine Complex uses a simple and efficient milling process. The process involves the following activities; Grinding of the run of mine material into a pulp, leaching the pulp in a conventional cyanide leaching process and then gold extraction of the enriched solution in a Carbon-In-Pulp (CIP) circuit. Achieved mill statistics for the operating year 2005 were 327,329 tonnes processed with mill recovery of 95.9%. A brief explanation of the metallurgical process used at the Jacobina Mine is explained below.

The run of mine (ROM) material is hauled by trucks from the mine to the crushing facility adjacent to the processing plant. The ROM is initially sized by a 50 x 80 cm opening grizzly / rock breaker system located at the top of the primary jaw crusher. The primary jaw crusher, which is fed by an 80 tonne hopper, is 1,200 mm x 900 mm and has a 350 tonne per hour capacity.

The product from the jaw crusher, which is <200 mm, is fed into two silo's. The material is then feed into semi autogenous grinding mills and is ground to a size of 80% passing 200 mesh. The No.1 Mill has the dimensions of 3,658 mm x 6,706 mm and features a single 1,342 kW motor. The Mill No.2 is 4,572 mm x 9,144 mm and is equipped with two 1,342 kW motors.

The pulp from the grinding circuit is pumped to the leaching tanks. The leaching circuit consists of four 9.5 m diameter x 10.25 m high mechanically agitated leach tanks and twelve 212 m^3 Pachucas. The leach residence time is 24 hours.

The pulp is then sent to the CIP circuit. The CIP circuit consists of six 5.6 m diameter x 7.8 m high, 180 m^3 capacity mechanically agitated CIP tanks.

The enriched carbon from the CIP circuit is removed and striped of its gold. From here, the pregnant solution is circulated through electro winning cells and a doré gold is produced consisting of 96% gold and 3% silver.

The milling process is fully automated using modern Siemens instrumentation and automation technology for better process control. All environmental issues are strictly monitored. The Mill has "zero discharge" criteria for its effluent into the environment. All the water used in the milling process is recycled.

Approximately 200 m^3/hr of the 450 m^3/hr make up water is reclaimed from the tailings pond. A new tailings pumping system was added to handle the increased throughput. There is an environmental engineer on staff who continually monitors and evaluates the mill and mines performance

MORRO DO VENTO TESTWORK

Desert Sun carried out metallurgical tests on samples from diamond drill holes on the Morro do Vento target area. Morro do Vento is located about 1.5 km from the processing plant and existing mines, and approximately 9 km from the town of Jacobina. The metallurgical test work was conducted to determine recoveries using conventional milling. Desert Sun is continuing further test work to determine the heap leach potential for Morro do Vento.

SGS Lakefield Research Limited of Lakefield, Ontario completed the test work on six grade/ore type composites and one overall master composite prepared from rejects of diamond drill hole samples from the Morro de Vento project. Samples were selected by Desert Sun to provide a representative range of grade and proportion of oxide/sulphide. Sample selection and the metallurgical test process was reviewed by Bruce Ferguson, P.Eng. consulting metallurgist of Kappes, Cassidy & Associates. All samples were originally prepared and tested for gold by fire assay by Lakefield Geosol in Brazil.

The six grade/ore type composites and one overall Master Composite were crushed to -10 mesh. Metallurgical tests consisted of grinding tests on the Master Composite, followed by cyanidation tests on the Master Composite and the individual Grade/Ore Type composites. Averaged gold assay results for the individual composites ranged from 0.53 g Au/t for the Low Grade Oxide composite to 3.50 g Au/t for the High Grade Oxide composite. Direct assay of the Master composite by screened metallics indicated a grade of 1.73 g Au/t.

SGS Lakefield reported that the overall gold extraction for the Master composite was 96.4% with a range of 95.7% to 97.0%. No significant difference in extraction was observed for the tests conducted at shorter, 12 hour, and longer, 48 hour, leach times. Cyanide and lime consumption for the Master Composite were found to be at 0.81 kg/t and 0.22 kg/t, respectively. Extractions for the individual grade/ore type composites ranged from 90.8% for Low Grade Oxide to 98.5% for High Grade Mixed. Tailings gold grades for these samples ranged from 0.02 to 0.07 g Au/t.

Metallurgical tests were carried out by Lyn Jones, P.Eng., Project Metallurgist and Inna Dymov, P.Eng., Senior Metallurgist of SGS Lakefield Research in Lakefield, Ontario. Mr. Jones and Ms. Dymov are Qualified Persons as defined under National Instrument 43-101. Original sample preparation was carried out by Lakefield Geosol, an ISO 9001-2000 laboratory based in Brazil. Sample selection was done by Desert Sun and reviewed by Mr. Bruce Ferguson, P.Eng. consulting metallurgist for Desert Sun with Kappes, Cassidy & Associates. Mr. Ferguson is a Qualified Person as defined under National Instrument 43-101.

PROPOSED PLANT EXPANSION

Desert Sun has commissioned AMEC Americas to complete a pre-feasibility study for the proposed plant expansion to 6,500tpd and 10,000tpd. Additional metallurgical testing of the ore is planned to determine how to best optimize the flow circuit in the expansion scenarios. It is anticipated that this study will be completed in mid-2006.

Mineral Resource and Mineral Reserve Estimates

OVERVIEW

Desert Sun first estimated mineral resources for the Jacobina property in August 2003 and this estimate was subsequently updated in December 2004. Both of these estimates were reviewed and confirmed by B. Terrence Hennessey, P.Geo. of Micon International and outlined in the reports of Hennessey (2003b) and Pearson and Tagliamonte (2005). This present report provides an update of the mineral resources incorporating results of the 2005 diamond drilling as discussed above. The methodology employed in preparing the new estimation follows that outlined in Hennessey (2003b) and Pearson and Tagliamonte (2005) using the polygonal longitudinal method. Some geostatistical analysis has been completed on some of the zones and this work is continuing with intent of eventually moving to a block model methodology. However, past production indicates that the polygonal longitudinal method provides a reliable estimate of resources sufficient to provide the basis for mineral estimation.

MINERAL RESOURCE ESTIMATES

DATABASE

The assay database, from which the mineral resources at the Jacobina project are estimated, is comprised of two sample types, drill core and chip/channel samples. All of the historical data has been verified and entered into the Gemcom digital database by Desert Sun. New drill holes are logged and information entered directly in a digital database using the Logger program. As assays are received, they are loaded into the Gemcom database which automatically matches the assay results to the correct samples. Chip/channel samples have been entered as pseudo drill holes for use in the resource estimation.

SPECIFIC GRAVITY

JMC used a specific gravity (SG) of 2.70 for all resource estimation at the mine because the host rocks were composed dominantly of quartz and did not appear to be porous. This number appeared to be confirmed by initial physical property work for Desert Sun by Buckle and Alikay (2002) who obtained an average SG of 2.68 from twelve hand specimen samples. However, as part of the feasibility study being conducted by SNC-Lavalin, Desert

Sun submitted 18 core samples for a "waxed core bulk density test". The waxed core test returns a true bulk density allowing for porosity in the rock samples.

The average result for the 18 bulk density tests was 2.62 with very little scatter to the data. As a consequence Desert Sun has chosen to pursue a somewhat conservative course and use a bulk density of 2.60 tonnes per cubic metre for resource estimation. Micon concurred with the decision.

ESTIMATION METHODOLOGY

The estimation methodology utilized is the same as outlined in the Hennessey (2003b) and Pearson and Tagliamonte (2005) using the conventional polygonal method on vertical longitudinal sections. The only exception to this methodology is Canavieiras where a polygonal cross-sectional method has been used because of the flatter orientation. Geological interpretation of the extent of mineralization for each reef is plotted on the long sections after interpretation has been performed, using plans, drill sections and construction of a 3-D model in GEMCOM. Individual polygons are created around separate drill hole pierce points. This process is accomplished by plotting the halfway points between all drill holes which then become the vertices at which two, or more, lines of a polygon join. Polygons at the outer edge of the area drilled are terminated against bounding faults and dykes, projected to appropriate depth and terminated or finished against blank polygons around low grade drill holes.

The interpreted extent of mineralization is also subdivided into separate blocks which overly the polygons. The blocks conform to, and are limited by, existing or projected development, as appropriate. These blocks represent individual mineable blocks or stopes or, in unplanned areas of the mine, reasonable projection distances for assay data.

Polygons were done in AutoCAD and areas measured. The determination of volumes and conversion to tonnes was done by the following formula:

Resource (tonne) = PLV (m²)* T. Width (m) * 2.6/ sin(d)
Where:

PLV (m²) = area on vertical longitudinal plane
T. Width (m) = true width of drill intersection
2.6 = Specific Gravity
sin (d) = sin dip angle of the mineralized zone

High assays were cut to 30 g Au/t however this only affected a small number of assays.

General economic criteria were applied to the resource estimation by Desert Sun in that resource blocks had to meet the average cash cost cut off grade in order to remain in the published table of mineral resources. This was in practice about 1.4 – 1.5 g Au/t depending on the deposit.

The polygonal method is a long established method of resource estimation which has been shown to be capable of producing accurate global grade estimates when properly used. Jacobina's production grade reconciliations discussed below, have demonstrated that the mineral resource estimates have predicted mining block grades with reasonable accuracy.

However, it is recognized by Desert Sun that the polygonal method does have some drawbacks as pointed out by Hennessey (2003b). Individual polygon grades are based on single drill holes. The normal variability in sampling for gold makes it unlikely that individual polygon grades have been determined with great accuracy even if the average of a large number of polygons is accurate. Therefore using individual polygon grades to "high grade" or selectively mine a deposit is likely to lead to unachievable expectations.

At Jacobina this side effect is of little material impact as the extents of the zones have generally been selected based on recognizable geological criteria and the extension of previous mining experience. As such the grades of each level of the mine or annual production can be predicted with some confidence. Desert Sun is actively engaging experience geostatistical consultants to determine a more optimum grade interpolation method to provide better local grade estimates to facilitate mine planning.

The updated resource estimate has been reviewed and confirmed by B. Terrence Hennessey, P.Geo. of Micon International. Mr. Hennessey, who is an independent qualified person as defined under National Instrument 43-101, visited the site from November 30 to December 2, 2004. His opinion letter is included in this report as APPENDIX III.

RESOURCE ESTIMATION

The mineral resource estimate reported here in which is an update of the December 2004 estimate was done in accordance with the standards of Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by CIM Council on August 20, 2000 and modified on December 11, 2005 (the CIM Code) and reportable under NI 43-101. B. Terrence Hennessey, P.Geo. of Micon visited the site from General economic criteria have been applied to the resource estimation in that blocks must meet the average cash cost cut off grade to remain in the published table of resources. The resources are classified into confidence categories of measured, indicated and inferred using the following criteria;

João Belo Area

- Measured Resources are located between drifting on two underground levels and grades are estimated from channel samples from development headings with maximum intervals of 5 m, cross cuts every 15m and drill holes every 20 m along the drifts.

- Indicated Resources are delimited by one underground drift along the strike of the zone with similar sampling/drilling as in the measured resources. Below the drift the distance between the drill holes is variable with an average of 130 m along strike and 50 m vertically. In the southern extensions of the João Belo North block the limits are established by a higher drill hole density and the 730 level extension. In addition, the extensive mined out stopes to the north strongly support indicated mineral resources in this area. Development work and definition drilling at the Jacobina mine in 2005 has continued to confirm the excellent continuity of the ore zones along strike and downdip.

- Inferred Resources have been estimated where wide spaced diamond drilling, surface geological data (including garimpos) and underground data indicate geological continuity. Inferred blocks are defined by at least one drill hole.

Basal Reef, Main Reef, Serra do Córrego, Intermediate MVT Reefs, Canavieiras and Other Areas

- Measured Resources are located between drifting on two underground levels. Grades are determined from channel samples which were consistently taken from the face of the two on-reef drifts with a maximum interval of 5.0 m.

- Indicated Resources are defined by a high density of diamond drill holes with a maximum spacing of 50 m (Basal Reef - 50 m horizontal by 40 m vertical; Serra do Córrego - 25 m horizontal by 30 m vertical; Intermediate MVT - 50 m horizontal by 50 m vertical and Canavieiras – 30 m horizontal in flat zone). Where the drilling density is not as high, extensive mined out stopes indicate continuity of structure and support grades estimated from adjacent drill holes.

- Inferred Resources have been estimated where wide spaced drilling, surface geological data (including garimpos) and underground data indicates geological continuity. Inferred blocks are defined by at least one drill hole.

MINERAL RESOURCES

The mineral resources, as updated and determined by Desert Sun and reviewed and confirmed by B. Terrence Hennessey, P.Geo. of Micon International (see opinion letter in APPENDIX III), are set out by area in Table 18 below.

Measured and Indicated mineral resources for all zones at Jacobina now total **27,900,000 tonnes grading 2.57g Au/t containing 2,311,000 ounces of gold**. This is a significant increase of 261,000 ounces of gold compared to the December 2004 measured and indicated resource of 24,800,000 tonnes grading 2.53g Au/t containing 2,050,000 ounces of gold. Since the August 2003 resource estimate that formed the basis for the SNC-Lavalin feasibility study, exploration and development work by Desert Sun has increased Measured and Indicated mineral resources by

949,000 ounces of gold. At the Jacobina Mine, drilling and development has outlined sufficient new measured and indicated resources to replace 2005 production.

Additionally, Inferred mineral resources in all zones now total **33,600,000 tonnes grading 2.80g Au/t containing 3,029,000 ounces of gold.** This a substantial addition of 1,129,000 ounces of gold compared to the December 2004 inferred mineral resource of 22,200,000 tonnes grading 2.61g Au/t containing 1,900,000 ounces of gold. This increase reflects major additions at the Jacobina Mine (João Belo zone) where inferred mineral resources now total 14,430,000 tonnes grading 2.66g Au/t containing 1,235,000 ounces of gold compared to the December 2004 inferred resource of 5,300,000 grading 2.33g Au/t containing 390,000 ounces of gold. The Inferred mineral resource at Canavieiras now totals 6,900,000 tonnes grading 3.29 g Au/t containing 730,000 ounces compared to the December 2004 Inferred mineral resource of 3,700,000 tonnes grading 2.41g Au/t containing 290,000 ounces of gold, an increase of 440,000 ounces.

The following sections summarize the updated mineral resources for each of the major target areas and provide vertical longitudinal sections and plans showing the distribution of resource blocks in the principal areas.

TABLE 18   SUMMARY OF MINERAL RESOURCES UPDATED BY DESERT SUN AND REVIEWED AND CONFIRMED BY MICON AS OF DECEMBER 20, 2005

Category	Mine	Tonnes	Grade (g/t Au)	Contained Gold (ounces)
Measured	João Belo	3,100,000	2.35	234,000
	Morro do Vento - Basal/Main	210,000	5.77	39,000
	Morro do Vento Ext. – Basal/ Main	40,000	5.34	7,000
	Canavieiras	60,000	6.73	13,000
	Serra do Córrego	10,000	7.50	2,000
	Subtotal	**3,400,000**	**2.68**	**295,000**
Indicated	João Belo	10,570,000	2.29	780,000
	Morro do Vento-Intermediate	5,800,000	2.18	407,000
	Morro do Vento - Basal/Main	1,010,000	4.83	157,000
	Morro do Vento Ext - Basal/Main	3,530,000	2.87	325,000
	Canavieiras	1,930,000	3.45	214,000
	Serra do Córrego	910,000	2.39	70,000
	Joao Belo Sul	770,000	2.55	63,000
	Subtotal	**24,500,000**	**2.56**	**2,016,000**
Total Measured and Indicated	João Belo	13,670,000	2.31	1,015,000
	Morro do Vento-Intermediate	5,800,000	2.18	407,000
	Morro do Vento - Basal/Main	1,220,000	4.99	195,000
	Morro do Vento Ext - Basal/Main	3,560,000	2.89	332,000
	Canavieiras	1,990,000	3.54	227,000
	Serra do Córrego	920,000	2.44	72,000
	Joao Belo Sul	770,000	2.55	63,000
	Total	**27,900,000**	**2.57**	**2,311,000**
Inferred[2]	João Belo	14,430,000	2.66	1,235,000
	Morro do Vento-Intermediate	2,460,000	2.42	191,000
	Morro do Vento - Basal/Main	1,920,000	3.78	233,000
	Canavieiras	6,900,000	3.29	730,000
	Serra do Córrego	1,350,000	3.51	152,000
	Joao Belo Sul	3,890,000	1.67	209,000
	Other Areas	2,680,000	3.23	279,000
	Total	**33,600,000**	**2.80**	**3,029,000**

[1]Totals have been rounded

[2] There are no inferred resources at Morro do Vento Ext. - Basal/Main as the target has been completely drilled off

João Belo

Total measured and indicated mineral resources at Joao Belo are **13,667,000 tonnes grading 2.31 g Au/t containing 1,015,000 ounces of gold** as set out in Table 19 of which the bulk of mineral resources are in the LMPC Reef which is the main ore zone being mined . Inferred mineral resources as shown Table 20 total **14,432,000 tonnes grading 2.66g Au/t containing 1,235,000 ounces of gold** which is a substantial increase of 845,000 ounces from the December 2004 total of 5,300,000 tonnes grading 2.33 g Au/t containing 390,000 ounces of gold. The FW Reef is a new zone discovered in 2005 and has added 1,048,000 tonnes grading 2.84 g Au/t containing 95,700 ounces of gold to measured and indicated and 3,088,000 tonnes grading 2.55 g Au/t containing 253,200 ounces to the inferred category. The zone is open along strike and at depth. The outline of the mineral resource in the FW reef which is 40m below the LMPC reef is shown in a dashed line.

TABLE 19 SUMMARY OF MEASURED AND INDICATED MINERAL RESOURCES, JOAO BELO ZONE AS OF DECEMBER 20, 2005

JOÃO BELO	MEASURED		INDICATED		MEASURED + INDICATED		
Reef	Tonnes	Au Grade (g/t)	Tonnes	Au Grade (g/t)	Tonnes	Au Grade (g/t)	Contained Oz.
LMPC - BLOCKS	1,551,000	2.26	6,354,000	2.16	7,905,000	2.18	554,100
LMPC - CROWN PILLAR	1,109,000	2.29	1,178,000	2.13	2,287,000	2.21	162,500
LMPC-VERTICAL PILLAR	359,000	2.71	0	0.00	359,000	2.71	31,300
LMPC- RIB PILLAR	0	0.00	909,000	2.13	909,000	2.13	62,300
LMPC – OTHER PILLARS	0	0.00	582,000	2.21	582,000	2.21	41,400
MPC REEF	82,000	3.35	495,000	3.66	577,000	3.62	67,200
FW REEF	0	0.00	1,048,000	2.84	1,048,000	2.84	95,700
LVL REEF	0	0.00	0	0.00	0	0.00	0
TOTAL	**3,101,000**	**2.35**	**10,566,000**	**2.29**	**13,667,000**	**2.31**	**1,015,000**

TABLE 20 SUMMARY OF INFERRED MINERAL RESOURCES, JOAO BELO ZONE AS OF DECEMBER 20, 2005

JOÃO BELO	INFERRED		
Reef	Tonnes	Au Grade (g/t)	Contained Oz.
LMPC - BLOCKS	10,297,000	2.57	850,800
LMPC - CROWN PILLAR	0	0.00	0
LMPC-VERTICAL PILLAR	0	0.00	0
LMPC- RIB PILLAR	0	0.00	0
LMPC – OTHER PILLARS	0	0.00	0
MPC REEF	930,000	3.82	114,200
FW REEF	3,088,000	2.55	253,200
LVL REEF	117,000	4.38	16,500
TOTAL	**14,432,000**	**2.66**	**1,235,000**

Morro do Vento - Intermediate Reefs

Total measured and indicated mineral resources at Morro do Vento in the Intermediate Reefs are **5,797,000 tonnes grading 2.18 g Au/t containing 407,000 ounces of gold** as set out in Table 21. The bulk of these resources are in the MU and LU Reefs. Inferred mineral resources total **2,464,000 tonnes grading 2.42 g Au/t containing 191,000 ounces of gold** (Table 22). The resource estimate for Morro do Vento is unchanged from the December 2004 estimate as no further exploration drilling was done on this target in 2005. There is considerable potential to increase mineral resources in both zones below the 800 level as there has been only limited previous drilling below this level.

TABLE 21   SUMMARY OF MEASURED AND INDICATED MINERAL RESOURCES, MORRO DO VENTO ZONE, INTERMEDIATE REEFS

MORRO DO VENTO	MEASURED		INDICATED		MEASURED + INDICATED		
Intermediate Reefs	Tonnes	Au Grade (g/t)	Tonnes	Au Grade (g/t)	Tonnes	Au Grade (g/t)	Contained Oz.
INTERMED. - LU REEF	0	0.00	2,052,000	2.38	2,052,000	2.38	157,000
INTERMED. MU REEF	0	0.00	3,675,000	2.02	3,675,000	2.02	238,700
INTERMED. LVLPC REEF	0	0.00	70,000	4.83	70,000	4.83	10,900
INTERMED - SPC REEF	0	0.00	0	0.00	0	0.00	0
TOTAL	**0**	**0.00**	**5,797,000**	**2.18**	**5,797,000**	**2.18**	**407,000**

TABLE 22   SUMMARY OF INFERRED MINERAL RESOURCES, MORRO DO VENTO ZONE, INTERMEDIATE REEFS

MORRO DO VENTO	INFERRED		
Intermediate Reefs	Tonnes	Au Grade (g/t)	Contained Oz.
INTERMED. - LU REEF	696,000	2.58	57,700
INTERMED. MU REEF	1,385,000	2.46	109,500
INTERMED. LVLPC REEF	131,000	2.29	9,600
INTERMED - SPC REEF	252,000	1.79	14,500
TOTAL	**2,464,000**	**2.42**	**191,000**

Morro do Vento – Basal and Main Reefs

Total measured and indicated mineral resources at Morro do Vento in the Basal and Main Reefs are **1,217,000 tonnes grading 4.99 g Au/t containing 195,000 ounces of gold** as set out in Table 23. These resources are based on past production and historic drilling above the 400 level. Inferred mineral resources (Table 24) total **1,916,000 tonnes grading 3.78 g Au.t containing 233,000 ounces of gold**. This is an approximately 50% increase over the inferred resources of December 2004. There is good potential to increase mineral resources in both reefs in the Morro do Vento area below the 400 level.

TABLE 23   SUMMARY OF MEASURED AND INDICATED MINERAL RESOURCES, MORRO DO VENTO ZONE, BASAL AND MAIN REEFS

MORRO DO VENTO	MEASURED		INDICATED		MEASURED + INDICATED		
Basal/Main Reefs	Tonnes	Au Grade (g/t)	Tonnes	Au Grade (g/t)	Tonnes	Au Grade (g/t)	Contained Oz.
BASAL REEF-OLD	25,000	4.20	557,000	3.07	582,000	3.12	58,400
BASAL REEF-NEW	0	0.00	0	0.00	0	0.00	0
MAIN REEF-OLD	183,000	5.99	452,000	7.00	635,000	6.71	137,000
MAIN REEF - NEW	0	0.00	0	0.00	0	0.00	0
TOTAL	**208,000**	**5.77**	**1,009,000**	**4.83**	**1,217,000**	**4.99**	**195,000**

TABLE 24   SUMMARY OF INFERRED MINERAL RESOURCES, MORRO DO VENTO ZONE, BASAL AND MAIN REEFS

MORRO DO VENTO	INFERRED		
Basal/Main Reefs	Tonnes	Au Grade (g/t)	Contained Oz.
BASAL REEF-OLD	150,000	3.29	15,900
BASAL REEF-NEW	1,184,000	2.28	86,800
MAIN REEF-OLD	350,000	8.48	95,400
MAIN REEF - NEW	232,000	4.66	34,800
TOTAL	**1,916,000**	**3.78**	**233,000**

Morro do Vento Extension – Basal and Main Reefs

Total measured and indicated mineral resources at Morro do Vento Extension in the Basal and Main Reefs are **3,563,000 tonnes grading 2.89 g Au/t containing 332,000 ounces of gold** as set out in Table 25. There are no inferred mineral resources as the target was completely drilled off in the 2005 program. While the targets in the Morro do Vento Extension target have been extensively drilled from surface hence there is limited potential to outline additional resources in this target area, there is considerable potential to outline additional resources in the same target reefs, in the Morro do Vento area to the south.

TABLE 25   SUMMARY OF MEASURED AND INDICATED MINERAL RESOURCES, MORRO DO VENTO EXTENSION ZONE, BASAL AND MAIN REEFS

MORRO DO VENTO EXTENSION	MEASURED		INDICATED		MEASURED + INDICATED		
Basal/Main Reefs	Tonnes	Au Grade (g/t)	Tonnes	Au Grade (g/t)	Tonnes	Au Grade (g/t)	Contained Oz.
BASAL REEF MCZ - FW MINED	0	0.00	683,000	2.82	683,000	2.82	61,900
BASAL REEF - MCZ - OLD PILLARS	0	0.00	120,000	2.93	120,000	2.93	11,300
BASAL REEF - MCZ - LATERAL	0	0.00	51,000	2.22	51,000	2.22	3,600
BASAL REEF - MCZ - BLOCKS	0	0.00	2,084,000	2.68	2,084,000	2.68	179,600
MAIN REEF-OLD	38,000	5.34	48,000	5.69	86,000	5.54	15,300
MAIN REEF-NEW	0	0.00	200,000	3.98	200,000	3.98	25,600
MAIN REEF FW	0	0.00	339,000	3.14	339,000	3.14	34,200
TOTAL	**38,000**	**5.34**	**3,525,000**	**2.87**	**3,563,000**	**2.89**	**332,000**

Canavieiras

At Canavieiras, there are six (6) major mineralized reefs, from upper to lower, these are: Maneira, Hollandez, Liberino, Piritoso, MU and LU. The Maneira and Hollandez reefs are above the old mine workings, the Liberino and Piritoso reefs were previously mined and the MU and LU reefs are below the old workings. Total measured and indicated mineral resources at Canavieiras in all reefs are **1,989,000 tonnes grading 3.54 g Au/t containing 227,000 ounces of gold** as set out in Table 26. Inferred mineral resources total **6,904,000 tonnes grading 3.29 oz. Au/t containing 730,000 ounces of gold** (Table 27). These resources are significantly increased from the December 2004 estimate of 900,000 tonnes grading 3.80 g Au/t containing 110,000 ounces of gold in measured and indicated and 3,700,000 tonnes grading 2.41 g Au/t containing 290,000 ounces of gold in inferred mineral resources. The location of the old mine workings and stopes (projected for the MU and LU maps) are shown on each map. There is excellent potential to outline additional resources to the south and east in all three of these reefs as well as in the other target reefs.

TABLE 26   SUMMARY OF MEASURED AND INDICATED MINERAL RESOURCES, CANAVIEIRAS

CANAVIEIRAS	MEASURED		INDICATED		MEASURED + INDICATED		
Reef	Tonnes	Au Grade (g/t)	Tonnes	Au Grade (g/t)	Tonnes	Au Grade (g/t)	Contained Oz.
PIRITOSO REEF	56,000	6.73	58,000	8.25	114,000	7.50	27,500
LIBERINO REEF	0	0.00	51,000	6.16	51,000	6.16	10,100
INTERMED. MU - CAN	0	0.00	1,492,000	3.27	1,492,000	3.27	156,900
INTERMED. LU - CAN	0	0.00	332,000	3.01	332,000	3.01	32,100
HOLLANDEZ REEF	0	0.00	0	0.00	0	0.00	0
TOTAL	**56,000**	**6.73**	**1,933,000**	**3.45**	**1,989,000**	**3.54**	**227,000**

TABLE 27 SUMMARY OF INFERRED MINERAL RESOURCES, CANAVIEIRAS

CANAVIEIRAS	INFERRED		
Reef	Tonnes	Au Grade (g/t)	Contained Oz.
PIRITOSO REEF	352,000	4.66	52,700
LIBERINO REEF	503,000	3.84	62,100
INTERMED. MU - CAN	4,469,000	3.28	471,300
INTERMED. LU - CAN	1,039,000	3.20	106,900
HOLLANDEZ REEF	541,000	2.10	36,500
TOTAL	**6,904,000**	**3.29**	**730,000**

Serra do Córrego

Measured and indicated mineral resources at Serra do Córrego total **919,000 tonnes grading 2.44 g Au/t containing 72,000 ounces of gold** as set out in Table 28. All of these resources are in the MU and LU Reefs. Inferred mineral resources in all reefs total **1,348,000 tonnes grading 3.51 g Au/t containing 152,000 ounces of gold** (Table 29). The resource estimate for Serra do Corrego is unchanged from the August 2003 and December 2004 estimate as no further exploration drilling was done on this target in 2004 and 2005. There is considerable potential to increase mineral resources in both zones along strike and down dip.

TABLE 28 SUMMARY OF MEASURED AND INDICATED MINERAL RESOURCES, SERRA DO CÓRREGO, INTERMEDIATE REEFS

CANAVIEIRAS	MEASURED		INDICATED		MEASURED + INDICATED		
Reef	Tonnes	Au Grade (g/t)	Tonnes	Au Grade (g/t)	Tonnes	Au Grade (g/t)	Contained Oz.
LOWER UNIT (LU)	10,000	7.50	582,000	2.15	592,000	2.24	42,600
MIDDLE UNIT (MU)	0	0.00	327,000	2.81	327,000	2.81	29,500
MANEIRA SUL - SCO	0	0.00	0	0.00	0	0.00	0
MANEIRA NORTE - SCO	0	0.00	0	0.00	0	0.00	0
TOTAL	**10,000**	**7.50**	**909,000**	**2.39**	**919,000**	**2.44**	**72,000**

TABLE 29 SUMMARY OF INFERRED MINERAL RESOURCES, SERRA DO CÓRREGO, INTERMEDIATE REEFS

CANAVIEIRAS	INFERRED		
Reef	Tonnes	Au Grade (g/t)	Contained Oz.
LOWER UNIT (LU)	96,000	3.21	9,900
MIDDLE UNIT (MU)	0	0.00	0
MANEIRA SUL - SCO	341,000	3.53	38,700
MANEIRA NORTE - SCO	911,000	3.53	103,400
TOTAL	**1,348,000**	**3.51**	**152,000**

Joao Belo Sul

Total measured and indicated mineral resources at Joao Belo Sul, located 5.5 km south of the Jacobina Mine (see Fig. 7.4) are **768,000 tonnes grading 2.55 g Au/t containing 63,000 ounces of gold.** Inferred mineral resources total **3,892,000 tonnes grading 1.67 g Au/t containing 209,000 ounces of gold.** These resources are in the LMPC reef which is equivalent to the main reef zone being mined at the Jacobina Mine (Joao Belo zone).

Other Areas

Inferred mineral resources in other areas total **33,640,000 tonnes grading 3.23 g Au/t containing 279,000 ounces of gold** as outlined in Table 30. There are no measured and indicated mineral resources defined in these targets. The target areas in Jacobina Sul which are Campo Limpo and Lagedo Preto (Fig. 7.4), are located 8.5 km and 13.0 km, respectively south of the Jacobina mine. The Jacobina Norte area extends from just north of the city of Jacobina 5.0 km along strike to the north (Fig. 7.4). Both of these areas have extensive garimpo (free miner) workings with limited historical drilling.

TABLE 30   SUMMARY OF INFERRED MINERAL RESOURCES IN OTHER AREAS, JACOBINA MINE AREA

OTHER AREAS	INFERRED		
Reef	**Tonnes**	**Au Grade (g/t)**	**Contained Oz.**
JACOBINA SUL			
CAMPO LIMPO	1,122,000	2.10	75,800
LAGEDO PRETO	138,000	3.54	15,700
SUBTOTAL	**1,260,000**	**2.26**	**91,500**
JACOBINA NORTE			
SERRA BRANCA -1	241,000	4.21	32,600
SERRA BRANCA -2	591,000	5.50	104,500
SERRA BRANCA -3	590,000	2.64	50,100
SUBTOTAL	**1,422,000**	**4.09**	**187,200**
TOTAL OTHER AREAS	**2,682,000**	**3.23**	**279,000**

MINERAL RESERVES

The updated mineral reserve estimate for the Jacobina mine area is set out in Table 31 below. Proven and probable mineral reserves in the Jacobina Mine (João Belo Zone) are **13,220,000 tonnes grading 2.15 g Au/t containing 913,100 ounces of gold.** Total Proven and Probable mineral reserves in all zones are **21,580,000 tonnes grading 2.18 g Au/t containing 1,510,000 ounces** as summarized in Table 31 below. This is an increase of 310,000 ounces from the August 2005 reserve estimate (see press release August 11, 2005)

The reserves were estimated using a gold price of US$400 per ounce and a block cutoff grade of 1.41 grams gold per tonne. Dilution and mining recovery rates appropriate for each zone were applied following established practices at the mine. Desert Sun has all operating permits in place for production. Peter Tagliamonte, P.Eng., Vice President Operations and COO for Desert Sun supervised all aspects of the estimation of the updated mineral reserves. Mr. Tagliamonte is a Qualified Person (QP) as defined under National Instrument 43-101.

TABLE 31 ESTIMATED MINERAL RESERVES AS OF DECEMBER 31, 2005, JACOBINA MINE AREA

Mine/Area	Proven		Probable		Proven & Probable		
	Tonnes	g Au/t	Tonnes	g Au/t	Tonnes	g Au/t	Ounces Contained
Joao Belo [2]	3,007,000	2.18	10,215,000	2,14	13,220,000	2.15	913,000
Morro do Vento [4]	Nil	Nil	4,672,000	1.95	4,672,000	1.95	292,000
Morro do Vento Ext. (Basal Reef [3]	58,000	3.57	2,712,000	2.68	2,770,000	2.69	240,000
Serra de Córrego [3]	Nil	Nil	918,000	2.17	918,000	2.17	64.000
Total [5]					**21,580,000**	**2.18**	**1,510,000**

[1] Mineral reserves have been classified in accordance with CIM standards under NI 43-101.
[2] Desert Sun Mining mineral reserve estimate December 31, 2005
[3] Updated following original Dynatec mineral reserve estimation of September 2003 in the SNC Lavalin feasibility study (see Desert Sun Press Release September 12, 2003).
[4] Desert Sun Mining mineral reserve estimate August 11, 2005 (reviewed by Devpro Mining Inc.) (see Desert Sun Press Release August 11, 2005).
[5] Totals have been rounded.

1JACOBINA MINE (JOAO BELO ZONE)

The mineral reserve estimate at the Jacobina Mine (Joao Belo zone) is based on the total measured and indicated mineral resources of **13,667,000 tonnes grading 2.31g Au/t containing 1,015,000 ounces of gold**. The proven and probable mineral reserve is 13,220,000 tonnes grading 2.15 g Au/t containing 913,100 ounces as set out in Table 32

TABLE 32 MINERAL RESERVES, JACOBINA MINE (JOAO BELO ZONE) AS AT DECEMBER 31, 2005

	JOAO BELO MINERAL RESERVE		
CATEGORY	TONNES	GRADE (g Au/t)	CONTAINED GOLD (ounces)
Proven	3,007,000	2.18	210,400
Probable	10,215,000	2.14	702,700
Total Proven and Probable	**13,220,000**	**2.15**	**913,000***

* total rounded

The mineral reserve estimate is based on the updated mineral resource estimate which was prepared using a conventional polygonal technique on vertical longitudinal sections using the procedures as set out in the reports by Hennessey (2003b) and Pearson and Tagliamonte (2005). Key parameters for the determining the reserve estimate are as follows.

Specific Gravity

A specific gravity of 2.6 was used. This is same value that was used in the Micon report (Hennessey 2003b) based on tests by SGS Lakefield (SNC Lavalin 2003). A specific gravity of 2.6 was used in the estimate based on a "waxed core bulk density test" carried out in July 2003 by SGS Lakefield, as proposed by SNC-Lavalin; this lowered the specific gravity from earlier estimates of 2.7 that were previously used at the mine.

Geometry

The average dip of the mineralized ore body (LMPC reef) is 60°E.

Methodology

The area of polygons was determined on vertical longitudinal section using AutoCAD. For volume and tonnage calculation the following formulae was used.

$$\text{Reserve} = \text{Area of polygon (m2)} \times \text{true width (m)} \times 2.6 / 0.87$$

Mining Method

The mining method that is used at the Jacobina Mine is sub-level retreat open stoping method. The ore reserve mine plan consists of stopes that approximately extend from Joao Belo I 605 meter level to 445 meter level (N 8751100 to N8751570) and Joao Belo II 820 meter level to 280 meter level from (N8750650 to N 8751100).

Pillars will be left based on the rock mechanics study done by MLF Geotecnica e Mechanicia de Roches Ltda (MLF). Rib pillars will be left along strike where required but optimized in sections of unpay or low grade zones within the ore body. Sill pillars and stope access pillars are temporary left and removed once the mining above has been completed. Mining recovery based on this application was calculated to be 88%, which is consistent with what is currently being achieved and also consistent similar sized ore bodies with excellent ground conditions and using Longhole mining methods. Generally, the layout provides for two parallel drill drives to be established in both the footwall contact and hanging wall contact at intervals that generally limit Longhole drilling to approximately 30 m. The drilling is by electric hydraulic tire-mounted, ITH hammer drill rigs and takes place from the sub-level to the drill drift or undercut drift. Drill patterns are based on what is currently being used and previous DESERT SUN experience with parallel holes.

The parallel development drifts are established in both the footwall contact and hanging wall contact. This allows for parallel straight holes and pre-shearing holes to be drilled along both the footwall and hangingwall. Parallel holes in conjunction with pre-shearing holes are done with ITH electric hydraulic drills which significantly reducing drill hole deviation and the introduction of wall sloughing. Low energy ANFO will be the blasting agent used in the blast holes. Cartridges of emulsion type explosive will be used for drill holes when wet conditions are encountered. All production mucking will be performed by 15 tonne LHD's (load-haul-dump) machines equipped with remote controls. Material haulage will be done with 35 tonne trucks. Haulage trucks will transport the ore from the underground on a dedicated haulage drift to the crusher plant or a surface stockpile. Once the trucks leave the underground they will travel on a high speed double lane hard pack haulage road and dump directly into the crusher plant or surface stockpile.

Dilution

Dilution estimates for the 2006 reserves are based on actual reconciled results from the operating mine include an overall average of 10%. This was based on based on a continued dilution of 151 cm; 121 cm and 30 cm respectively from the combined hangingwall and footwall of the stopes for the mine. MLF Geotecnica e Mechanicia de Roches Ltda (MLF), a Brazilian-based geotechnical firm acts as a rock mechanics consultant for the Jacobina Mine and also participated in the

2003 feasibility study for SNC Lavalin, also provided information related to dilution in the form of estimated displacement and de-stressing around the stopes.

Dilution was calculated based on ore width (m) according to drilling or channel sampling information plus 1.51 meters dilution; 1.51 meters on the hangingwall (HW) and 0.30 meters on the footwall (FW). The grade of dilution is summarized in Table 33.

The grade of dilution was estimated from diamond drill samples as follows: Dilution grade calculations were done on an individual mining block basis with hanging wall and foot wall grades initially kept separate. With known zone widths this was easily translated into a predicted thickness of hanging wall and foot wall rock which would comprise the dilution. All drill holes in each mining block were then queried for those intervals and their grades weight averaged. Hanging wall and foot wall were at first averaged separately, in case the grade of each needed to be known, but were later averaged together. Grades by zone were then averaged for each mining block.

TABLE 33   GRADE OF DILUTION, JOAO BELO ZONE

CATEGORY	True Width (m)	Dilution Grade (g Au/t)
Footwall		
Proven	1.0	0.23
Probable	1.0	0.23
Hangingwall		
Proven	1.0	0.53
Probable	1.0	0.53

The following formula was used for diluted grade:

Diluted Grade = ((ore width x grade) + (1.21meters HW x HW grade) + (0.30 meters FW x FW grade)) / stoping width

The control of dilution is achieved by using modern art electric hydraulic ITH drill capable of drilling accurate straight holes up 50 meters. Development provides two parallel drill drives that are established in both the footwall contact and hanging wall contact at intervals that generally limit Longhole drilling to approximately 30 meters. The Drilling is done by the same electric hydraulic tire-mounted, ITH drill rigs and take place from the upper sub-level drill drift to the lower sub-level drift.

The parallel drill drives to be established in both the footwall contact and hanging wall contact will allow for parallel straight holes and where required pre-shearing holes are drilled along both the footwall and hanging wall. Parallel holes in conjunction with pre-shearing holes done with ITH electric hydraulic drills significantly reducing drill hole deviation and the introduction of wall sloughing. The hanging wall development is guided by a good physical contact and precedes the footwall development. Diamond drilling is done from the leading hanging wall development on twenty (20) meter spacing to establish the footwall contact. This procedure allows astute determination of the actual footwall contact prior to the footwall development taking place.

Block Cut off Grade

The Block Cut Off Grade used was 1.41 g Au/t and was calculated from the Jacobina Mine Business Plan 2005 using a gold price of U$400/ounce and total operating costs of U$17.00/tonne.

MORRO DO VENTO

In August 2005, a positive pre-feasibility study on the Morro do Vento zone was completed by Devpro Mining (Adams et al., 2005). This study considered the indicated resource above the 800 level that totalled 5,016,000 tonnes grading 2.08 g Au/t containing 335,000 ounces of gold. The proven and probable mineral reserve at Morro do Vento is **4,672,000 tonnes grading 1.95 g Au/t containing 292,000 ounces of gold** as set out in Table 34.

TABLE 34   MINERAL RESERVES, MORRO DO VENTO ZONE
AS AT DECEMBER 31, 2005

| CATEGORY | MORRO DO VENTO MINERAL RESERVE | | |
	TONNES	GRADE (g Au/t)	CONTAINED GOLD (ounces)
Proven	0	0	0
Probable	4,672,000	1.95	292,000
Total Proven and Probable	**4,672,000**	**1.95**	**292,000**

The mineral reserve estimate is based on the updated mineral resource estimate which was prepared using a conventional polygonal technique on vertical longitudinal sections using the procedures as set out in the reports by Hennessey (2003b) and Pearson and Tagliamonte (2005). Key parameters for the determining the reserve estimate are as follows.

Specific Gravity

A specific gravity of 2.6 was used based on tests previously carried out by SGS Lakefield for the SNC Lavalin feasibility study in August 2003.

Geometry

The average dip of the mineralized ore body (MU and LU reefs) is 50°.

Methodology

The area of polygons was determined on vertical longitudinal section using AutoCAD. For volume and tonnage calculation the following formulae was used.

Reserve = Area of polygon (m2) x true width (m) x 2.6 / 0.77

Mining Method

The mining method selected is longitudinal longhole open stoping. This method is identical to that used in the past and is currently utilized in other areas at the Jacobina Mine operations.   This method of mining has proven successful and is therefore incorporated into the Devpro pre-feasibility study.

For the purposes of the Devpro study, the drill level interval has been selected at 25 metres in order to limit the length of drill hole to approximately 27 metres. This length of drill hole is felt to be the limit for drilling accuracy using top hammer drilling equipment. Drilling accuracy is a key issue in limiting dilution in long hole open stoping and the same techniques used to minimize hole deviation at the Jacobina Mine will be used at Morro do Vento.

Dilution

Dilution was estimated by assuming that 0.5 m of wall rock from the hanging wall and footwall would be excavated with the ore. The grade attributed to the dilution tonnage was based on assays of drill holes for these intersections. The dilution tonnage amounted to 742,000 tonnes, or approximately 13 % of the total reserve tonnes, at an average grade of 0.38 grams per tonne.

Block Cut-off Grade

The estimated mineral reserves area based on a cut-off grade of 1.41 g Au/t which is increased slightly from the cut-off grade used in the Devpro report (1.3 g Au/t) reflecting increases in costs since the report was completed, however the gold price has been increased from US$350 to US$400 offsetting these increased costs. The cutoff grade was calculated from the Jacobina Mine Business Plan 2006 using a gold price of U$400/ounce and total operating costs of U$17.00/tonne. Since mining will be taking place in the same general geological and mining environment as the Jacobina Mine (João Belo Zone), it is felt that the cut-off grade is appropriate for mineral reserve estimation for the Morro Vento area.

MORRO DO VENTO EXTENSION

The mineral reserve estimate at the Morro do Vento Extension is based on the total measured and indicated mineral resources of 3,560,000 tonnes grading 2.89g Au/t containing 332,000 ounces of gold. The proven and probable mineral reserve is **2,770,000 tonnes grading 2.69 g Au/t containing 240,000 ounces** as set out in Table 35.

TABLE 35   MINERAL RESERVES, MORRO DO VENTO EXTENSION ZONE
AS AT DECEMBER 31, 2005

MORRO DO VENTO EXTENSION MINE

MINERAL RESERVE

CATEGORY	TONNES	GRADE (g Au/t)	CONTAINED GOLD (ounces)
Proven	58,000	3.57	6,700
Probable	2,712,000	2.68	233,300
Total Proven and Probable	**2,770,000**	**2.69**	**240,000**

Specific Gravity

A specific gravity of 2.6 was used based on tests previously carried out by SGS Lakefield for the SNC Lavalin feasibility study in August 2003.

Geometry

The average dip of the mineralized ore body (Basal reef) is 55°.

Methodology

The estimation process is similar to that at Joao Belo except that only larger mining blocks are created. No individual polygons are created around drill holes. The area of mining blocks is determined and converted to volumes using the average true width of all composites in block and the correction for dip. Grades are interpolated by taking the weighted average, by composite width, of all assay composites through the block. Assays are capped at 30 g Au/t. Due to a relative lack of intercepts in the upper part of the deposit, chip/channel composites are used more commonly; at deeper levels diamond drilling completed during 2004 and 2005 at approximately 50m centres has outlined the indicated resources used as the basis for the reserve estimation.

The area of polygons was determined on vertical longitudinal section using AutoCAD. For volume and tonnage calculation the following formulae was used.

Reserve = Area of polygon (m2) x true width (m) x 2.6 / 0.82

Mining Method

The mining method will be Sub-level Open Stoping with drilling sublevels every 30m vertical distance. Production headings will have drawpoints located at 630 m, 525 m and 390 m levels.

Dilution

Dilution was estimated by assuming that 0.5 m of wall rock from the hanging wall and footwall would be excavated with the ore. The grade attributed to the dilution tonnage was based on assays of drill holes for these intersections. Dilution grade estimated was 0.21 g Au/t for hangingwall, 0.42 g Au/t for footwall and 0.30 g Au/t in total.

Block Cut-off Grade

Since mining will be taking place in the same general geological and mining environment as the Jacobina Mine (João Belo Zone), and Morro de Vento, the 1.41 g Au/t cut-off grade is appropriate for mineral reserve estimation for Morro do Vento Extension.

SERRA DO CORREGO

The mineral reserve estimate at Serra do Córrego is based on the total measured and indicated mineral resources of 920,000 tonnes grading 2.44g Au/t containing 72,000 ounces of gold. The proven and probable mineral reserve is **918,000 tonnes grading 2.17 g Au/t containing 64,000 ounces of gold** as set out in Table 36. This reserve estimate was prepared as part of the SNC Lavalin feasibility study completed in August 2003. A review of costs by Desert Sun and in consideration of the increased revenues from a higher gold price used for this reserve update (US$400 versus $US350), indicate that this reserve estimate remains reasonable and appropriate.

TABLE 36   MINERAL RESERVES, SERRA DO CÓRREGO ZONE AS AT DECEMBER 31, 2005

SERRA DO CÓRREGO

MINERAL RESERVE

CATEGORY	TONNES	GRADE (g Au/t)	CONTAINED GOLD (ounces)
Proven	-	-	-
Probable	918,000	2.17	64,000
Total Proven and Probable	**918,000**	**2.17**	**64,000**

Specific Gravity

A specific gravity of 2.6 was used based on tests previously carried out by SGS Lakefield for the SNC Lavalin feasibility study in August 2003.

Geometry

The average dip of the mineralized ore body (Mu and Lu reef) is 60°.

Methodology

The resources here in Serra do Córrego were estimated using a method similar to Joao Belo except that little previous development exists. The area of polygons was determined on vertical longitudinal section using AutoCAD. For volume and tonnage calculation the following formulae was used.

Reserve = Area of polygon (m2) x true width (m) x 2.6 / 0.87

Mining Method

The mining method will be Sub-level Retreat Longitudinal Open Stoping with drilling sublevels every 30m vertical distance. Production headings with draw points located at 830m, and 784m levels. It is estimated that a nominal target of 400 tonnes per day would be an appropriate rate for an appropriate rate given the size of the deposit, mine layout and the allowable time for preproduction development.

Dilution

Dilution was estimated by assuming that 0.5 m of wall rock from the hanging wall and footwall would be excavated with the ore. The grade attributed to the dilution tonnage was based on assays of drill holes for these intersections:

- Dilution grade estimated in MU zone 0.36 g Au/t for the hangingwall and 0.21 g Au/t for the footwall.
- Dilution grade estimated in LU zone 0.16 g Au/t for hangingwall and 0.36 g Au/t for the footwall.

Block Cut-off Grade

Since mining will be taking place in the same general geological and mining environment as the Jacobina Mine (João Belo Zone), and Morro de Vento, the 1.41 g Au/t cut-off grade is appropriate for mineral reserve estimation for Serra do Córrego.

RESPONSIBILITY FOR ESTIMATION

The mineral resource estimates were doneDesert Sun employees Anselmo Rubio, Carlos Barbosa and others under the direction of Desert Sun's in-house Qualified Person (QP) Dr. William N. Pearson, P.Geo. who accepts responsibility for the mineral resource estimate as Desert Sun's QP for geological and technical work, as required by NI 43-101

Mr. Rubio is a graduate of the school of geology at Universidade Federal Rural do Rio de Janeiro and has extensive experience at the Jacobina property having worked extensively on the original exploration, mine development and production over a period of almost 30 years. Mr. Barbosa is a graduate geological engineer from the Universidade Federal do Ouro Preto who is a computer specialist in the mining industry in Brazil. Both would be considered Qualified Persons except for the lack of membership in an appropriate self regulatory organization; such an organization is not in existence at this time in Brazil.

B. Terrence Hennessey, P.Geo. (APGO membership #0038), the author of several independent reports on the project (Hennessey, 2003a, 2003b and 1998) has reviewed the resource estimation procedures and results on a regular basis at Jacobina.

The mineral reserve estimate was completed by Desert Sun Mine Department personnel under the supervision of Mr. Peter Tagliamonte, P.Eng., who accepts responsibility for the mineral reserves as Desert Sun's QP for mining and engineering work as required by NI 43-101.

ITEM 5: SELECTED CONSOLIDATED FINANCIAL INFORMATION

5.1 Annual Information

	The information for 2005 is for the 12 month period ended December 31, 2005. The information for 2004 is for the 16 month period ended December 31, 2004. The information for 2003 is for the year ended August 31 $'000		
	2005	**2004**	**2003**
Net sales or total revenues	20,661	$673	$82
Income from continuing operations			
- in total	4,570	Nil	Nil
- per share	0.05	(0.00)	(0.00)
Net income (loss)			
- in total	(7,916)	($8,266)	($2,254)
- per share	(0.09)	(0.14)	(0.09)
Total Assets	142,614	64,876	10,088
Total long term debt	4,637	314	Nil
Cash dividends declared per share	Nil	Nil	Nil

The Company's accounting policy with respect to deferred exploration costs is to capitalize expenditures incurred and charge the amounts to income when properties are developed to a stage of commercial production, through unit of production depletion. If an area of interest is abandoned or if it is determined that its value is less than book value, the related costs are charged against income in the year of abandonment or determination of value.

5.2 Dividends

The Company has not paid any dividends since incorporation and the Company does not expect to pay dividends in the foreseeable future. Payment of dividends in the future is dependent upon the earnings and financial condition of the Company and other factors that the directors may deem appropriate at the time. However, the Company is not limited in any way in its ability to pay dividends on its common shares.

ITEM 6: MANAGEMENT'S DISCUSSION AND ANALYSIS

Reference is made to the "Management's Discussion and Analysis" filed on SEDAR on March 2, 2006, which is incorporated herein by reference and can be viewed at www.sedar.com.

ITEM 7: MARKET FOR SECURITIES

The common shares of the Company are listed and posted for trading on the TSX under the symbol DSM, on the American Stock Exchange under the symbol DEZ and are also quoted over the counter on the Berlin and Frankfurt Stock Exchanges under the symbol DRT.

Common share purchase warrants of the Company are posted for trading on the TSX, under the symbol "DSM.WT". Each such warrant is exercisable at a price of $2.50 before November 20, 2008.

ITEM 8: DIRECTORS AND OFFICERS

8.1 Name, Address, Occupation and Security Holding

The following table sets forth the name, municipality of residence, position held with the Company, principal occupation and number of shares beneficially owned by each person who is a director or an executive officer of the Company. The statement as to the number of common shares of the Company beneficially owned, directly or indirectly, or over which control or direction is exercised by the directors and executive officers hereinafter named is in each instance based upon information furnished by the person concerned and is as at March 21, 2006.

Name and Municipality of Residence	Position(s) Presently Held with Company & Period of Service as a Director/Officer	Principal Occupation	Number of Common Shares Beneficially Owned, Directly or Indirectly or Over which Control or Direction is Exercised
Stan Bharti (Toronto, Canada)	Chairman and Director since February 2002	Professional Engineer	1,149,999
Peter Bojtos[(2)(4)(5)] (Lakewood, United States)	Director since June 2002	Professional Engineer	146,666
Mike Hoffman (Toronto, Canada)	Vice President, Strategic Development since September, 2005	Vice President, Strategic Development of the Company	8,333
Bruce Humphrey (Brampton, Canada)	President, Chief Executive Officer and a Director since October 2004	Mining Engineer	83,332
Gerald P. McCarvill[(3)(4)] (Toronto, Canada)	Vice-Chairman and a Director since July 2002	Business Executive	507,866
Nancy McInerney-Lacombe[(2)(3)(5)] (Toronto, Canada)	Director since July 2003	Business Executive	1,666
Kurt Menchen (Bahia, Brazil)	Vice President, Business Development (Brazil) since February, 2003	Vice President, Business Development (Brazil) of the Company	16,666
Naomi Nemeth (Toronto, Canada)	Vice President, Investor Relations since May, 2005	Vice President, Investor Relations of the Company	16,666
William Pearson (Oakville, Canada)	Vice President, Exploration since August 2002	Vice President, Exploration of the Company	44,333
Kenneth Taylor[(2)(3)(4)(5)] (New York, United States)	Director since September 2002	Business Consultant	20,000
Peter Tagliamonte (Bahia, Brazil)	Vice President, Operations and Chief Operating Officer since November, 2003	Vice President, Operations and Chief Operating Officer of the Company	74,999
Tony Wonnacott (Toronto, Canada)	Corporate Secretary since December, 2003	Corporate Lawyer	8,333
Stephen Woodhead (Oakville, Canada)	Chief Financial Officer since May, 2003	Chief Financial Officer of the Company	13,333

(1)   Member of the Audit Committee.
(2)   Member of the Compensation Committee.
(3)   Member of the Nominating Committee.
(4)   Member of the Corporate Governance Committee.

Each of the foregoing individuals has held his or her present principal occupation or other office or position with the same firm set opposite his or her name for the past five years, except for: Mr. Bharti who, from December 1999 to May 2001, was Chief Executive Officer of Galaxy Online Inc.; Mr. Hoffman who, from March 2002 to June 2005 was Vice President of Projects for Goldcorp Inc., Mr Humphrey who, from 1998 to 2004, was the Vice President and Chief Operating Officer for Goldcorp Inc.; Mr. McCarvill who, from December 1995 to July 2002, was President and Chief Executive Officer of McCarvill Corporation; Mr. Menchen who since December 1997 has been General Manager of William Resources Ltd.; Ms. Nemeth who, from September 2001 to July 2002 was Director, Investor Relations Services of Interbrand Tudhope, from July 2002 to February 2004 was Manager Investor Communications for Biovail Corp., from February 2004 to December 2004 was Director, Global External Communications and from February 2005 to May 2005 was Manager, Investor Relations for the Company; Dr. Pearson who, from September 2000 to May 2003, was President and Executive Director of Association of Professional Geoscientists of Ontario, and prior thereto, and has, since March 1990, also served as President of Pearson Geological Ltd.; Mr. Tagliamonte, who, from 1997 to November 2003, was Mine Manager of the Sao Bento Mine for Eldorado Gold Corporation; Mr. Wonnacott, who, from May 1999 to February 2003 was with the law firm McMillan Binch LLP and Mr. Woodhead who, from January 1997 to March 2004, was Chief Financial Officer of Trans Hex International Ltd..

The directors and senior officers as a group beneficially own directly or indirectly or exercise control or direction over 1.99% the outstanding common shares issued of the Company.

8.2 Corporate Cease Trade Orders Or Bankruptcies

None of the directors or officers of the Company, or a shareholder holding a sufficient number of securities of the issuer to affect materially the control of the issuer, is, or within the ten years before the date of this annual information form has been, a director or officer of any other issuer that, while that person was acting in that capacity,

(a) was the subject of a cease trade or similar order, or an order that denied the other issuer access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days; or

(b) became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

8.3 Penalties or Sanctions

None of the directors or officers of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, have: (a) been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority; or (b) been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

8.4 Personal Bankruptcies

None of the directors or officers of the Company, or a shareholder holding a sufficient number of securities of the issuer to affect materially the control of the issuer, within the ten years before the date of this annual information form, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or officer.

8.5 Conflicts Of Interest

Certain of the Company's directors and officers serve or may agree to serve as directors or officers of other reporting companies or have significant shareholdings in other reporting companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict will abstain from voting for or against the approval of such a participation or such terms. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. Under the laws of Canada, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

Stan Bharti, current Chairman and former President and Chief Executive Officer of the Company, is also a director and former officer of VVI, the entity from which the Company acquired the Jacobina property. At the time that the Company and VVI entered into the agreement that entitled the Company to earn a 51% interest in the Jacobina property, Mr. Bharti was not an officer or director of the Company. At the time that VVI granted the Company the option to acquire the remaining 49% interest in the Jacobina property, Mr. Bharti refrained from participating in the negotiations that led to the granting of the option, declared his interest in the matter and refrained from voting at the directors meetings held to approve the granting of the option.

ITEM 9: ADDITIONAL INFORMATION

1. The Company shall provide to any person or company, upon request to the Corporate Secretary of the Company:

    a) when the securities of the Company are in the course of a distribution under a preliminary short form prospectus or a short form prospectus,

        i. one copy of this annual information form, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in this annual information form;

        ii. one copy of the comparative financial statements of the Company for its most recently completed financial year for which financial statements have been filed together with the accompanying report of the auditor and one copy of the most recent interim financial statements of the Company that have been filed, if any, for any period after the end of its most recently completed financial year;

        iii. one copy of the information circular of the Company in respect of its most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared instead of that information circular, as appropriate; and

        iv. one copy of any other document that is incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (i) to (iii) above; or

    b) at any other time, one copy of any documents referred to in (a)(i), (ii) and (iii) above, provided that the Company may require the payment of a reasonable charge if the request is made by a person or company who is not a security holder of the Company.

Annual financial statements, proxy circulars and interim financial statements of the Company are available at the SEDAR internet web site (www.sedar.com).

Additional information, including directors' and officers' remuneration and indebtedness in respect of the Company, principal holders of the Company's securities, options to purchase securities and interests of insiders in material transactions, as applicable, is contained in the management information circular of the Company dated March 1, 2006. Additional financial information is provided in the Consolidated Financial Statements of the Company for its most recently completed fiscal period.

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APPENDIX B

Audited Annual Consolidated Financial Statements, December 31, 2005

DESERT SUN MINING CORP.

CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005

(Stated in Canadian Dollars)



McGovern, Hurley, Cunningham, LLP
Chartered Accountants

AUDITORS' REPORT

To the Shareholders of
Desert Sun Mining Corp.

We have audited the consolidated balance sheets of Desert Sun Mining Corp. as at December 31, 2005 and 2004 and the consolidated statements of shareholders' equity, operations and deficit and cash flows for the twelve-month period ended December 31, 2005, the sixteenth-month period ended December 31, 2004 and the twelve-month period ended August 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the twelve-month period ended December 31, 2005, the sixteenth-month period ended December 31, 2004 and the twelve-month period ended August 31, 2003 in accordance with Canadian generally accepted accounting principles.

McGOVERN, HURLEY, CUNNINGHAM, LLP

McGovern, Hurley, Cunningham, LLP

Chartered Accountants

TORONTO, Canada
February 21, 2006

2005 Sheppard Avenue East, Suite 300, Toronto, Ontario, Canada, M2J 5B4
Telephone: (416) 496-1234 – Fax: (416) 496-0125 – E-Mail: info@mhc-ca.com – Website: www.mhc-ca.com

DESERT SUN MINING CORP.
CONSOLIDATED BALANCE SHEETS
(in thousands of Canadian dollars)

As at	December 31 2005 $	December 31 2004 $
Assets		
Current		
Cash and equivalents	**40,717**	21,356
Amounts receivable	**3,088**	1,272
Inventories (Note 6)	**7,394**	362
Advances and prepaid expenses	**764**	183
Other receivables (Notes 4 and 16 (c))	**777**	1,492
Future income tax assets (Note 14 (b))	**336**	-
	53,076	24,665
Other		
Long-term advances and prepayments	**3,640**	-
Other receivables (Notes 4 and 16 (c))	**1,629**	
Deferred financing charges (Note 12)	**430**	-
Future income tax assets (Note 14 (b))	**1,316**	-
	60,091	24,665
Capital		
Property, plant and equipment (Note 5)	**27,102**	8,107
Mineral properties (Note 4)	**55,421**	32,104
	142,614	64,876
Liabilities		
Current		
Accounts payable and accrued liabilities	**8,115**	3,183
Other payables (Notes 4 and 16 (c))	**3,896**	1,492
Current portion of equipment finance liabilities (Note 12)	**4,008**	187
	16,019	4,862
Long-term		
Equipment finance liabilities (Note 12)	**1,547**	314
Asset retirement obligations (Note 7)	**1,461**	-
Other payables (Notes 4 and 16 (c))	**1,629**	-
	20,656	5,176
Shareholders' Equity		
Capital Stock		
Common shares (Note 8)	**122,898**	62,646
Share purchase warrants (Note 9)	**16,620**	9,758
Contributed surplus (Note 11)	**8,084**	5,024
Deficit	**(25,644)**	(17,728)
	121,958	59,700
	142,614	64,876

Commitments and contingencies (Notes 4, 13, 16 (c) and 20 (b))

Approved on behalf of the Board of Directors:

"signed" Stan Bharti   "signed" Bruce Humphrey
Stan Bharti, Chairman of the Board of Directors   Bruce Humphrey, Director and Chief Executive Officer

See accompanying notes to these consolidated financial statements.

DESERT SUN MINING CORP.

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
(in thousands of Canadian dollars)

	Common Shares		Warrants	Contributed Surplus and Others	Accumulated Deficit	Shareholders' Equity
	#	$	$	$	$	$
Balance, August 31, 2002	16,825,108	7,133	–	1,872	(7,208)	1,796
Issuance of special warrants for cash	–	–	–	100	–	100
Conversion of special warrants	5,000,000	1,419	553	(1,972)	–	–
Private placements	9,246,520	7,694	1,213	179	–	9,086
Exercise of warrants	835,000	433	(83)	–	–	350
Exercise of stock options	961,790	273	–	–	–	273
Stock-based compensation	–	–	–	249	–	249
Adjustment	66	–	–	–	–	–
Loss for the period	–	–	–	–	(2,254)	(2,254)
Balance, August 31, 2003	32,868,484	16,952	1,683	428	(9,462)	9,600
Issued for Jacobina gold property	1,851,852	3,000	–	–	–	3,000
Private placements	33,672,810	51,199	–	–	–	51,199
Share purchase warrant valuation	–	(9,144)	9,144	–	–	–
Exercise of share purchase warrants	4,241,950	3,285	–	–	–	3,285
Valuation allocation on exercise of share purchase warrants	–	842	(842)	–	–	–
Exercise of stock options	540,833	344	–	–	–	344
Valuation allocation on exercise of stock options	–	50	–	(50)	–	–
Expiry of share purchase warrants	–	–	(227)	227	–	–
Stock-based compensation	–	–	–	4,419	–	4,419
Share issue costs	–	(3,882)	–	–	–	(3,882)
Loss for the period	–	–	–	–	(8,266)	(8,265)
Balance, December 31, 2004	73,175,929	62,646	9,758	5,024	(17,728)	59,700
Private placements	26,729,614	65,000	–	–	–	65,000
Share purchase warrant valuation	–	(6,850)	6,850	–	–	–
Share purchase warrants issued as compensation	–	–	626	–	–	626
Exercise of share purchase warrants	2,144,413	2,895	–-	–	–	2,895
Valuation allocation on exercise of share purchase warrants	–	614	(614)	–	–	–
Exercise of stock options	797,272	954	–	–	–	954
Valuation allocation on exercise of stock options	–	508	–	(508)	–	–
Stock-based compensation	941,666	1,638	–	3,568	–	5,206
Share issue costs	–	(4,507)	–	–	–	(4,507)
Loss for the period	–	–	–	–	(7,916)	(7,916)
Balance, December 31, 2005	**103,788,894**	**122,898**	**16,620**	**8,084**	**(25,644)**	**121,958**

See accompanying notes to these consolidated financial statements.

DESERT SUN MINING CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(in thousands of Canadian dollars)

	Twelve Months Ended December 31 2005 $	Sixteen Months Ended December 31 2004 $	Twelve Months Ended August 31 2003 $
REVENUES			
Mining operations	20,228	-	-
COST OF SALES			
Mining operations	11,190	-	-
Government royalty	202	-	-
Selling, transport and refining costs	430	-	-
Depreciation, depletion and amortization	3,836	-	-
	15,658	-	-
Mine operating earnings	4,570	-	-
EXPENSES			
General and administrative	5,547	4,500	2,078
Financial expenses	249	2	1
Foreign exchange loss / (gain)	(231)	18	8
Stock-based compensation (Note 10)	5,206	4,419	249
Write off of other receivables (Notes 4 and 16 (c))	3,119	-	-
	13,890	8,939	(2,336)
Operating loss	(9,320)	(8,939)	(2,336)
Investment income	433	673	82
Loss before income taxes	(8,887)	(8,266)	(2,254)
Income taxes (Note 14 (a))	971	-	-
Net loss for the period	(7,916)	(8,266)	(2,254)
Loss per share - basic and diluted (cents)	$ (0.09)	$ (0.14)	$ (0.09)
Weighted average number of common shares outstanding	84,197,751	57,348,561	25,048,434

See accompanying notes to these consolidated financial statements.

DESERT SUN MINING CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of Canadian dollars)

	Twelve Months Ended December 31 2005 $	Sixteen Months Ended December 31 2004 $	Twelve Months Ended August 31 2003 $
Cash Provided by (used in):			
OPERATING ACTIVITIES			
Net loss for the period	**(7,916)**	(8,266)	(2,254)
Adjustments for non-cash items:			
Consulting fees settled in warrants	**626**	-	-
Depreciation, depletion and amortization	**3,836**	-	-
Stock-based compensation (Note 10)	**5,206**	4,419	249
Foreign exchange	**(59)**	-	-
Future income taxes	**(1,652)**	-	-
Amortization (corporate)	**4**	7	3
Changes in non-cash working capital items	**(1,378)**	953	444
Cash flows from operating activities	**(1,333)**	(2,887)	(1,558)
FINANCING ACTIVITIES			
Issue of common shares and warrants, for cash (net of issue costs)	**60,493**	47,317	9,186
Exercise of warrants	**2,895**	3,285	350
Exercise of options	**954**	344	273
Cash flows from financing activities	**64,342**	50,946	9,809
INVESTING ACTIVITIES			
Expenditures on mineral properties	**(24,192)**	(25,739)	(3,112)
Acquisition of property, plant and equipment (net)	**(14,600)**	(7,797)	(42)
Repayment of equipment finance	**(1,216)**	-	-
Long-term advances and prepayments	**(3,640)**	-	-
Cash flows from investing activities	**(43,648)**	(33,536)	(3,154)
CHANGE IN CASH AND EQUIVALENTS, for the period	**19,361**	14,523	5,097
CASH AND EQUIVALENTS, beginning of period	**21,356**	6,833	1,735
CASH AND EQUIVALENTS, end of period	**40,717**	21,356	6,832
Supplemental information:			
Interest paid	**249**	2	1
Income taxes paid	**681**	-	-
Common shares issued for property	**-**	3,000	-
Asset retirement obligations provision charged to properties	**1,520**	-	-
Issuance of share purchase warrants as compensation	**626**	-	-
Equipment financed by supplier	**5,840**	502	-
Conversion of special warrants to shares	**-**	-	1,972
Cash and equivalents consist of the following:			
Cash	**30,639**	3,986	6,822
Equivalents	**10,078**	17,370	10

See accompanying notes to these consolidated financial statements.

DESERT SUN MINING CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of Canadian dollars)

Twelve Months Ended December 31, 2005
(with comparatives as at and for the periods ended December 31, 2004 and August 31, 2003)

---

1.   BASIS OF PRESENTATION AND NATURE OF OPERATIONS

The accompanying audited, consolidated financial statements include the assets, liabilities and operations of Desert Sun Mining Corp. and its wholly owned subsidiary (together "Desert Sun" or the "Company"), and have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP").

Desert Sun was continued under the *Canada Business Corporations Act* on March 20, 2003. The Company is engaged in the exploration for, and development and mining of, precious metals at the Jacobina gold property in the State of Bahia, northeastern Brazil. Commercial production was declared at the Jacobina Mine on this property effective July 1, 2005. Desert Sun acquired 100% of the Jacobina property in September 2003 and since then has focused on refurbishing the Jacobina Mine (mill facilities and the Joáo Belo zone), evaluating and prioritizing other near term production opportunities, and exploring high priority exploration targets.

Desert Sun relies on specialized facilities, highly trained staff and advanced technology to maintain and increase production levels. Cash flow and the profitability of operations will be affected by the price of gold and the Brazilian Real / United States Dollar exchange rate, both of which can fluctuate widely, as well as numerous other factors beyond the Company's control.

2.   CHANGE IN YEAR-END

In 2004 the Company changed its year-end from August 31 to December 31. Under Brazilian law the Company's subsidiary, holding a 100% interest in the Jacobina Mine and related exploration properties, is required to have a year-end of December 31. Management believes that it is more cost efficient and in the best interest of shareholders for both companies to have the same financial year end. Below is a summary of the quarterly periods for the current fiscal year with their comparative periods:

	For the Period Ending	*Comparative Period Ending*
Q1	March 31, 2005	November 30, 2003
Q2	June 30, 2005	March 31, 2004 *(i)*
Q3	September 30, 2005	June 30, 2004 *(ii)*
Q4	December 31, 2005	September 30, 2004 *(iii)*
Fiscal Year	December 31, 2005	December 31, 2004 *(iv)*

(i) Four month period; seven months year-to-date
(ii) Three month period; ten months year-to-date
(iii) Three month period; thirteen months year-to-date
(iv) Sixteen month period

3.   SIGNIFICANT ACCOUNTING POLICIES

These audited, consolidated financial statements have been prepared in accordance with Canadian GAAP and reflect the significant accounting policies outlined below. These policies conform, in all material respects, with United States generally accepted accounting principles ("US GAAP"), except as discussed in Note 21.

Basis of consolidation
The consolidated financial statements include the accounts of the Company and its more than 50%-owned subsidiaries. All material inter-company balances and transactions have been eliminated.

Cash and equivalents
Cash and equivalents comprise cash-on-hand and liquid short-term investments.

DESERT SUN MINING CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of Canadian dollars)

Twelve Months Ended December 31, 2005
(with comparatives as at and for the periods ended December 31, 2004 and August 31, 2003)

---

3.   SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of estimates
The preparation of consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes. The Company regularly reviews these estimates and assumptions that affect the consolidated financial statements and actual results could differ from these estimates. Significant areas where management judgment is applied are asset valuations, the recoverability of exploration and development expenditures on mineral properties, asset retirement obligations, stock based compensation, contingent liabilities, valuation of tax accounts and mineral reserves. In the opinion of management, all adjustments considered necessary for fair presentation of the results for the periods presented are reflected in the consolidated financial statements.

Revenue recognition
Revenue from the sale of gold is recognized when title is transferred and the risks and rewards of ownership pass to the purchaser, including the setting of a fixed or determinable selling price, reasonable assurance of collectability, and delivery of the product. Settlement adjustments are reflected in revenue when the amounts are determinable.

Loss per share
Loss per share is calculated using the weighted-average number of common shares outstanding during the period. Diluted loss per share is calculated using the treasury stock method. Stock options and share purchase warrants outstanding were not included in the computation of diluted loss per share as their inclusion would be anti-dilutive.

Inventories
Inventories consisting of metal-in-circuit, the ore stock-pile and gold bullion are valued at the lower of the weighted average cost of production and net realizable value. Inventories of material and supplies expected to be used in production are valued at the lower of average cost and net replacement value.

Property, plant and equipment
Property, plant and equipment are initially recorded at cost and amortization is provided on a straight-line basis over their estimated useful lives, at rates ranging from 10% to 30%. The Company reviews the carrying value on a regular basis and where it exceeds the estimated undiscounted future cash flows, a provision is made against income in the period that such an impairment is determined by management.

Mineral properties
Acquisition costs of mineral properties and direct exploration and development expenditures are capitalized until the properties are placed into production, sold or abandoned and include pre-production revenues and expenses prior to achieving commercial production. Costs incurred for general exploration that are not project specific, are charged to operations. Depletion of mining properties and amortization of capitalized exploration, pre-production and development costs are calculated and recorded on the unit-of-production basis over the proven and probable reserves of the mine following the commencement of commercial production thereon, or written-off if the properties are sold, allowed to lapse or abandoned.

The recorded amounts for acquisition costs of properties and their related capitalized exploration and development expenses represent actual expenditures incurred and are not intended to reflect present or future values. The Company, however, reviews the capitalized costs on its properties on a periodic, or annual, basis and will recognize an impairment in value based upon the stage of exploration and/or development, work programs proposed, current exploration results and upon management's assessment of the future probability of profitable revenues from each property, or from the sale of the relevant property. Excess carrying value over the estimated undiscounted future net cash flow is charged to operations in the period such impairment is determined by management. Estimated undiscounted future net cash flows are calculated using estimated metal prices, operating costs, capital costs and reclamation and closure costs. Management's assessment of each project's estimated current fair market value may also be based upon a review of other property transactions that have occurred in the same geographic area as that of the specific property under review.

DESERT SUN MINING CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of Canadian dollars)

Twelve Months Ended December 31, 2005
(with comparatives as at and for the periods ended December 31, 2004 and August 31, 2003)

---

3.   SIGNIFICANT ACCOUNTING POLICIES (continued)

Asset retirement obligations
Reclamation and closure costs have been estimated based on the Company's interpretation of current regulatory and operating licence requirements and measured at fair value. Fair value is determined based on the net present value of future cash expenditures expected upon reclamation and closure. Reclamation and closure costs are capitalized as mine development costs and amortized over the life of the mine on a unit-of-production basis. The fair value of the estimated reclamation and closure expenses for the Jacobina Mine (Joáo Belo zone) were recorded as a liability on completion of the construction phase.

Foreign currency translation
To December 31, 2005 the Canadian dollar was the functional currency of the Company. The Company considers its Brazilian operations to be integrated operations. As such, monetary assets and liabilities of the Company's foreign operations denominated in a currency other than the Canadian dollar are translated into Canadian dollars at the exchange rate prevailing as at the balance sheet date. Non-monetary assets and liabilities are translated at historical exchange rates prevailing at each transaction date. Revenue and expenses are translated at the average exchange rates prevailing during the period, with the exception of depreciation, depletion and amortization which is translated at historical rates. Exchange gains and losses on translation are included in the Consolidated Statements of Operations and Deficit.

Derivative Financial Instruments
The Company uses derivative financial instruments to hedge its exposure to foreign exchange risks. If the documentation and effectiveness requirements are met, gains and losses on these instruments are deferred and recognized in earnings in the same period the related hedged risk is realized (settlement accounting). Where documentation and effectiveness requirements are not met, the instruments are marked-to-market in the period of ineffectiveness with an adjustment to earnings.

If a hedging relationship is terminated, gains and losses on the instrument up until the date of termination are deferred and recognized in the same period the related hedged risk is realized. The instruments, if retained, would then be marked-to-market from the termination date on.

The derivatives are not recorded on the balance sheet.

Stock-based compensation
All stock-based payments made to non-employees and employees have been accounted for using a fair value-based method of accounting. The fair value of each stock option or share compensation unit is accounted for in operations, over the vesting period thereof, and the related credit is included in contributed surplus. If and when the stock options are ultimately exercised, or the shares under the share compensation plan vest and are issued, the applicable units of additional paid-in capital and contributed surplus will be transferred to share capital. The Company's stock option plan and share compensation plan are described in Note 10.

Income taxes
The Company accounts for and measures the future tax assets and liabilities in accordance with the asset and liability method. Under this method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment of the change. When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no net asset is recognized.

Share capital
Common shares issued for non-monetary consideration are recorded at their fair market value based on the trading price of the Company's shares on the Toronto Stock Exchange on the date of the agreement to issue the shares.

DESERT SUN MINING CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of Canadian dollars)

Twelve Months Ended December 31, 2005
(with comparatives as at and for the periods ended December 31, 2004 and August 31, 2003)

---

4.   **MINERAL PROPERTIES**

	Balance January 1, 2005* $	Additions $	Amortized / Written off $	Balance December 31, 2005 $
Jacobina Mine				
Pre-operational development costs	15,954	9,880	(1,778)	24,056
Attributable exploration	7,006	121	(490)	6,637
Asset retirement obligations	-	910	(63)	847
Sustaining capital expenditure	-	4,314	(64)	4,250
Under construction: Morro do Vento				
Pre-operational development costs	-	2,264	-	2,264
Attributable exploration	7,422	669	-	8,091
Asset retirement obligations	-	300	-	300
Exploration - Development projects				
Serra de Corrego	274	209	-	483
Morro do Vento Extension (Basal & Main Reefs)	-	1,813	-	1,813
Canavieiras	489	2,141	-	2,630
Jacobina Extension (Joáo Belo Sul)	959	25	-	984
Exploration projects				
Pindobacu	-	2,709	-	2,709
Regional / Bahia Gold Belt	-	357	-	357
	32,104	25,712	(2,395)	55,421

* Total acquisition and exploration expenditures through December 31, 2004 were allocated to the significant projects acquired, explored or developed from commencement of activities by Desert Sun, based on the measured and indicated mineral resources estimated for each project at December 31, 2004. Future exploration and development expenses will be charged to the particular exploration or development project concerned.

Construction costs and pre-production revenues for each project have been and will be capitalized to Mineral Properties and Property, Plant and Equipment until the commencement of commercial production. The Jacobina Mine commenced commercial production on July 1, 2005.

Jacobina Mine, Bahia State, Brazil

Desert Sun entered into an option agreement with Valencia Ventures Inc. ("Valencia") dated May 17, 2002 to earn a 51% interest in the Jacobina properties. On September 20, 2002 Desert Sun entered into a Memorandum of Understanding with Valencia in terms of which the Company could subsequently acquire the remaining 49% interest. In September 2003, Desert Sun completed the US$2 million expenditure commitment required by the option, vesting its initial 51% interest in the Jacobina Mine and related mineral concessions and exercised its option to acquire the remaining 49% interest from Valencia. The purchase price of $5 million was satisfied through a cash payment of $2 million and the issuance of 1,851,852 common shares in the capital of the Company at a price of $1.62 per share. The purchase price was allocated to mineral properties, ($4,547,859) and property, plant and equipment (land and buildings) ($452,141). An officer and director of the Company is a director of Valencia. Desert Sun currently owns 100% of the Jacobina property, through a 100% interest in the equity of Jacobina Mineração e Comercio Ltda. ("JMC").

DESERT SUN MINING CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of Canadian dollars)

Twelve Months Ended December 31, 2005
(with comparatives as at and for the periods ended December 31, 2004 and August 31, 2003)

---

4.   MINERAL PROPERTIES (continued)

In terms of the acquisition agreement, Valencia provided certain indemnities to Desert Sun for liabilities that were outstanding at the date of acquisition. These obligations include taxes payable to the Brazilian Federal and State authorities that are being settled over an extended period of time under negotiated payment plans (balance outstanding at December 31, 2005: approximately $1.86 million); historical liabilities to third parties and employees (balance outstanding at December 31, 2005: $113,647); as well as health related claims by former employees.

Other payables consist of amounts anticipated to be paid in taxes, to settle historical creditors in Brazil and in respect of claims by former employees of JMC relating to silicosis that were decided by the Brazilian legal system prior to the Company's investment in the project. An amount of $3,549,087 has been accrued as at December 31, 2005 for all known or anticipated future obligations related to these health related claims. This amount does not include any amounts that might become due in respect of outstanding legal claims against JMC relating to silicosis that have not yet been heard by the appropriate Brazilian court. An estimate of the likely future settlements relating to these silicosis claims is between $8 million and $11.5 million, of which $2.8 million has been provided for in the $3.5 million accrual at December 31, 2005. It is management's belief that many of the remaining health related claims are substantially without merit and the actions will be vigorously defended.

In the twelve months ended December 31, 2005 the Company paid $874,227 (16-months ended December 31, 2004: $1.68 million) to settle amounts for which it was indemnified by Valencia. To date the Company has only been refunded $1.75 million by Valencia, with the balance outstanding at December 31, 2005, of $796,269, included in amounts receivable. All amounts indemnified by Valencia are unsecured and are due on demand.

Other receivables reflect the amount recoverable from Valencia under the indemnity as related to the other payables, discussed above. Desert Sun has been in negotiations with Valencia with regards to the settlement of the amounts due to the Company. Based on the financial position of Valencia and the latest settlement offer made by that company, the other receivables have been written down to the anticipated recovery of $2.4 million (over and above the current amount due of $796,269) and the difference of $3.1 million has been charged to operations.

An officer and director of the Company is a director of Valencia.

5.   PROPERTY, PLANT AND EQUIPMENT

	Cost $	Accumulated Amortization $	December 31 2005 Net $
Canada			
Computer equipment and software 16	5	**11**	
Furniture and office equipment	8	2	**6**
Brazil			
Land and buildings	472	-	**472**
Machinery and equipment	23,726	1,377	**22,349**
Vehicles	4,713	836	**3,877**
Furniture and office equipment	134	12	**122**
Computer equipment and software	333	68	**265**
	29,402	2,300	**27,102**

DESERT SUN MINING CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of Canadian dollars)

Twelve Months Ended December 31, 2005
(with comparatives as at and for the periods ended December 31, 2004 and August 31, 2003)

---

5.   PROPERTY, PLANT AND EQUIPMENT (continued)

	Cost $	Accumulated Amortization $	December 31 2004 Net $
Canada			
Computer equipment	11	2	9
Office furniture and equipment	17	4	13
Brazil			
Land and buildings	452	-	452
Machinery and equipment	5,143	72	5,071
Vehicles	2,433	127	2,306
Furniture and Office equipment	50	1	49
Computer equipment and software	225	18	207
	8,331	224	8,107

(a) In September 2003 Desert Sun acquired a 100% interest in the equity of Jacobina Mineração e Comercio Ltda., the Brazilian company that owns the Jacobina Mine mining and exploration licences, fixed property and plant and equipment. The historical book value of the assets was substantially written down when the mine was placed on care-and-maintenance in 1998 by Valencia; with the remaining value attributed principally to the real property. Management has reviewed the real property portfolio and has determined that the current fair value thereof exceeds the stated book value.

6.   INVENTORIES

Inventories consist of the following:

	December 31 2005 $	December 31 2004 $	August 31 2003 $
Metal-in-circuit, ore stock pile and gold in-process	1,136	-	-
Bullion inventories	2,362	-	-
Materials and supplies	3,896	362	-
	7,394	362	-

7.   ASSET RETIREMENT OBLIGATIONS

The asset retirement obligations relate primarily to the rehabilitation of the mill facilities and tailings dam, as well as to the waste pile left by a previous operator for which the Company has assumed responsibility over the long-term. The reclamation and closure costs were calculated as the net present value (discounted at 8% of the estimated future cash flows) required to satisfy these obligations. Reclamation and closure costs of the mines and projects are incurred in Brazilian Reals and shall thus be subject to translation gains and losses in accordance with the Company's accounting policy for foreign currency translation of monetary items. The asset retirement obligations were estimated and capitalized upon completion of the Jacobina Mine, and were allocated to the associated projects based on their proven and probable reserves.

DESERT SUN MINING CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of Canadian dollars)

Twelve Months Ended December 31, 2005
(with comparatives as at and for the periods ended December 31, 2004 and August 31, 2003)

7.   **ASSET RETIREMENT OBLIGATIONS (continued)**

	December 31 2005 $	December 31 2004 $	August 31 2003 $
Balance, beginning of period	-	-	-
Estimated upon completion of the Jacobina Mine:			
Jacobina Mine (Joáo Belo zone)	910	-	-
Morro do Vento	300	-	-
Morro do Vento Extension (Basal and Main Reefs)	230	-	-
Serra de Córrego	80	-	-
Foreign exchange variation	(59)	-	-
Balance, end of period	**1,461**	**-**	**-**

8.   **SHARE CAPITAL**

(a) *Authorized*

Unlimited number of common shares without par value.

(b) *Issued and outstanding*

	Number of Common Shares #	Amount $
Issued at, August 31, 2002	16,825,108	7,133
Conversion of special warrants	5,000,000	1,419
Private placements	9,246,520	7,694
Exercise of warrants	835,000	433
Exercise of stock options	961,790	273
Adjustment	66	-
Issued at, August 31, 2003	32,868,484	16,952
Issued for Jacobina gold property (Note 4)	1,851,852	3,000
Private placements	33,672,810	51,199
Share purchase warrant valuation	-	(9,144)
Exercise of share purchase warrants - cash proceeds	4,241,950	3,285
Exercise of share purchase warrants - warrant valuation allocation	-	842
Exercise of stock options - cash proceeds	540,833	344
Exercise of stock options - option valuation allocation	-	50
Share issue costs	-	(3,882)
Issued at, December 31, 2004	73,175,929	62,646

DESERT SUN MINING CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of Canadian dollars)

(with comparatives as at and for the periods ended December 31, 2004 and August 31, 2003)

---

8.   **SHARE CAPITAL (continued)**

Issued at, December 31, 2004	73,175,929	62,646
Private placement – March 2005 [(i)]	10,729,614	25,000
Share purchase warrant valuation [(i)]	-	(3,650)
Private placement- - December 2005 [(ii)]	16,000,000	40,000
Share purchase warrant valuation [(ii)]	-	(3,200)
Exercise of share purchase warrants - cash proceeds	2,144,413	2,895
Exercise of share purchase warrants - warrant valuation allocation	-	614
Exercise of stock options - cash proceeds	797,272	954
Exercise of stock options - option valuation allocation	-	508
Stock based compensation	941,666	1,638
Share issue costs	-	(4,507)
Issued at, December 31, 2005	**103,788,894**	**122,898**

    (i) $25 million bought deal financing

In March 2005, Desert Sun completed a bought deal financing pursuant to which it raised $25 million through the issuance of 10,729,614 units at a price of $2.33 per unit. Each unit consisted of one common share and one-quarter of one common share purchase warrant of Desert Sun. Each whole warrant is exercisable at a price of $2.50 until November 20, 2008. The gross proceeds have been pro-rated to common shares and share purchase warrants, based on the relative fair value of each component, as follows: shares: $21,350,001; share purchase warrants: $3,650,000. The Black-Scholes option pricing model was used to determine the fair value of the share purchase warrants using the following assumptions: expected dividend yield: 0%; expected volatility: 78%; risk-free interest rate: 3.9%; and an expected life of 3.75 years.

    (ii) $40 million bought deal financing

In December 2005, the Company completed a bought deal financing pursuant to which it raised $40 million through the issuance of 16,000,000 units at a price of $2.50 per unit. Each unit consisted of one common share and one-quarter of one common share purchase warrant. Each whole warrant is exercisable at a price of $2.50 until November 20, 2008. The gross proceeds have been pro-rated to common shares and share purchase warrants, based on the relative fair value of each component, as follows: shares: $36,800,000; share purchase warrants: $3,200,000. The relative trading prices of the common shares and share purchase warrants on the Toronto Stock Exchange were used to determine the fair value of the warrants.

    (iii) Private placements in fiscal 2004

In September 2003 Desert Sun issued 8,115,000 common shares at a price of $1.38 per share for gross proceeds of $11 million.

In November 2003, Desert Sun raised $20 million through the issuance of 11,764,707 units at a price of $1.70 per unit. Each unit consisted of one common share and one-half of one common share purchase warrant of Desert Sun. Each whole warrant is exercisable at a price of $2.50 and expires on November 20, 2008. The gross proceeds have been prorated to common shares and warrants based on the relative fair value of each component, as follows: shares - $15,489,752; warrants - $4,510,250. The Black-Scholes option pricing model was used to determine the fair market value of the warrants using the following assumptions: expected dividend yield: 0%; expected volatility: 78%; risk-free interest rate: 4.0%; and an expected life of 5 years.

In October 2004, the Company raised $20 million through the issuance of 13,793,103 units at a price of $1.45 per unit. Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole warrant is exercisable at a price of $2.50 until November 20, 2008. The gross proceeds have been prorated to common shares and warrants based on the relative fair value of each component, as follows: shares - $15,366,568; warrants - $4,633,431. The Black-Scholes option pricing model was used to determine the fair market value of the warrants using the following assumptions: expected dividend yield: 0%; expected volatility: 100%; risk-free interest rate: 3.9%; and an expected life of 4 years.

DESERT SUN MINING CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts in thousands of Canadian dollars)

(with comparatives as at and for the periods ended December 31, 2004 and August 31, 2003)

---

8.   **SHARE CAPITAL (continued)**

(iv) Private placements in fiscal 2003

In February 2003 the Company issued 4,701,065 units at a price of $1.00 per unit for total gross proceeds of $4.7 million. Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitled the holder to purchase an additional common share at a price of $1.25 until August 18, 2004. The gross proceeds, less issue costs, were prorated to common shares and warrants based on the relative fair value of each component, as follows: shares - $3,983,267; warrants - $525,266.

In July 2003 the Company issued 4,545,455 units at a price of $1.10 per unit for total gross proceeds of $5 million. Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitled the holder to purchase an additional common share at a price of $1.35 until July 22, 2005. The gross proceeds, less issue costs and the fair value of Compensation Options, were prorated to common shares and warrants based on the relative fair value of each component, as follows: shares - $3,710,907; warrants - $687,205.

9.   **SHARE PURCHASE WARRANTS**

The following summarizes the share purchase warrant activity during the period:

	December 31, 2005		December 31, 2004		August 31, 2003	
	Number of share purchase warrants #	Weighted Average Exercise Price ($ per share) $	Number of share purchase warrants #	Weighted Average Exercise Price ($ per share) $	Number of share purchase warrants #	Weighted Average Exercise Price ($ per share) $
Balance, beginning of period	14,809,681	2.34	7,288,260	1.00	500,000	0.28
Issued – equity financings	6,682,404	2.50	12,778,904	2.50	7,623,260	0.98
Issued – as compensation (i)	500,000	2.50	-	-	-	-
Exercised	(2,030,777)	1.35	(4,241,950)	0.77	(835,000)	0.42
Expired	-	-	(1,015,533)	1.25	-	-
Balance, end of period	**19,961,308**	**2.50**	14,809,681	2.34	7,288,260	1.00

(i)   In the year ended December 31, 2005, Desert Sun issued 500,000 share purchase warrants to two groups as compensation in connection with the evaluation of sources of financing available to the Company. The estimated fair market value of these share purchase warrants of $626,500 was determined using the Black-Scholes model, applying the following assumptions: expected dividend yield: 0%; expected volatility: 78%; risk-free interest rate: 3.9%; and expected life of 3.83 years.

Share purchase warrants outstanding as at December 31, 2005:

Expiry Date	Number of share purchase warrants #	Exercise Price (dollars per share) $	Amount (*) $
November 20, 2008	**19,961,308**	**2.50**	**16,620**

(*) Black-Scholes valuation

123

DESERT SUN MINING CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of Canadian dollars)

Twelve Months Ended December 31, 2005
(with comparatives as at and for the periods ended December 31, 2004 and August 31, 2003)

___

10.   STOCK BASED COMPENSATION

(a) *Stock Option Plan*

(i)   At the Annual and Special Meeting held on April 20, 2005, shareholders approved a resolution authorizing certain amendments to the Company's stock option plan (the "SOP"), among other things, to bring the SOP current with the new rules implemented by the Toronto Stock Exchange. The amendments, which have received regulatory approval, permit the Company to issue options to purchase common shares equal to 12.5% of the issued and outstanding common shares of the Company, and also permit that options that have been exercised or options that have expired will return to the SOP and once again be available for grant by the Company under the SOP. All stock options granted now constitute unconditional grants. The number of common shares subject to options granted under the Company's SOP is limited with respect to any one optionee, to 5% of the issued and outstanding common shares of the Company at the date of the grant of the option. Options issued are exercisable for a period determined by the Board of Directors, which cannot exceed five years. Effective January 21, 2004, unless determined otherwise by the Board of Directors, all options granted under the Plan vest and become exercisable immediately.

The following summarizes the stock option activity during the period:

| | December 31, 2005 | | December 31, 2004 | | August 31, 2003 | |
	Number of stock options #	Weighted Average Exercise Price ($ per share)	Number of stock options #	Weighted Average Exercise Price ($ per share)	Number of stock options #	Weighted Average Exercise Price ($ per share)
Balance, beginning of period	8,140,163	1.33	3,133,497	0.79	1,809,290	0.33
Granted during the period [(i) to (v)]	1,557,500	1.96	5,547,499	1.57	2,835,997	0.86
Exercised during the period	(570,000)	1.67	(540,833)	0.64	(961,790)	0.28
Cancelled or expired during the period	-	-	-	-	(550,000)	0.56
Balance, end of period	**9,127,663**	**0.84**	8,140,163	1.33	3,133,497	0.79

DESERT SUN MINING CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of Canadian dollars)

Twelve Months Ended December 31, 2005
(with comparatives as at and for the periods ended December 31, 2004 and August 31, 2003)

---

10. STOCK BASED COMPENSATION (continued)

(a) *Stock Option Plan (continued)*

As at December 31, 2005, the following options to acquire common shares were outstanding:

Expiry Date	Number of Options #	Exercise Price (dollars per share) $	Exercisable Options #
July 11, 2007	580,000	0.38	580,000
September 16, 2007	42,000	0.40	42,000
September 16, 2007	132,000	0.60	132,000
September 16, 2007	132,000	0.80	132,000
February 4, 2008	1,096,664	1.00	1,096,664
April 23, 2008	200,000	1.00	200,000
July 2, 2008	100,000	1.00	100,000
September 23, 2008	2,050,000	1.62	2,050,000
October 21, 2008	400,000	1.65	400,000
November 17, 2008	50,000	1.95	50,000
December 11, 2008	85,000	1.57	85,000
December 22, 2008	1,362,499	1.70	1,362,499
April 7, 2009	100,000	1.60	100,000
September 20, 2009	1,000,000	1.20	625,000
October 5, 2009	140,000	1.45	140,000
November 24, 2006	100,000	1.86	100,000
January 10, 2010 [i]	100,000	1.94	100,000
January 31, 2010 [ii]	50,000	2.15	50,000
March 22, 2010 [iii]	950,000	2.07	950,000
September 19, 2010 [iv]	250,000	1.93	62,500
November 9, 2010 [v]	207,500	2.14	207,500
****	**9,127,663**	**1.43**	**8,565,163**

During the twelve months ended December 31, 2005, 1,557,500 stock options were unconditionally granted to the Company's directors, officers and consultants. A summary of the options granted and the value attributed to them is as follows:

(i) 100,000 stock options exercisable at $1.94 and expire January 10, 2010. Expected dividend yield 0%, expected volatility 78%, risk – free interest rate of 4.0% and an expected life of 5 years. Value assigned to the 100,000 stock options was $126,800.

(ii) 50,000 stock options exercisable at $2.15 and expire January 31, 2010. Expected dividend yield 0%, expected volatility 78%, risk – free interest rate of 4.0% and an expected life of 5 years. Value assigned to the 50,000 stock options was $70,250.

(iii) 950,000 stock options exercisable at $2.07 and expire March 22, 2010. Expected dividend yield 0%, expected volatility 78%, risk – free interest rate of 4.0% and an expected life of 5 years. Value assigned to the 950,000 stock options was $1,309,100.

(iv) 250,000 stock options exercisable at $1.93 and expire September 19, 2010. Expected dividend yield 0%, expected volatility 78%, risk – free interest rate of 4.0% and an expected life of 5 years. Value assigned to the 250,000 stock options was $198,356.

DESERT SUN MINING CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of Canadian dollars)

Twelve Months Ended December 31, 2005
(with comparatives as at and for the periods ended December 31, 2004 and August 31, 2003)

---

10.   STOCK BASED COMPENSATION (continued)

(a) *Stock Option Plan (continued)*

(v) 207,500 stock options exercisable at $2.14 and expire November 9, 2010. Expected dividend yield 0%, expected volatility 78%, risk – free interest rate of 4.0% and an expected life of 5 years. Value assigned to the 207,500 stock options was $290,293.

In the sixteen months ended December 31, 2004, 4,247,499 stock options were unconditionally granted to directors, officers and consultants at an average exercise price of $1.65 per common share. The average value per stock option granted calculated in terms of the Black-Scholes model, was $1.04 and the $4,419,024 was expensed in 2004. The following assumptions were applied: expected dividend yield 0%, expected volatility 78%, risk-free interest rate of 4.0% and an expected life of 5 years.

In the twelve months ended August 31, 2003, the Company applied the intrinsic value method of accounting for stock options granted to employees and accordingly no compensation cost was recognized. Had stock-based compensation for the 1,885,997 options granted to employees been determined in accordance with the fair value method, the Company's pro forma net loss and loss per share for the year ended August 31, 2003 would have been as follows:

As reported – net loss	$2,254,073	$0.09 per share
Add: additional stock-based compensation	463,336	$0.02 per share
Pro forma – net loss	$2,717,409	$0.11 per share

The Company applied the fair value method to 950,000 options granted to non-employees during the year ended August 31, 2003 and accordingly $248,874 was recorded as a consulting expense and contributed surplus. The fair value of each option was estimated on the date of the grant using a Black-Scholes option pricing model based on the following weighted average assumptions: expected dividend yield of 0%, expected volatility of 78%, a risk free rate of 4% and an expected life of five years.

(b) *Share Compensation Plan*

At the Annual and Special Meeting held on April 20, 2005, shareholders approved by a "Disinterested Shareholder Vote" the adoption of a share compensation plan (the "SCP") that permits the issuance of up to 2,000,000 common shares of the Company. The board of directors of the Company adopted the SCP on the basis that it was necessary in order to continue to attract and retain key directors, officers and consultants in a competitive global environment. The value of the common shares granted under the SCP is determined on the basis of the closing market price of the common shares on the trading day prior to the grant of the common shares under the SCP by the board of directors. Under the SCP, common shares may only be granted to service providers of the Company, which include any full or part-time directors, officers or consultants. The vesting provisions of the SCP provide that any common share to be issued under the SCP may be issued without any vesting restrictions, or under vesting restrictions as established by the Board of Directors.

The Board of Directors has approved the issue of 1,525,000 common shares to directors, officers and consultants, subject to the following vesting provisions: one-third immediately, one-third after 12-months, and one-third after 24-months; provided that the individual remains in service with the Company at that time. Regulatory approval has been received. On September 14, 2004 the Board of Directors approved, subject to shareholder approval, the establishment of the SCP and the issuance of 1,300,000 common shares to directors, officers and consultants. On March 22, 2005 the Board of Directors approved the issue of a further 200,000 common shares. These 1,500,000 common shares were deemed to be granted and valued upon approval of the SCP by shareholders at their Annual and Special Meeting held on April 20, 2005. On May 5, 2005 the Board of Directors approved the issue of a further 25,000 common shares. The deemed value of the common shares granted under the SCP was determined by the Board of Directors to be $1.74, for those shares deemed to have been granted on April 20, 2005, and $1.64 for the additional shares granted on May 5, 2005, being the closing prices of the common shares of the Company on the respective prior trading days. During the period ended December 31, 2005, 941,666 vested common shares valued at $1,637,666 were issued pursuant to the stock compensation plan.

DESERT SUN MINING CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of Canadian dollars)

Twelve Months Ended December 31, 2005
(with comparatives as at and for the periods ended December 31, 2004 and August 31, 2003)

---

11.   CONTRIBUTED SURPLUS

The following summarizes contributed surplus activity during the period:

	December 31, 2005 $	December 31, 2004 $	August 31, 2003 $
Balance, beginning of period	5,024	428	1,872
Issue of special warrants	-	-	100
Conversion of special warrants	-	-	(1,972)
Compensation options issue	-	-	179
Stock-based compensation in the period on			
- Stock options granted / vesting	3,051	4,419	249
- Compensation shares vesting	2,155	-	-
Stock options exercised in the period	(508)	(50)	-
Compensation shares issued in the period	(1,638)	-	-
Share purchase warrants expiring in the period	-	227	-
Balance, end of period	**8,084**	**5,024**	**428**

Included in contributed surplus are the following stock options and compensation shares at valuations determined using the Black-Scholes option pricing model:

Expiry Date	Number of Units #	Exercise Price (dollars per share) $	Amount (*) $
Stock Option Plan			
November 24, 2006	100,000	1.86	107
February 4, 2008	1,096,664	1.00	33
April 23, 2008	200,000	1.00	41
September 23, 2008	2,050,000	1.62	2,173
October 21, 2008	400,000	1.65	432
November 17, 2008	50,000	1.95	64
December 11, 2008	85,000	1.57	88
December 22, 2008	1,362,499	1.70	1,349
April 7, 2009	100,000	1.60	105
September 20, 2009	1,000,000	1.20	737
October 5, 2009	140,000	1.45	147
January 10, 2010	100,000	1.94	127
January 31, 2010	50,000	2.15	70
March 22, 2010	950,000	2.07	1,309
September 19, 2010	250,000	1.93	198
November 9, 2010	207,500	2.14	290
Cancelled options			70
Share Compensation Plan – granted, but not yet issued			517
Share Purchase Warrants – expired share purchase warrants			227
			8,084

(*) Black-Scholes valuation

DESERT SUN MINING CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of Canadian dollars)

Twelve Months Ended December 31, 2005
(with comparatives as at and for the periods ended December 31, 2004 and August 31, 2003)

12. EQUIPMENT FINANCE

	December 31, 2005 $	December 31, 2004 $	August 31, 2003 $
Supplier credit facilities	5,555	501	-
Less: Current portion	4,008	187	-
Long-term portion	1,547	314	-

Payments under equipment finance arrangements are as follows:

2005	-	187	-
2006	4,008	314	-
2007	1,547	-	-
	5,555	501	-
Less: Deferred finance charges	430	-	-
	5,125	501	-

The Company has entered into contracts with the international suppliers of its mining equipment for the financing of certain of the mining equipment acquired for use at the Jacobina Mine and at the Morro do Vento development project. These supplier credit facilities are denominated in United States dollars, bear interest at the United States dollar Swap rate applicable at the time of delivery plus 5.75% to 4.30%, are repayable in quarterly installments, are collateralized by security over the particular asset financed, and mature at various dates through December 1, 2007. [The effective rates of interest applicable to these supplier credit facilities range from 9.74% to 8.69%.]

13. COMMITMENTS AND CONTRACTUAL OBLIGATIONS

The Company has negotiated (and is negotiating) full service contracts with the international suppliers of its mining equipment for the maintenance of the mining equipment provided by them. These service contracts include both a fixed cost component, which is reflected below, as well as a variable component based on the number of hours that each piece of equipment is in operation.

The Company is also a party to certain management contracts. In the event of a "change in control", the Company or the individuals may elect to terminate these contracts which would result in the contractual obligations below being replaced with termination payments of up to $7 million.

	Fiscal 2006	Fiscal 2007	Fiscal 2008
Equipment maintenance contracts	786	65	-
Management contracts	1,534	1,479	133
Office lease (Toronto) [(i)]	296	277	336
Equipment (Toronto)	16	16	-
TOTAL	2,632	1,837	469

(i) Desert Sun shares its premises with other public companies that have common directors and/or officers. Desert Sun's proportionate share of these commitments, after recoveries from other companies, was 23% at December 31, 2005.

DESERT SUN MINING CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of Canadian dollars)

Twelve Months Ended December 31, 2005
(with comparatives as at and for the periods ended December 31, 2004 and August 31, 2003)

---

14.   INCOME TAXES

(a) Income Taxes Expense

Major items causing the Company's income tax rate to differ from the Canadian statutory rate of approximately 36% (2004 - 36%; 2003 - 37%) approximate the following:

	December 31 2005 $	December 31 2004 $	August 31 2003 $
Loss before income taxes	(8,887)	(8,266)	(2,254)
Expected income tax benefit based on statutory rate	(3,199)	(2,976)	(834)
Adjustments to benefit resulting from:			
Share issue costs	(648)	(288)	(46)
Stock-based compensation	1,098	1,591	92
Change in valuation allowance	1,778	1,673	788
Income tax expense	(971)	-	-
Less: Current income tax expense	874	-	-
Future income tax (recovery)	(1,845)	-	-

(b) Future Income Taxes

The tax effects of temporary differences that give rise to future income tax assets and liabilities in Canada approximate the following:

	December 31 2005 $	December 31 2004 $
Future income tax assets (liabilities)		
Non-capital losses	6,692	3,640
Exploration properties	113	116
Share issue costs	2,259	1,286
Valuation allowance	(9,064)	(5,042)
	-	-

DESERT SUN MINING CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of Canadian dollars)

Twelve Months Ended December 31, 2005
(with comparatives as at and for the periods ended December 31, 2004 and August 31, 2003)

14.   INCOME TAXES (continued)

(b) Future Income Taxes (continued)

The tax effects of temporary differences that give rise to future income tax assets and liabilities in Brazil approximate the following:

	December 31 2005 $	December 31 2004 $
Future income tax assets (liabilities)		
Mineral properties and properties, plant and equipment	(796)	(2,155)
Asset retirement obligation	201	-
Unrealized foreign exchange gain in inter-company loans	(241)	-
Non-capital losses	7,207	6,533
Net future tax assets	6,371	4,378
Less: Valuation allowance	(4,719)	(4,378)
Future income tax assets	1,652	-
Less: Future income tax assets – current portion	(336)	-
Future income tax assets – long-term portion	(1,316)	-

(c) Tax Loss Carry-Forwards

The Company has approximately $1,543,000 (2004: $1,543,000; 2003: $1,507,000) of resource expenditures which, under certain circumstances, may be utilized to reduce Canadian taxable income of future years. As at December 31, 2005, the Company had approximately $18,590,000 (2004:$10,111,000; 2003:$5,945,000) of non-capital losses in Canada, which can be used to reduce taxable income of future years.

The non-capital losses expire as follows:

2006	$	74
2007		42
2008		155
2009		2,121
2013		2,704
2014		1,896
2015		11,598
	$	18,590

The Company also has approximately $52 million of loss carry-forwards in Brazil that do not expire and can be used to partially reduce taxable income of future years.

DESERT SUN MINING CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of Canadian dollars)

Twelve Months Ended December 31, 2005
(with comparatives as at and for the periods ended December 31, 2004 and August 31, 2003)

---

15.   **LONG-TERM ADVANCES AND PREPAYMENTS**

Long-term advances and prepayments include long-term tax credits of Brazilian sales taxes, which are recoverable over 48-months, as well as advances and prepayments paid for items of a capital nature.

16.   **RELATED PARTY TRANSACTIONS**

All transactions with related parties have occurred in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

(a) Management and administrative services expense includes $90,000 (2004 - $120,000), which was paid to a company controlled by an officer and director of the Company for administrative services.

(b) Desert Sun shares its Toronto corporate offices with other public companies that have common directors and/or officers. Desert Sun is reimbursed by these companies for their proportional share of the common expenses such as rent, telephone and office supplies. At December 31, 2005 amounts receivable included $122,180 (2004: $158,000) due from these companies.

(c) Other payables consist of amounts anticipated to be paid in taxes, to settle historical creditors in Brazil and in respect of claims by former employees of JMC relating to silicosis that were decided by the Brazilian legal system prior to the Company's investment in the project. An amount of $3,549,087 has been accrued as at December 31, 2005 for all known or anticipated future obligations related to these health related claims. This amount does not include any amounts that might become due in respect of outstanding legal claims against JMC relating to silicosis that have not yet been heard by the appropriate Brazilian court. An estimate of the likely future settlements relating to these silicosis claims is between $8 million and $11.5 million, of which $2.8 million has been provided for in the $3.5 million accrual at December 31, 2005. It is management's belief that many of the remaining health related claims are substantially without merit and the actions will be vigorously defended.

In the twelve months ended December 31, 2005 the Company paid $874,227 (16-months ended December 31, 2004: $1.68 million) to settle amounts for which it was indemnified by Valencia. To date the Company has only been refunded $1.75 million by Valencia, with the balance outstanding at December 31, 2005, of $796,269, included in amounts receivable. All amounts indemnified by Valencia are unsecured and are due on demand.

Other receivables reflect the amount recoverable from Valencia under the indemnity as related to the other payables, discussed above. Desert Sun has been in negotiations with Valencia with regards to the settlement of the amounts due to the Company. Based on the financial position of Valencia and the latest settlement offer made by that company, the other receivables have been written down to the anticipated recovery of $2.4 million (over and above the current amount due of $796,269) and the difference of $3.1 million has been charged to operations.

An officer and director of the Company is a director of Valencia.

DESERT SUN MINING CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of Canadian dollars)

Twelve Months Ended December 31, 2005
(with comparatives as at and for the periods ended December 31, 2004 and August 31, 2003)

---

17.   SEGMENTED INFORMATION

The Company considers its business to consist of two geographical segments, Brazil and the corporate head office in Canada.

(i)   Geographic segmentation of the Company's assets is as follows:

	December 31 2005 $	December 31 2004 $	August 31 2003 $
Canada	42,386	22,980	6,760
Brazil	100,228	41,896	3,328
	142,614	64,876	10,088

(ii) Geographic segmentation of the Company's mining revenues:

	December 31 2005 $	December 31 2004 $	August 31 2003 $
Brazil	20,228	-	-

18.   FINANCIAL INSTRUMENTS

Fair Value

Canadian GAAP requires that the Company disclose information about the fair value of its financial assets and liabilities. Fair value estimates are made at the balance sheet date, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties in significant matters of judgement, and therefore cannot be determined with precision. Changes in assumptions could significantly affect these estimates. The carrying amounts for cash and equivalents, amounts receivable, (current and long-term) advances and prepaid expenses, and accounts payable and accrued liabilities on the balance sheet date approximate fair value because of the limited term of these instruments. The carrying value of equipment finance liabilities approximates fair value. The fair value of derivative foreign exchange instruments is provided below.

Foreign Exchange Risk

Certain of the Company's expenditures are incurred in United States and Brazilian currencies and are therefore subject to gains or losses due to fluctuations in these currencies.

To hedge risks associated with fluctuations in the US Dollar:Brazilian Real exchange rate, Desert Sun has entered into forward contracts to establish a price for the future purchase of Brazilian Real. To qualify for hedge accounting, the hedging relationship has been appropriately documented and it has been assessed that both at the inception and throughout the term of the hedge there will be reasonable assurance, that the hedging relationship will be effective. Effectiveness requires a high degree of correlation of changes in fair values or cash flows between the hedged item and the hedge.

On March 3, 2005, Desert Sun entered into agreements to purchase Brazilian Real (R$) for monthly delivery of the equivalent of US$1 million per month, beginning January 1, 2006, at an exchange rate averaging R$3.0:US$1 for the year. The sole purpose of these contracts is to hedge the exposure at the Jacobina Mine of future Brazilian Real denominated operating costs to exchange fluctuations.

DESERT SUN MINING CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of Canadian dollars)

Twelve Months Ended December 31, 2005
(with comparatives as at and for the periods ended December 31, 2004 and August 31, 2003)

---

18.   FINANCIAL INSTRUMENTS (continued)

Foreign Exchange Risk (continued)

Approximately 75% of the Brazilian Real denominated operating costs of the Jacobina Mine for 2006 are protected from fluctuations in the Brazilian Real: United States dollar exchange rate in this manner. The fair value of these agreements at December 31, 2005 was approximately $3.49 million.

Commodity Price Risk

The ability of the Company to develop its properties and the future profitability of the Company is directly related to the market price of gold.

19.   COMPARATIVE FIGURES

Certain of the comparative figures have been reclassified to conform to the presentation adopted in the current period.

20.   SUBSEQUENT EVENTS

    (a) On January 3, 2006 the Board of Directors of the Company determined it appropriate to award 2006 bonuses, stock options under the Stock Option Plan and shares under the Share Compensation Plan to various directors, officers and consultants to the Company as follows:

1. Distribute a bonus pool of $705,000 (for the purpose of these audited, consolidated financial statements, these payments have been included in accounts payable and accrued liabilities and general and administration expenses in the fiscal year ended December 31, 2005).
2. Issue 300,000 common shares under the Company's Share Compensation Plan in 3 tranches; 1/3 on each of January 3, 2006, 2007 and 2008. In the event of a change of control of the Company, any shares not yet issued will be issued immediately.
3. Grant stock options to purchase up to 695,000 common shares of the Company at an exercise price of $2.86 per share, expiring on January 3, 2011.

    (b) On February 21, 2006, Desert Sun and Yamana Gold Inc. ("Yamana") announced the acquisition of the Company by Yamana by way of a plan of arrangement. The acquisition of Desert Sun will be completed by way of a court approved Plan of Arrangement whereby each common share in the Company will be exchanged for 0.6 of a Yamana common share. All Desert Sun stock options and warrants will become exercisable for common shares of Yamana based on the exchange ratio.

The acquisition has the approval of the Board of Directors of Yamana and Desert Sun. The Board of Directors of Desert Sun, having received the recommendation of a special committee of directors, is recommending that shareholders vote in favour of the transaction. GMP Securities provided an opinion to the independent committee of the Board of Directors of Desert Sun that the business combination is fair, from a financial point of view, to the holders of common shares of the Company. Desert Sun's financial advisor is Sprott Securities Corporation.

The transaction is subject to all requisite regulatory and court approvals, third party consents and other conditions customary in transactions of this nature. The combination must be approved by at least two-thirds of the votes cast by the shareholders of Desert Sun at a meeting of holders of common shares. The shareholder meeting is expected to be held on March 31, 2006, with the transaction anticipated to close shortly thereafter. If the combination does not occur under certain circumstances, Desert Sun has agreed to pay Yamana a break-fee of US$21.5 million. If the combination does occur, the Company could be subject to certain severance, termination and other possible payments relating to its employees and consultants. Any such amount will be expensed as incurred.

DESERT SUN MINING CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of Canadian dollars)

Twelve Months Ended December 31, 2005
(with comparatives as at and for the periods ended December 31, 2004 and August 31, 2003)

---

21.   DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"). The following represents the material adjustments to the consolidated financial statements as at December 31, 2005, December 31, 2004, December 31, 2003 and August 31, 2003 and for the periods then ended in order to conform to accounting principles generally accepted in the United States ("US GAAP").

	As at and for the 12-months ended December 31 2005 $	As at and for the 12-months ended December 31 2004 $	As at and for the 4-months ended December 31 2003 $	As at and for the 12-months ended August 31 2003 $
ASSETS				
Mineral properties - Canadian GAAP	**55,421**	32,104	9,745	3,147
Less: exploration costs expensed - US GAAP (a)	**(6,213)**	(3,147)	(3,147)	(3,147)
Mineral properties - US GAAP	**49,208**	28,957	6,598	-
Other current asset – Canadian GAAP	**-**	-	-	-
Derivative instrument (d)	**3,486**	-	-	-
Other current asset – US GAAP	**3,486**	-	-	-
OPERATIONS				
Net Loss - Canadian GAAP	**(7,916)**	(6,983)	(1,283)	(2,254)
Exploration costs expensed - US GAAP (a)	**(3,066)**	-	-	(3,112)
Compensation expense - Canadian GAAP (b)	**-**	-	-	249
Compensation expense - US GAAP (b)	**-**	-	-	(498)
Net loss - US GAAP	**(10,982)**	(6,983)	(1,283)	(5,615)
LOSS PER SHARE				
Numerator: Net loss for the period - US GAAP	**(10,982)**	(6,983)	(1,283)	(5,615)
Denominator: Weighted-average number of shares - Canadian GAAP and US GAAP	**84,197,751**	60,848,709	45,014,264	25,048,434
Basic and diluted loss per share - US GAAP	**0.13**	0.11	0.03	0.22
CONTRIBUTED SURPLUS				
Contributed Surplus, end of period, Cdn GAAP	**8,084**	5,024	393	428
Compensation expense (b)	**301**	301	301	301
Contributed Surplus, end of period, US GAAP	**8,385**	5,325	694	729
DEFICIT				
Deficit, end of period - Canadian GAAP	**(25,644)**	(17,728)	(10,745)	(9,462)
Adjustment to deficit for exploration costs expensed - US GAAP (a)	**(6,213)**	(3,147)	(3,147)	(3,147)
Compensation expense (b)	**(301)**	(301)	(301)	(301)
Accumulated comprehensive income (d)	**3,486**	-	-	-
Deficit, end of period - US GAAP	**(28,672)**	(21,176)	(14,193)	(12,910)

DESERT SUN MINING CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of Canadian dollars)

Twelve Months Ended December 31, 2005
(with comparatives as at and for the periods ended December 31, 2004 and August 31, 2003)

21.   DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

	As at and for the 12-months ended	As at and for the 12-months ended	As at and for the 4-months ended	As at and for the 12-months ended
	December 31 2005	December 31 2004	December 31 2003	August 31 2003
	$	$	$	$
ACCUMULATED OTHER COMPREHENSIVE INCOME				
Accumulated other comprehensive income – Canadian GAAP	**-**	-	-	-
Derivative instrument (d)	**3,486**	-	-	-
Accumulated other comprehensive income – US GAAP	**3,486**	-	-	-
CASH FLOWS				
Cash flows from operating activities - Canadian GAAP	**(1,333)**	(1,324)	(1,563)	(1,558)
Exploration costs expensed as incurred - US GAAP (a)	**(3,066)**	-	-	(3,112)
Cash flows from operating activities - US GAAP	**(4,399)**	(1,324)	(1,563)	(4,670)
Cash flows from investing activities - Canadian GAAP	**(43,648)**	(29,930)	(3,606)	(3,154)
Exploration property expensed as incurred - US GAAP (a)	**3,066**	-	-	3,112
Cash flows from investing activities - US GAAP	**(40,582)**	(29,930)	(3,606)	(42)
FUTURE INCOME TAXES				
Future income taxes - Canadian GAAP	**1,652**	-	-	-
Future income tax assets relating to exploration costs expensed as incurred - US GAAP (a)	**2,237**	1,133	1,133	1,151
Increase in valuation allowance - US GAAP	**(2,237)**	(1,133)	(1,133)	(1,151)
Future income taxes - US GAAP	**1,652**	-	-	-

(a)   Exploration Property Costs

Exploration property costs and related exploration expenditures are accounted for in accordance with Canadian GAAP as disclosed in Note 2 of these consolidated financial statements. For US GAAP purposes, the Company expenses, as incurred, the exploration costs and option fees relating to unproven exploration properties. When proven and probable reserves are determined for a property and a feasibility study prepared, subsequent exploration and development costs of the property are capitalized.

DESERT SUN MINING CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of Canadian dollars)

Twelve Months Ended December 31, 2005
(with comparatives as at and for the periods ended December 31, 2004 and August 31, 2003)

---

21.   DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(b)   Stock-based Compensation

The following pro forma information presents the net loss for the period and the net loss per common share had the Company adopted SFAS 123 for all stock options issued to employees.

	December 31 2005	December 31 2004	December 31 2003	August 31 2003
	$	$	$	$
Loss for the period - US GAAP	(10,982)	(6,983)	(1,283)	(5,615)
Fair value of options issued to employees - US GAAP	-	-	-	(927)
Pro forma loss - US GAAP	(10,982)	(6,983)	(1,283)	(6,542)
Pro forma loss per share - US GAAP	0.13	0.11	0.03	0.26

The fair value amounts have been determined using a Black-Scholes option pricing model with the following assumptions used for the period ended August 31, 2003: expected dividend yield of 0%, expected volatility of 78%, a risk-free interest rate of 4% and an expected life of five years.

(c)   Income Taxes

Under Canadian GAAP, future income taxes are calculated based on enacted or substantially enacted tax rates applicable to future years. Under US GAAP, only enacted rates are used in the calculation of future income taxes. This difference in GAAP did not result in a difference in the financial position, results of operations or cash flows of the Company for the periods ended December 31, 2005, December 31, 2004, December 31, 2003 and August 31, 2003.

(d)   Comprehensive Income and Derivative Instruments

Effective for fiscal years beginning after December 15, 1997, Statement of Financial Accounting Standards No. 130 "Reporting Comprehensive Income" ("SFAS 130"), is applicable for U.S. GAAP purposes. SFAS 130 establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. SFAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement.

Under US GAAP, pursuant to SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities," the Company records in its balance sheet the fair value of derivative instruments used in its hedging activities. Changes in the market value of these derivative instruments have been recorded in Accumulated other comprehensive income, a separate component of Shareholders' equity. There are no similar requirements under Canadian GAAP. Effective for the Company's fiscal year beginning after October 1, 2006, Canadian GAAP will conform to the US GAAP standard.

The Company has entered into agreements to purchase Brazilian Real (R$) for monthly delivery of US$1 million per month and has designated these derivatives as hedge transactions. The fair value of these derivative financial instruments as at December 31, 2005 was approximately $3,486,000. Under Canadian GAAP, these derivative financial instruments are accounted for on an accrual basis. Realized and unrealized gains and losses are deferred and recognized in income in the same period and in the same financial statement category as the income or expense arising from the corresponding hedged positions.

DESERT SUN MINING CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of Canadian dollars)

Twelve Months Ended December 31, 2005
(with comparatives as at and for the periods ended December 31, 2004 and August 31, 2003)

---

21.   DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(e)   Recent accounting pronouncements

1.   In December 2004, the Financial Accounting Standards Board issued SFAS No. 153, "Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29." This Statement revises the criteria used to determine whether nonmonetary exchanges are measured based on the recorded amounts of the assets exchanged or on their fair value. SFAS No. 153 is effective for nonmonetary exchanges occurring in fiscal periods beginning after June 15, 2005. The Company is currently evaluating the impact on its consolidated financial statements of adopting these recommendations on January 1, 2006.

2.   In November 2004, the Financial Accounting Standards Board issued SFAS No. 151, "Inventory Costs, an amendment of ARB No. 43, Chapter 4." SFAS No. 151 amends prior guidance to clarify the accounting for abnormal amounts of freight, handling costs and waste material. In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This Statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The company does not believe that the adoption of this pronouncement will have a material impact on its financial reporting and disclosures.

3.   In April 2005, the CICA issued Section 1530 of the CICA Handbook, regarding "Comprehensive Income". This section applies to fiscal years beginning on or after October 1, 2006. It exposes reporting and disclosure recommendations with respect to comprehensive income and its components. Comprehensive income is the change in shareholders' equity, which results from transactions and events from sources other than the Company's shareholders. These transactions and events include changes in the currency translation adjustment relating to self-sustaining foreign operations and unrealized gains and losses resulting from changes in fair value of certain financial instruments.

The adoption of this section on January 1, 2007 implies that the Company will present comprehensive income and its components in a separate financial statement.

4.   In April 2005, the CICA issued Section 3855 of the CICA Handbook on "Financial Instruments – Recognition and Measurement Income". This Section applies to fiscal years beginning on or after October 1, 2006. It exposes the standards for recognizing and measuring financial instruments in the balance sheet and the standards for reporting gains and losses in the financial statements. Financial assets available for sale, assets and liabilities held for trading and derivative financial instruments, part of a hedging relationship or not, have to be measured at fair value.

The Company is currently evaluating the impact on its consolidated financial statements of adopting these recommendations on January 1, 2007.

5.   In April 2005, the CICA issued Section 3865 of the CICA Handbook regarding Hedges. This Section applies to fiscal years beginning on or after October 1, 2006. The recommendations expand the guidelines exposed in Accounting Guideline 13 (AcG-13), Hedging Relationships. This Section describes when and how hedge accounting can be applied as well as the disclosure requirements. Hedge accounting enables the recording of gains, losses, revenues and expenses from the derivative financial instruments in the same period as for those related to the hedged item.

The Company is currently evaluating the impact on its consolidated financial statements of adopting these recommendations on January 1, 2007.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of Canadian dollars)

Twelve Months Ended December 31, 2005
(with comparatives as at and for the periods ended December 31, 2004 and August 31, 2003)

---

21. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(e)   Recent accounting pronouncements (continued)

6.   In May 2005, the FASB issued SFAS 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3. SFAS 154 provides guidance on the accounting for, and reporting of, a change in accounting principle, in the absence of explicit transition requirements specific to a newly adopted accounting principle. Previously, most voluntary changes in accounting principles were required to be recognized by way of a cumulative effect adjustment within net income during the period of the change. SFAS 154 requires retrospective application to prior periods' financial statements, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS 154 is not expected to have a material effect on the consolidated financial statements of the Company.

7.   Beginning with the first quarter in 2006, the Company will adopt CICA Section 3831 "Non-Monetary Transactions". Under the new standard, a commercial substance test replaces the culmination of earnings test as the criteria for fair value measurement. In addition, fair value measurement is clarified. The Company does not expect application of this new standard to have any material impact on its consolidated financial statements.

8.   For the next five years CICA will adopt its new strategic plan for the direction of accounting standards in Canada, which was ratified in January 2006. As part of that plan, accounting standards in Canada for public companies will converge with International Financial Reporting Standards ("IFRS") over the next five years. The Company continues to monitor and assess the impact of convergence of Canadian GAAP and IFRS.

DESERT SUN MINING CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of Canadian dollars)

Twelve Months Ended December 31, 2005
(with comparatives as at and for the periods ended December 31, 2004 and August 31, 2003)

---

21.   DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(f)   Consolidated Statements of Operations and Deficit, for the four months ended December 2003 and 12-months ended December 31, 2004.

	Four Months Ended December 31 2003	Twelve Months Ended December 31 2004	Sixteen Months Ended December 31 2004
Revenue	$ -	$ -	$ -
Expenses			
Amortization	2,785	4,181	6,966
Compensation expense	-	4,419,024	4,419,024
Consulting fees	246,957	174,190	421,147
Directors' and Committee Members' fees	12,000	51,000	63,000
Investor relations and shareholders' information	231,560	562,812	794,372
Management and administrative services	529,417	1,148,314	1,677,731
Office and miscellaneous	126,527	384,639	511,166
Professional fees	64,077	164,323	228,400
Transfer agent, listing and filing fees	20,190	214,647	234,837
Travel and entertainment	121,130	441,167	562,297
Loss before the undernoted	1,354,643	7,564,297	8,918,940
Interest income	(72,014)	(601,340)	(673,354)
Interest expense	-	1,877	1,877
Foreign exchange loss	-	18,090	18,090
Net loss for the period	$ (1,282,629)	(6,982,924)	(8,265,553)
DEFICIT, beginning of period	(9,462,812)	(10,745,441)	(9,462,812)
DEFICIT, end of period	$(10,745,441)	$ (17,728,365)	$(17,728,365)
Net loss per share - basic and diluted	$(0.03)	$(0.11)	$(0.14)
Weighted average number of shares outstanding	45,014,264	60,848,709	57,348,561

DESERT SUN MINING CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of Canadian dollars)

Twelve Months Ended December 31, 2005
(with comparatives as at and for the periods ended December 31, 2004 and August 31, 2003)

---

21.   DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(g)   Consolidated Statements of Cash Flows, for the four months ended December 2003 and 12-months ended December 31, 2004.

	Four Months Ended December 31 2003	Twelve Months Ended December 31 2004	Sixteen Months Ended December 31 2004
Cash Provided by (Used in):			
OPERATING ACTIVITIES			
Net loss for the period	$(1,282,629)	$(6,982,924)	$(8,265,553)
Adjustments for non-cash items:			
Amortization	2,785	4,181	6,966
Compensation expense	-	4,419,024	4,419,024
Net change in non-cash working capital balances	(282,957)	1,235,994	953,037
Cash flows from operating activities	(1,562,801)	(1,323,725)	(2,886,526)
FINANCING ACTIVITIES			
Private placements (net of issue costs)	28,713,184	18,603,508	47,316,692
Exercise of warrants	1,218,300	2,066,633	3,284,933
Exercise of options	200,600	143,583	344,183
Cash flows from financing activities	30,132,084	20,813,724	50,945,808
INVESTING ACTIVITIES			
Exploration property, plant and equipment (net)	(3,597,846)	(22,141,084)	(25,738,930)
Property and equipment (net)	(7,979)	(7,788,784)	(7,796,763)
Cash flows from investing activities	(3,605,825)	(29,929,868)	(33,535,693)
CHANGE IN CASH AND EQUIVALENTS, for the period	24,963,458	(10,439,869)	14,523,589
CASH AND EQUIVALENTS, beginning of period	6,832,461	31,795,919	6,832,461
CASH AND EQUIVALENTS, end of period	$31,795,919	$21,356,050	$21,356,050

APPENDIX C

Management's Discussion and Analysis

DESERT SUN MINING CORP.
MANAGEMENT'S DISCUSSION AND ANALYSIS
December 31, 2005

(All amounts stated in Canadian dollars, unless otherwise indicated)

CONTENTS

1. INTRODUCTION	3
2. VISION AND STRATEGY	3
3. OVERVIEW OF THE THIRD AND FOURTH QUARTERS	4
4. OUTLOOK FOR 2006	8
5. CONSOLIDATED FINANCIAL RESULTS OF OPERATIONS	9
6. OPERATIONAL REVIEW	11
7. LIQUIDITY AND CAPITAL RESOURCES	24
8. CRITICAL ACCOUNTING POLICIES AND ESTIMATES	27
9. RISKS & UNCERTAINTIES	27
10. QUARTERLY AND ANNUAL DATA	30
11. MANAGEMENT CHANGES	31
12. RELATED PARTY TRANSACTIONS	31
13. CORPORATE ACCOUNTABILITY	32
14. SUBSEQUENT EVENTS	32
15. NON-GAAP MEASURES	34
16. SUPPLEMENT TO THE CONSOLIDATED FINANCIAL STATEMENTS	34

DESERT SUN MINING CORP.
MANAGEMENT'S DISCUSSION AND ANALYSIS
December 31, 2005

This annual report, including this MD&A contains certain "Forward-Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995, which are prospective and reflect management's expectations regarding Desert Sun's future growth, results of operations, performance and business prospects and opportunities. Forward-looking information can often be identified by forward-looking words such as "anticipate", "believe", "expect", "goal", "plan", "intend", "estimate", "may" and "will" or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, estimates of future production, projection of future revenue, targets for cash operating costs, costs of capital projects and the timing of commencement of operations, exploration results and future plans and objectives of Desert Sun are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Desert Sun's expectations are disclosed in its documents filed from time to time with the Toronto Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities and include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and operating costs varying significantly from estimates, uncertainties relating to the availability and costs of financing needed in the future, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.

Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Desert Sun undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

This annual report, including this MD&A, also uses the terms "measured resources", 'indicated resources' and 'inferred resources'. Desert Sun Mining Corp. advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the United States Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, 'inferred resources' have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under National Instrument 43-101. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

DESERT SUN MINING CORP.
MANAGEMENT'S DISCUSSION AND ANALYSIS
December 31, 2005

1. Introduction

This discussion and analysis of the consolidated operating results and financial condition of Desert Sun Mining Corp. ("Desert Sun", or the "Company") for the year ended December 31, 2005 should be read in conjunction with the related audited, consolidated financial statements including the notes thereto, as well as the audited consolidated financial statements and notes for the 16-months ended December 31, 2004, the Annual Information Form on file with the Securities Commissions of all the provinces of Canada and the Annual Report on form 40-F on file with the United States Securities and Exchange Commission.

Desert Sun was originally incorporated (Fredonia Oil & Gas Ltd.) under the laws of British Columbia on May 21, 1980. In 1984, the Company changed its name to Consolidated Fredonia Oil & Gas Ltd., in 1986 to Sun River Gold Corp. and in 1991 to Yellow Point Mining Corp. On August 26, 1994, the Company changed its name to Desert Sun Mining Corp. and on March 20, 2003, Desert Sun was continued under the Canada Business Corporations Act.

The audited, consolidated financial statements and related notes of Desert Sun have been prepared in accordance with accounting principles generally accepted in Canada ("GAAP"). Desert Sun's policies are consistent with accounting policies generally accepted in the United States ("US GAAP") in all material respects except as outlined in Note 21 to the audited, consolidated financial statements for the year ended December 31, 2005.

Desert Sun's audited, consolidated financial statements and related notes, as well as management's discussion and analysis thereof are expressed in Canadian dollars, except where otherwise indicated.

Mr. Peter Tagliamonte, P.Eng is the Qualified Person as defined by National Instrument 43-101 for all mining engineering work at the Jacobina Mine and associated development projects. Dr. Bill Pearson, P.Geo. is the Qualified Person as defined under National Instrument 43-101 responsible for the Company's exploration programs and the geoscientific and technical disclosure contained within this document. Mr. Peter Tagliamonte, P.Eng. and Dr. William N. Pearson, P.Geo. are both experienced exploration and mining professionals who have extensive experience at Jacobina and in Brazil. Mr. Tagliamonte, P.Eng., is the Vice President, Operations and Chief Operating Officer for Desert Sun and responsible for overseeing all aspects of the operation and expansion of the Jacobina mine. He has been on-site at Jacobina since April 2004. Prior to joining the Company he was Manager of the Sao Bento mine in Minas Gerais, Brazil for Eldorado Resources from 1997 to 2003. Dr. Pearson is Vice President, Exploration for Desert Sun and has made numerous trips to Jacobina in the course of the exploration work carried out since August 2002. In addition, he worked at the Jacobina Mine from 1996 to 1998 while with the previous owner, William Resources.

Change in the ending date of Financial Year
In 2004 the Company changed its financial year end from August 31 to December 31. Under Brazilian law, Jacobina Mineracáo e Comercio Ltda. ("JMC") is required to have a year-end of December 31 and, as JMC owns the Jacobina Mine and related exploration and development properties, management believes that it is more cost efficient and in the best interest of shareholders for both companies to have the same financial year-end. The Company implemented this change by having a transition year of 16 months, with the last day of the transition year being December 31, 2004. Below is a comparison of the quarterly periods for the current fiscal year with the comparable periods:

	Current fiscal year	Comparative Period
First quarter:	3-months ended March 31, 2005	3-months ended November 30, 2003
Second quarter:	3-months ended June 30, 2005	4-months ended March 31, 2004
Third quarter:	3-months ended September, 30, 2005	3-months ended June 30, 2004
Fiscal year:	12-months ended December 31, 2005	16-months ended December 31, 2004

This MD&A includes certain forward-looking statements. Please read the cautionary note at the commencement of this report.

2. Vision and Strategy

Desert Sun is a North American-based gold producer engaged in the exploration for, and development, extraction and processing of metals. Desert Sun's strategy is to provide its shareholders with superior returns from high quality assets in areas of low political risk. Desert Sun has a strong and liquid balance sheet, no debt other than equipment supplier credit arrangements and has not hedged or sold forward any of its future gold production.

DESERT SUN MINING CORP.
MANAGEMENT'S DISCUSSION AND ANALYSIS
December 31, 2005

On January 8, 2002, Desert Sun entered into a letter of intent with William Multi-Tech Inc. (formerly William Resources Inc. and now Valencia Ventures) ("Valencia") whereby Valencia agreed to option its Jacobina gold property in Brazil to Desert Sun. On May 1, 2002, the Company entered into a revised agreement with Valencia, whereby Valencia granted the Company the option to earn a 51% interest in its wholly owned subsidiary, Jacobina Mineração e Comércio Ltda. ("JMC"), which owns the mineral rights, mines and processing plant located on the Jacobina Mine paleoplacer gold property in Brazil. The total land position at that time was approximately 64 kilometres long and two to four kilometres wide. To earn the 51% interest in JMC, the Company was required to spend US$2,000,000 exploring the Jacobina property prior to December 31, 2004. On September 20, 2002, Desert Sun entered into a Memorandum of Understanding ("MOU"), pursuant to which Valencia granted the Company an option to acquire the remaining 49% interest in the mine and related mineral concessions by making an option payment of $100,000 at the time of execution of the MOU and a further $5 million in cash and/or shares in the Company within 90 days of earning the initial 51% interest. In September 2003, Desert Sun completed the required exploration expenditure commitment to earn its initial 51% interest in the property and then exercised its option to acquire the remaining 49% interest of the Jacobina property. As a result, the Company now owns 100% of the Jacobina property.

Desert Sun's principal asset is the Jacobina Gold Mine and the associated 155-kilometer long Bahia Gold Belt, located in the State of Bahia in northeastern Brazil. The mill facilities at Jacobina were commissioned in the first quarter of 2005 and commercial production at the Jacobina Mine was declared as of July 1, 2005. The mill facilities processed ore from the Jacobina Mine at 85% of stated capacity in the fourth quarter of 2005, operating at or above full production capacity for the latter portion of December 2005. Annual production at full capacity is expected to be 100,000 ounces of gold per annum.

The common shares of Desert Sun trade on the Toronto Stock Exchange under the trading symbol **DSM**, on the American Stock Exchange under the symbol **DEZ** and are also quoted over the counter on the Berlin and Frankfurt Stock Exchanges under the symbol **DRT**. The Company's share purchase warrants trade on the Toronto Stock Exchange under the symbol **DSM.WT**.

The Company has a strong management team (recently supplemented with the appointment of Mr. Mike Hoffman as Vice President, Strategic Development with primary responsibility for facilitating the planned expansion of gold production at Desert Sun's Jacobina Mine in Brazil), board of directors and special advisory committee, with diverse expertise in gold exploration, mine development and finance. Management's goal is to grow Desert Sun into a **250,000 ounce per year producer within three to four years**. The Company's short-term growth strategy is focused on the development of its Jacobina Mine, where Desert Sun expects to develop four further mining areas within 5 kilometers of the existing plant site.

The Company has three unique growth pillars:
1. a producing gold mine that is expected to reach full production by the end of 2005,
2. development projects that will significantly expand gold production and elevate the Company to an intermediate-sized gold producer within three to four years, and
3. excellent exploration targets on its extensive land holdings that provide the "blue-sky" opportunity for the discovery of further exploitation opportunities.

3. Overview of the Third and Fourth Quarters

HIGHLIGHTS

	THIRD QUARTER	FOURTH QUARTER
Results for the three months ended September 30 and December 31, 2005, respectively		
Revenues (*in thousands of Canadian dollars*)	$ 8,962	$ 11,266
Net loss for the period (*in thousands of Canadian dollars*)	$ (503)	$ (1,058)
Cash flow from operating activities (*in thousands of Canadian dollars*)	$ 566	$ 5,191

DESERT SUN MINING CORP.
MANAGEMENT'S DISCUSSION AND ANALYSIS
December 31, 2005

	THIRD QUARTER		FOURTH QUARTER	
Gold production				
Number of ounces produced (*in ounces*)		18,683 ounces		22,550 ounces
Number of ounces sold (*in ounces*)		16,400 ounces		20,399 ounces
Realized gold price (*in United States dollars per ounce*)	US$	442	US$	484
Total cash costs (*in United States dollars per ounce*)	US$	292	US$	265

Financial position at December 31, 2005

Cash and equivalents (*in thousands of Canadian dollars*)	$ 40,717
Total assets (*in thousands of Canadian dollars*)	$ 142,614
Shareholders' equity (*in thousands of Canadian dollars*)	$ 121,958
Total number of shares outstanding (*number*)	103,788,894 shares

The third quarter of fiscal 2005 represented a significant milestone in the evolution of Desert Sun, with the declaration of commercial production as of July 1, 2005 and the reporting of operating revenue and cost of operations for the Jacobina Mine for the first time. Results for the third and fourth quarter were relatively consistent, with operating costs per ounce expected to decline in 2006 as a result of throughput reaching operating capacity and the introduction of the currency hedge.

Review of Financial Results

Adjusted net earnings / (loss) (in thousands of Canadian dollars) (non-GAAP measure)

	THIRD QUARTER		FOURTH QUARTER	
Net loss for the period, as reported	$	(503)	$	(1,058)
Stock-based compensation		834		622
Foreign exchange gain		(109)		(187)
Write down of amount recoverable from Valencia Ventures Inc.		-		3,119
Adjusted net earnings	$	222	$	2,496

Desert Sun recorded adjusted net earnings for the three months ended December 31, 2005 of $2,496,000 compared with $222,000 in the quarter ended September 30, 2005; before charges for a non-cash stock-based compensation, a write down in the amount recoverable from Valencia in terms of their indemnifying the Company against obligations of JMC that existed at the time that Desert Sun acquired that company, and a foreign exchange gain on consolidation.

The net loss for the three month period ended December 31, 2005 was $1,058, 000, compared with $503,000 in the quarter ended September 30. The net loss for the year ended December 31, 2005, including a non-cash stock based compensation expense of $5.21 million and the write down of the amount recoverable from Valencia by $3.12 million, was $7.92 million, compared with a net loss for the sixteen months ended December 31, 2004 of $8.27 million that included a non-cash stock based compensation expense of $4.42 million.

Revenues from mining operations in the three months ended December 31, 2005 were $11.27 million, compared with $8.96 million in the first quarter of commercial operations, to September 30, 2005, while operating earnings at the Jacobina Mine were $3.33 million compared to $1.24 million in the quarter before. Production from the Jacobina Mine for the six months ended December 31, 2005 was 41,233 ounces of gold at an average total cash cost of US$278 per ounce. Cash costs were affected by the level of production processed from the Jacobina Mine (at 85% of design capacity in the fourth quarter and 75% in the third quarter), during this planned ramp-up phase, as well as the strength of the Brazilian Real (the effective rate for the six months was R$2.2842: US$1.00).

DESERT SUN MINING CORP.
MANAGEMENT'S DISCUSSION AND ANALYSIS
December 31, 2005

Gold production costs (non-GAAP measures) for the six months ended December 31, 2005
(United States dollars per ounce, unaudited)

	THIRD QUARTER	FOURTH QUARTER	SIX MONTHS
Direct mining costs	279	252	265
Selling, transportation and refining	9	9	9
Mine operating costs	288	261	274
Royalties	4	4	4
Total operating costs	292	265	278
Depreciation, depletion and amortization	67	90	79
Total production costs	359	55	357

Operating statistics for the six months ended December 31, 2005

	THIRD QUARTER	FOURTH QUARTER	SIX MONTHS
Tonnes mined	340,038	380,304	720,342
Tonnes milled	300,505	327,329	627,834
Gold ore grade (*grams per tonne*)	2.03	2.23	2.13
Gold recovery rate (%)	95.4%	96.0%	95.7%

The Company anticipates that total operating costs should decrease as production levels increase to full capacity and the protection of operating costs from the current strength of the Brazilian Real, through the Company's currency hedge program, is realized.

On March 3, 2005 Desert Sun entered into agreements with BankBoston to purchase Brazilian Real (R$) for monthly delivery of the equivalent of US$1 million per month beginning in January 2006 at an exchange rate averaging R$3.00:US$1.00 for the year. The Company is monitoring the exchange rate between the Brazilian Real and the US Dollar closely and may enter into further contracts for 2007 at an opportune time.

General and administration costs for the three and twelve months ended December 31, 2005 were $1.90 million and $5.55 million respectively, compared to $4.50 million in the 16 months ended December, 2004. The major components continue to be management and administrative services, investor relations and shareholder information and general office expenses.

At December 31, 2005, Desert Sun had treasury assets with a market value of $40.72 million. Cash flow used in operations was $1.33 million in the year ended December 31, 2005 including additions to non-cash working capital items of $1.38 million, compared with a cash outflow of $2.89 million in the sixteen months ended December 31, 2004 that included $953,000 of reductions in non-cash working capital. Excluding the changes in non-cash working capital, operating activities generated $45,000 in 2005, compared with cash utilized in 2004 of $3.84 million.

Capital expenditures in the fourth quarter on property, plant and equipment and mineral properties were $9.55 million. This included $3.41 million on property, plant and equipment (primarily machinery and equipment), $2.46 million on sustaining capital development at the Jacobina Mine, $1.78 million at Morro do Vento, $1.21 million on the remaining development projects (primarily Canavieiras and the Morro do Vento Extension) and $0.69 million on exploration at Pindobaçu and along the Bahia Gold Belt.

Gold production in the fourth quarter was 22,550 ounces, compared 18,683 ounces in the third quarter and 11,873 ounces of gold in the second quarter (in the pre-production stage). In the three months ended December 31, 2005 20,399 ounces of gold were sold at an average price of US$484 per ounce, compared to 16,400 ounces of gold at an average price of US$442 per ounce in the three months ended September 30, 2005 and 9,889 ounces in the three months ended June 30, 2005 at an average price of US$427 per ounce.

DESERT SUN MINING CORP.
MANAGEMENT'S DISCUSSION AND ANALYSIS
December 31, 2005

CORE BUSINESS - GOLD MINING

The Jacobina property is located in the state of Bahia in northeastern Brazil approximately 340 kilometres northwest of the city of Salvador. Salvador, the state capital of Bahia, has a population of 2.5 million. The property is comprised of 5,996 hectares of mining concessions, 129,572 hectares of granted exploration concessions and 6,012 hectares of filed exploration claims for a total of 141,580 hectares. The Jacobina property forms a contiguous elongated rectangle extending 155 kilometres in a north-south direction, and varying from 2.5 to 4 kilometres in width. This shape is a reflection of the underlying geology with the gold-mineralized host rocks trending along the property's north-south axis.

Salvador is a key commercial centre in Brazil and is serviced by an international airport and a large port facility. Access to the property from Salvador is via paved secondary highway to the town of Jacobina and by a well-maintained paved road from the town to the mine site. A second field exploration office has also been established at the town of Pindobaçu, located 50 kilometres north of Jacobina. Pindobaçu is accessible by a well-maintained paved road with access to various working areas by secondary unpaved roads.

The town of Jacobina was founded in 1722 and is a regional agricultural centre with an official population of 76,484 as reported in 2003 by the INSTITUTO BRASILEIRO DE GEOGRAFIA E ESTATÍSTICA (IBGE). It provides all the accommodation, shopping and social amenities necessary for the mine's labour force. Telephone and high speed internet service are available in Jacobina and these services have been installed at both the mine site and at the exploration offices in the town of Jacobina.

The Jacobina project is located in a region of sub-tropical, semi-arid climate with generally flat to low rolling hills. Precipitation at Jacobina is somewhat higher that the regional average, with average annual precipitation of 84 centimetres; the May to October period being somewhat drier than the rest of the year. Temperatures vary little throughout the year, with average daytime highs of 26ºC to 40ºC and nightly lows of 17ºC to 20ºC.

The Jacobina mine itself is located within the heart of the Serra do Jacobina mountain chain that exist due to the resistant weathering of the quartzite and quartz pebble conglomerate of the Serra do Córrego and Rio do Ouro Formations from which they are formed and which have been thrust faulted to surface at this location. The mountains have resulted in a local micro-climate of highly variable, but somewhat greater rainfall amounts than the surrounding region.

Jacobina Mine
Desert Sun owns 100% of the Jacobina property, which includes the Jacobina Gold Mine, the Morro do Vento project currently under development, additional projects in the mine area slated for near term development, and the associated 155-kilometer long Bahia Gold Belt. Since 2002, DSM has completed a three-stage development program as follows:

- In the first stage (2002 - 2003), completed in September 2003, Desert Sun secured exclusive ownership of the Jacobina property and completed a feasibility study that supported the reopening of the Jacobina Mine.

- The second stage (2003 - 2005), completed in June 2005, involved bringing the Jacobina Mine back into production in line within the proposals contained in the SNC Lavalin feasibility study, as modified through the development process. Rehabilitation of the Jacobina Mine started in earnest in April 2004. Existing facilities were refurbished and improvements made in the mining and processing methods. The plant facilities were completed in February 2005, with a rated capacity of 4,200 tonnes per day and expected annualized production of 100,000 ounces. The first gold pour took place in March 2005 and commercial production was declared as of July 1, 2005.

- With production at the Jacobina Mine at design capacity, the Company has initiated the third stage (2005 - 2009) of its development program, the goal of which is the expansion of annual production through development of additional mining areas within the immediate vicinity of the existing plant facilities to over 250,000 ounces of gold per annum. Planning done to date has highlighted the potential for developing two additional mining areas over the next three to four years in order to successfully achieve this goal.

The mining method is sublevel retreat, longhole stoping, using electric-hydraulic jumbos, 15-tonne LHDs (Load Haul Dump) and 33-tonne trucks. A ramp and drifts provide access to the mine for labour, equipment and materials. The plant uses conventional crushing, grinding and carbon-in-pulp ("CIP") technology.

Labour, safety and training
At December 31, 2005 Desert Sun employed 556 (September 30, 2005: 468; June 30, 2005: 390; March 31, 2005: 293) personnel on site at the Jacobina Mine and at the various exploration projects. This staff complement was supplemented by temporary contractors for a total of 873 (September: 754; June 30, 2005: 713; March 31, 2005: 618) individuals on site. In the year to date, the Company has conducted 14,909 hours of safety training, including 5,143 hours in the current quarter. Through December 31, 2005 all 22 accidents that occurred at the Jacobina Mine were of a minor nature. In February 2006, however, Desert Sun was saddened to report a fatal accident as a result of a rock fall.

Environmental
Under Desert Sun's operational management, the Jacobina Mine has had no environmental spills or incidents. All effluent monitoring requirements are in compliance with Operating Licence conditions.

In the period under review, the Company received the Mine Operating Licence for Morro do Vento as well as the Mill Operating Licence for the expansion to 195,000 tonnes per month (6,500 tonnes per day) from the Brazilian environmental review agency, Centro de Recursos Ambientais (CRA).

4. Outlook for 2006

Desert Sun anticipates continuing the strong forward momentum of the past couple of years during 2006. Total gold production for 2006 is forecast at approximately 105,000 ounces. Annual steady state production, being 100,000 ounces per annum, having been reached near the end of 2005. Average head grade is projected to be 2.27 g/t with an average recovery rate expected at the plant of 96.5%. The production forecast is based on milling 4,200 tonnes per day until late 2006 when it is expected that throughput should have increased to 6,500 tonnes per day. Cash costs, at full production, are expected to decrease to below $250 per ounce.

Desert Sun expects the completion of two pre-feasibility studies in the first half of 2006; one for the Morro do Vento Extension development project located one kilometre from the existing processing plant; the other for the Canavieiras development project located four kilometres north of the plant. With the positive completion of these two studies, Desert Sun anticipates an increase in mineral reserves over the currently stated 1.5 million ounces.

Desert Sun's exploration and development program for 2006 has a budget of US$4 million, compared with approximately US$5 million spent throughout 2005. A further decline in the US dollar, geopolitical tensions and lower levels of producer hedging have the potential to push gold prices higher. Desert Sun has no debt, other than short-term credit facilities provided by the suppliers of the Company's mobile equipment, and its gold production is entirely unhedged enabling it to fully participate in higher gold prices.

The Brazilian Real has remained relatively stable in relation to the Canadian Dollar during the fiscal year to date, depreciating 9.4% from R$2.2098 to R$2.0032. The Company expects the Brazilian Real to trade within the range of R$2.00:US$1.00 and R$2.50:US$1.00 during 2006 and inflation in Brazil to remain near the current rate of 5%.

The Jacobina Mine operating cost structure reflects an exposure of approximately 25% US$ based and 75% R$ based costs. The project is financially robust at the projected worst case limits on the exchange rates. On March 3, 2005 Desert Sun entered into agreements with BankBoston to purchase Brazilian Real (R$) for monthly delivery of the equivalent of US$1 million per month beginning January 1, 2006 at an exchange rate averaging R$3.0:US$1 for the full year. This equates to approximately 75% of the Jacobina Mine Brazilian Real based operating costs.

5. Consolidated Financial Results of Operations

(in thousands of Canadian dollars, except per share amounts)

	Three months: December 31, 2005	Three months: September 30, 2005	Three months: June 30, 2005	Three months: March 31, 2005	Fiscal year: 2004	Fiscal year: 2003
Revenue						
Mining operations	**(11,266)**	(8,962)	0	0	0	0
Investment income	**(106)**	(78)	(136)	(113)	(673)	(82)
Expenses						
Mining operations	**5,311**	5,879	0	0	0	0
Government royalty	**112**	90	0	0	0	0
Selling, transport and refining	**226**	204	0	0	0	0
Depreciation, depletion and amortization	**2,285**	1,551	0	0	0	0
General and administration:						
- *Amortization (corporate)*	*1*	*1*	*1*	*1*	*7*	*3*
- *Consulting fees*	*49*	*31*	*29*	*643*	*421*	*153*
- *Directors' and committee member fees*	*12*	*11*	*13*	*13*	*63*	*0*
- *Investor relations and shareholder information*	*159*	*91*	*182*	*126*	*794*	*389*
- *Management and administrative services*	*328*	*308*	*281*	*276*	*910*	*398*
- *Office and miscellaneous*	*131*	*115*	*126*	*99*	*511*	*233*
- *Professional fees*	*118*	*61*	*75*	*12*	*229*	*119*
- *Taxes*	*327*	*183*	*35*	*0*	*0*	*0*
- *Transfer agent, listing and filing fees*	*(49)*	*14*	*88*	*85*	*235*	*167*
- *Travel and entertainment*	*118*	*44*	*135*	*74*	*562*	*298*
- *Non-recurring cash bonus*	*705*	*0*	*0*	*495*	*768*	*318*
Stock-based compensation	**622**	834	3,750	0	4,419	249
Write down of amount recoverable	**3,119**	0	0	0	0	0
Foreign exchange loss / (gain)	**(187)**	(109)	65	0	18	8
Financial expenses	**75**	174	0	0	2	1
Income taxes	**(1,032)**	61	0	0	0	0
Net Loss for the Period	**1,058**	503	4,644	1,711	8,266	2,254
Per Share: Basic and diluted	*0.01*	*0.01*	*0.06*	*0.02*	*0.14*	*0.09*
Operating cash inflow / (outflow)	**5,191**	566	(4,828)	(2,261)	(2,887)	(1,558)

DESERT SUN MINING CORP.
MANAGEMENT'S DISCUSSION AND ANALYSIS
December 31, 2005

Three months ended December 31, 2005

On a consolidated basis, Desert Sun recorded a net loss from operations of $1.06 million and $7.92 million in the three and twelve months ended December 31, 2005 or 1 and 9 cents per share, respectively; compared with $8.27 million (or 14 cents per share) in the year ended December 31, 2004.

The financial results of operations highlights significant increases in overheads over fiscal 2004 and fiscal 2003, which includes increased management remuneration due to a higher staff complement and an increased contractual time commitment on the part of the officers of the Company; higher listing and filing fees as a result of the increased market capitalization of the Company (used to calculate exchange annual sustaining fees) and the listing of the Company's securities on the American Stock Exchange; and consulting fees that include $626,500, being the value expensed for the 500,000 warrants issued during the course of considering various financing alternatives for the Company earlier this year (as valued in terms of the Black-Scholes Model). Head office cash operating costs, i.e. general and administration expenses less non-cash consulting fees and corporate amortization, amounted to $1,898,000 in the three months ended December 31, 2005 (including bonuses declared by the board of directors in January 2006 of $705,000), compared to $858,000 in the three months ended September 30, 2005, $964,000 in the three months ended June 30, 2005 and $701,000 in the quarter ended March 31, 2005.

Significant operating expenses are as follows:

Management and administrative services *of $328,000 were incurred in the three months ended December 31, 2005, compared with $308,000 in the third quarter. The expense for the first quarter of $771,000 included bonuses paid upon the achievement of significant milestones, of $495,000. In January 2006, the board of directors granted bonuses to directors, officers and consultants totaling $705,000 that have been accrued at December 31, 2005. Management costs have reached a relatively stable level, higher than fiscal 2004 as a result of the growth in the Company with additional officers and consultants being added as well as increased time commitments by existing officers and consultants. Also included in the above expense is $22,500 per quarter paid to a company controlled by a director of Desert Sun, for administrative services. Ongoing management consulting and administration fees of approximately $350,000 per quarter can be expected.*

Investor relations and shareholders' information *activities cost $159,000 in the three months ended December 31, 2005, compared with an average of $133,000 in the earlier three quarters. The Company sustains an active investor relations campaign directed to increase awareness of the Company and its project both in North America and Europe. Significant activities during the period included an event co-hosted by the Company in London, England (that cost the Company approximately $30,000) and road trips in the United States (costing approximately $50,000).*

Travel and entertainment *expenses of $118,000 in the three months ended December 31, 2005 were higher that the average travel expenses of the earlier three quarters of $84,000. The travel and entertainment costs relate principally to the investor relations and marketing activities of management in Europe and the United States, but also included visits by senior management to Brazil.*

Office and miscellaneous *expenses in the three months ended December 31, 2005 were $131,000, compared with $115,000 in the three months ended September 30, 2005. Desert Sun shares corporate office space and administrative services with certain other public companies. The Company is reimbursed by these other companies for their proportionate share (approximately 77% as at December 31, 2005) of all common expenses such as office rental, telephone, computer maintenance and office supplies. The largest component of this expense category in the period under review was insurance –including public liability, directors and officers and health insurance – of $63,000. Office rent amounted to $17,000 and telephone and communications costs totaled $27,000.*

Professional fees *increased from an average of $50,000 in the three quarters ended September 30, 2005 to $118,000 in the three months ended December 31, 2005. These services included those of the Company's auditors, its financial advisors (related to the ongoing review of financing alternatives) and the costs of compliance with Sarbanes Oxley in the United States.*

Taxes, *in the third quarter, comprised mainly indirect Brazilian taxes, such as charges on financial transactions, while in the second quarter (when all expenditure in Brazil was capitalized) they related to Ontario Capital Taxes. In the fourth quarter, taxes were composed of both these elements.*

DESERT SUN MINING CORP.
MANAGEMENT'S DISCUSSION AND ANALYSIS
December 31, 2005

6. Operational Review

In the year ended December 31, 2005 the Company achieved significant milestones at the Jacobina Mine and associated exploration program:

1.   The Jacobina Mine has been reactivated and at full production will produce 100,000 ounces of gold per annum. The first gold was poured at the reactivated Jacobina Mine in March 2005, commercial production was declared effective July 1, 2005 and the mine operated at 85% of capacity in the fourth quarter ended December 31, 2005.

2.   The Jacobina Mine produced a total of 11,935 ounces from the first gold pour at the end of March 2005 to June 30, 2005. Of this total, 9,889 ounces were sold by June 30, 2005 at an average net sale price of US$427 per ounce and the proceeds of US$4.2 million, less the attributable costs of production, were credited against mine development costs. During the second quarter of 2005, the mill processed 210,400 tonnes with an average grade of 2.16g Au/t resulting in the production of 11,873 ounces of gold.

3.   In the three months ended December 31, 2005 the mill processed 327,329 tonnes with an average grade of 2.23 g Au/t resulting in production of 22,550 ounces of gold (compared with 300,505 tonnes with an average grade of 2.03 g Au/t resulting in the production of 18,683 ounces of gold the first quarter of commercial production ended September 30, 2005). The metallurgical recovery rate was 96.0%. Sales of gold in the third quarter totaled 20,399 ounces at an average net sale price of US$484 per ounce. Sales of silver generated a by-product credit of approximately US$6,000.

4.   As of December 31, 2005 proven and probable mineral reserves in the Jacobina Mine (João Belo Zone) are 13,220,000 tonnes grading 2.15 g Au/t containing 913,100 ounces of gold. Total Proven and Probable mineral reserves in all zones are 21,580,000 tonnes grading 2.18 g Au/t containing 1,510,000 ounces. This is an increase of 310,000 ounces from the August 2005 reserve estimate.

This new reserve estimate is now being used in the Jacobina Mine development plan and increases mine life by over three years. A pre-feasibility study is currently in progress for the Canavieiras Mine, which has the potential to further increase reserves. The new estimate at the João Belo Zone contains a contribution from the newly discovered FW (Footwall) Reef in the main ore zone.

The mineral reserves, which are included in the table of mineral resources below, were estimated using a gold price of US$400 per ounce and a block cutoff grade of 1.41 g Au/t. Dilution and mining recovery rates appropriate for each zone were applied following established practices at the mine.

ESTIMATED MINERAL RESERVES AS OF DECEMBER 31, 2005, JACOBINA MINE AREA

Mine/Area	Proven		Probable		Proven & Probable		
	Tonnes	g Au/t	Tonnes	g Au/t	Tonnes	g Au/t	Ounces Contained
Joao Belo [2]	3,007,000	2.18	10,215,000	2,14	13,220,000	2.15	913,000
Morro do Vento [4]	Nil	Nil	4,672,000	1.95	4,672,000	1.95	292,000
Morro do Vento Ext. (Basal Reef) [3]	58,000	3.57	2,712,000	2.68	2,770,000	2.69	240,000
Serra de Córrego [3]	Nil	Nil	918,000	2.17	918,000	2.17	64.000
Total [5]					21,580,000	2.18	1,510,000

1 Mineral reserves have been classified in accordance with CIM standards under NI 43-101.
2 Desert Sun Mining mineral reserve estimate December 31, 2005.
3 Updated following original Dynatec mineral reserve estimation of September 2003 in the SNC Lavalin feasibility study (see Desert Sun Press Release September 12, 2003).
4 Desert Sun Mining mineral reserve estimate August 11, 2005 (reviewed by Devpro Mining Inc.) (see Desert Sun Press Release August 11, 2005).
5 Totals have been rounded.

5.   An internal review and evaluation of the Company's development projects was completed in January 2005, with Morro do Vento identified as the next project to be developed. A pre-feasibility study of Morro do Vento, which is located 1.5 km from the processing plant, was completed in August 2005 and confirmed the economic viability of developing the Morro do Vento Mine. Micon International Limited of Toronto completed the review of mineral resources; AMEC Americas Limited of Vancouver completed a review of the mill expansion and Devpro Mining Inc. of Sudbury, in conjunction with Desert Sun staff, completed the mine plan and mineral reserve estimate. All licences and permits necessary to initiate work at Morro do Vento have been received from the Brazilian environmental review agency, Centro de Recursos Ambientais (CRA).

6.   In 2005, Desert Sun has continued to make solid progress with its US$5million exploration program within the Bahia Gold Belt and completed 25,676 metres of NQ diamond drilling completed in 130 holes, testing three major target areas: the Canavieiras and Morro do Vento Extension targets in the Jacobina Mine area, and the northern Bahia Gold Belt target area, 50 km north of the town of Jacobina.

JACOBINA MINE

The gold mineralization of the Jacobina Mine is hosted almost entirely within quartz pebble conglomerates of the Serra do Córrego Formation, the lowermost sequence of the Proterozoic-age Jacobina Group. This Formation is typically 500 metres thick, but locally achieves thicknesses of up to one kilometre. Overall, the property covers 155 km of strike length along the trend of the Jacobina Group. Within the property the Serra do Córrego Formation is exposed for 75 km. Despite the extensive exposure of the mine sequence most of the exploration and all of the non-artisanal mining activities have been concentrated along a 10-km long central zone.

The host rocks to the Jacobina gold mineralization are highly sorted and rounded quartz pebble conglomerate reefs of the Serra de Córrego Formation. Gold occurs as fine grains 20 to 50 microns in size predominantly within well packed conglomeratic layers in which medium to larger- sized quartz pebbles are present. The gold occurs within the matrix and often in association with pyrite and fuchsite. However, these accessory minerals also occur in the absence of gold. Gold-rich reefs show a characteristic greenish aspect because of the presence of the chromium-rich muscovite, fuchsite. Intra-reef quartzites typically contain low gold grades (<0.70 g/t Au).

The gold-bearing reefs range in size from 1.5 to 25 m wide and can be followed along strike for hundreds of metres, and in some cases for kilometres. Some contacts between reefs and the later crosscutting mafic and ultramafic intrusives are enriched in gold.

Reactivation of the Jacobina Mine started in earnest in April 2004. By May 2004, the underground mine was de-watered, by June 2004 the antiquated rail haulage system was removed, the drifts enlarged to accommodate mechanized equipment and new ramp development started, and in July 2004 ore development commenced. A complete fleet of new equipment was purchased from Atlas Copco and Volvo, which included 15-tonne LHDs (Load Haul Dump), 33-tonne haulage trucks, electric hydraulic 2-boom jumbos, and electric hydraulic ITH (in-the-hole) production drills. New ventilation, compressed air, and electrical systems were installed. Mine offices, heavy equipment mechanical shops, warehouses, staff facilities and a haulage road were completed by October 2004.

The plant has been completely refurbished and modernized, with four additional leach tanks installed to increase leach time and gold recovery from the historical 92% to 96.5%. A new regeneration kiln has been installed and the CIP (carbon-in-pulp) circuit has been upgraded with a 100% increase in the screen capacity. A new crushing plant has been constructed with a throughput capacity of 386 tonnes-per-hour. The production plant has been fully automated with Siemens technology and is now operating with 40% less manpower.

The capital project, including development of the Jacobina Mine, refurbishment of the mill facilities and the purchase of all machinery, equipment and vehicles, cost approximately US$37 million. The original 2003 SNC Lavalin Feasibility Study projected costs of US$34 million. Lower development costs were offset by pre-operational revenue beginning later than expected as a result of delays in the delivery of the long-hole drills.

Desert Sun poured the first gold bar at the Jacobina Mine in March 2005 and declared commercial production effective July 1, 2005. The mine produced at 75% of operating capacity during the third quarter and at 85% of operating capacity in the fourth quarter as part of the planned ramp-up to full production. By the end of December 2005, the plant was operating consistently at its design capacity of 4,200 tonnes per day.

DESERT SUN MINING CORP.
MANAGEMENT'S DISCUSSION AND ANALYSIS
December 31, 2005

Ore mined in the third quarter ended September 30, 2005 was 340,913 tonnes and ore milled was 300,505 tonnes at an average grade of 2.03 g Au/t. In the fourth quarter ended December 31, 2005, 380,304 tonnes of ore was mined and 327,329 tonnes of ore was milled. Gold production in the fourth quarter was 22,550 ounces at an average total cash cost of US$278 per ounce, compared with 18,683 ounces at an average total cash cost of US$292 per ounce in the third quarter. The average recovery rate at the mill was 95.7%, with a high of 96.5% reached in the month of November 2005.

Total production for 2005 was 53,168 ounces, including production of 11,935 ounces in the preproduction phase. Average head grade at full production is projected to be 2.27g Au/t for 2006 with an average recovery rate expected at the plant of 96.5%. The production forecast is based on milling 4,200 tonnes per day.

In August 2005, the Company issued the results of a positive pre-feasibility study prepared by Devpro Mining in association with Micon International and AMEC Americas on the Morro do Vento target area located 1.5 kilometers north of the processing plant. The Morro do Vento mine will be the second production area at Jacobina and will add an additional 50,000 ounces per year bringing overall production to 150,000 ounces per year. The mining method and equipment will be similar to that currently used at the Jacobina Mine operations. AMEC Americas has been retained to carry out a feasibility study for the plant expansion.

The Company has started work at Morro do Vento, reaching the ore on the 720 Level at the end of December 2005. The first items of mining equipment have arrived on site and the Company plans to develop the mine reaching full production capacity by the end of 2006. A strong mine development team has been assembled, which will oversee all work on the project.

EXPLORATION

Desert Sun initiated exploration at the Jacobina project in the fall of 2002. This program was substantially expanded in September 2003 and has continued at the rate of 25,000 metres of drilling per year since that time. The original property holdings, which extended approximately 62 kilometres along strike, have been expanded considerably so that the current property covers a strike length of 155 kilometres. The term "Bahia Gold Belt" was coined by Desert Sun to describe the overall gold mineralized belt of Proterozoic sediments. In the last three years, exploration has outlined five development projects (Joáo Belo extension, Serra do Córrego, Morro do Vento, Morro do Vento Extension and Canavieiras) as well as outlined a promising target at Pindobaçu, located 50 kilometres north of the town of Jacobina.

Measured and Indicated mineral resources for all zones at Jacobina now total 27,900,000 tonnes grading 2.57g Au/t containing 2,311,000 ounces of gold. This is a significant increase of 261,000 ounces of gold compared to the December 2004 measured and indicated resource of 24,800,000 tonnes grading 2.53g Au/t containing 2,050,000 ounces of gold. Since the August 2003 resource estimate that formed the basis for the SNC-Lavalin feasibility study, exploration and development work by Desert Sun has increased Measured and Indicated mineral resources by 949,000 ounces of gold at an average discovery cost of approximately US$10 per ounce. At the Jacobina Mine, drilling and development has outlined sufficient new measured and indicated resources to replace 2005 production.

Additionally, Inferred mineral resources in all zones now total 33,600,000 tonnes grading 2.80g Au/t containing 3,029,000 ounces of gold. This is a substantial addition of 1,129,000 ounces of gold compared to the December 2004 inferred mineral resource of 22,200,000 tonnes grading 2.61g Au/t containing 1,900,000 ounces of gold. This increase reflects major additions at the Jacobina Mine (João Belo zone) where inferred mineral resources now total 14,430,000 tonnes grading 2.66g Au/t containing 1,235,000 ounces of gold compared to the December 2004 inferred resource of 5,300,000 grading 2.33g Au/t containing 390,000 ounces of gold.

DESERT SUN MINING CORP.
MANAGEMENT'S DISCUSSION AND ANALYSIS
December 31, 2005

MINERAL RESOURCES
UPDATED BY DESERT SUN AND REVIEWED AND CONFIRMED BY MICON AS OF DECEMBER 20, 2005

Category	Mine	Tonnes	Grade (g/t Au)	Contained Gold (ounces)
Measured	João Belo	3,100,000	2.35	234,000
	Morro do Vento - Basal/Main	210,000	5.77	39,000
	Morro do Vento Ext. - Basal/ Main	40,000	5.34	7,000
	Canavieiras	60,000	6.73	13,000
	Serra do Córrego	10,000	7.50	2,000
	Subtotal	**3,400,000**	**2.68**	**295,000**
Indicated	João Belo	10,570,000	2.29	780,000
	Morro do Vento-Intermediate	5,800,000	2.18	407,000
	Morro do Vento - Basal/Main	1,010,000	4.83	157,000
	Morro do Vento Ext - Basal/Main	3,530,000	2.87	325,000
	Canavieiras	1,930,000	3.45	214,000
	Serra do Córrego	910,000	2.39	70,000
	Joao Belo Sul	770,000	2.55	63,000
	Subtotal	**24,500,000**	**2.56**	**2,016,000**
Total Measured and Indicated	João Belo	13,670,000	2.31	1,015,000
	Morro do Vento-Intermediate	5,800,000	2.18	407,000
	Morro do Vento - Basal/Main	1,220,000	4.99	195,000
	Morro do Vento Ext - Basal/Main	3,560,000	2.89	332,000
	Canavieiras	1,990,000	3.54	227,000
	Serra do Córrego	920,000	2.44	72,000
	Joao Belo Sul	770,000	2.55	63,000
	Total	**27,900,000**	**2.57**	**2,311,000**
Inferred[2]	João Belo	14,430,000	2.66	1,235,000
	Morro do Vento-Intermediate	2,460,000	2.42	191,000
	Morro do Vento - Basal/Main	1,920,000	3.78	233,000
	Canavieiras	6,900,000	3.29	730,000
	Serra do Córrego	1,350,000	3.51	152,000
	Joao Belo Sul	3,890,000	1.67	209,000
	Other Areas	2,680,000	3.23	279,000
	Total	**33,600,000**	**2.80**	**3,029,000**

[1]Totals have been rounded

[2] There are no inferred resources at Morro do Vento Ext. - Basal/Main as the target has been completely drilled off

B. Terrence Hennessey, P.Geo., of Micon International reviewed the updated resource estimate and confirmed that they were estimated in accordance with the requirements of National Instrument 43-101. Mineral resources include the above mineral reserves.

2005 Exploration Program

In 2005, the exploration program continued at a high level of activity with a total of 25,676 metres of NQ diamond drilling completed in 130 holes. The prime target areas drilled were Canavieiras and Morro do Vento Extension in the Jacobina Mine area and at Pindobaçu in the northern Bahia Gold Belt. Geological mapping, sampling, soil and rock geochemical sampling and geophysical (induced polarization) surveys were continued over much of the property, especially in the northern Bahia Gold Belt in the Pindobaçu-Fumaça area

EXPLORATION PROGRAM, JACOBINA MINE AREA

A total of 17,130 metres in 82 holes were drilled in targets in the Jacobina Mine area, excluding the Jacobina Mine (Joao Belo Zone) with the bulk of meterage drilled at Canavieiras and Morro do Vento Extension.

TARGET AREA	Total Metres Drilled
Jacobina Mine Area	
Canavieiras (CAN)	8,309.40
Morro do Vento Extension (MCZ/MVT)	8,511.10
Serra do Córrego (SCO)	309.55
Total	**17,130.05**

Drilling was very successful at upgrading and expanding mineral resources at both Canavieiras and Morro do Vento Extension. In addition to the above diamond drilling, at the Joao Belo Mine (Joao Belo zone) two holes totalling 1,613 metres were completed by the mine in a deep drilling program to test the downdip and along strike extension of the main (LMPC reef) ore zone. Definition drilling and development work continued to expand the geological knowledge of the deposit and outlined a new conglomerate reef in the footwall of the ore zone.

EXPLORATION PROGRAM, BAHIA GOLD BELT (EXCLUDING JACOBINA MINE AREA)

Desert Sun holds property in the Bahia Gold Belt totaling 141,580 hectares and essentially controls the entire Bahia Gold Belt. The Company carried out a program of regional and detailed geological mapping, prospecting, rock and soil geochemical sampling that allowed the classification of the primary types of gold occurrences and defined four major target areas across the belt outside of the Jacobina mine area.

These target areas are, from north to south:

- Gold-bearing quartz veins, stockworks and extensive silicified zones in a thick package of fuchsite-bearing, locally oxidized (after pyrite) quartzites and metaconglomerates in the Pindobaçu -Fumaça area which may be the northern and separate extension of the Serra do Córrego Formation. Ultramafic dikes and sills emplaced in these sediments also host gold-bearing pyritic quartz veins. This target zone extends along strike for at least 18 kilometres north from Pindobaçu. Gold-bearing shear zones related to the Pindobaçu West Fault, which marks the contact between the Jacobina Group and the Mundo Novo Greenstone Belt, have also been identified within greenstone rocks in the Pindobaçu-Fumaça area. These zones are characterized by strong silification and quartz veining typically with pyrite.

- Targets along the Serra do Guardanapo hill, which extends for 23 kilometres along strike starting about 25 kilometres north-northeast of Jacobina. Gold mineralization in this target occurs in steeply dipping quartz veins and associated hydrothermal alteration (silicification, sericitization, chloritization and pyritization) in fine-grained quartzites and meta-pelites (andalusite schists) of the Serra da Paciência Formation;

- The Maravilha Fault zone, the south end of which is located 4 kilometres east of Jacobina at the Rio Coxo garimpo and that extends for 60 kilometres along strike northwards from there. A large number of gold occurrences are associated with this structure in shallow west dipping shear zones in Rio do Ouro Formation quartzites; and

- Gold-bearing quartz pebble conglomerate of the northern extension of the Serra do Córrego Formation that extends for 45 kilometres along strike, north from the town of Jacobina. This formation hosts the mineral resources and mineral reserves in the Jacobina mine area to the south.

In addition to the work sited above, Fugro-LASA-Geomag was contracted by Desert Sun in both 2004 and 2005 to complete induced polarization (IP) surveys over a number of targets identified in these major areas. Results of this survey, along with soil and rock chip sampling results and detailed geological mapping were used to outline drill targets. An initial drilling program totaling 2,000 metres was completed in late 2004 to test principally the Pindobaçu-Fumaça area and this program was expanded to 8,546 metres in 2005. The total number of assay samples in the database is 12,823.

Pindobaçu

At Pindobaçu there are a number of active garimpos (free miner workings) that extend along a strike length of 1.2 kilometres. Gold occurs as fine to locally coarse-grained native gold or associated with pyrite (or its weathered product, goethite) with tourmaline and fuchsite in quartz vein stockworks along low-angle thrust faults, high-angle reverse faults and fractures.

Geological mapping, IP surveys and rock/soil geochemical surveys by DSM indicate that the hydrothermal alteration zone is much more extensive than indicated by the previous work. The zone has been traced for at least 3.2 kilometres along strike at Pindobaçu and it likely extends a further 15 kilometres along strike to the north through Fumaça. The alteration zone is up to 100 metres wide with the most intense portion characterized by intense silicification and quartz-tourmaline veining.

A total of 36 holes totaling 5,942 metres were completed in 2005 to test the Pindobaçu target area. These holes tested the zone over strike length of 1,200 metres. The latter series of holes focused on testing the core area that extends at least 700 metres along strike at a deeper level (100 to 150 metres) than the original series (50 to 80 metres). In addition to geological information from detailed mapping and drilling, locations of holes were optimized using results from the recently completed induced polarization geophysical survey that has been analyzed by John Buckle, P.Geo., consulting geophysicist.

Highlights from drilling at Pindobaçu are:
- 5.46 g Au/t over a true width of 21.9 metres, including higher grade portions grading 12.27 g Au/t over a true width of 4.7 metres and 10.22 g Au/t over 5.5 metres true width.
- 1.46 g Au/t over a true width of 24.4 metres.
- 7.20 g Au/t over a true width of 2.0 metres.
- 4.40 g Au/t over a true width of 3.4 metres.
- 2.61 g Au/t over a true width of 1.8 metres.
- 23.63 (13.51 with highs cut to 30 g/t) over a true width of 2.5 metres.
- 3.11g Au/t over a true width of 8.0 metres.
- 3.02 g Au/t over a true width of 5.1 metres.

In addition, assay results for chip sampling in a shaft in the Pindobaçu "garimpo" returned 3.27 g Au/t over 14.1 metres in a vertical section including 6.85 g Au/t over 5.0 metres.

The deeper series of holes has confirmed that the strong alteration zone extends downdip to at least 150 metres. The most intense portion of the alteration is widening with depth from about 10 metres in the shallower holes to 20 metres in the deeper holes. Overall there is also more consistency in gold grades in the deeper holes, although the centre of the hydrothermal system as yet to be intersected.

Based on drilling and detailed mapping at the Pindobaçu, Entry Point and Fumaça targets, which cover 18 kilometres of strike length, a new model has been developed for the structural evolution and deposition of gold mineralization. Deformation is much stronger than previously recognized prior to drilling; gold mineralization occurs within fractured, faulted and brecciated quartzites in the hinge area of a major east dipping overturned anticline fold structure where the quartzites are capped by less permeable metavolcanic and metasedimentary rocks of the Archean Mundo Novo Formation. This folding occurred during a major tectonic event where rocks of the Mundo Novo Greenstone Belt were thrust westerly over quartzites and local conglomerates of the Jacobina Group which are equivalent in age to the quartzites and conglomerates of the Serra do Córrego Formation in the Jacobina mine area.

The mineralogy and geochemistry of this system is remarkably similar to the gold mineralization in the quartz pebble conglomerates in the Jacobina mine area to the south. The regional Pindobaçu Fault system which forms the eastern boundary of the Jacobina Basin is most likely a major focus of hydrothermal alteration and mineralization. It is possible that there could be a series of hydrothermal centres with significant gold mineralization along this extensive structure.

Fumaça

At Fumaça, located 10 kilometres north of Pindobaçu, gold mineralization occurs in strongly silicified quartzites and minor metaconglomerates of the Jacobina Group in the western part of the area that are in fault contact with reddish clastic, chemical and pelitic metasediments and local pillowed basalt of the Archean Mundo Novo Group to the east.

Soil geochemical sampling by the Company has identified several anomalies in the area with a collective strike length parallel to the main structural trend of 1.3 kilometres. The induced polarization geophysical survey by Fugro-LASA-Geomag has outlined a linear zone of coincident chargeability and resistivity anomalies that extends over a strike length of 2 kilometres, a width of approximately 300 metres and to an indicated depth extent of at least 200 metres. The strongest response is in a zone approximately 50 metres wide that is coincident with the Fumaça garimpo. Sampling from the garimpo by Desert Sun returned 7.36 g Au/t over 4.5 metres including a very high grade bluish.

Nine holes, totaling 1,575 metres have been completed to test several targets outlined by geological mapping/sampling, soil geochemical surveys and induced polarization surveys. Highlights included:
- 0.72 g Au/t over a true width of 10.1 metres including a higher grade portion grading 1.95 g Au/t over 2.2 metres.
- 0.86 g Au/t over a true width of 1.0 metre.
- 1.37 g Au/t over 3.6 metres including a 1 metre interval grading 3.37 g Au/t.
- 5.38 g Au/t over 1.4 metres true width.
- 1.53 g Au/t over a true width of 1.4 metres.

Entry Point

Dr. Paul Karpeta, an expert on Precambrian quartz pebble conglomerate-hosted gold deposits with extensive experience working on deposits in Witwatersrand, South Africa and Tarkwa, Ghana, was retained by Desert Sun in 2005 to carry out a study of the Jacobina basin in an attempt to identify additional entry points outside of the Jacobina Mine area. Entry points are the areas in a basin where major streams carry and deposit sediments into the basin and are typically marked by the thickest conglomerates with the largest pebbles. This work, which was done in close collaboration with Company personnel, identified a significant area of Jacobina Group sediments with quartz pebble conglomerate layers that are exposed in a large tectonic window across an area 5,000 metres long by 900 metres wide about 5 kilometres northwest of Pindobaçu. Gold garimpos (free miner workings) occur around this "window" near the contact with volcanic rocks of the Mundo Novo Formation, which have been thrust over the conglomerates and then subsequently eroded. In contrast to the mine area, the sedimentary rocks here are relatively flat lying hence only a small portion of the overall stratigraphic sequence is actually exposed.

Dr. Karpeta concluded that the Jacobina Basin has been subdivided by cross structures into major compartments, which controlled sedimentation in those compartments. One such cross structure is marked by a prominent lineament about 6 kilometres south of the town of Pindobaçu, north of which is the Pindobaçu Compartment and to the south is the Jacobina Compartment. Each of these compartments will have a different stratigraphy and hence different auriferous conglomerates. Typically, within each compartment there is usually one entry point marked by the thickest conglomerates with the biggest pebbles and typically are the richest conglomerates. Dr. Karpeta concluded that these entry points occur around the Jacobina Mine Area in the Jacobina Compartment and potentially around Mina Velha, 5 kilometres northwest of Pindobaçu, in the Pindobaçu Compartment.

Induced polarization (IP) surveys completed by Fugro-LASA-Geomag in this newly recognized area outlined targets that appear to be strongly silicified rocks with disseminated sulphides. A limited diamond drilling program was completed in 2005 to complete a section of holes across this area and to test several of the IP survey anomalies.

The Entry Point Target is located 5.5 kilometres north form the town of Pindobaçu, midway between the Pindobaçu (5 kilometres to the south) and Fumaça (6 kilometres to the north) targets. Six reconnaissance drill holes totaling 1,608 metres were completed in 2005 to test the stratigraphy of the area and to test for the potential to host gold mineralization.

Two holes drilled to lengths of 440 metres and 488 metres, respectively, intersected a package of interbedded pebbly quartzite and quartzite with several beds of conglomerates with small to medium-sized pebbles of quartz.

Widespread hydrothermal alteration including fuchsite and silicification was present in both holes with local disseminated pyrite. Anomalous gold values typically ranging from 100 to 300 ppb were returned with a best result of 0.57 g Au/t over 0.59 metres.

Collared 900 metres to the south, another hole tested an area where surface channel sampling had returned 1.0 g Au/t over a strike length of 14.0 metres in quartz pebble conglomerate. This hole intersected a medium pebble conglomerate which returned 1.55g Au/t over 5.4 metres.

The drill holes in the Entry Point area have confirmed the presence of quartz pebble conglomerates with hydrothermal alteration, which are the first significant quartz pebble conglomerate-hosted gold found outside the Jacobina mine area. The thin layers of conglomerate intersected in the holes indicate that the holes were likely drilled on the edge of the entry point system. Further work will focus on locating the centre of the entry point where the channels with the coarsest conglomerates that are the prime target for gold mineralization will likely be. Results of the IP surveys will also assist in locating this target.

Morro do Vento

The Morro do Vento target area is located about 1.5 kilometres from the processing plant and approximately 9 kilometres from the town of Jacobina. The Intermediate reef package here is consistently about 60 to 70 metres wide and extends along the full 2 kilometre strike length with extensive garimpos (free miners workings). This target was identified as a result of drilling in the adjacent Morro do Vento Extension (Cuscuz) area in 2002 and compilation of historical drilling data. The results of an induced polarization survey completed in 2003 at Morro do Vento indicated that the mineralized horizon likely extended over 400 metres down dip into the valley.

The former Itapicurú mine had workings in the Morro do Vento and Morro do Vento Extension (Cuscuz) areas, although most of the previous production came from the Basal and Main Reefs. Past production from the Intermediate Reefs at Morro do Vento was 413,974 tonnes grading 3.87 g Au/t from one conglomerate layer 1.9 metres thick at the north end of the area.

The Intermediate Reefs are stratigraphically 350 metres and 300 metres, respectively, above the Basal and Main Reefs. The package is exposed on the east flank of the Morro do Vento hill. The slope of the hill is a dip slope averaging about 55º E dip. The reefs extend from the top of the hill, at elevation 1,000 metres, to the valley, at elevation 630 metres, where they are truncated by a steeply dipping mafic intrusive. There are numerous garimpos along the entire strike.

At Morro do Vento, the Intermediate Reef package consists of quartz pebble conglomerate layers interbedded with quartzite that averages about 40 to 70 metres in width and extends along strike for 2 kilometres. Conglomerates comprise approximately 25% to 40% of the package and have a distribution typical of a braided stream environment in contrast to the likely alluvial fan environment that the conglomerates in the main ore zone at the Jacobina mine were deposited in. In 2003 and 2004, Desert Sun drilled a total of 14,000 metres in 80 drill holes and outlined a new indicated resource of 5,016,000 tonnes grading 2.08 g Au/t containing 335,000 ounces of gold above the 800 level. The majority of mineral resources are hosted within the LU and MU reefs.

An internal mining study by Desert Sun in the first half of 2005 identified Morro do Vento as the next likely mine in the Jacobina Mine area and concluded that development was best done from underground. A positive pre-feasibility study was subsequently completed on Morro do Vento in August 2005 by Devpro Mining and slashing / development of the 720 level adit access began in late 2005. A power line directly to the Morro do Vento site is currently under construction and the mining equipment has been ordered. A strong mine development team has been assembled that will oversee all work on the project.

Highlights of the pre-feasibility study:
- Mineral reserves estimated to be 3,586,000 tonnes at 2.09 g Au/t containing 241,000 ounces of gold
- Morro do Vento Mine to produce 50,000 ounces per year at a cash cost of US$240 per ounce, beginning in 2006
- Capital cost (net of pre-production cash flow) is estimated at US$17.2 million
- Recovered gold including pre-production is estimated at 229,000 ounces
- 20% Internal Rate of Return with a Net Present Value of US$8.4 million at a 5% discount rate
- 5.5 year mine life with excellent potential to outline additional mineral reserves

The total indicated mineral resources at Morro do Vento are estimated to be 5,790,000 tonnes grading 2.18 g Au/t, containing 406,000 ounces of gold using a conventional polygonal method. Inferred mineral resources are estimated to be 2,470,000 tonnes grading 2.42 g Au/t, containing 192,000 ounces of gold. The pre-feasibility study considered the indicated mineral resources above the 800 level only, which total 5,016,000 tonnes grading 2.08 g Au/t, containing 335,000 ounces of gold. Probable mineral reserves at US$350 per ounce gold price are estimated to be 3,586,000 tonnes at 2.09 g Au/t containing 241,000 ounces of gold. There is excellent potential to both upgrade and expand mineral resources below the 800 level.

Mining will be by conventional long hole open stoping using top hammer long hole drills, 6.2 m^3 LHDs, and 33-tonne low profile haulage trucks. Geotechnical aspects of the mine design have been reviewed by MLF Geotecnica Mechanica de Rochas Ltda ("MLF") of Nova Lima, Brazil, who indicated that ground conditions are expected to be good and there should be no problems with ground stability with the current mine design. AMEC Americas Inc. of Vancouver, B.C. ("AMEC") considers that the Morro do Vento mineralization will behave in a metallurgically similar way to the João Belo ore currently being processed and that treatment of any ratio of these ores will not significantly impact metallurgical plant performance.

Access will be via the 720 Level adit, at the north end of the Morro do Vento area, which is approximately 200 metres from the crusher and accessed via the existing Jacobina Mine (João Belo Zone) haul road. Existing mine infrastructure, including mechanical shops, warehousing and staff facilities will be utilized to accommodate the Morro do Vento operation.

The results of the study have identified a number of modifications to the milling facilities to increase the throughput from 4,200 tonnes per day to 6,500 tonnes per day:
- Installation of a new secondary crushing circuit to produce a finer crushed product prior to grinding.
- Replacement of the grinding cyclones and corresponding feed pumps with higher capacity units in order to handle the increased throughput.
- Installation of a new thickener that would function in parallel with the existing circuit. The current sand/slime system would be abandoned.
- In the leaching area, an increase in the number of mechanically agitated leach tanks to provide the optimal leach residence time is required. A new leach feed vibrating screen, leach feed sampler and leach transfer pumps are also required to handle the increased capacity.
- Installation of a new CIP tails vibrating screen and sampler to handle the increased tailings capacity.
- Replacement of the tailings disposal pipeline with a new larger diameter pipeline to handle the increased capacity.
- Installation of new process water distribution pumps to handle the increased water requirements.
- Primary crushing, carbon in pulp, carbon stripping and reactivation, reagent handling and refining circuits were deemed to have sufficient capacity to accommodate the increased capacity.

All environmental licenses required for the Morro do Vento operation have been received. The existing freshwater supply and discharge water systems will be utilized, as well as the storm water drainage system. Closure costs associated with the Morro do Vento mine are considered to be included with the Jacobina Mine complex closure plan.

Total capital cost is estimated to be US$31.2 million for the project. Gold produced from capital development in ore, amounts to US$14 million making the total new capital requirements for the project of US$17.2 million. The underground mine sustaining capital has been estimated to be US$5.8 million, to primarily be incurred in the years 2007 and 2008 for equipment rebuilds and ongoing mine development.

Devpro Mining Inc. (Devpro) was contracted by Desert Sun to co-ordinate the preparation of this pre-feasibility level report. Mr. Terrence Hennessey, P.Geo. of Micon International Limited (Micon) reviewed the geological aspects of the study and the mineral resource estimates. Mr. Rick Adams, of Devpro reviewed the mining methods and layouts, preparation of the mineral reserve estimates, and mine capital and operating cost estimates. Mr. Joe Milbourne, P.Eng. of AMEC prepared a study of the milling and metallurgical aspects of the Morro do Vento deposit mineralization, and MLF reviewed the geo-mechanical aspects of the project with respect to ground stability. The individuals cited above are all independent qualified persons as defined under National Instrument 43-101.

Morro do Vento Extension

The Morro do Vento Extension target is located immediately north of the processing plant in the Jacobina Mine area. The former Itapicurú mine had workings in both the Morro do Vento and Morro do Vento Extension (Cuscuz) areas, although most of the previous production came from the Basal and Main Reefs. These reefs are stratigraphically 350 metres and 300 metres, respectively. Previous mining and exploration focused on the high-grade zones in these reefs, which were mined in stopes that were typically 2 to 2.5 metres wide, although the full width of the mineralized conglomerates is typically 10 to 15 metres wide. Past production from the Basal and Main Reefs in both the Morro do Vento and Morro do Vento Extension areas, as reported by Anglo American, totalled 2,036,634 tonnes at a recovered grade of 4.14 g Au/tonne producing 271,046 ounces of gold.

At the Morro do Vento Extension area 24 drill holes totaling 8,511 metres were completed in 2005. This drilling focused on testing the downdip continuation of the Basal and Main reefs in the Morro do Vento Extension area, as well as the exploring the southern continuation of the Basal and Main reefs into the Morro do Vento area that have a potential strike length of at least 600 metres. The Main Reef, which is stratigraphically about 50 metres above the Basal Reef, is a major target that was intersected in the new drill holes and is the northern extension of the same reef in the Morro do Vento area that was previously mined.

A limited underground drilling program was also carried out in the Morro do Vento Extension area from the 630-metre level to test the potential for the Main Reef at shallower levels. Surface drilling is continuing to complete drilling needed to outline additional indicated mineral resources and to continue to test the 600 metre long target area between the Morro do Vento Extension and the north end of Morro do Vento.

Highlights of drilling include:
- 3.25 g Au/t over a true width of 17.8 metres and 3.71 g Au/t over 5.3 metres true width, respectively, in the Main Reef.
- 3.25g Au/t over 17.8 metres true width in Main Reef.
- 3.71g Au/t over 5.3 metres true width in Main Reef.
- 3.25 g Au/t over a true width of 17.8 metres in the Basal Reef.
- 3.21g Au/t over 7.4 metres true width in Main Reef and 2.88g Au/t over 8.8 metres true width in Basal Reef.
- 3.84g Au/t over a true width of 7.1 metres in 14.4 metres (true width) grading 2.54g Au/t in Basal Reef.
- 5.94g Au/t over 3.8 metres true width in Main Reef.
- 3.51g Au/t over 4.9 metres true width in Main Reef.
- 3.66g Au/t over a true width of 4.8 metres in 14.5 metres true width grading 1.99g Au/t in Basal Reef. (underground hole)
- 2.26 g Au/t over 7.6 metres true width in Basal Reef.
- 5.81g Au/t over 2.3 metres true width in the Main Reef and 4.47g Au/t over 1.8 metres true width in the Basal Reef.
- 3.23 g Au/t over 3.5 metres true width in Basal Reef.

Canavieiras

The former Canavieiras mine is located 3 kilometres north of the processing plant, in a block bounded by faults that is approximately 1.2 kilometres long and 400 metres wide. In contrast to the main conglomerate trend, Canavieiras is characterized by moderate folding. The high grades at Canavieiras, compared to the other zones in the Jacobina mine area, appears to results from a later stage of hydrothermal activity characterized by hematite-gold that is related to sinistral shearing. Past production, primarily from the Piritoso and Liberino reefs, in the Canavieiras Mine is reported by Anglo American to total 458,247 tonnes at a grade of 8.65 g Au/t. A hole drilled in 1997 by William Resources intersected 7.0 g Au/t over a true width of 24.0 metres in the MU reef below the old workings, but no further follow up drilling was done at that time. Work by Desert Sun has focused on evaluating the full stratigraphic package hosting the favourable conglomerate beds, which is estimated to be over 300 metres thick.

During 2005, the workings including drifts, raises, stope limits, old drill holes and major faults in the old mine were re-surveyed to eliminate survey errors that were found during data compilation and modeling. A new cross-cut, 92 metres long was also driven from an old stope in the southeastern part of the old workings to provide access to more effectively drill potential extensions to the east and south. A total of 56 holes totalling 8,287 metres were completed in 2005. The bulk of the program focussed on upgrading existing inferred mineral resources to the indicated category and exploring the potential extensions of the mineralized stratigraphy to the south and east. Several step out holes were completed up to 300 metres to the south of the old mine to explore the potential of the stratigraphy there that indicated a major extension to the known mineralized zone.

Major targets at Canavieiras include:
- MU and LU reefs about 50 metres below the Canavieiras mine workings.
- Potential high grade extension in the Piritoso-Liberino reefs adjacent to the old stope in the southern end of the mine.
- Hollandez-Maneira reefs above the old mine workings.
- Southern continuation of favourable mineralized stratigraphy based on geological compilation work and induced polarization surveys.

Target Reefs below Old Workings (MU and LU Reefs)

The MU (Middle Unit) and LU (Lower Unit) reefs are about 50 to 100 metres below the old workings. The strike length of the MU and LU reefs is now at least 600 metres with the zones open along strike to the south. Thickness of the MU reef ranges from 8.8 metres to 27.5 metres with an average of 21.9 metres and that of the LU reef, from 0.9 metres to 22.3 metres with an average of 5.2 metres. Stratigraphically the two reefs are very close in the southern holes, but become progressively more separated to the north by an interbedded quartzite unit. In the northernmost hole to intersect MU/LU, the quartzite unit separating these reefs is about 12 metres thick.

Drilling in 2005 intersected a number of very high grade intervals within the target reefs including:
- 8.40 g Au/t (7.84 g Au/t with highs cut to 30 g Au/t) over 15.2 metres in the MU reef and the LU (Lower Unit) zone grading 9.29 g Au/t (7.75 g Au/t with highs cut to 30 g Au/t) over 6.4 metres.
- 23.88 g Au/t (14.66 g Au/t cut) over 12.9 metres in the top of the MU reef and 11.02g Au/t (7.93 g Au/t cut) over 13.6 metres in the base of the MU reef and the LU reef.
- 4.47g Au/t over a true width of 10.1 metres within a 32.9 metre (true width) section grading 2.05g Au/t.
- 4.83g Au/t over 6.1 metres true width.
- 3.52g Au/t over a true width of 7.4 metres.
- 3.97 g Au/t (3.31 cut) over 15.4 metres true width in 31.5 metres grading 2.28 g Au/t (1.96 cut).
- 2.49 g Au/t over a true width of 20.9 metres.
- 4.26 g Au/t over a true width of 5.8 metres.
- 5.23 g Au/t over a true width of 4.4 metres.
- 3.28 g Au/t over a true width of 6.4 metres.

There is a very clear southwesterly plunge to the mineralized trend. The high grade areas have significant visible gold and there is in general a strong association with hydrothermal hematite alteration.

Target Reefs extending zones previously mined (Piritoso and Liberino Reefs)

The Piritoso and Liberino reefs were previously mined at Canavieiras over a strike length of about 600 meters and these were the richest reefs in the camp. Piritoso is a very pyritic medium sized quartz pebble conglomerate reef that is from 0.1 metres to 5.6 metres thick averaging about 2.6 metres thick. Average grade in the reef mined was 9.5 g Au/t. The Liberino reef is about 10 metres stratigraphically above the Piritoso reef with a thickness ranging from 0.1 metres to 3.2 metres with an average thickness of 1.2 metres. Pebble size in Liberino ranges from medium to large with less packing as compared to Piritoso. Average grade in the reef mined was 6.1 g Au/t.

Highlights of drilling in 2005 in this target zone include:
- 16.52g Au/t over 3.2 metres true width within 10.3 metres true width grading 3.90g Au/t.
- 11.94g Au/t over 2.4 metres true width within 9.9 metres true width grading 4.07g Au/t.
- 4.82g Au/t over a true width of 4.0 metres.
- 6.61g Au/t over a true width of 2.2 metres.
- 21.62g Au/t (19.49 highs cut to 30g/t) over 2.6 metres true width within 9.9 metres (true width section) grading 7.04g Au/t (6.49 g Au/t with highs cut to 30 g/t).
- 15.28g Au/t over 4.0 metres true width in 17.8 metres true width grading 4.67g Au/t.
- 18.12g Au/t over a true width of 2.3 metres.
- 17.57g Au/t (11.77 cut) over a true width of 1.4 metres.
- 4.06g Au/t over a true width of 8.4 metres.

<u>Hollandez-Maneira Reefs</u>

The **Hollandez Reef** is typically 15 to 20 metres thick, although in places is up to 40 metres thick, with significant gold mineralization occurring in the lower part of the reef. The reef extends along a north-south strike for at least 1 kilometre of which 500 metres of this strike length would be readily accessible from existing mine workings in the Canavieiras Mine. The most significant intersection in this reef in the old mine area was drilled in 2004, that intersected 8.47 g Au/t over a core length of 13.02 metres (8.07g Au/t with highs cut to 30 g/t; true width 5 metres to 10 metres) in a strongly silicified zone near the base of the Hollandez reef adjacent a steeply dipping fault zone filled with a mafic dyke. Mineralization occurs as disseminated pyrite and very fine native gold in a "silica gel" that is most likely the product of hydrothermal alteration. A hole drilled in 2005 intersected 4.06g Au/t over 8.4 metres in the Piritoso and Liberino reefs. The mineralization in this hole also displays a classic hydrothermal silica texture with disseminated pyrite and very fine native gold. These results strongly suggest that there is a hydrothermal feeder system responsible for the high grade gold mineralization. This structure is likely steeply dipping with a southeasterly strike. Wherever this structure cuts the conglomerate stratigraphy, high grade gold mineralization is very likely to occur.

The **Maneira Reef**, which is 30 metres stratigraphically above the Hollandez reef, comprises the upper sequence of conglomerates in the Serra do Córrego Formation. It is typically 70 metres thick dipping 55 degrees to the east, and comprises a very large quartz pebble conglomerate at the base which grades to a medium-sized quartz pebble conglomerate at the top. The conglomerates typically have a fuchsite-rich matrix, sometimes oxidized. Gold mineralization is presented at both the base and top. This reef was only tested in a few holes in the 2005 program, because it is the highest reef in the stratigraphy and is usually exposed above most surface drill sites and well above underground drill sites.

<u>Step Out Holes south of old Mine area (Hollandez, Piritoso, Liberino, MU and LU reefs)</u>

Historical diamond drilling indicated that gold mineralized conglomerates were present on strike to the south of the old mine area, however these holes did not test the full stratigraphic package and were drilled at less than favourable azimuths based on the new geological data generated by the drill program in the old mine area. Two step holes were completed in 2005 and both of these holes intersected high grade gold mineralization in the major reef targets (Hollandez, Piritoso-Liberino and MU and LU).

Highlights from the two step-out holes are as follows.
- 11.71g Au/t (10.09 g Au/t with highs cut to 30g Au/t) over a true width of 5.3 metres (MU reef);
- 6.15g Au/t over 3.4 metre true width Lower Unit (LU) reef; and
- 2.53g Au/t over a true width of 8.4 metres in a wider zone grading 2.01g Au/t over a 14.4 metres true width (Hollandez reef).

- 3.94 g Au/t over a true width of 9.6 metres in a wider section grading 2.36 g Au/t over a true width of 31.4 metres (MU reef); and
- 3.20 g Au/t over a true width of 5.9 metres (Liberino reef); 2.60 g Au/t over 5.3 metres and 37.45 ? over 0.3 metres true width (both Hollandez reef).

In preparation for the 2006 drill program at Canavieiras, the old No. 6 adit located about 230 metres south of the south limit of the stoped area of the old mine was rehabilitated and services for drilling installed. Drilling from underground in the No. 6 adit will commence in January 2006.

Joáo Belo Zone – deep drilling program

A deep surface drilling program was initiated at the Jacobina Mine (João Belo Zone) to test the potential down dip extension of the ore zone to a depth of 600 metres and along strike to the south. A total of eight holes are planned totalling 6,700 metres, of which two holes totalling 1,613 metres were completed in 2005. The objective of this program is to significantly expand the inferred mineral resources. Knowledge of the location and extent of the inferred resources will enable more effective mine exploration and development planning.

DESERT SUN MINING CORP.
MANAGEMENT'S DISCUSSION AND ANALYSIS
December 31, 2005

In November 2005, the Company announced the discovery of a new conglomerate reef - the Foot Wall Reef (FW reef), located approximately 40 meters in the footwall of the ore zone that is currently being mined. The new reef was encountered during main access ramp development at the 555 meter level and the 530 meter level. Work has included development of two cross-cuts to fully expose the reef on the 530 and 555 meter levels, channel sampling and diamond drilling. The ongoing development program has exposed the FW reef to date over a continuous strike length of 180 meters and a step-out drilling program is underway. Significant channel sampling results of 4.25g Au/t over a true width of 9.05 metres and 3.38g Au/t over a true width of 8.40 metres were returned in the 530 and 555 level cross cuts, respectively. An underground drill hole intersected 5.2g Au/t over 0.6 metres true width within a broader zone of low grade mineralization (0.58g Au/t over an 8.3 metres true width) in the FW reef 200 metres north of the 530 level cross cut, suggesting a potential strike length of over 300 metres.

The deep surface drill holes also tested the potential downdip and along strike extension of the new conglomerate reef, intersecting 2.64 g Au/t over a 4.3 metres true width. Geological work by Desert Sun and a recent review of the new zone by Dr. Paul Karpeta indicates that the FW Reef is probably a north-south oriented gravel channel fill, which likely lenses out laterally before it reaches the surface. The reef is typically a very coarse conglomerate with fracturing and widespread hematite alteration. There appears to be two stages of gold mineralization – an earlier pyrite-gold stage that has been overprinted by a later hydrothermal hematite-gold stage related to cross-cutting fractures; the latter appears to be responsible for the elevated grades seen in several areas.

Serra do Córrego

The Serra do Córrego target area, located 2 kilometres north of the processing plant, is a 900 metre long target zone. Two reefs known as MU and LU, which are equivalent to reefs of the same name in Morro do Vento to the south and Canavieiras to the north, are the principal targets. Extensive garimpos are found across the hillside following these conglomerates. The MU reef is best developed in the southern part of the target area and thins northward. In contrast, the LU reef continues across the majority of the hillside with characteristically deeply incised garimpos. Desert Sun has carried out resampling of available old core in the vicinity of the MU and LU Reefs, which suggests that there may, in places, be underestimation of grade in lower grade areas such as the quartzites between reefs.

Other Targets

Serra do Córrego – Maneira Reef

The Maneira reef is exposed at surface on the east side of the Serra do Córrego hillside for a strike length of about 700 metres. Inferred mineral resources in two blocks total 1,252,000 tonnes grading 3.53 g Au/t. A hole drilled in 2003 returned 4 g Au/t over 10.0 metres true width. This target is planned to be drilled in the 2006 program.

Serra do Córrego – Lagartixa/Viuva

This area is located on the west side of the Serra do Córrego hillside about 3 kilometres (Lagartixa) to 4.5 kilometres (Viuva) north of the processing plant. Geologically this is a complicated area with thrusting and repetition of stratigraphy. Lagartixa/Viuva appears to be potential extensions of the upper stratigraphy that hosts the gold-bearing conglomerates at Canavieiras. There is a 170 metres long garimpo in the Lagartixa portion of the target area. This target is planned to be drilled in the 2006 program.

Serra do Córrego – Maricota

At Maricota, which is located beside the main mine highway and entrance to the road to Serra do Córrego, garimpos have been mining high grade gold along fault structures cutting the Basal Reef very close to the basement contact. The target area here has at least a 100 metre strike length, but may be more extensive. Two drill holes were completed in 2005 to test the potential of the Basal Reef here, but both holes returned no significant results.

DESERT SUN MINING CORP.
MANAGEMENT'S DISCUSSION AND ANALYSIS
December 31, 2005

7. Liquidity and Capital Resources

The following table summarizes the Company's consolidated cash flows and cash on hand:

(in thousands of Canadian dollars)	**Three months: December 31, 2005**	Three months: September 30, 2005	Three months: June 30, 2005	Three months: March 31, 2005	Fiscal year: 2004	Fiscal year: 2003
Cash and equivalents	**40,717**	11,294	15,915	29,148	21,356	6,832
Working capital	**37,057**	11,941	16,943	26,787	19,803	6,414
Cash flow from operating activities	**5,191**	566	(4,828)	(2,261)	(2,887)	(1,558)
Cash used by investing activities	**(13,190)**	(8,272)	(8,485)	(13,701)	(33,536)	(3,154)
Cash provided by financing activities	**37,423**	3,085	81	23,753	50,946	9,809

Cash Resources

The increase in cash and equivalents from $21.4 million at December 31, 2004 to $29.1 million at March 31, 2005 was primarily attributable to the issuance of capital stock by way of a bought deal in March 2005 that raised $23.3 million. Thereafter, cash and equivalents decreased by $17.9 million, to $11.3 million at September 30, 2005 as a result of funding the completion of the refurbishment of the Jacobina Mine as well as an aggressive exploration program. In the last three months of 2005, cash and equivalents increase again to $40.7 million as a result of a bought deal financing that closed in December 2005 and raised a net $37.2 million. The Jacobina Mine has begun to generate positive cash flow, with the cash on hand to be used to fund the development of the Morro do Vento project, the ongoing exploration program and head office overheads.

In addition to the $60.5 million raised, net of issue costs, through the issuance of common shares (fiscal 2004: $51 million), $954,000 was received from the exercise of options and $2.9 million from the exercise of warrants in fiscal 2005.

Cash and equivalents at December 31, 2005 consisted of $28.5 million cash on deposit with the Royal Bank in Canada, $2.1 million cash on deposit with Bank Boston and Banco do Brazil in Brazil and $10.1 million cash invested in short-term liquid investments in Canada. The Company's investment strategy for surplus cash requires funds only to be invested in highly liquid and secure investments which can be redeemed on short notice and at no or little additional cost.

Desert Sun remains debt free (except to the extent of supplier extended credit terms) and its gold production and reserves are totally unhedged. Desert Sun has no unfunded pension liabilities. All financial commitments associated with financed equipment are included in liabilities upon shipment of the associated asset to the Company. Other than the agreement for the purchase of Brazilian Real through 2006 (see Section 3), Desert Sun does not have any off-balance sheet arrangements nor does it have any guarantees outstanding.

Uses of Liquidity

Desert Sun's cash requirements over the next 12 months will be primarily to fund:
• Development of the Morro do Vento Mine;
• Upgrade of the mill facilities to 6,500 tonnes per day ("t/d") (and initial capital where appropriate to advance to 10,000 tpd);
• Pre-feasibility studies to be undertaken at the Morro do Vento Extension and Canavieiras projects;
• Exploration within the mining area to facilitate the development of additional mines;
• Exploration further afield, but within the 100% controlled, 155-kilometer Bahia Gold Belt; and
• Corporate administration and working capital.

DESERT SUN MINING CORP.
MANAGEMENT'S DISCUSSION AND ANALYSIS
December 31, 2005

The Company currently, and through projected operating revenues, has the financial resources to undertake its aggressive exploration program and to fund anticipated corporate administration and working capital requirements. Management's investigation of alternative financing strategies to the issuing of additional shares, including Brazilian and international project financing loans, to fund development of the additional mining areas over the next three to four years, are at an advanced stage.

Commitments and Contractual Obligations

The Company has negotiated (and is negotiating) full service contracts with the international suppliers of its mining equipment for the maintenance of the mining equipment provided by them. These service contracts include both a fixed cost component, which is reflected below, as well as a variable component based on the number of hours that each piece of equipment is in operation.

The Company is also a party to certain management contracts. In the event of a "change in control", the Company or the individuals may elect to terminate these contracts which would result in the contractual obligations below being replaced with termination payments of up to $7 million.

	Fiscal 2006	Fiscal 2007	Fiscal 2008
Equipment maintenance contracts	786	65	-
Management contracts	1,534	1,479	133
Office lease (Toronto) [i]	296	277	336
Equipment (Toronto)	16	16	-
TOTAL	2,632	1,837	469

(i) Desert Sun shares its premises with other public companies that have common directors and/or officers. Desert Sun's proportionate share of these commitments, after recoveries from other companies, was 23% at December 31, 2005.

In connection with exploration and development activities, the Company is required to make certain payments regarding mining licenses, leases, occupation and surface rights. If the properties are no longer of interest to Desert Sun it can stop making these payments, although its property rights will terminate. There are no long-term contractual arrangements with any related parties that create or result in any obligations that are not on an arm's-length basis.

Change in Non-Cash Working Capital

(in thousands of Canadian dollars)	Three months: December 31, 2005	Three months: September 30, 2005	Three months: June 30, 2005	Three months: March 31, 2005	Fiscal year: 2004	Fiscal year: 2003
Decrease (increase) in current assets:						
Amounts receivable, advances and prepaid expenses	**252**	759	(2,048)	(645)	(1,386)	(27)
Inventories	**(2,353)**	(1,453)	(1,339)	(1,887)	(362)	-
Increase (decrease) in current liabilities:						
Accounts payable and accrued liabilities	**5,561**	585	(165)	1,355	2,695	471
Other	**(1)**	385	(384)	-	6	-
Foreign Exchange	**-**	57	(57)	-	-	-
Total	**3,459**	333	(3,993)	(1,177)	953	444

The most significant increases in working capital during the year ended December 31, 2005 were a large investment in inventories and a substantial increase in advances and deposits of a long term nature. The initial stocking of the spares and consumables inventories began late in 2004 and is substantially complete. Inventories required by the Company have been contained as a result of the full service agreement concluded covering the major mining equipment, with all spares in this regard being provided by the supplier of the equipment on a consignment stock basis. Inventory as at December 31, 2005 was $7.2 million of which $3.9 million was made up of materials and supplies.

Investing Activities

Mining Interests (in thousands of Canadian dollars)	**Three months: December 31, 2005**	Three months: September 30, 2005	Three months: June 30, 2005	Three months: March 31, 2005	Fiscal year: 2004	Fiscal year: 2003
Jacobina Mine – capital and development costs	**(2,458)**	(1,620)	(4,835)	(7,745)	(15,954)	-
Morro do Vento – pre-production costs	**(1,785)**	(876)	(87)	(185)	-	-
Exploration and development projects	**(1,895)**	(2,259)	(1,344)	(1,446)	(9,785)	(3,112)
Property, plant and equipment	**(3,412)**	(3,517)	(2,219)	(4,325)	(7,797)	(42)
Total	**(9,550)**	(8,272)	(8,485)	(13,701)	(33,536)	(3,154)

Development of the Jacobina Mine infrastructure is complete, the first gold pour took place in March 2005 and commercial production was declared effective July 1, 2005 with the mill operating at 85% of design capacity in the fourth quarter. Acquisitions of capital assets (net) in the twelve months ended December 31, 2005 were $20.87 million, but $5.05 million thereof was financed in terms of credit arrangements with the suppliers. In 2005, long-term advances and prepayments of $3.64 million were made in relation to exploration and development activities and sales taxes.

Financing Activities

In December 2005, the Company completed a bought deal financing pursuant to which it raised $40 million through the issuance of 16,000,000 units at a price of $2.50 per unit. Each unit consisted of one common share and one-quarter of one common share purchase warrant. Each whole warrant exercisable at a price of $2.50 until November 20, 2008. The underwriting syndicate for the offering was led by Sprott Securities Inc. and included CIBC World Markets Inc., Canaccord Capital Corporation, GMP Securities L.P., Pacific International Securities Inc. and Salman Partners Inc. The gross proceeds have been pro-rated to common shares and share purchase warrants, based on the relative fair value of each component, as follows: shares: $36,800,000; share purchase warrants: $3,200,000. The share purchase warrants trade on the Toronto Stock Exchange under the symbol DSM.WT. The relative trading prices of the common shares and share purchase warrants on the Toronto Stock Exchange were used to determine the fair value of the warrants.

In March 2005 Desert Sun closed a bought deal financing with a syndicate of underwriters led by Sprott Securities Inc. and including CIBC World Markets Inc, Salman Partners Inc., Canaccord Capital Corporation, First Associates Investments Inc., Haywood Securities Inc. and Pacific International Securities Inc. pursuant to which the underwriters agreed to purchase 10,729,614 units at a price of $2.33 per unit for aggregate gross proceeds of $25,000,001. Each unit consisted of one common share and one-quarter of one common share purchase warrant. Each whole warrant is exercisable at a price of $2.50 until November 20, 2008.

A further $2.9 million was received as a result of the exercise of share purchase warrants in the year ended December 31, 2005 and $954,000 was received from the exercise of stock options.

Share Incentive Plans

A significant factor that has and will continue to contribute to the Company's success is its ability to attract and retain qualified and competent people. To help accomplish this, the Company has adopted a Stock Option Plan and a Share Compensation Plan, together designed to advance the interests of the Company by encouraging directors, officers, employees and consultants to have equity participation in Desert Sun. As at December 31, 2005 a total of 9.13 million options to acquire common shares were outstanding at an average exercise price of $1.43, of which 1.56 million were granted during 2005. Upon approval of Desert Sun's new Stock Option Plan by shareholders on April 20, 2005, 2.4 million options to purchase common shares granted since September 2004, including the 1.1 million options granted in 2005, were deemed to have been issued and $2.4 million was charged to operations as stock-based compensation in the current period. An additional 250,000 and 207,500 stock options were granted in the third quarter and fourth quarters, respectively, which were valued in terms of the Black-Scholes option pricing model at $488,000.

In the period, 1.53 million shares were allocated to directors, officers and consultants under the new Share Compensation Plan approved by shareholders of April 20, 2005. An additional $1.64 million of stock-based compensation expense was recognized as a result. Of the common shares allocated, 941,666 shares were issued in the period with the remaining 583,334 to be issued on the first and second anniversaries of the original grants.

8. Critical Accounting Policies and Estimates

Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of any contingent assets and liabilities as at the date of the consolidated financial statements, as well as the reported amounts of revenues earned and expenses incurred during the period. These estimates are based on historical experience and other assumptions that are believed to be reasonable under the circumstances. The Company's significant accounting policies are summarized in Note 3 of the audited, consolidated financial statements for the year ended December 31, 2005. Critical accounting policies and estimates in the period included capitalization of exploration / development expenditures and the recognition of impairment of those assets, accounting for foreign currency translation, stock-based compensation, and contingent liabilities. Actual results could differ from these estimates.

9. Risks & Uncertainties

The board of directors of Desert Sun has prepared and regularly reviews a Risk Matrix as a method of evaluating the risks and uncertainties facing the Company. Risks are rated as to severity and mitigating factors identified. The only risks currently attributed a (net) "high" rating are: financing risk, as associated with fluctuations in the gold price – the Company has consciously elected not to hedge any gold production; and communications risk, although mitigated through the appointment of a full time Vice President, Investor Relations.

Nature of Mining, Mineral Exploration and Development Projects
The Company's mining operations, and exploration and development projects are subject to conditions beyond its control, which can affect the cost of mining for varying lengths of time. Such conditions include environmental hazards, explosions, unusual or unexpected geological formations or pressures, pillar collapses, and periodic interruptions in both production and transportation due to inclement or hazardous weather conditions. Such risks could result in damage to, or destruction of, mineral properties or producing facilities, personal injury, environmental damage, delays in mining, monetary losses and possible legal liability. Through high operational standards, emphasis on training and continuous improvement, Desert Sun works to reduce the mining risks. The Company maintains insurance to cover normal business risks.

Mineral exploration is highly speculative in nature, involves many risks and frequently is non-productive. There is no assurance that exploration efforts will continue to be successful. Success in establishing reserves is a result of a number of factors, including the quality of management, the Company's level of geological and technical expertise, the quality of land available for exploration and other factors. Once mineralization is discovered, it may take several years in the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable reserves through drilling, to determine the optimal metallurgical process to extract the metals from the ore and, in the case of new properties, to construct mining and processing facilities. Because of these uncertainties, no assurance can be given that exploration programs will result in the establishment or expansion of resources or reserves. Whether a resource deposit will ultimately be commercially viable depends on a number of factors, including the particular attributes of the deposit such as the deposit's size; its proximity to existing infrastructure; financing costs and the prevailing prices for the applicable resource. Also of key importance are government regulations, including those relating to prices, taxes, royalties, land tenure, land use, the importing and exporting of resource and production plant and equipment, and environmental protection.

DESERT SUN MINING CORP.
MANAGEMENT'S DISCUSSION AND ANALYSIS
December 31, 2005

Development projects have no operating history upon which to base estimates of future cash operating costs. Particularly for development projects, resource estimates and estimates of cash operating costs are, to a large extent, based upon the interpretation of geologic data obtained from drill holes and other sampling techniques, and feasibility studies, which derive estimates of cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed, ground conditions, the configuration of the ore body, expected recovery rates of minerals from the ore, estimated operating costs, anticipated climatic conditions and other factors. As a result, it is possible that actual cash operating costs and economic returns could differ significantly from those estimated for a project before production. It is not unusual for new mining operations to experience problems during the start-up phase, and delays in the commencement of production often can occur.

Gold Price
The principal business of the Company is the production of gold. Desert Sun's future profitability is largely dependent on movements in the price of gold. Gold prices are affected by numerous factors beyond the Company's control, including central bank sales, producer hedging activities, the relative exchange rate of the United States dollar with other major currencies, global and regional demand, political and economic conditions and production costs and levels in major gold producing regions. In addition, the price of gold has on occasion been subject to rapid short-term changes due to speculative activities. If as a result of a sustained decline in gold prices, revenues from gold sales were to fall below cash operating costs, the feasibility of continuing operations would be evaluated and if warranted, could be discontinued. The Company does not enter into gold price hedging programs, which would only be considered to the extent necessary to satisfy any lender requirements for project finance transactions.

Currency Fluctuations
The Company holds cash reserves in both Canadian and United States dollars, and in Brazilian Reais. By virtue of its international operations, the Company incurs costs and expenses in a number of foreign currencies other than the Canadian dollar. The exchange rates covering such currencies have varied substantially and accordingly, could significantly impact the results of operations. Desert Sun's future operating results and cash flow will be primarily affected by changes in the United States dollar / Brazilian Real exchange rate as substantially all revenues will be earned in United States dollars, while a substantial portion of the operating (75%) and capital (50%) expenditures are expected to be incurred in Brazilian Reais. Desert Sun will actively protect the proceeds from its United States dollar denominated revenues against strengthening of the Brazilian Real when this is considered prudent.

On March 3, 2005 Desert Sun entered into agreements with BankBoston to purchase Brazilian Real (R$) for monthly delivery in the equivalent of US$1 million per month beginning January 2006 at an exchange rate averaging R$3.0:US$1 for 2006. The Company is monitoring the exchange rate between the Brazilian Real and the United States Dollar closely and may enter into further contracts for 2007 at an opportune time.

The appreciation of the Brazilian Real against the United States dollar continues to be largely dependent on high interest rates in Brazil, which continue to attract significant inflows of foreign capital. The Company believes that as interest rates begin to move lower, the Brazilian Real will begin to weaken. If considered appropriate, the Company may hold surplus cash balances in Brazil in order to take advantage of high local interest rates as an offset to the strength of the Brazilian Real.

Mineral Resource and Mineral Reserve Estimates
The estimates for mineral resources and mineral reserves are determined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects, issued by the Canadian Securities Administrators and CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions, adopted by the CIM Council on August 20, 2000 and modified on December 11, 2005. There are numerous uncertainties inherent in estimating mineral resources and mineral reserves, including many factors beyond the Company's control. Such estimation is a subjective process, and the accuracy of any mineral resources and mineral reserves estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Differences between management's assumptions, including economic assumptions such as metal prices and market conditions, could have a material effect in the future on the Company's financial position and results of operation.

Risk of contingent liabilities

Desert Sun owns 100% of Jacobina Mineração e Comercio Ltda. ("JMC"), the Brazilian company that holds the mining and exploration licences, fixed property, and associated plant and equipment. In terms of the agreement under which the Company acquired JMC, Valencia Ventures Inc. ("Valencia") provided certain indemnities to Desert Sun for outstanding liabilities. These amounts include taxes payable to the Brazilian Federal and State authorities, liabilities to third parties, as well as labour and health related claims by former employees. Claims relating to silicosis, for the period prior to the Company's acquisition of JMC, for which Valencia has indemnified Desert Sun could amount to some $8 to $11.5 million. It is management's belief that the majority of the health related claims are substantially without merit and Desert Sun and Valencia intend to defend the actions vigorously. Valencia did not meet its obligations to the Company under the terms of its indemnity in a consistent manner during the fiscal year and as a result the Company has written down the value of the balance that it expects to recover from Valencia.

Country Risk, associated with the Company's operational focus on Brazil

All of Desert Sun's property interests are located in Brazil and consequently the Company is subject to certain risks, including currency fluctuations and possible political or economic instability in that country. Brazil's economy continues to strengthen and the Government continues to foster and promote political stability. Mineral exploration and mining activities may be affected to varying degrees by political stability and government regulations relating to the mining industry, including restrictions on production, price controls, export controls, foreign exchange controls, income taxes, expropriation of property, environmental legislation, employment practices and mine safety. Any changes in regulations or shifts in political attitudes are beyond Desert Sun's control and may adversely affect the Company's business. The Company, at present, does not maintain political risk insurance for its foreign operations.

Licenses and Permits, Laws and Regulations

Desert Sun's mining operations and exploration activities require permits from various government authorities, and are subject to extensive federal, state and local laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health and safety, mine safety and other matters. Such laws and regulations are subject to change, can become more stringent and compliance can therefore become more costly. Desert Sun draws on the expertise and commitment of its management team, their advisors, its employees and contractors to ensure compliance with current laws and fosters a climate of open communication and co-operation with regulatory bodies.

The Company believes that it holds all necessary licenses and permits under applicable laws and regulations and believes it is presently complying in all material respects with the terms of such licenses and permits. However, such licenses and permits are subject to change in various circumstances. There can be no guarantee that the Company will be able to maintain or obtain all necessary licenses and permits that may be required to explore and develop its properties, commence construction or continue operation of mining facilities.

The acquisition of title to mineral concessions in Brazil is a detailed and time consuming process. Title to, and the area of, mining concessions may be disputed. Desert Sun has diligently investigated title to all mineral concessions and obtained title opinions with respect thereto and, based upon such opinions, Desert Sun believes that title to all properties covering the mineral resources and reserves at the Jacobina property is in good standing; however, the foregoing should not be construed as a guarantee of title to those properties.

Environmental

Desert Sun's activities are subject to extensive federal, state and local laws and regulations governing environmental protection and employee health and safety. Environmental legislation is evolving in a manner that is creating stricter standards, while enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations.

Desert Sun is also subject to various reclamation-related conditions imposed under federal or state rules and permits. While Desert Sun has budgeted for future capital and operating expenditures to maintain compliance with environmental laws and permits, there can be no assurance that they will not change in the future in a manner that could have a material adverse effect on Desert Sun's financial condition, liquidity or results of operations.

DESERT SUN MINING CORP.
MANAGEMENT'S DISCUSSION AND ANALYSIS
December 31, 2005

10. Quarterly and Annual Data

Summary of Quarterly Results *(unaudited)*

(in thousands of Canadian dollars, except per share amounts)

	2005 4th quarter to Dec. 31 2005	2005 3rd quarter to Sept. 30 2005	2005 2nd quarter to June 30 2005	2005 1st quarter to March 31 2005	2004 5th quarter to Dec. 31 2004	2004 4th quarter to Sept. 30 2004	2004 3rd quarter to June 30 2004	2004 2nd quarter to March 31 2004	2004 1st quarter to Nov. 30 2003
	3-months	*3-months*	*3-months*	*3-months*	*3-months*	*3-months*	*3-months*	*4-months*	*3-months*
Revenue	**11,226**	8,962	--	--	--	--	--	--	--
Net Loss for the period	**1,058**	503	4,644	1,711	1,368	567	543	4,953	835
Net Loss per share – basic and diluted	**0.01**	0.01	0.06	0.02	0.01	0.01	0.01	0.09	0.02

Included in the net loss for the 2004 fiscal year were the following non-cash stock-based compensation expenses (as calculated in terms of the Black-Scholes option pricing model): for the three months ended June 30, 2004: $104,600 and for the four months ended March 31, 2004: $4,314,424. Excluding these book entries the net loss for the fifth, fourth, third, second (four-month) and first quarters would be $1,368,317, $566,701, $438,264, $638,262 and $834,985, respectively.

In the first quarter of fiscal 2005, the net loss included consulting services relating to the evaluation of financing alternatives that were settled through the issue of 500,000 share purchase warrants. The net loss for the three months ending March 31, 2005, excluding this non-cash expense (that was valued in terms of the Black-Scholes option pricing model), was $1,084,305.

The net loss in the second quarter of 2005 includes a non-cash stock-based compensation expense of $2,358,015 following the adoption by the shareholders at their Annual and Special Meeting held on April 20, 2005 of a new Stock Option Plan and the resultant ratification of stock options granted between September 2004 and March 2005. A further non-cash compensation expense in the amount of $1,391,808 was recognized as a result of the grant of common shares following the approval by shareholders of a Share Compensation Plan at the same Annual and Special Meeting. The net loss for the three months ended June 30, 2005, excluding these non-cash expenses, was $893,874.

In the three months ended September 30, 2005, a further non-cash stock-based compensation expense of $256,883 was recognized for stock options that vested in the period, as well as a further $577,461 based on the vesting of the shares previously allocated to directors, officers and consultants under the Share Compensation Plan. The net revenue for the three months ended September 30, 2005, excluding these non-cash expenses, was $331,474.

In the fourth quarter, the total non-cash stock-based compensation expense was $621,353 for stock options that vested in the period. Also provided for in the quarter, was the write down of the anticipated recovery from Valencia Ventures Inc. of expenditure incurred to settle obligations that existed at the time that the Company acquired Jacobina Mineração e Comércio Ltda. Given that Valencia has not met its obligations towards the Company on a consistent basis, Desert Sun has decided to write down the value of the anticipated receivable by $3.12 million. The net revenue for the three months ended December 31, 2005, excluding these non-cash expenses, was $2.68 million.

DESERT SUN MINING CORP.
MANAGEMENT'S DISCUSSION AND ANALYSIS
December 31, 2005

Selected Annual Information
(in thousands of Canadian Dollars, except per share amounts)

	December 31, 2005	December 31, 2004	August 31, 2003
Revenue	20,228	--	--
Net Loss for the period	7,916	8,266	2,254
Net Loss per share – basic and diluted	0.09	0.14	0.09
Total Assets	142,614	64,876	10,088
Total Long-term Liabilities	4,637	314	--
Dividends	--	--	--

11. Management Changes

Mr. Mike Hoffman, P.Eng. joined the company as Vice President, Strategic Development in September 2005, assuming primary responsibility for facilitating the planned expansion of gold production at Desert Sun's Jacobina Mine in Brazil and building a strategic development program for the Company. Mr. Hoffman is based in Toronto at Desert Sun's head office. Mr. Hoffman is a registered Professional Engineer in Ontario with 25 years' experience in the mining industry. Following his graduation from Queens University with an Honours Bachelor of Science Degree in Mining Engineering, Mr. Hoffman worked for several major mining companies and mining consultants in North America, Central America, South America and Africa. Some of these include Rio Algom, MRDI, the BLM Service Group and Royal Oak Mines Inc. In his most recent position, Mr. Hoffman was Vice President, Projects for Goldcorp Inc, where he was responsible for expansion planning for Goldcorp's flagship Red Lake Mine in northern Ontario. Mr. Hoffman's extensive feasibility and implementation experience will be extremely valuable to Desert Sun as the Company embarks on its aggressive production expansion program.

12. Related Party Transactions

(a)   Management and administrative services expense includes $90,000 (2004 - $120,000), which was paid to a company controlled by an officer and director of the Company for administrative services.

(b)   Desert Sun shares its Toronto corporate offices with other public companies that have common directors and/or officers. Desert Sun is reimbursed by these companies for their proportional share of the common expenses such as rent, telephone and office supplies. At December 31, 2005 amounts receivable included $122,180 (2004: $158,000) due from these companies.

(c)   Other payables consist of amounts anticipated to be paid in taxes, to settle historical creditors in Brazil and in respect of claims by former employees of Jacobina Mineração e Comércio Ltda. ("JMC") relating to silicosis that were decided by the Brazilian legal system prior to the Company's investment in the project. An amount of $3,549,087 has been accrued as at December 31, 2005 for all known or anticipated future obligations related to these health related claims. This amount does not include any amounts that might become due in respect of outstanding legal claims against JMC relating to silicosis that have not yet been heard by the appropriate Brazilian court. An estimate of the likely future settlements relating to these silicosis claims is between $8 million and $11.5 million, of which $2.8 million has been provided for in the $3.5 accrual at December 31, 2005. It is management's belief that many of the remaining health related claims are substantially without merit and the actions will be vigorously defended.

In the twelve months ended December 31, 2005 the Company paid $874,227 (and in the 16-months ended December 31, 2004: $1.68 million) to settle amounts for which it was indemnified by Valencia. To date the Company has only been refunded $1.75 million by Valencia, with the balance outstanding of $796,269 included in amounts receivable at December 31, 2005. All amounts indemnified by Valencia are unsecured and are due on demand.

Other receivables reflect the amount recoverable from Valencia under the indemnity as related to the other payables, discussed above. Desert Sun has been in negotiations with Valencia with regards settlement of the amounts outstanding to the Company. Based on the financial position of Valencia and the latest settlement offer made by that company, the other receivables have been written down to the anticipated recovery of $2.4 million (over and above the current amount due) and the difference of $3.1 million has been charged to operations.

An officer and director of the Company is a director of Valencia.

The Company engages certain directors to provide business advice and administrative services as they are highly qualified and knowledgeable of the Company's affairs. Payments are based on the fair value of such services as determined by management. There are expected to be ongoing service commitments resulting from contractual agreements for these engagements.

13. Corporate Accountability

The audit committee of the board of directors of Desert Sun is responsible for establishing procedures for:
i.   the receipt, retention and treatment of complaints received regarding accounting, internal accounting controls and auditing matters; and
ii. the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters;
and in connection therewith, the board of directors has adopted a Corporate Accountability Policy.

This Policy has been adopted to ensure that:
i.   Complaints are received, investigated and retained on a confidential and anonymous basis that is in compliance with all applicable laws; and
ii. Employees will not be penalized or retaliated against for making a good faith report of a complaint.

The Audit Committee has the responsibility for overseeing this policy and has delegated the day-to-day administration of this policy to the Corporate Secretary and General Counsel and the Vice President, Investor Relations. All directors, officers and employees of the Company and its subsidiaries are required to promptly report any complaints, following set out procedures, either internally to a designated officer or externally to two independent directors by using the Hotline (an e-mail address and post-office box established for the purpose of receiving complaints). The Hotline is being monitored by two independent directors, so that complaints can be reported in an anonymous (if so desired) and confidential manner. Desert Sun is fully committed to maintaining procedures for the anonymous and confidential reporting of complaints and all reports of complaints will be treated on a confidential basis and, if reported using the Hotline, will be treated on an anonymous basis. Generally, a report of a complaint will only be disclosed to those persons who have a need to know in order to properly carry out an investigation of such complaint in accordance with the procedures set out in the policy.

All employees have received, and acknowledged receipt of, a copy of the Corporate Accountability Policy.

14. Subsequent Events

(a)   On January 3, 2006 the board of directors of the Company determined that it award bonuses, stock options under the Stock Option Plan and shares under the Share Compensation Plan to various directors, officers and consultants to the Company as follows:

1.   the Company distribute a bonus pool of $705,000 (for the purpose of the audited, consolidated financial statements, these payment have been included in accounts payable and accrued liabilities and general and administration expenses in the fiscal year ended December 31, 2005).

2.   the Company issue 300,000 common shares under the Company's Share Compensation Plan in 1/3 tranches, 1/3 on January 3, 2006, 1/3 on January 3, 2007 and 1/3 on January 3, 2008. In the event of a "change of control" of the Company, any shares that have been granted, but not yet issued will be immediately issued.

3   the Company grant options to purchase up to 695,000 common shares of the Company at an exercise price of $2.86 per share and expiring on January 3, 2011, subject to shareholders and regulatory approval.

(b)   On February 21, 2006, Desert Sun and Yamana Gold Inc. ("Yamana") (TSX: YRI; AMEX: AUY; LSE (AIM): YAU) announced the acquisition of the Company by Yamana by way of plan of arrangement. Desert Sun shareholders will receive 0.6 of a Yamana common share for each Desert Sun common share held. Based on the 5-Day weighted average of Yamana's share price, the transaction price is C$5.47 per Desert Sun common share, representing a premium of 21.1% over the 5-Day weighted average price of the Company's common shares. Desert Sun's Jacobina gold mine in Bahia, Brazil is near Yamana's Fazenda Brasileiro mine and its C1 Santa Luz development-stage project. The total net cost of the transaction is US$450 million, or US$85 per resource ounce based on Desert Sun's latest reserve and resource estimate.

The acquisition of Desert Sun will be completed by way of a court approved Plan of Arrangement whereby each common share in the Company will be exchanged for 0.6 of a Yamana common share. All Desert Sun options and warrants will become exercisable for common shares of Yamana based on the exchange ratio. As a result of the proposed transaction, the combined company will be held approximately 76% by existing Yamana shareholders and 24% by existing Desert Sun shareholders. The total number of Yamana common shares outstanding would be approximately 261.5 million, on a pro forma basis.

The acquisition has the unanimous approval of the boards of directors of Yamana and Desert Sun. The board of directors of Desert Sun, having received the recommendation of a special committee of directors, is recommending that share holders vote in favour of the transaction. GMP Securities provided an opinion to the special committee of the board of directors of Desert Sun that the business combination is fair, from a financial point of view, to the holders of common shares of the Company. Desert Sun's financial advisor is Sprott Securities Corporation.

Yamana's board of directors will remain in place and Yamana has indicated that it will supplement the Board with the addition of Bruce Humphrey (current President and Chief Executive Officer of Desert Sun) and Stan Bharti (current Chairman of Desert Sun). Yamana's management team will be supplemented with the addition of certain officers from Desert Sun to whom Yamana intends to extend offers of employment.

The transaction is subject to all requisite regulatory and court approvals, third party consents and other conditions customary in transactions of this nature. The combination must be approved by at least two-thirds of the votes cast by the shareholders of Desert Sun at a meeting of holders of common shares. The shareholder meeting is expected to be held on March 31, 2006, with the transaction anticipated to close shortly thereafter. If the combination does not occur under certain circumstances, Desert Sun has agreed to pay Yamana a break-fee of US$21.50 million. If the combination does occur, the Company could be subject to certain severance, termination and other possible payments relating to its employees and consultants. Any such amount will be expensed as incurred.

The transaction results in the following company profile:

- Estimated annualized gold production of 450,000 ounces in 2006, increasing to 700,000 ounces in 2007 and to more than 800,000 ounces in 2008 from operating mines and mines under construction (includes expansion plan for Jacobina Mine proposed by Desert Sun and excludes near development stage projects held by Yamana);

- Total resource base of approximately 11.6 million ounces of measured and indicated resources, plus inferred resources of approximately 6.1 million ounces;

- Proven and probable reserves of approximately 7.6 million gold ounces (included in above measured and indicated resource total above);

- Proven and probable copper reserves of approximately 2.3 billion pounds; and

- One of the largest Brazilian exploration land holdings with a significant and dominant presence in three major gold belts.

15. Non-GAAP Measures

The Company has included certain non-GAAP measures, including cost per ounce data and adjusted net earnings / (loss) to supplement its financial statements, which are presented in accordance with Canadian Generally Accepted Accounting Practice. Non-GAAP measures do not have any standardized meaning prescribed under GAAP and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The Company has included cost per ounce information data because it understands that certain investors use this information to determine the Company's ability to generate earnings and cash flow for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with GAAP do not fully illustrate the ability of its operating mine to generate cash flow. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under GAAP. Where cost per ounce data is computed by dividing GAAP operating cost components by ounces sold, the Company has not provided formal reconciliations of these statistics. Cash costs are determined in accordance with the Gold Institute's Production Cost Standard.

The Company uses the financial measure "adjusted net earnings / (loss)" to supplement its consolidated financial statements. The presentation of adjusted measures are not meant to be a substitute for net earnings / (loss) presented in accordance with GAAP, but rather should be evaluated in conjunction with such GAAP measures. Adjusted net earnings / (loss) is calculated as net earnings / (loss) excluding the (a) non-cash stock-based compensation expense, (b) foreign exchange gain / (loss), (c) non-cash write down of amounts recoverable, and (d) future income tax expense (as applicable). The term "adjusted net earnings / (loss)" does not have a standardized meaning prescribed by GAAP and therefore the Company's definitions are unlikely to be comparable to similar measures presented by other companies. The Company's management believes that the presentation of adjusted net earnings / (loss) provides useful information to investors because it excludes non-cash charges and is a better indication of the Company's profitability from operations. The items excluded from the computation of adjusted net earnings / (loss), which are otherwise included in the determination of net earnings / (loss) prepared in accordance with GAAP, are items that the Company does not consider to be meaningful in evaluating the Company's past financial performance or its future prospects and may hinder a comparison of its period to period profitability.

16. Supplement to the Consolidated Financial Statements

As at February 27, 2006, the following common shares, common share purchase options and share purchase warrants were issued and outstanding:

- 105,119,482 common shares;

- 8,592,163 common share purchase options at an average price of $1.30, maturing at various dates until January 3, 2011; and

- 19,961,207 share purchase warrants at a price of $2.50, maturing on November 20, 2008.

February 27, 2006

APPENDIX D

Certifications of Officers

FORM 52-109FM1
MODIFIED CERTIFICATION OF ANNUAL FILINGS
DURING TRANSITION PERIOD

I, Bruce Humphrey, the President and Chief Executive Officer of **Desert Sun Mining Corp.**, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Desert Sun Mining Corp.** (the issuer) for the financial year ended **December 31, 2005**;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

   (b) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Date: February 27, 2005

 "Bruce Humphrey"
Bruce Humphrey
President and Chief Executive Officer

FORM 52-109FM1
MODIFIED CERTIFICATION OF ANNUAL FILINGS
DURING TRANSITION PERIOD

I, Stephen Woodhead, the Chief Financial Officer of **Desert Sun Mining Corp.**, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Desert Sun Mining Corp.** (the issuer) for the financial year ended **December 31, 2005**;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

    (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

    (b) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Date: February 27, 2005

"Stephen Woodhead"
Stephen Woodhead
Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Dated March 27, 2006

DESERT SUN MINING CORP.
(Registrant)

Signed: /s/ Bruce Humphrey

Bruce Humphrey
President and CEO

INDEX OF EXHIBITS

Exhibit Number	Description
99.1	Consent of Independent Auditors
99.2	Certification by the Chief Executive Officer of the Registrant pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, **Humphrey**.
99.3	Certification by the Chief Financial Officer of the Registrant pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, **Woodhead**.
99.4	Certification by the Chief Executive Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, **Humphrey**.
99.5	Certification by the Chief Financial Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, **Woodhead**.

Exhibit 99.1

 **McGovern, Hurley, Cunningham, LLP**
Chartered Accountants

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Desert Sun Mining Corp.

We consent to the use of our report dated February 21, 2006 with respect to the consolidated balance sheets of Desert sun Mining Corp. as at December 31, 2005 and 2004, and the consolidated statements of shareholders' equity, operations and deficit and cash flows for the twelve-month period ended December 31, 2005, the sixteen-month period ended December 31, 2004, and the twelve-month period ended August 31, 2003, included in this annual report on Form 40-F.


McGovern, Hurley, Cunningham, LLP

McGovern, Hurley, Cunningh, LLP

Chartered Accountants


Toronto, Canada
February 21, 2006

Exhibit 99.2

**CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002**

I, Bruce Humphrey, certify that:

1.   I have reviewed this annual report on Form 40-F of Desert Sun Mining Corp;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.   The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

   c) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.   The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a)   all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b)   any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting

Dated March 27, 2006

By: /s/ Bruce Humphrey

**Bruce Humphrey,
President, Chief Executive Officer and Director**

Exhibit 99.3

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Stephen Woodhead, certify that:

1. I have reviewed this annual report on Form 40-F of Desert Sun Mining Corp;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

    a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

    c) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting

Dated March 27, 2006

By: /s/ Stephen Woodhead

Stephen Woodhead
Chief Financial Officer

Exhibit 99.4

CERTIFICATIONS PURSUANT TO THE SARBANES-OXLEY ACT
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002

I, Bruce Humphrey, Chief Executive Officer of Desert Sun Mining Corp. (the "Company") do hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

1. This Annual Report on Form 40-F of the Company for the period ended December 31, 2005, as filed with the Securities and Exchange Commission (the "report"), fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated March 27, 2006

/s/ Bruce Humphrey
Bruce Humphrey
Chief Executive Officer

Exhibit 99.5

CERTIFICATIONS PURSUANT TO THE SARBANES-OXLEY ACT
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002

I, Stephen Woodhead, Chief Financial Officer of Desert Sun Mining Corp. (the "Company") do hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

1. This Annual Report on Form 40-F of the Company for the period ended December 31, 2005, as filed with the Securities and Exchange Commission (the "report"), fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated March 27, 2006

/s/ Stephen Woodhead
Stephen Woodhead
Chief Financial Officer